As filed with the Securities and Exchange Commission on July 6, 2021.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Nutrition Topco, LLC

to be converted as described herein to a corporation named

The Better Being Co.

(Exact name of registrant as specified in its charter)

Delaware	2833	82-1823161
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

222 Main Street, Suite 1600

Salt Lake City, Utah 84101

Telephone: (435) 655-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Monty Sharma

Nutrition Topco, LLC

Chief Executive Officer

222 Main Street, Suite 1600

Salt Lake City, Utah 84101

(435) 655-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert M. Hayward, P.C. Robert E. Goedert, P.C. Alexander M. Schwartz Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	Ian D. Schuman Stelios G. Saffos Scott W. Westhoff Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated Filer	☐

Non-accelerated filer	☐	Smaller Reporting Company	☐

		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	$100,000,000	$10,910

(1)	Includes the aggregate offering price of shares of common stock subject to the underwriters’ option to purchase additional shares.
(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Nutrition Topco, LLC, (doing business as Nutraceutical International Corporation), the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Immediately prior to effectiveness of this registration statement, Nutrition Topco, LLC intends to convert into a Delaware corporation pursuant to a statutory conversion and change its name to The Better Being Co. as described in the section titled “Corporate Conversion” of the accompanying prospectus. In the accompanying prospectus, we refer to all of the transactions related to our conversion to a corporation as the Corporate Conversion. As a result of the Corporate Conversion, the members of Nutrition Topco, LLC will become holders of shares of common stock of The Better Being Co. Unless the context otherwise requires, all references in the accompanying prospectus to the “Company,” “The Better Being Co.,” “we,” “us,” “our,” or similar terms refer to Nutrition Topco, LLC and, where appropriate, its consolidated subsidiaries before the Corporate Conversion, and The Better Being Co. and, where appropriate, its consolidated subsidiaries after the Corporate Conversion.

Our new name, The Better Being Co., perfectly embodies our values and the brands who share them. We believe in helping people become the best version of themselves. And in that pursuit of health and happiness, we’re there to support them with a range of supplements and personal care solutions. Each and every one of our consumers can trust our natural and effective products to nurture them on their journey to becoming their own kind of “better being.” While our new name represents how we support our consumers, our new logo is a timeless tribute to our company’s roots, our Utah heritage and pioneering spirit. Altogether, we believe that our new name and logo will inspire both our consumers and our own team as we all embark on a journey to better health, wellness, and happiness.

Except as disclosed in the accompanying prospectus, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of Nutrition Topco, LLC and its subsidiaries and do not give effect to the Corporate Conversion. We do not expect that the Corporate Conversion will have a material effect on the results of our core operations. Shares of common stock of The Better Being Co. are being offered by the accompanying prospectus.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                 , 2021

PRELIMINARY PROSPECTUS

             Shares

The Better Being Co.

Common Stock

This is an initial public offering of shares of common stock of The Better Being Co. We are offering             shares of our common stock and the selling stockholder named herein is offering             shares of our common stock. We will not receive any proceeds from the sale of the shares being sold by the selling stockholder.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $                  and $                . We intend to apply to list our common stock on The New York Stock Exchange (“NYSE”) under the symbol “BBCO.”

We are an “emerging growth company” as defined under the federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

See “Risk Factors” on page 23 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Immediately after this offering, assuming an offering size as set forth above, our principal stockholder, Norway Topco, LP, will own approximately                 % of our outstanding common stock (or                 % of our outstanding common stock if the underwriters’ option to purchase additional shares, including from the selling stockholder, is exercised in full). As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Management—Corporate Governance—Controlled Company Status.”

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to The Better Being Co.	$	$
Proceeds, before expenses, to the selling stockholder	$	$

(1)	See “Underwriting” for a description of compensation payable to the underwriters and estimated offering expenses.

We and the selling stockholder have granted the underwriters an option for a period of              days after the date of this prospectus to purchase up to an additional              shares of common stock from us and             shares of our common stock from the selling stockholder at the initial public offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the shares against payment in New York, New York on                , 2021.

Goldman Sachs & Co. LLC	Credit Suisse	Jefferies

Deutsche Bank Securities	Piper Sandler Raymond James	Guggenheim Securities

Prospectus dated                 , 2021

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or SEC. Neither we, the selling stockholder nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus filed with the SEC. We, the selling stockholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling stockholder and the underwriters are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.

For investors outside of the United States, neither we, the selling stockholder nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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INDUSTRY AND MARKET DATA

Within this prospectus, we reference information and statistics regarding the Consumer Health industry. We have obtained this information and statistics from various independent third-party sources such as Euromonitor International Limited and SPINS, LLC. Some data and other information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal independent sources. We are not aware of any misstatements regarding any industry, market or similar data presented herein, and we believe the data regarding the industries in which we compete and our market position and market share within these industries and our internal company research and estimates are reasonable. In addition, assumptions and estimates of our and our industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Forward-Looking Statements,” and elsewhere in this prospectus. These and other factors could cause our future performance to differ materially from our assumptions and estimates.

When we refer to information published by SPINS, LLC throughout this prospectus, unless otherwise noted or the context requires otherwise:

•	“dollar sales” are calculated as the dollar sum of sales by a company for a specified brand or group of brands in the United States for the 52 weeks ended December 27, 2020.

•

The “Vitamins & Supplements” department includes eight distinct categories: (i) Amino Acids, (ii) Digestive Aids & Enzymes, consisting of Digestive Aids & Enzymes Other, Fiber Products & Laxatives and Prebiotics & Probiotics, (iii) Food Supplements, consisting of Supplements Aloe, Supplements Bee, Supplements Cartilage, Supplements Green Food, Supplements Oils, Supplements Soy, Supplements Whole Food and Other, Supplements Yeast, (iv) Miscellaneous Supplements, consisting of Chromium Picolinate, Coenzyme Q10, Dhea 7, Pregnenolone & Hormones, Glucosamine & Chrondroitin, Polyphenols, and Supplements Miscellaneous Other, (v) Performance Nutrition, consisting of Creatine and Supplements Performance, (vi) Protein Supplements & Meal Replacements, consisting of Protein & Meal Replacement Liquid and Protein & Meal Replacement Powder, (vii) Vitamins & Minerals, consisting of Calcium & Calcium Formulas, Carotenoids & Antioxidant Formulas, Minerals Other, Multivitamins, Vitamin A & D & K, Vitamin B, Vitamin C, Vitamin E, Vitamins & Minerals Children, Vitamins & Minerals Womens, and (viii) Weight Management Formulas.

•

The “Herbs & Homeopathic” department includes four distinct categories: (i) Flower Essences, consisting of single, combination and topical remedies, (ii) Herbal Formulas, consisting of products at least one herb combined with other herbs, vitamins or minerals, (iii) Herbal Singles, consisting of products containing only one herb, and (iv) Homeopathic Medicines, consisting of single, combination and topical remedies.

•

The “Natural Enhanced” retail channel refers to full-format stores with more than $2 million in annual sales and 40% or more of UPC-coded sales from natural, organic and specialty products, and is comprised of over 1,850 full-format stores (including co-ops, associations, independents, large regional chains but excluding Whole Foods & Trader Joes).

•

The “Regional & Independent Grocery” retail channel refers to traditional full-format grocery stores with at least $2 million ACV, or all commodity volume, and less than 40% of UPC-coded sales from natural, organic and specialty products, and is comprised of approximately 6,000 traditional full-format grocery stores.

•

The “Food-Drug and Mass retailers,” or FDM, refers to the conventional multi-outlet channel, which includes (a) grocery outlets (stores with over $2 million annual ACV), (b) drug outlets (chains and independent stores, excluding prescription sales) and (c) selected retailers across mass merchandisers, including Walmart, Club, Dollar, and Military retailers.

ii

As used in this prospectus, unless otherwise noted or the context requires otherwise:

•

“Net Promoter Score” or “NPS” is an accepted methodology applied by the Company to measure customer satisfaction with and loyalty to the Company and our competitors. We calculate Net Promoter Score for both the Company and our competitors by requesting customer feedback in surveys conducted by the Company for each of our products using the following question: “How likely are you to recommend us to another individual?” Customers provide a response on the following scale of 0 – 10, with 0 representing “Not at all likely” and 10 representing “Extremely likely.” The customer feedback is categorized as follows:

Score	Categorization
0 – 6	“Detractor”
7 – 8	“Passive”
9 – 10	“Promoter”

To calculate Net Promoter Score, we subtract the total percentage of Detractors from the total percentage of Promoters. For example, if 50% of respondents were Promoters and 10% were Detractors, our Net Promoter Score would be 40. The Net Promoter Score does not incorporate instances where customers decline to answer the survey. We calculate both the Company’s Net Promoter Score and the Net Promoter Scores of our competitors using the same methodology. The competitor average score is the mean average net promoter score of the following other companies: Youtheory, hello bello, One A Day, HUM Nutrition, Smarty Pants, Nature’s Way, Nature’s Bounty, Nature Made, Garden of Life, Vitafusion, Spring Valley, Up & Up, Kirkland, Neuriva, Keep Calm, Isopure, Force Factor, NutriFlaire, Vital Proteins, and other store brands.

As used in this prospectus, “consumer interest” and “engagement” refer to web traffic and social media traffic, respectively, between the three-month period of October 1, 2020 to December 31, 2020 and the subsequent three-month period of January 1, 2021 to March 31, 2021. Web traffic is measured through Google Analytics and Shopify Analytics, two independent site analytics platforms. Both Google Analytics and Shopify Analytics record and report on every site visit, as well as the pages visited and purchases made during these visits.

Social media traffic, likes, and engagement (defined as number of times users liked, commented, shared and saved posts) are measured within the native social analytics platforms that generate these events. Incoming traffic from social media is also measured via Google Analytics and Shopify Analytics, as the social content has been tagged with tracking parameters to identify the source, marketing campaign and ad creative versions that are generating the traffic to the site.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements.”

Unless the context otherwise requires, the terms “The Better Being Co.,” the “Company,” “we,” “us” and “our” in this prospectus refer to Nutrition Topco, LLC and, where appropriate, its consolidated subsidiaries before the Corporate Conversion, and The Better Being Co. and, where appropriate, its consolidated subsidiaries after the Corporate Conversion. The term “our principal stockholder” refers to Norway Topco, LP.

Our Vision: Be the most trusted, natural source for health and wellness,

inside and out

Our Mission: Empower and inspire people to feel their very best

Our Company

The Better Being Co. is a high-growth whole-body wellness platform that develops, manufactures, markets and distributes trusted and beneficial vitamins, supplements, minerals and personal care products through a portfolio of differentiated brands. We are dedicated to providing innovative and high-quality products to our loyal consumers and compelling value to our global network of retail partners. The strong momentum across our brands is underpinned by durable, secular trends, including an increased consumer focus on health and wellness, the continued shift to online purchasing and the rising importance of self-care and well-being.

Our carefully curated collection of leading brands, each with a differentiated positioning, empowers our consumers to take charge of their health in order to meet their own unique wellness needs, inside and out. Our long-standing, highly reputable brands appeal to a broad range of consumer demographics spanning generations, cultures, income levels and varying degrees of knowledge and interest regarding health and wellness. As such, our products become an integral part of the daily routines of our loyal and highly engaged health and wellness-oriented consumers.

Our core brands include Solaray, KAL, Zhou, Nu U, Heritage Store, Life Flo and Zand Immunity, which together experienced annual average net sales growth of 15.2% from fiscal year 2018 to fiscal year 2020, significantly outpacing the growth of the global vitamins and minerals market. Our core brands have won numerous awards and have been featured in an array of magazines in recent years, and, according to SPINS, our Solaray brand is the fastest growing brand among top 5 brands (by dollar sales) across the Vitamins & Supplements and Herbs & Homeopathic departments in the combined Natural Enhanced and Regional & Independent Grocery retail channels in both dollar and growth, and is the #2 dollar share brand, for the 52 weeks ended December 27, 2020. Our portfolio also includes additional brands that offer a broad range of benefits to targeted consumer segments.

Our Core Brand Offering

Leveraging our agile, science-driven innovation engine and vertically integrated manufacturing capabilities, we are able to rapidly develop, produce and launch the vast majority of our products in-house. We are committed to sourcing only the highest quality, lab-verified ingredients, and we control our supply chain from sourcing to distribution, allowing us to consistently provide consumers and retail partners with high-quality, beneficial and nourishing products.

We endeavor to make our products available everywhere our consumers shop. We have broad omnichannel distribution globally, including long-standing relationships with leading Natural and Specialty retailers, increasing momentum with food, drug and mass (“FDM”) retailers and an established online presence. We provide a compelling value proposition to our existing and potential retail partners by driving in-store traffic through our tailored marketing strategies and delivering incremental sales in the premium vitamins, minerals and supplements and personal care categories. We also distribute internationally — in fiscal year 2020, 29% of our net sales were generated outside of the United States, of which 61% were generated online, resulting in online international sales representing 18% of net sales.

Our net sales for fiscal year 2020 by channel, brand and geography are reflected below:

We have a long track record of strong net sales growth and our momentum has further accelerated under our highly experienced leadership team, growing net sales at 9.9% annually from fiscal year 2018 to fiscal year 2020 through a combination of organic growth and strategic acquisitions. Our strong growth momentum is further bolstered by compelling margins and robust free cash flow generation to deliver a highly attractive financial profile. In fiscal year 2020, while we had a net loss margin of 10.2%, we achieved gross margin and Adjusted EBITDA (non-GAAP financial metric) margin of 52.6% and 20.0%, respectively.

Our mission is to empower and inspire people to feel their very best by providing products targeting self-care and wellness across the globe, and we recognize the importance of social and environmental responsibility. We are passionate about our operational endeavors to increase usage of solar power, introduce recycled packaging and offset our carbon emissions, and proud of our diverse, mission-driven team and the inclusive, equitable and safe workplace we have provided for all of our employees. We have committed to increasing our solar power usage to 10% of total power by 2025, to planting one million trees in countries where our ingredients are sourced, and to sourcing 20% of our bottling needs using PCR resin with paper-to-plastic recycling in all departments. As we strive to be the most trusted natural source for health and wellness, inside and out, our commitment to these values remains a core element of our leadership.

Our Evolution

We have an enduring history as a pioneer in health and wellness, providing nourishing and beneficial products to health enthusiasts well before our founding in 1993. Many of our brands, like KAL (founded in 1932) and Solaray (founded in 1973), have a strong heritage with deep consumer trust and credibility built by consistently offering innovative, high quality products. Over time, we have continued to put the consumer first by selectively acquiring and building brands in core categories that offer our consumers a comprehensive selection of products to cater to their individual health and wellness needs.

Building upon our legacy, we have undergone a meaningful evolution since 2017 by implementing the following changes under the stewardship of our current management team and our principal stockholder:

•	Leadership: Invested in a world-class leadership team, including Monty Sharma as CEO and additional key leaders, to introduce deep expertise to our business and execute on our growth strategy;

•	Marketing: Created dedicated world-class consumer marketing teams for each core brand to focus on innovation, consumer acquisition, engagement and retention;

•	Brand activation: Expanded our brand strategy to reach the evolving spectrum of health and wellness-seeking consumers, amplifying brand awareness beyond enthusiasts;

•

Portfolio: Optimized and reinvigorated our brand portfolio by refining brand marketing to reach a broader consumer base, streamlining our assortment to focus on the most relevant products for our consumers and acquiring Nu U and Zhou;

•

Distribution: Committed to making our products available wherever our consumer shops by increasing omnichannel penetration, continuing our leadership position in the Natural and Specialty Retail channel, expanding our presence in the growing online channel, and gaining momentum in the FDM channel;

•

Retail: Exited 52 previously operated retail stores to focus on our core capabilities in marketing, distribution, innovation and manufacturing, improve relationships with retail partners by removing a potential conflict of interest, and redirect capital to more efficient uses; and

•	Manufacturing: Rationalized manufacturing footprint by consolidating operations and driving continuous improvement in core production capabilities.

These recent initiatives have delivered rapid results and have positioned us to capture increased market share as we execute on our strategic growth plan. We have grown our net sales from $264 million in fiscal year 2018 to $319 million in fiscal year 2020, representing a CAGR of 9.9%. Over the same period, our net income (loss) declined from ($4.9) million to ($32.7) million, while our Adjusted EBITDA (non-GAAP financial metric) increased from $53.2 million to $63.9 million.

Our Industry and Market Opportunity

According to Global Wellness Institute, we participate in the $4.5 trillion global wellness economy, consisting of sectors that enable consumers to incorporate wellness activities and lifestyles into their daily lives. The wellness market has grown exponentially in recent years, driven by a re-prioritization of consumer values, including an increasing focus on health in a holistic manner. Regimens are changing, especially to include vitamins, minerals and supplements, as consumers place greater focus on self-care. In 2020, our core category focus of vitamins and minerals totaled approximately $138 billion globally and $47 billion in the United States, according to Euromonitor data. This category has experienced robust growth throughout market cycles historically and has largely been resilient to broader economic fluctuation, growing 7.1% globally and 7.2% in the United States from 2007 to 2009 during the Great Recession. Industry and consumer momentum has increased in the recent past and the category is projected to continue growing at 5.7% annually from 2020 to 2024, introducing the opportunity for a well-positioned platform to take a leadership position through consumer activation.

Size of Global Vitamins and Minerals Market

In addition, we benefit from durable secular tailwinds described below:

More Informed Consumers with Increased Focus on Wellness. Consumers globally are increasingly identifying their unique individual health needs and becoming more educated about wellness products. These consumers are shifting focus to specific need states, looking for solutions that support and maintain wellness in discrete categories.

Shift Towards Preventative Health. 75% of U.S. adults take dietary supplements, up from 65% 10 years ago. We believe that consumers view self-care and wellness products as lower cost alternatives for better health management, especially when compared to rising healthcare costs in the United States and will increasingly seek out these products as a result.

Aging Population. The over 50 age demographic accounts for a substantial portion of supplement purchases in the United States. Well over half of all adults in all age groups report taking dietary supplements with the over 55 age group reporting the highest rate at 81%. As the U.S. population ages and life expectancy increases, we believe this core consumer demographic will increase as will demand for supplements.

Increasing Awareness and Interest in Vitamins and Dietary Supplements from Millennials and Gen-Z. 61% of eighteen to thirty-four year olds take dietary supplements. Younger generations are enhancing their self-care by adding vitamins, minerals and supplements to their routines. Millennials and Gen-Z are increasingly interested in digitally savvy, omnichannel, solution-focused wellness brands and products with clean labeling. According to an IBM study, attributes including health and wellness benefits and natural / organic ingredients are top priorities for these consumers.

Acceleration of Health and Wellness Trends Due to the COVID-19 Pandemic. The COVID-19 pandemic has accelerated trends globally towards wellness and preventative health, especially within the immunity category, which serves as an entry point into supplements. There has been an influx of new consumers into the Natural and Specialty Retail channel since the start of COVID-19 related restrictions and stay-at-home orders, as a natural lifestyle is appealing to consumers who want to live healthfully and care for their well-being holistically. Consumers have become more proactive about healthy living with 53% of consumers becoming more concerned about their health now than they were prior to the COVID-19 pandemic and, as a result, have meaningfully increased spending on health and wellness products during the pandemic. This trend is expected to remain elevated as 88% stated they would continue to increase spend on health and wellness going forward as staying healthy has taken on new meaning due to COVID-19. Consumers are much more invested in taking care of themselves long-term and want trusted options that help them meet that objective.

Our Competitive Strengths

Our category-leading brands with strong heritage, innovation capabilities and vertically integrated model differentiate us from our competition and have contributed to and continue to enable our robust and profitable growth.

Market-Leading, Trusted Brand Portfolio in Highly Attractive Categories

Our portfolio of market-leading, trusted brands participates in the highly attractive $4.5 trillion global wellness economy, as assessed by the Global Wellness Institute, and our products reside amongst the fastest growing categories in the industry, with global vitamins and minerals market size expected to grow 5.7% from 2020 to 2024, according to Euromonitor. Not only have our core brands experienced sustained and accelerating growth driven by an increased consumer focus on wellness and self-care, the growth of our core brands has also outpaced the larger category due to the strength of our beneficial and nourishing products, our portfolio, and our appeal to consumers. From fiscal year 2018 to 2020, we delivered annual net sales growth of 9.9% and 15.2% for our total portfolio and our core brands, respectively, while the global vitamins and minerals market grew 3.2% from calendar year 2018 to 2020. Further to our growth momentum, our core brands have also achieved over twelve Best of Supplement and Best of Natural Beauty awards from Better Nutrition Magazine, six Industry Choice awards from Whole Foods Magazine, multiple Vity awards from Vitamin Retailer Magazine, and have been featured in magazines such as Vogue, Forbes and Marie Claire.

Our leading market position in the Natural and Specialty Retail channel, both as a platform and through our differentiated individual brand leadership, has been a critical component of our success to date and positions us for consistent strong brand growth and expansion to new consumers and distribution channels. Our products are sold in eight thousand Natural and Specialty Retail locations, and, historically, we have built strength in this channel by partnering with stores to educate our consumers regarding the benefits of our products. Our core brand sales at Natural Enhanced and Regional & Independent Grocery Retail and Specialty Retail doors have grown 13% from fiscal year 2018 to fiscal year 2020 while channel sales through retail doors during the time period were less than 1%. We continue to show strong momentum in performance through year-to-date period ending December 27, 2020, according to SPINS:

•	We have the #1 units sold and #2 dollar share across the combined Vitamins & Supplements & Herbs and Homeopathic departments in the Natural Enhanced retail channel; and

•

Solaray is the fastest growing brand among top five brands (by dollar sales) across the Vitamins & Supplements and Herbs & Homeopathic departments in the combined Natural Enhanced and Regional & Independent Grocery retail channels in both dollar and unit growth, and is the #2 dollar share brand.

Building upon our long-standing leadership in the Natural and Specialty Retail channel and our deep consumer insights, we are enhancing our omnichannel presence for a strategic selection of our highly reputable core brands, including a growing momentum in FDM:

•

Zhou, with a contemporary positioning, is one of the fastest growing brands as measured by consumer interest (web traffic), and has an NPS of 76 for 2020 (based on a survey of 1,376 consumers), well exceeding competitor average NPS of 38 (which consisted of an average of the NPS of 20 competitors); and

•

Heritage Store has a large consumer base of 25 to 34-year olds with a high level of engagement, as measured by social media interactions, and experienced a 13.3% increase in engagement in 2021 for the three-month period from January to March versus the prior three months. Heritage Store has recently expanded in leading national retailers and its core products are experiencing velocity, or units sold per store per week, of 1.2 to 1.6 versus a benchmark of 1.0 units per store per week.

Whole Body Wellness Strategy Catering to Unique Consumer Needs, Driving High Loyalty and Repeat Purchase

Wellness is now a lifestyle, and we develop, market and distribute products to empower our consumers to feel their best, inside and out. We appeal to consumers by fitting seamlessly into their day-to-day lives, not just their moments of health and well-being. As consumers take a much more holistic approach to their health, we are committed to supporting their various and evolving goals through an innovative, robust product offering of beneficial, trusted options that meet their unique pain points and general wellness needs. We aim to appeal to a diverse range of consumer demographics and varying degrees of knowledge and interest regarding health and wellness. For example, our Solaray brand utilizes labeling with clear icons and phrases to denote product attributes, which has strong appeal to “do-it-yourself” health enthusiasts who come to the store with experience and knowledge seeking a specific ingredient or functional solution. A recent company survey that we conducted in March 2021 showed that 70% of Solaray consumers learn about supplements and wellness products through their own research, reinforcing the importance of Solaray’s packaging focus.

Our consumers seek out and repurchase our products because of the authentic positioning, long-term brand trust, clean labeling, lab-verified premium quality and exceptional value – themes validated in our recently conducted consumer surveys. We have consistently delivered on our brand promise, and we believe this has driven a loyal consumer following and strong repeat purchase rate across our portfolio of brands. Based on a survey of our Solaray and Zhou consumers, more than one third of our

Solaray consumers have used our products for over five years and over 70% of Zhou consumers expect to continue use of our Zhou branded products for a minimum of three years. In addition, Zhou enjoys a 56% repeat purchase rate within its direct to consumer business.

Agile, Science-Driven Innovation and Well-Invested, State-of-the-Art Manufacturing Capabilities

We have a proven track record of consistently delivering new product innovation across our portfolio of brands by leveraging our world-class research and development capabilities combined with our agile, vertically integrated manufacturing infrastructure. With our state-of-the-art in-house laboratory and panel of scientific advisors, we are committed to enhancing our product assortment to meet the evolving health and wellness needs of our consumers. We consistently invest in innovation, spending approximately $6 million annually since 2019 in research and development, and leverage our network of four PhDs and three MDs on staff. We typically launch 150 new products across our brand portfolio each year, and recent examples of our innovation engine include our Solaray Mycrobiome Probiotic, Zhou Elder-Mune Elderberry gummies and Zhou Elder-Mune Zinc gummies. In addition, we participate in clinical studies with universities to further evaluate our product with intent to support the claims we make and the potency of our formulas.

An emphasis on quality underscores everything we do, and our differentiated, vertically integrated infrastructure enables us to maintain full control over our supply chain. Our global sourcing model ensures consistent supply, even in times of global disruption, by maintaining relationships with a broad set of geographically diverse suppliers. We test 100% of the lots of all raw materials and maintain the highest standards for our lab testing, which is increasingly mandated by our retail partners and provides us with a competitive advantage for entry into some international markets. We manufacture 85% of our products in-house at our state-of-the-art campus in Ogden, Utah, with production capabilities spanning a variety of delivery forms. We also maintain strong co-manufacturer relationships to deliver novel product formats and retain flexibility to supplement our manufacturing capacity.

Omnichannel presence with a compelling value proposition to online and retail partners

We are dedicated to making our brands and products available everywhere our consumers shop. Our omnichannel presence, as well as our distribution network, enables us to be a trusted partner on our consumers’ wellness journeys, both online and offline.

Physical Retail: We have a strong existing presence in the Natural and Specialty Retail channel, and have leveraged our leadership position in this channel to enter and grow rapidly in FDM, having secured over 68,000 new points of FDM distribution in 2021. Our products are available at leading retail partners, including Whole Foods, Natural Grocers, Sprouts, Kroger, Target and Walmart. We offer a compelling value proposition to our retail partners by driving in-store traffic and delivering incremental premium category sales, which retail partners are increasingly turning to in order to differentiate themselves from online players.

Online Retail: As consumers increasingly shift to online purchases, we have ensured that our products are available on Amazon, online sites of our retail partners, specialty health and wellness online retailers and our own brand websites. In 2017, we acquired Zhou, a digitally native brand targeted at millennials, to expand our consumer reach as well as increase our competencies in the rapidly growing online space and have leveraged these learnings across our portfolio. Over 65% of Zhou consumers prefer to purchase their supplements online, and we enjoy an average rating of approximately 4.5 out of 5.0 for its products on Amazon as well as 12 different “Amazon Best Seller” and “Amazon Choice” badges, which are awarded by Amazon through an algorithmic process which factors, among other things, total sales and number of reviews and ratings. Through the successful expansion of our portfolio with Zhou and our ongoing shift to online across all brands, in fiscal year 2020, online channel sales contributed 44% to our net sales and grew 26% over fiscal year 2019.

Compelling Growth and Margin Profile with Strong Free Cash Flow Generation

We have an attractive financial profile with a long track record of robust net sales and profitability growth, and under our highly experienced leadership team we have further accelerated our growth momentum while sustaining a compelling margin profile and strong free cash flow generation. From fiscal year 2018 to fiscal year 2020, we have grown our net sales at a compound average growth rate of 9.9% and our gross profit at a compound average growth rate of 10.4%. Over the same period, our net income (loss) declined from ($4.9) million to ($32.7) million, while our Adjusted EBITDA (non-GAAP financial metric) increased from $53.2 million to $63.9 million through a combination of organic growth and strategic acquisitions. Our organic growth has been driven by a mix of strong category tailwinds, expanded distribution, acceleration of online penetration, and consistent engagement with our consumers. In addition, since 2017, we have successfully acquired and integrated Zhou and Nu U into our platform, expanding our core brand offering and realizing revenue and cost synergies in each transaction. Our margin profile, along with disciplined capital expenditures, drive consistently high cash flow generation, providing significant financial flexibility to continue to reinvest in our business and opportunistically pursue value enhancing acquisitions.

Mission-Driven Management Team with Deep Industry Experience

Our company is led by a highly accomplished executive team with significant experience in the consumer products industry. Our CEO, Monty Sharma, has over 25 years of experience leading branded consumer packaged goods companies and has extensive experience with wellness brands. Our deep leadership bench has total industry experience of over 800 years at brands such as Nestlé, Pepsi, Coca-Cola, Kraft Heinz, Atkins, Simply Good Foods, Estée Lauder, Clinique and Gucci. We are proud that 40% of our executive team identifies itself as an ethnic minority. Together, our team has demonstrated the ability to enhance growth through active portfolio management, refreshed, refocused marketing initiatives, continuous innovation, expansion into new sales channels and customer relationships and winning with consumers at the point of purchase, while exemplifying core values that underpin our operating philosophy: integrity, transparency, contribution, discipline, respect and enthusiasm.

Our Growth Strategies

Amplify Brand Awareness to Enhance Consumer Engagement and Reach New Consumers

We utilize a multi-pronged, brand-specific marketing strategy to acquire consumers, enhance engagement, increase brand awareness and drive repeat purchase. Our marketing strategy is underpinned by disciplined, results-driven metrics such as Return on Advertising Spend (“ROAS”), which is net sales divided by the advertising expense in a channel over a given period, Customer Acquisition Cost, which is the cost to acquire a new customer in a period, and Lifetime Value of a Customer, which is the amount a customer buys in a measurable period.

Invest behind core brands: Our core brands each have a dedicated marketing team whose goal is to develop a bespoke strategy that engages existing consumers and drives awareness amongst new consumers. Solaray, for example, has launched lifestyle video advertising in all core digital channels to appeal to health enthusiasts and wellness seekers, while Heritage Store, our personal care brand with a strong female-identifying Gen-Z and millennial following, utilizes an influencer-led strategy and digital-led advertising. Furthermore, our brand-specific websites aid consumer education with refreshed content regarding our brand offerings and purposeful portfolio segmentation to enable increased consumer retention and engagement within the brand ecosystem.

Refine brand marketing to reach new consumer segments: Our highly curated brand portfolio emphasizes a differentiated positioning and purpose for each of our brands to support an array of consumers on their unique journeys to wellness. Through a consistent focus on ensuring distinctive brand messaging, we seek opportunities to reinvigorate our existing and acquired brands to appeal to new, targeted consumer segments. For example, in early 2021, we enhanced our KAL brand strategy to leverage its strong perception as a natural, trustworthy and family-focused solution in order to increase the aperture of the consumer by focusing and evolving our product assortment. We recently launched our dinosaur line of gummies targeted at children ages four and older, and have successfully achieved placement in more than 1,000 leading Natural and Specialty Retail doors. We are also in the process of launching repackaging for Solaray, embracing the brand’s timeless heritage while continuing to appeal to health enthusiasts. With a deep understanding of our Natural and Specialty Retail consumer, Solaray is expanding its reach to the “do-it-for-me” consumer through simplified labeling that emphasizes potential benefits and ingredients.

Increase Penetration in Priority Channels

We have an established omnichannel presence, which allows us to continue expanding penetration across both our existing and recently entered sales channels.

Natural and Specialty Retail.    Our strong leadership position in the Natural and Specialty Retail channel positions us well to capture incremental growth. For example, within the first five months of the Solaray ImmuFIGHT launch, we secured distribution for the product in approximately 1,000 Natural and Specialty Retail doors.

Food, Drug & Mass.    FDM accounted for 26% of the supplement market but made up only 4% of our sales in 2020, providing a significant opportunity for us to meaningfully expand distribution in the channel. We have recently successfully entered the channel with our Zhou, Heritage Store and Zand Immunity brands—strategic choices based on deep insights of the brands’ target consumers and their shopping patterns. In order to ensure success and continue to build out the FDM channel, we also recently made several key hires, including a Chief Revenue Officer and several other senior executives with deep experience in the FDM and club channels. Furthermore, we have augmented our internal team with highly qualified national and account-specific brokers.

Online.    We have achieved success across online platforms, including an established Amazon presence, driving acceleration in digital sales. Online presents an opportunity for sustained growth driving incremental sales across our platform of brands. Our online sales grew 26% in fiscal year 2020 as our consumers sought us out online organically, and our Amazon point-of-sale trailing twelve month revenue grew 43% year over year in December 2020. Going forward, we plan to increase investment in the channel to acquire new consumers online and benefit from omnichannel execution.

Expand Footprint Across Key International Markets

We have significant whitespace outside of the United States and will continue to strategically enter large, fast-growing international markets utilizing a mix of our own salesforce and distribution partnerships. Our strategy for international expansion is focused on five core brands, Solaray, Zhou, Heritage Store, Nu U and KAL, leveraging their heritage, authenticity and strong track record. We have also established an internal team to drive international growth, including internationally-based executives. Our existing international business operates across online and brick and mortar channels, with online contributing 61% of international sales in fiscal year 2020, driving opportunity for long-term omnichannel growth.

Existing International Markets.    We currently sell our brands in 65 countries internationally, including in the United Kingdom, Spain, Romania, Denmark and Norway. We are expanding our local market teams in order to take full control of our international distribution. We successfully entered into Europe by leveraging our established brand strength, experience in the U.S. market and local market insights. We will continue to build relationships with the Natural and Specialty Retail and FDM channels in these markets in order to increase sales.

New International Markets.    We have a disciplined approach to assessing new international markets for introducing our core brands and determining the optimal local market strategy for reaching consumers. Leveraging our experience in successfully entering key international markets, we plan to continue to selectively expand our footprint in new international markets, providing a gateway to new consumers globally.

Drive Innovation to Extend Existing Product Lines and Enter into Adjacent Categories

Our passion for creating products that address high consumer interest need states, empowering our consumers to live their best lives, drives our innovation mindset.

Further enhance our product assortment.    With guidance from our scientific advisors and informed by our consumers’ evolving health and wellness needs, we will continue to optimize our assortment to ensure product relevancy, novelty and differentiation. For example, in 2017 we launched the Solaray Mycrobiome Probiotic, which contributed $5.4 million net sales in fiscal year 2020, and in 2019 we launched the Zhou Elder-Mune Elderberry gummies, which exceeded net sales of $600,000 in its first full year following launch and contributed $5.6 million net sales in fiscal year 2020.

Enter into adjacent categories.    We intend to leverage our innovation capabilities and existing brand equity to selectively enter into adjacent categories where we believe there are significant growth opportunities. We believe there would be strong consumer acceptance and expansion opportunities across several of our core brands, including sports nutrition and beauty-from-within for Zhou, allowing us to further expand our total addressable market. Our go-forward Zhou brand strategy includes expansion into the sports nutrition market, which is estimated at approximately $25 billion globally in 2021, according to Euromonitor, and entails the launch of a curated assortment of targeted, solution-focused products that we believe are additive to our retailer customers’ shelves. After conducting surveys and conversations with more than two thousand potential Zhou customers to understand the category, we have begun rollout with key marquee accounts.

Selectively Pursue Value-Enhancing Acquisitions and Investments

We intend to utilize a disciplined approach for evaluating potential opportunities to enhance our brand portfolio, product offering and capabilities. We have successfully completed multiple acquisitions, including Nu U, Zhou and Heritage Store, that have added strong, complementary brands to our portfolio. As a leader in the health and wellness market, in innovation capabilities and across global omnichannel distribution channels, we believe we are well-positioned as an attractive platform for potential targets. We intend to continue the systematic evaluation of our robust pipeline of acquisition opportunities in order to further enhance our global brand portfolio and broaden our consumer reach, and to selectively review strategic investment opportunities to build early brand partnerships.

Risk Factor Summary

There are a number of risks related to our business, this offering and our common stock that you should consider before you decide to participate in this offering. You should carefully consider all the information presented in the section titled “Risk Factors” in this prospectus. Some of the principal risks related to our business include the following:

•

Our success is linked to the size and growth rate of the vitamins, minerals and supplements market and an adverse change in the size or growth rate of that market could have a material adverse effect on us;

•

Because a material amount of our sales are to or through Natural and Specialty Retail stores, we are dependent to a large degree upon the success of this channel as well as the success of specific retailers in the channel;

•	A loss of, or material cancellation, reduction, or delay in purchases by, one or more of our largest customers could harm our business;

•	Our success depends on our ability to maintain the value and reputation of our brands;

•

We may fail to attract, acquire or retain customers at our current or anticipated future growth rate, or may fail to do so in a cost-effective manner, which would adversely affect our business, financial condition and results of operations;

•

If we are unable to anticipate customer preferences and successfully develop new and innovative products in a timely manner or effectively manage the introduction of new or enhanced products, then our business may be adversely affected;

•

We are highly dependent upon consumers’ perception of the safety and quality of our products as well as similar products distributed by other companies in our industry, and adverse publicity and negative public perception regarding particular ingredients or products or our industry in general could limit our ability to increase revenue and grow our business;

•

We face intense competition from competitors that are larger, more established and that possess greater resources than we do, and if we are unable to compete effectively, we may be unable to gain sufficient market share to sustain profitability;

•	The COVID-19 pandemic and associated responses could materially adversely affect our business, operating results, financial condition and prospects;

•	We plan to expand into additional international markets, which will expose us to significant risks;

•

Because we depend on outside suppliers with whom we do not have long-term agreements for raw materials, we may be unable to obtain adequate supplies of raw materials for our products at favorable prices or at all, which could result in product shortages and back orders for our products, with a resulting loss of sales and profitability;

•

A disruption in the service, a significant increase in the cost of our primary delivery and shipping services for our products or a significant disruption at shipping ports could adversely affect our business;

•	We are dependent upon our lenders for financing to execute our business strategy and meet our liquidity needs, and the lack of adequate financing could negatively impact our business;

•

We and our suppliers are subject to numerous laws and regulations that apply to the manufacturing and sale of nutritional supplements, and compliance with these laws and regulations, as they currently exist or as modified in the future, may increase our costs, limit or eliminate our ability to sell certain products, subject us or our suppliers to the risk of enforcement action, or otherwise adversely affect our business, results of operations and financial condition;

•

Our success is dependent on the accuracy, reliability, and proper use of sophisticated and dependable information processing systems and management information technology and any interruption in these systems could have a material adverse effect on our business, financial condition and results of operations; and

•	the other factors set forth under “Risk Factors.”

These and other risks are more fully described in the section titled “Risk Factors” in this prospectus. If any of these risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, you could lose all or part of your investment in our common stock.

Our Principal Stockholder

We have a valuable relationship with our principal stockholder. We are party to a director nomination agreement with certain parties, including HGGC and Snapdragon, collectively owning a majority of the outstanding partnership interests in our principal stockholder that provides the respective parties with the right to designate nominees to our board of directors, or our Board, subject to certain conditions. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Director Nomination Agreement” for more details with respect to the director nomination agreement (the “Director Nomination Agreement”).

Our principal stockholder is controlled by investment funds affiliated with HGGC, LLC, a leading middle-market private equity firm with over $5.4 billion in cumulative capital commitments, and Snapdragon Capital Partners LLC, a consumer growth private equity firm. Based in Palo Alto, California, HGGC is distinguished by its “Advantaged Investing” approach that enables the firm to source and acquire scalable businesses at attractive multiples through partnerships with management teams, founders and sponsors who reinvest alongside HGGC, creating a strong alignment of interests, as well as public boards that may be looking for a partner to maximize stockholder value. Over its history, HGGC has completed more than 200 platform investments, add-on acquisitions, recapitalizations and liquidity events with an aggregate transaction value of over $30 billion.

Based in Greenwich, Connecticut, Snapdragon is a leading investor in the Health & Wellness category with a history of investing behind leading fitness, better-for-you food, health services and consumer products. Snapdragon targets categories benefiting from favorable long term secular trends and seeks to partner with companies to help them achieve their full potential.

General Corporate Information

Our principal executive offices are located at 222 Main Street, Suite 1600, Salt Lake City, Utah 84101. Our telephone number is (435) 655-6000. Our website address is www.betterbeing.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock. We are a holding company and all of our business operations are conducted through our subsidiaries.

This prospectus includes our trademarks and service marks which are protected under applicable intellectual property laws and are the property of us or our subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

Corporate Conversion

We currently operate as a Delaware limited liability company under the name Nutrition Topco, LLC, which directly and indirectly holds all of the equity interests in our operating subsidiaries. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, Nutrition Topco, LLC will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to The Better Being Co. In this prospectus, we refer to all of the transactions related to our conversion into a corporation as the Corporate Conversion. Following the Corporate Conversion, we will remain a holding company and will continue to conduct our business through our operating subsidiaries. For more information, see the section titled “Corporate Conversion.”

Following the completion of the Corporate Conversion and prior to the closing of this offering, our principal stockholder will own approximately                 % of The Better Being Co.’s common stock. The Better Being Co. will have several wholly owned direct and indirect subsidiaries that are legacies from the corporate structure that existed prior to this offering. See the section titled “Corporate Conversion.”

Status as a Controlled Company

Because our principal stockholder will beneficially own                 shares of our common stock (or                 shares of our common stock if the underwriters’ option to purchase additional shares is exercised in full), representing approximately                % of the voting power of our company following the completion of this offering (or                 % if the underwriters’ option to purchase additional shares is exercised in full), we will be a “controlled company” as of the completion of the offering under the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, and the rules of the NYSE. As a controlled company, we will not be required to have a majority of independent directors or to form an independent compensation committee or nominating and corporate governance committee. As a controlled company, we will remain subject to the rules of the Sarbanes-Oxley Act, which require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date, and at least three directors, all of whom must be independent, on our audit committee within one year of the listing date. We expect to have six independent directors upon the closing of this offering, one of whom (Ms. Morris) will qualify as independent for audit committee purposes.

If at any time we cease to be a controlled company, we will take all action necessary to comply with the Sarbanes-Oxley Act and rules of the NYSE, including by having a majority of independent directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period. See the section titled “Management—Corporate Governance—Controlled Company Status.”

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the date on which we are deemed to be a large accelerated filer (this means the market value of common that is held by non-affiliates exceeds $700.0 million as of the end of the second quarter of that fiscal year) or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements (such as not being required to provide audited financial statements for the year ended September 30, 2018 or five years of Selected Consolidated Financial Data) in this prospectus and executive compensation in this prospectus and expect to elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis.

THE OFFERING

Issuer	The Better Being Co.

Common stock offered by us	shares.

Common stock offered by the selling stockholder	shares.

Option to purchase additional shares from us	shares.

Option to purchase additional shares from the selling stockholder	shares.

Common stock to be outstanding after this offering	shares (or shares if the underwriters’ option to purchase additional shares, including from the selling stockholder, is exercised in full).

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters’ option to purchase additional shares, including from the selling stockholder, is exercised in full, assuming an initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. We expect to use approximately $ million of the net proceeds of this offering (or $ million of the net proceeds of this offering if the underwriters exercise their option to purchase additional shares in full) to repay outstanding borrowings under our Credit Facilities, and the remainder of such net proceeds will be used for general corporate purposes.

We will not receive any proceeds from the sale of the shares being offering by the selling stockholder, including any shares of common stock being sold by the selling stockholder pursuant to any exercise by the underwriters of their option to purchase additional shares. See “Use of Proceeds” for additional information.

Controlled company	After this offering, assuming an offering size as set forth in this section, our principal stockholder will own approximately % of our common stock (or % of our common stock if the underwriters’ option to purchase additional shares, including from the selling stockholder, is exercised in full). As a result, we expect to be a controlled company within the meaning of the corporate governance standards of the NYSE. See “Management—Corporate Governance—Controlled Company Status.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed trading symbol	“BBCO.”

The number of shares of common stock to be outstanding following this offering is based on                  shares of common stock outstanding as of March 31, 2021 after giving effect to the Corporate Conversion, and excludes                  million shares of common stock reserved for future issuance under our 2021 Omnibus Incentive Plan, or the 2021 Plan, which will be adopted in connection with this offering.

Unless otherwise indicated, all information in this prospectus assumes:

•	the consummation of the Corporate Conversion;

•	the filing of our certificate of incorporation and the adoption of our bylaws;

•	no exercise by the underwriters of their option to purchase up to additional shares of common stock from us and additional shares of common stock from the selling stockholder; and

•	excludes shares of common stock, plus future increases, reserved for issuance under our 2021 Employee Stock Purchase Plan (the “ESPP”).

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data and other data. We derived the condensed consolidated statements of operations data for the years ended September 30, 2020 and 2019 and consolidated balance sheet data as of September 30, 2020 from our audited consolidated financial statements included elsewhere in this prospectus. The condensed consolidated statements of operations data for the six months ended March 31, 2021 and 2020 and the condensed consolidated balance sheet data as of March 31, 2021 have been derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data and other data should be read in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended September 30,			Six Months Ended March, 31 (unaudited)
	2020		2019	2021		2020
	(in thousands, except per share and per unit data)
Consolidated Statement of Comprehensive Loss:
Net sales		$319,310	$277,514		$178,557	$154,094
Cost of sales		151,401	131,683		88,574	72,862
Gross profit		167,909	145,831		89,983	81,232
Operating expenses:
Distribution expense		31,444	30,155		17,458	14,933
Selling, general and administrative		91,967	79,233		54,152	45,320
Legal settlement expense		32,441	511		4,701	999
Amortization of intangible assets		15,043	14,675		7,312	7,556
(Gains) losses on disposals of property, plant and equipment		(375)	578		298	(106)
Impairment of held for sale assets		873	—		515	—
Total operating expenses		171,393	125,152		84,436	68,702

(Loss) income from operations		(3,484)	20,679		5,547	12,530

Interest expense		36,629	30,024		16,822	13,992
Other income, net		(165)	(998)		(189)	(114)
Loss before (benefit) for income taxes		(39,948)	(8,347)		(11,086)	(1,348)
(Benefit) for income taxes		(7,297)	(3,479)		(2,250)	(358)

Net loss		$(32,651)	$(4,868)		$(8,836)	$(990)

Other comprehensive income (loss)
Foreign currency translation adjustments, net of tax		732	(792)		1,681	(321)

Comprehensive loss		$(31,919)	$(5,660)		$(7,155)	$(1,311)

Per Unit/Share Data(1):
Pro forma net loss per share, basic and diluted(2)	$			$
Pro forma as adjusted net loss per share, basic and diluted	$			$

(1)

The historical earnings per unit is not meaningful or comparable because, prior to the Corporate Conversion, the Company was a single member limited liability company. Accordingly, earnings per unit is not presented.

(2)

Pro forma basic and diluted net loss per share is computed by dividing pro forma net loss by pro forma weighted-average common shares outstanding. For the year ended September 30, 2020 and the six months ended March 31, 2021, pro forma net loss is computed by decreasing net loss by $                of interest expense, net of tax, that would not have been incurred if the offering had occurred on October 1, 2019. Pro forma weighted-average common shares outstanding is computed by increasing the weighted-average common shares outstanding by                , which represents the $                million in outstanding borrowings described in “Use of Proceeds” being repaid with the proceeds of this offering divided by the public offering price per share. This pro forma data is presented for informational purposes only and does not purport to represent what our net loss or net loss per share actually would have been had the offering and use of proceeds therefrom occurred on October 1, 2019 or to project our net loss or net loss per share for any future period.

	September 30, 2020	March 31, 2021	March 31, 2021
	Actual	(unaudited)	Pro Forma as Adjusted(3)(4)
Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$20,799	$8,783	$
Total assets	$504,323	$487,709	$
Working capital	$30,754	$75,566	$
Debt, net	$340,231	$390,630	$
Accumulated deficit	$60,785	$69,621	$

Total liabilities and members’ equity	$504,323	$487,709	$

(3)

The pro forma as adjusted column reflects: (i) the pro forma adjustments following (a) the completion of the Corporate Conversion and (b) the filing and effectiveness of our certificate of incorporation in Delaware, which will occur immediately prior to the completion of this offering; (ii) the sale of                 shares of our common stock in this offering at an assumed initial public offering price per share of $                (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the net proceeds from this offering as set forth under the section titled “Use of Proceeds.”

(4)

The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price per share of $                (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, total assets, working capital, debt, and total liabilities and members’ equity by approximately $                million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1,000,000 share increase or decrease in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, total assets, working capital, debt, and total liabilities and members’ equity by approximately $                million, assuming no change in the assumed initial public offering price per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Our key financial metrics for the years ended September 30, 2020 and 2019 and the six months ended March 31, 2021 and 2020 included:

	Year Ended September 30,		Six Months Ended March 31,
	2020	2019	2021	2020
			(in thousands)
Net sales	$319,310	$277,514	$178,557	$154,094
Net loss	$(32,651)	$(4,868)	$(8,836)	$(990)
Adjusted EBITDA(1)	$63,908	$58,019	$33,890	$30,027
Adjusted net income(1)	$9,605	$14,965	$9,495	$8,457

(1)

Adjusted EBITDA and Adjusted net income, both non-GAAP financial metrics, are included as a disclosure because we believe it is a useful indicator of our operating performance. We define Adjusted EBITDA as earnings before net interest and other expense (income), taxes, depreciation, amortization, and long-lived asset, goodwill and intangible asset impairments, and certain other expenses that we believe are not indicative of our core operating performance. We define Adjusted net income as net income (loss) adjusted for amortization of intangible assets and for certain other expenses that we believe are not indicative of our operating performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for a discussion about the limitations of Adjusted EBITDA and Adjusted net income.

The following table presents the reconciliation of net loss to Adjusted EBITDA (non-GAAP financial metric) for the years ended September 30, 2020 and 2019 and the six months ended March 31, 2021 and 2020:

	Year Ended September 30,		Six Months Ended March 31,
	2020	2019	2021	2020
	(in thousands, except percentages)
Net loss	$(32,651)	$(4,868)	$(8,836)	$(990)
Add:
Interest and other expense, net	36,464	29,026	16,633	13,878
(Benefit) for income taxes	(7,297)	(3,479)	(2,250)	(358)
Depreciation and amortization	24,865	25,105	12,655	12,182

EBITDA	21,381	45,784	18,202	24,712
Legal settlement expense(1)	32,441	511	4,701	999
Stock based compensation	942	500	749	295
Merger and acquisition related items(2)	6,220	5,085	2,175	2,849
Organizational realignment costs(3)	2,426	3,002	355	1,278
Strategic initiatives(4)	—	2,559	1,068	—
Inventory write-offs(5)	—	—	4,324	—
IPO readiness(6)	—	—	1,503	—
(Gains) losses on disposals of property, plant, and equipment	(375)	578	298	(106)
Impairment of held for sale assets	873	—	515	—

Adjusted EBITDA	$63,908	$58,019	$33,890	$30,027

Percentage of net sales	20.0%	20.9%	19.0%	19.5%

(1)

Represents settlement expense and legal fees incurred in association with stockholder litigation. See “Note 13 — Capital Stock” to our audited consolidated financial statements included elsewhere in this prospectus and “Note 9 — Capital Stock” to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our legal settlement expense.

(2)

Represents transaction-related costs and expenses associated with the February 13, 2019 acquisition of Nu U and the minority investment by Maze and Snapdragon. For the year ended September 30, 2020 and six months ended March 31, 2021, amount primarily attributable to earn-out payments associated with the Nu U acquisition. For the year ended September 30, 2019 and six months ended March 31, 2020, amount primarily attributable to transaction expenses and earn out payments associated with the Nu U acquisition and transactions expenses associated with the minority investment. These costs are included within “Selling, general and administrative” in the accompanying consolidated statements of operations and comprehensive loss for the years ended September 30, 2020 and 2019 and in the accompanying condensed consolidated statements of comprehensive loss for the six months ended March 31, 2021 and 2020.

(3)

Represents professional fees, severance expense, relocation expense, and executive search costs incurred related to our organizational realignment and geographic consolidation. These costs are included within “Selling, general and administrative” in the accompanying consolidated statements of operations and comprehensive loss for the years ended September 30, 2020 and 2019 and in the accompanying condensed consolidated statements of comprehensive loss for the six months ended March 31, 2021 and 2020.

(4)

Represents professional fees incurred in association with a strategic commercial transformation and certain targeted corporate rebranding and marketing projects. These costs are included within “Selling, general and administrative” in the accompanying consolidated statements of operations and comprehensive loss for the years ended September 30, 2020 and 2019 and in the accompanying condensed consolidated statements of comprehensive loss for the six months ended March 31, 2021 and 2020.

(5)

Represents the write-off of inventory related to discontinued product lines and certain excess inventory as a result of pandemic-related disruptions during the six months ended March 31, 2021. These costs are included within “Cost of sales” in the accompanying condensed consolidated statements of comprehensive loss for the six months ended March 31, 2021.

(6)

Represents professional fees, legal expense, and other expenses incurred in association with our initial public offering. These costs are included within “Selling, general and administrative” in the accompanying condensed consolidated statements of comprehensive loss for the six months ended March 31, 2021.

The following table sets forth a reconciliation of net loss to Adjusted net income (non-GAAP financial metric) for the years ended September 30, 2020 and 2019 and the six months ended March 31, 2021 and 2020:

	Year Ended September 30,		Six Months Ended March 31,
	2020	2019	2021	2020
	(in thousands, except percentages)
Net loss	$(32,651)	$(4,868)	$(8,836)	$(990)
Amortization of intangible assets	15,043	14,675	7,312	7,556
Legal settlement expense(1)	32,441	511	4,701	999
Stock based compensation	942	500	749	295
Merger and acquisition related items(2)	6,220	5,085	2,175	2,849
Organizational realignment costs(3)	2,426	3,002	355	1,278
Strategic initiatives(4)	—	2,559	1,068	—
Inventory write-offs(5)	—	—	4,324	—
IPO readiness(6)	—	—	1,503	—
(Gains) losses on disposals of property, plant, and equipment	(375)	578	298	(106)
Impairment of held for sale assets	873	—	515	—

Total Adjustments	57,570	26,910	23,000	12,871

Tax effects of adjustments(7)	15,314	7,077	4,669	3,424

Adjusted net income	$9,605	$14,965	$9,495	$8,457

Percentage of net sales	3.0%	5.4%	5.3%	5.5%

(1)

Represents settlement expense and legal fees incurred in association with stockholders litigation. See “Note 13 — Capital Stock” to our audited consolidated financial statements included elsewhere in this prospectus and “Note 9 — Capital Stock” to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our legal settlement expense.

(2)

Represents transaction-related costs and expenses associated with the February 13, 2019 acquisition of Nu U and the minority investment by Maze and Snapdragon. For the year ended September 30, 2020 and six months ended March 31, 2021, amount primarily attributable to earn-out payments associated with the Nu U acquisition. For the year ended September 30, 2019 and six months ended March 31, 2020, amount primarily attributable to transaction expenses and earn out payments associated with the Nu U acquisition and transactions expenses associated with the minority investment. These costs are included within “Selling, general and administrative” in the accompanying consolidated statements of operations and comprehensive loss for the years ended September 30, 2020 and 2019 and in the accompanying condensed consolidated statements of comprehensive loss for the six months ended March 31, 2021 and 2020.

(3)

Represents professional fees, severance expense, relocation expense, and executive search costs incurred related to our organizational realignment and geographic consolidation. These costs are included within “Selling, general and administrative” in the accompanying consolidated statements of operations and comprehensive loss for the years ended September 30, 2020 and 2019 and in the accompanying condensed consolidated statements of comprehensive loss for the six months ended March 31, 2021 and 2020.

(4)

Represents professional fees incurred in association with a strategic commercial transformation and certain targeted corporate rebranding and marketing projects. These costs are included within “Selling, general and administrative” in the accompanying consolidated statements of operations and comprehensive loss for the years ended September 30, 2020 and 2019 and in the accompanying condensed consolidated statements of comprehensive loss for the six months ended March 31, 2021 and 2020.

(5)

Represents the write-off of inventory related to discontinued product lines and certain excess inventory as a result of pandemic-related disruptions during the six months ended March 31, 2021. These costs are included within “Cost of sales” in the accompanying condensed consolidated statements of comprehensive loss for the six months ended March 31, 2021.

(6)

Represents professional fees, legal expense, and other expenses incurred in association with our initial public offering. These costs are included within “Selling, general and administrative” in the accompanying condensed consolidated statements of comprehensive loss for the six months ended March 31, 2021.

(7)	Represents the tax provision or benefit associated with the adjustments above, taking into account the Company’s applicable tax rates.

RISK FACTORS

This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks Relating to Our Business and Strategy

Our success is linked to the size and growth rate of the vitamin, mineral and supplement market and an adverse change in the size or growth rate of that market could have a material adverse effect on us.

An adverse change in size or growth rate of the vitamin, mineral and supplement market could have a material adverse effect on us. Underlying market conditions are subject to change based on economic conditions, consumer preferences and other factors that are beyond our control, including media attention and scientific research, which may be positive or negative. In addition, the vitamin, mineral and supplement market is heavily saturated, and the demand for and market acceptance of new products and services in the market is uncertain. While we predict that the overall vitamin, mineral and supplement market will continue to grow, it is difficult to predict the future growth rates, if any, to the size of our market. We cannot assure you that our market will continue to develop, that the public’s interest in personalized health and wellness will continue, or that our products and services will become widely adopted. If our market does not further develop, develops more slowly than expected, or becomes saturated with competitors, or if our products and services do not achieve market acceptance, our business, financial condition, and operating results could be adversely affected.

A loss of, or material cancellation, reduction, or delay in purchases by, one or more of our largest customers could harm our business.

While we do not have any customers that account for 10% or more of our net sales on an annual basis, our top five customer sales accounts comprise approximately 30% of our net sales, with our top customer sales account comprising approximately 8% of our net sales. This concentration of sales to a relatively small number of larger customers makes our relationship with each of these customers important to our business. Our success is dependent on retaining these customers, which requires us to successfully manage relationships and anticipate the needs of our customers in the channels in which we sell our products. We cannot provide assurance that we will be able to retain our largest customers. In addition, some of our customers may shift their purchases to our competitors in the future. The loss of one or more of our largest customers, any material cancellation, reduction, or delay in purchases by these customers, or our inability to successfully develop relationships with additional customers could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are highly dependent upon consumers’ perception of the safety and quality of our products and if we fail to maintain adequate quality standards for our products and services, or if our products become subject to regulatory investigations, our business may be adversely affected and our reputation harmed.

Our products, including nutritional supplements, may contain defects or may not perform as intended. These defects could result in a product recall, market withdrawal, negative publicity or other events that would result in harm to our reputation, loss of customers or revenue, health and safety issues for our customers, product liability claims, refunds, order cancellations, or lack of market acceptance of our products and services. Any such defects, errors, or vulnerabilities would require us to take remedial action, which could require us to allocate significant research and development and customer support resources to address any such problems. Further, as we make acquisitions, we may encounter difficulties in integrating acquired technologies into our services and in augmenting those technologies to meet the quality standards that are consistent with our brand and reputation.

Our agreements with customers, distribution partners, and other third parties may include indemnification provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred in connection with any such defects or errors of our products or services, or other liabilities relating to or arising from our products or services. Some of these indemnity agreements provide for uncapped liability for which we would be responsible, and some indemnity provisions survive termination or expiration of the applicable agreement. Large indemnity payments could harm our business, financial condition, and results of operations. Although we attempt to contractually limit our liability with respect to such indemnity obligations, we are not always successful and may still incur substantial liability related to such claims. In addition, although we carry general liability insurance, our insurance against this liability may not be adequate to cover a potential claim, and such coverage may not be available to us on acceptable terms, or at all. Any dispute with a customer or other third party with respect to such obligations could have adverse effects on our relationship with such customer or other third party, our reputation, or demand for our platform. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

Negative public perception may also arise from regulatory actions or investigations, regardless of whether those investigations involve us. We are highly dependent upon consumers’ perception of the safety and quality of our products as well as similar products distributed by other companies. Thus, the mere publication of reports asserting that such products may be harmful or adverse public reports or other media attention regarding the safety, efficacy and quality of nutritional supplements in general, or our products specifically, or associating the consumption of nutritional supplements with illness, questioning the benefits of nutritional supplements in general, or our products specifically, or claiming that such products do not perform as marketed, labeled and advertised, could have a material adverse effect on us, regardless of whether these reports are scientifically supported. Any such adverse public reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products as directed and the content of such public reports and other media attention may be beyond our control. Publicity related to nutritional supplements may also result in increased regulatory scrutiny of our industry and/or the Natural and Specialty Retail channel. Adverse publicity may have a material adverse effect on our business, financial condition, results of operations and cash flows. There can be no assurance of future favorable scientific results and media attention or of the absence of unfavorable or inconsistent findings.

Our success depends on our ability to maintain the value and reputation of our brands.

We believe that our customers associate our name with quality products and services and that the strength of our brands is important to attracting and retaining customers. We rely on our trusted brands to differentiate our products and services from those of our competitors in a crowded and saturated market for nutritional supplements. Maintaining, protecting, and enhancing our brands depends largely on the success of our marketing efforts, ability to provide consistent, high-quality products, services, features, content and support. We believe that the importance of our brands will increase as competition further intensifies. Accordingly, brand promotion activities aimed at bolstering our brands may require substantial expenditures. Our brands could be harmed if we fail to achieve these objectives or if our public image were to be tarnished by negative publicity. Our brands could be harmed if we fail to achieve these objectives or if our public image were to be tarnished by negative publicity. Our brands could also be harmed if any of our influencers receive negative publicity, or if our products and services do not perform as intended.

We may fail to attract, acquire or retain customers at our current or anticipated future growth rate, or may fail to do so in a cost-effective manner, which would adversely affect our business, financial condition and results of operations.

Our continued growth depends, in part, on our ability to attract, acquire and retain customers in a cost-effective manner. Numerous factors, however, may impede our ability to attract, acquire or retain customers, including our failure to attract, effectively train, retain, and motivate sales and marketing personnel, our failure to educate customers and health professionals about the benefits of our products, our failure to develop or expand relationships with our suppliers, our inability to convert initial adoption into ongoing recurring revenue and our failure to provide customer support once products are delivered.

We rely on internet search engines, lead generators, and social networking sites to help drive traffic to our website and the sale of our products, and if we fail to appear prominently in the search results or fail to drive traffic through paid advertising, our traffic and product sales would decline and our business would be adversely affected.

We depend in part on internet search engines (such as Google and Bing), lead generators, and social networking sites (such as Facebook) to drive traffic to our website and the sale of our products. Our ability to maintain and increase the number of visitors directed to our website is not entirely within our control. Our competitors may increase their search engine optimization efforts and outbid us for placement on various sites or search terms on various search engines, resulting in their websites receiving a higher search result page ranking than ours. Additionally, internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. If internet search engines modify their search algorithms in ways that are detrimental to us, if sites refuse to display any or all of our products in certain geographic markets, or if our competitors’ efforts are more successful than ours, overall growth in our customer base could slow or our customer base could decline. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of users directed to our website through internet search engines, lead generators, or social networking sites could harm our business and operating results.

Our success depends, in part, on our existing customers continuing to purchase our products. Our customers have no obligation to purchase our products, and in the normal course of business, some customers may decide to purchase less or none of our products. If we acquire fewer customers than expected, or fewer customers purchase our existing products or try our new products, then our business, financial condition and results of operations may be adversely affected. Our business depends on the effectiveness of our advertising and marketing programs, including the strength of our social media presence, to attract and retain customers.

Our business success depends on our ability to attract and retain customers. Our ability to attract and retain customers depends significantly on the effectiveness of our advertising and marketing practices. From time-to-time, we use the success stories of our customers, and utilize brand ambassadors, spokespersons and social media influencers, including in some cases celebrities, in our advertising and marketing programs to communicate on a personal level with consumers. Any actions taken by these individuals that harm their personal reputation or image, or their decision to stop using our services and products, could have an adverse impact on the advertising and marketing campaigns in which they are featured. We and our brand ambassadors, spokespersons and social media influencers also use social media channels as a means of communicating with customers. Unauthorized or inappropriate use of these channels could result in harmful publicity or negative consumer experiences, which could have an adverse impact on the effectiveness of our marketing in these channels. In addition, substantial negative commentary by others on social media platforms could have an adverse impact on our reputation and ability to attract and retain customers. If our advertising and marketing campaigns do not generate a sufficient number of customers, our business, financial condition and results of operations will be adversely affected.

If we are unable to anticipate customer preferences and successfully develop new and innovative products in a timely manner or effectively manage the introduction of new or enhanced products, then our business may be adversely affected.

Part of our success is our ability to innovate and introduce new products focused on our consumer demands. To maintain our success and increase our customer base, we must continue to develop products with differentiated benefits and anticipate and react to changing health professional and consumer demands in a timely manner. Our products and services are subject to changing consumer preferences that cannot be predicted with certainty. If we are unable to introduce new or enhanced products in a timely manner, or our new or enhanced products are not accepted by our customers, then our competitors may introduce competitive products faster than us, which could negatively affect our rate of growth. Moreover, our new products may not receive customer acceptance because preferences could shift rapidly to alternative nutritional supplements, and our future success depends in part on our ability to anticipate and respond to these changes. Failure to anticipate and respond in a timely manner to changing customer preferences could lead to, among other things, lower sales, pricing pressure, lower gross margins, and excess inventory levels. Even if we are successful in anticipating consumer preferences, our ability to adequately react to and address them will partially depend upon our continued ability to develop and introduce innovative, high-quality product offerings. Development of new or enhanced products and services may require significant time and financial investment, which could result in increased costs and a reduction in our profit margins.

If we are unable to sustain pricing levels for our products, our business could be adversely affected.

The prices for our nutritional supplement products reflect their high quality, safety and benefits. If we are unable to sustain pricing levels for our products, whether due to competitive pressure or otherwise, then our gross profits could be reduced. Further, our decisions regarding the development of new products are based on assumptions about future pricing. If there is price compression in the market after these decisions are made, then it could lower our gross profits and have a negative effect on our results of operations.

We face intense competition from competitors that are larger, more established and that possess greater resources than we do, and if we are unable to compete effectively, we may be unable to gain sufficient market share to sustain profitability.

Numerous manufacturers and distributors compete actively for consumers. There can be no assurance that we will be able to compete in this intensely competitive environment. In addition, nutritional supplements can be purchased in a wide variety of channels of distribution. These channels include mass market retail stores and the Internet. Because these markets generally have low barriers to entry, additional competitors could enter the market at any time. Private label products of our customers also provide competition to our products. Additional national or international companies may seek in the future to enter or to increase their presence in the Natural and Specialty Retail channel or the vitamin, mineral supplement market. Increased competition in either or both could have a material adverse effect on us.

Adverse economic conditions may harm our business.

Our business depends on global economic conditions. Unstable market conditions make it difficult for our clients and us to accurately forecast and plan future business activities, and could cause our customers to reduce or delay their spending with us. Economic downturns or unstable market conditions may cause customers to decrease their budgets, which could reduce spend on our products and adversely affect our business, financial condition and results of operations. As we explore new countries to expand our business, economic downturns or unstable market conditions in any of those countries could result in our investments not yielding the returns we anticipate.

Generally, the United States and other key international economies have been affected from time to time by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies, and overall uncertainty with respect to the economy, including with respect to tariff and trade issues. In particular, the economies of countries in Europe have been experiencing weakness associated with high sovereign debt levels, weakness in the banking sector, uncertainty over the future of the Eurozone and volatility in the value of the pound sterling and the Euro, including instability surrounding Brexit. We have operations, as well as current and potential new customers, throughout the United Kingdom and most of Europe. If economic conditions in the United Kingdom and Europe and other key markets for our platform continue to remain uncertain or deteriorate further, it could adversely affect our customers’ ability or willingness to subscribe to our platform, delay prospective customers’ purchasing decisions, reduce the value or duration of their subscriptions or affect renewal rates, all of which could harm our operating results.

Inflation or other changes in economic conditions that affect demand for nutritional supplements could adversely affect our revenue. Uncertainty about current global economic conditions poses a risk as consumers and businesses may postpone spending in response to tighter credit markets, negative financial news and/or declines in income or asset values, each of which could have a material negative effect on the demand for our products. Other factors that could influence demand include conditions in the residential real estate and mortgage markets, labor and healthcare costs, access to credit, consumer confidence and other macroeconomic factors affecting consumer spending behavior. These and other economic factors could have a material adverse effect on demand for our products and on our financial condition and operating results.

Because we manufacture approximately 85% of our products, we are dependent upon the uninterrupted and efficient operation of our manufacturing facilities, which are subject to catastrophic events, power failures, the breakdown, failure or substandard performance of equipment, the improper installation or operation of equipment, natural or other disasters and the need to comply with the requirements or directives of government agencies, including the FDA.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, our manufacturing facilities, and the global economy, and thus could harm our business. In the event of a major fire, hurricane, earthquake, windstorm, tornado, flood or catastrophic event such as pandemic, flood, power loss, telecommunications failure, cyber-attack, war, or terrorist attack, we may be unable to continue our operations, including manufacturing our products, and may endure an inability to supply our products, reputational harm, breaches of data security and loss of critical data, all of which could harm our business, results of operations and financial condition. Also, the insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions.

Our operations are further subject to power failures, the breakdown, failure or substandard performance of equipment, the improper installation or operation of equipment and the need to comply with the requirements or directives of government agencies, including the Food and Drug Administration (“FDA”). We will be subject to ongoing periodic unannounced inspections by the FDA and corresponding state and foreign agencies for compliance with current good manufacturing practice requirements, or cGMPs, and similar regulatory requirements. Failure by us or any of our manufacturers to comply with applicable cGMPs could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, operating restrictions, interruptions in supply, recalls, withdrawals, issuance of safety alerts, and criminal prosecutions, any of which could have a material adverse impact on our business, financial condition, results of operations, and prospects. There can be no assurance that the occurrence of these or any other operational problems at our facilities would not have a material adverse effect on our business, financial condition and results of operations.

As we grow our business, the need for business continuity planning and disaster recovery plans will increase in significance. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster, and successfully execute on those plans in the event of a disaster or emergency, our business and reputation would be harmed.

The COVID-19 pandemic and associated responses could materially adversely affect our business, operating results, financial condition and prospects.

The COVID-19 pandemic has resulted in severe market disruptions and a global economic slowdown for certain goods and services. The severity, magnitude and duration of the COVID-19 pandemic is uncertain and rapidly changing. The COVID-19 pandemic has resulted in governmental authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders and shutdowns. These measures have impacted and may further impact all or portions of our facilities, workforce and operations, the behavior of our end customers and end users and the operations of our respective vendors and suppliers. While these measures have not had a material adverse impact on our results of operations to date, our results of operations could be materially adversely affected in the future if such measures were to continue, new variants emerge, there are delays in the distribution of the vaccines, or new measures are imposed. Concern over the impact of COVID-19 may delay the purchasing decisions of certain prospective end customers and/or cause them to consider purchasing fewer products than originally anticipated. While governmental authorities have taken measures to try to contain the COVID-19 pandemic, there is considerable uncertainty regarding such measures and potential future measures. There is no certainty that measures taken by governmental authorities will be sufficient to mitigate the risks posed by the COVID-19 pandemic, and our ability to perform critical functions could be harmed.

In response to disruptions caused by the COVID-19 pandemic, we have implemented a number of measures designed to protect the health and safety of our workforce and position us to maintain our healthy financial position. We are following the guidance from public health officials and government agencies with respect to such facilities, including implementation of enhanced cleaning measures, social distancing guidelines and wearing of masks. We will continue to incur increased costs for our operations while these measures remain in effect, the duration of which is difficult to predict with certainty. As a result, our business, results of operations, cash flows or financial condition may be affected by COVID-19-related disruptions and could continue to be adversely impacted in the future. There is no assurance the measures we have taken or may take in the future will be successful in managing the uncertainties caused by the COVID-19 pandemic.

Certain of our operations cannot be performed remotely, such as laboratory testing, manufacturing and distribution. COVID-19 related safety measures have the effect of slowing or disrupting these operations. We rely upon third parties for certain critical inputs to our business and products, such as raw material suppliers, package and component suppliers and co-packers for certain products. We also rely on shippers and customs brokers and other parties to receive supplies and ship finished goods. All of these parties have been affected by COVID-19, which has interrupted and delayed needed supplies and services. Any disruptions to services provided to us by third parties that we rely upon to provide our products, including as a result of actions outside of our control, could impact our ability to supply customers with our products.

The COVID-19 pandemic has also significantly increased economic and demand uncertainty globally, as well as record levels of unemployment in the United States. As a result, the COVID-19 pandemic has caused an economic slowdown, and it is possible that it could cause a global recession. While the health and wellness sector has benefitted from the COVID-19 pandemic, this economic uncertainty of the COVID-19 pandemic has led to a general decrease in consumer spending and decrease in consumer confidence. Our revenue, results of operations and cash flows depend on the overall demand for our products. Some of our customers have experienced and may continue to experience financial hardships that, to date, have resulted in minimal instances of delayed or uncollectible payments, though this could increase in the future. To add to the uncertainty, the pace and nature of any economic recovery is unclear after this unprecedented shutdown of the economy. As a result, we may be susceptible to increased customer churn as a result of the COVID-19 pandemic. All of these factors could have a negative impact on our revenue, cash flows and results of operations.

The severity, magnitude and duration of the COVID-19 pandemic is uncertain, rapidly changing and hard to predict and depends on events beyond our knowledge or control. These and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our reputation, product sales, results of operations or financial condition. We might not be able to predict or respond to all impacts on a timely basis to prevent near- or long-term adverse impacts to our results. As a result, we cannot at this time predict the impact of the COVID-19 pandemic, but it could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If we are unable to retain key personnel, our ability to manage our business effectively and continue our growth could be negatively impacted.

Key management employees include Monty Sharma, Ankit Dhawan, Bob Gandert, Peter Noverr, Jeff Burchfield and certain other employees. These key management employees are primarily responsible for our day-to-day operations, and we believe our success depends in part on our ability to retain them and to continue to attract additional qualified individuals to our management team. With the exception of Mr. Sharma, we do not have employment agreements with any of our key management employees. We do not maintain key person life insurance policies on any of our employees. The loss of services of our senior management team or key employees that may be hired in the future may have a material and adverse effect on our business. We also depend greatly on other key employees. In general, only highly qualified and trained scientists and health professionals have the necessary skills to develop and market our products and provide our services. In addition, some of our manufacturing, quality control, safety and compliance, information technology, sales and e-commerce related positions are highly technical as well. The loss or limitation of the services of any of our key management employees or the inability to attract additional qualified management personnel could have a material adverse effect on our business, financial condition and results of operations.

Overall tightening of the labor market, increases in labor costs or any possible labor unrest may adversely affect our business and results of operations.

Our business, particularly the manufacturing of our products, requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations, including the manufacturing of our products. Although we have not experienced any material labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.

We may be subject to unionization, work stoppages or slowdowns.

Currently, none of our employees in the United States are represented by a union. However, our employees have the right under the National Labor Relations Act to choose union representation. If all or a significant number of our employees become unionized and the terms of any collective bargaining agreement were significantly different from our current compensation arrangements, it could increase our costs and adversely impact our profitability. Moreover, if a significant number of our employees participate in labor unions, it could put us at increased risk of labor strikes and disruption of our operations or adversely affect our growth and results of operations. We could face future union organization efforts or elections, which could lead to additional costs, distract management or otherwise harm our business.

Increases in the minimum wage could have an adverse effect on our financial results.

We must comply with the Fair Labor Standards Act and various federal and state laws governing minimum wages. To the extent implemented, federal, state and local proposals that increase minimum wage requirements or mandate other employee matters could materially increase our labor and other costs. Several states in which we operate have approved minimum wage increases that are above the federal minimum. As more jurisdictions, or if the federal government (including as a result of the Biden administration’s commitment to a $15 federal minimum wage), implement minimum wage increases, we expect our labor costs will continue to increase. Further, as minimum wage rates increase, we may need to increase not only the wages of our minimum wage employees but also the wages paid to employees at wage rates that are above minimum wage. Our distributors, suppliers and co-packers could also be affected by higher minimum wage, benefit standards and compliance costs, which could result in higher costs for goods and services supplied to us. If we are unable to pass on these higher costs through price increases, our margins and profitability will be adversely impacted which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our operating results will be harmed if we are unable to effectively manage and sustain our future growth or scale our operations.

We may not be able to manage our future growth efficiently or profitably. Our revenue and operating margins, or revenue and margin growth, may be less than expected. If we are unable to scale our operations efficiently or maintain pricing without significant discounting, we may fail to achieve expected operating margins, which would have a material and adverse effect on our operating results. Growth may also stress our ability to adequately manage our operations, quality of products, safety, and regulatory compliance. If growth significantly decreases, it will negatively impact our cash reserves, and it may be necessary to obtain additional financing, which may increase indebtedness or result in dilution to stockholders. Further, we may not be able to obtain additional financing on acceptable terms, if at all.

Past growth may not be indicative of future growth.

Historically, we have experienced substantial sales growth through organic market share gains, expansion in to new markets and acquisitions that have increased our size, scope, and geographic footprint. Our various business strategies and initiatives, including our growth initiatives, are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control. While we contemplate continued growth through internal expansion and acquisitions, we may not be able to:

•	acquire new consumers, retain existing consumers, and grow our share of the market;

•	penetrate new markets;

•	generate sufficient cash flows to support expansion plans and general operating activities;

•	obtain financing;

•	identify suitable acquisition candidates and successfully integrate acquired businesses;

•	maintain favorable supplier arrangements and relationships; and

•	identify and divest assets that do not continue to create value consistent with our objectives.

If we do not manage these potential difficulties successfully, our operating results could be adversely affected.

Because a material amount of our sales are to or through Natural and Specialty Retail stores, we are dependent to a large degree upon the success of this channel as well as the success of specific retailers in the channel.

Approximately 38% of our sales are in the United States in the Natural and Specialty Retail channel. In this market, we sell our products to or through Natural and Specialty Retail stores. Because of this, the success of this channel as well as the success of specific retailers in the channel are important to our future success in this channel. There are some large chains of Natural and Specialty Retail stores, such as Whole Foods Market and Vitamin Shoppe, but most Natural and Specialty Retail stores are individual stores or very small chains. We rely on these Natural and Specialty Retail stores to purchase, market, and sell our products. The success of the Natural and Specialty Retail channel is outside our control. There can be no assurance that the Natural and Specialty Retail channel will be able to grow or prosper as it faces price and service pressure from other channels, including the mass market. There can be no assurance that retailers in the Natural and Specialty Retail channel, in the aggregate, will respond or continue to respond to our stated loyalty to this channel.

Our business could be negatively impacted by changes in the U.S. political environment.

The recent presidential and congressional elections in the United States have resulted in significant uncertainty with respect to, and could result in changes in, legislation, regulation and government policy at the federal, state and local levels. Any such changes could significantly impact our business as well as the markets in which we compete. Specific legislative and regulatory proposals discussed during and after the 2020 U.S. elections that might materially impact us include, but are not limited to, income tax regulations and the federal tax code, healthcare delivery and spending, and environmental regulation. To the extent changes in the political environment have a negative impact on us or on our markets, our business, financial condition and results of operations could be adversely affected.

We plan to expand into additional international markets, which will expose us to significant risks.

We are currently expanding our operations to other countries, which requires significant resources and management attention and subjects us to regulatory, economic, and political risks in addition to those we already face in our primary markets of the United States, the United Kingdom and the European Union. There are significant risks and costs inherent in doing business in international markets, including:

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difficulty establishing and managing international operations and the increased operations, travel, infrastructure, including establishment of local delivery service and customer service operations, and legal compliance costs associated with locations in different countries or regions;

•	the need to vary pricing and margins to effectively compete in international markets;

•	the need to adapt and localize products for specific countries, including obtaining rights to third-party intellectual property used in each country;

•	increased competition from local providers of similar products and services;

•	the ability to protect and enforce intellectual property rights abroad;

•	the need to offer customer support in various languages;

•	negotiating with foreign distributors;

•	difficulties in understanding and complying with local laws, regulations, and customs in other jurisdictions;

•	compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act (FCPA), and the U.K. Bribery Act 2010 (U.K. Bribery Act), by us, our employees, and our business partners;

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complexity and other risks associated with current and future legal requirements in other countries, including legal requirements related to consumer protection, consumer product safety, and data privacy and data protection frameworks, such as the E.U. General Data Protection Regulation;

•	tariffs and other non-tariff barriers, such as quotas and local content rules, as well as tax consequences;

•	fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars; and

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political or social unrest or economic instability in a specific country or region in which we operate, including, for example, the effects of “Brexit,” which could have an adverse impact on our operations in the United Kingdom and the E.U.

As a part of our business strategy, we have made and expect to continue to make acquisitions. These acquisitions could disrupt our operations and harm our operating results.

An element of our strategy includes expanding our product offerings, gaining shelf-space and gaining access to new skills and other resources through strategic acquisitions when attractive opportunities arise. Acquiring additional businesses and the implementation of other elements of our business strategy are subject to various risks and uncertainties. Some of these factors are within our control and some are outside our control. These risks and uncertainties include, but are not limited to, the following:

•	any acquisition may result in significant expenditures of cash, stock and/or management resources,

•	acquired businesses may not perform in accordance with expectations,

•	we may encounter difficulties and costs with the integration of the acquired businesses,

•	management’s attention may be diverted from other aspects of our business,

•	we may face unexpected problems entering geographic and product markets in which we have limited or no direct prior experience,

•	we may lose key employees of acquired or existing businesses,

•	we may incur liabilities and claims arising out of acquired businesses,

•	we may be unable to obtain financing, and

•	we may incur indebtedness or issue additional capital stock, which could be dilutive to holders of our common stock.

There can be no assurance that attractive acquisition opportunities will be available to us, that we will be able to obtain financing for or otherwise consummate any acquisitions or that any acquisitions which are consummated will prove to be successful. There can be no assurance that we can successfully execute all aspects of our business strategy.

Changes in our effective tax rate or exposure to additional income tax liabilities could adversely affect our financial results.

Taxation and tax policy changes, tax rate changes, new tax laws, revised tax law interpretations, and changes in accounting standards and guidance related to tax matters may cause fluctuations in our effective tax rate. Our effective tax rate may also be impacted by changes in the geographic mix of our earnings.

Because we depend on outside suppliers with whom we do not have long-term agreements for raw materials, we may be unable to obtain adequate supplies of raw materials for our products at favorable prices or at all, which could result in product shortages and back orders for our products, with a resulting loss of sales and profitability.

We acquire all of our raw materials for the manufacture of our products from third-party suppliers. We also rely on third-party co-packers for some of our products. We have few agreements for the continued supply of these materials and products. A number of our products contain one or more ingredients that may only be available from a single source or supplier. Any of our suppliers could discontinue selling to us at any time. Our suppliers or government regulators may interpret new regulations (including GMP regulations) in such a way as to cause a disruption in our supply chain as these parties undertake increased scrutiny of raw materials and components of raw materials and products, causing certain suppliers or us to discontinue, change or suspend the sale of certain ingredients or components. Although we believe that we could establish alternate sources for most of these materials, any delay in locating and establishing relationships with other sources could result in product shortages and back orders for the products, with a resulting loss of net sales and profitability. We are also subject to delays associated with raw materials. These can be caused by conditions not within our control, including, but not limited to, the following:

•	weather;

•	crop conditions;

•	transportation interruptions;

•	strikes by supplier employees; and

•	natural disasters or other catastrophic events.

We acquire many ingredients from suppliers outside the United States. Purchasing these ingredients is subject to the risks generally associated with importing raw materials from other countries, including, among other factors, delays in shipments, changes in economic and political conditions, quality assurance, tariffs, trade disputes and foreign currency fluctuations. These factors could result in a delay in or disruption of the supply of certain raw materials. Any significant delay in or disruption of the supply of raw materials could have a material adverse effect upon us.

Our operating results could be adversely affected if we are unable to accurately forecast customer demand for our products and services and adequately manage our inventory.

To ensure adequate inventory supply, we must forecast inventory needs and expenses and place orders sufficiently in advance with our suppliers, based on our estimates of future demand for particular products and services. Failure to accurately forecast our needs may result in manufacturing delays or increased costs. Our ability to accurately forecast demand could be affected by many factors, including changes in customer demand for our products and services, changes in demand for the products and services of our competitors, widespread acceptance of personalized health recommendations and nutritional supplements, unanticipated changes in general market conditions, and the weakening of economic conditions or consumer confidence in future economic conditions. This risk may be exacerbated by the fact that we may not carry a significant amount of inventory and may not be able to satisfy short-term demand increases. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would cause our gross margins to suffer and could impair the strength and our brand. Further, lower than forecasted demand could also result in excess manufacturing capacity or reduced manufacturing efficiencies, which could result in lower margins. Conversely, if we underestimate customer demand, our suppliers and manufacturers may not be able to deliver products to meet our requirements or we may be subject to higher costs in order to secure the necessary production capacity. An inability to meet customer demand and delays in the delivery of our products to our customers could result in reputational harm and damaged customer relationships and have an adverse effect on our business, financial condition, and operating results.

We acquire ingredients for our products from foreign suppliers and may be negatively affected by the risks associated with international trade and importation issues.

We acquire ingredients for a number of our products from suppliers outside of the United States. Accordingly, the acquisition of these ingredients is subject to the risks generally associated with importing raw materials, including, among other factors, delays in shipments, changes in economic and political conditions, quality assurance, health epidemics affecting the region of such suppliers (including the COVID-19 pandemic), nonconformity to specifications or laws and regulations, tariffs, trade disputes and foreign currency fluctuations (particularly as it relates to the tariffs currently imposed on certain products originating from China). While we inspect 100% of the lots received from third party suppliers, we cannot assure you that raw materials received from suppliers or finished products from manufacturers outside of the United States will conform to all specifications, laws and regulations or our internal standards. There have in the past been quality and safety issues in our industry with certain items imported from overseas. We may incur additional expenses and experience shipment delays due to preventative measures adopted by the U.S. governments, our suppliers and our company.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, fluctuations in currency and exchange rates, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. Continued volatility in the prices of the core ingredients and other supplies we purchase could increase our cost of goods sold and reduce our profitability.

We do not use hedges or forward pricing for availability of any core ingredients. As such, any material upward movement in core ingredient pricing could negatively impact our margins if we are not able to pass these costs on to our consumers, or our sales if we are forced to increase its prices. If we are not successful in managing our ingredient and packaging costs, if we are unable to increase our prices to cover increased costs or if such price increases reduce our sales volumes, then such increases in costs will adversely affect our business, financial condition and results of operations.

Certain of our core ingredient contracts have minimum volume commitments that could require purchases without matching revenues during weaker sales periods. Future core ingredient prices may be impacted by new laws or regulations, suppliers’ allocations to other purchasers, interruptions in production by suppliers, natural disasters, volatility in the price of crude oil and related petrochemical products and changes in exchange rates.

A disruption in the service, a significant increase in the cost of our primary delivery and shipping services for our products or a significant disruption at shipping ports could adversely affect our business.

We use a variety of shipping services for delivery of our products to users and brick-and-mortar and online retail partners, including air carriers and ocean shipping services. We have experienced and could continue to experience increased congestion and new import and export restrictions implemented at ports on which we rely for our business. In many cases, we have had to secure alternative transportation, such as air freight, or use alternative routes, at increased costs, to run our supply chain.

In the event of any significant interruption in service by shipping providers or at airports or shipping ports, we may be unable to engage alternative suppliers or to receive or ship goods through alternate sites in order to deliver our products in a timely and cost-efficient manner. As a result, we could experience delays, increased shipping costs and lost sales as a result of missed delivery deadlines and product demand cycles. For example, at times during the COVID-19 pandemic, shipping of our products has been delayed, which has inconvenienced our users and brick-and-mortar and online retail partners. Furthermore, if the cost of delivery or shipping services were to increase significantly and the additional costs could not be covered by product pricing, our results of operations could be adversely affected.

In particular, we are dependent upon major shipping companies, including FedEx, for the shipment of our products to and from our third-party logistics partner facilities. Changes in shipping terms, or the inability of these third-party shippers to perform effectively, could affect our responsiveness to our users and brick-and-mortar and online retail partners. Increases in our shipping costs may adversely affect our financial results if we are unable to pass on these higher costs to our users or brick-and-mortar and online retail partners.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud, which could harm our business reputation and cause our stock price to decline.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. Any failure to maintain internal controls or to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

If our goodwill, intangible assets or long-lived assets become impaired, we may be required to record a significant charge to earnings.

Under generally accepted accounting principles, we review our amortizable intangible assets and long-lived assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment at least annually. Factors that may indicate that the carrying value of our goodwill, intangible assets or long-lived assets may not be recoverable include a decline in stock price and market capitalization, reduced future cash flow estimates and slower growth rates in our industry. Our results of operations may be materially impacted if we are required to record a significant charge due to an impairment of our goodwill, intangible assets or long-lived assets.

We are subject to credit risk.

We are exposed to credit risk primarily on our accounts receivable. We provide credit to our customers in the ordinary course of our business and perform ongoing credit evaluations. While we believe that our exposure to concentrations of credit risk with respect to accounts receivable is mitigated by our large retail partner base, and we make allowances for doubtful accounts, we nevertheless run the risk of our customers not being able to meet their payment obligations, particularly in a future economic downturn. If a material number of our customers were not able to meet their payment obligations, our results of operations could be harmed.

We are dependent upon our lenders for financing to execute our business strategy and meet our liquidity needs, and the lack of adequate financing could negatively impact our business.

There is risk that any of our lenders, even those with strong balance sheets and sound lending practices, could fail or refuse to honor their legal commitments and obligations under existing credit commitments, including, but not limited to: extending credit up to the maximum permitted by a credit facility, allowing access to additional credit features and otherwise accessing capital and/or honoring loan commitments. The lenders on our credit facility are Owl Rock Capital Corporation and Antares Capital LP. If our lenders failed to honor their legal commitments under our credit facility, it is not certain we could replace our credit facility on similar terms, if at all.

Any additional fundraising efforts may divert our management from day-to-day activities, which may adversely affect our ability to develop and commercialize our products, and we can provide no assurance that such funding will be available on terms that are acceptable to us, or at all.

If we need additional financing in the future, we cannot guarantee that it will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. To the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest will be diluted, and the terms of those securities may include liquidation or other preferences that materially adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to make capital expenditures, declare dividends, or otherwise conduct our business. If we are unable to obtain any funding we need on a timely basis, we may be required to significantly curtail, delay or discontinue research or development of new products, the commercialization of our products or expansion into new geographies, which could materially affect our business, financial condition, and results of operations.

Risks Relating to Legal and Regulatory

We and our suppliers are subject to numerous laws and regulations that apply to the manufacturing and sale of nutritional supplements, and compliance with these laws and regulations, as they currently exist or as modified in the future, may increase our costs, limit or eliminate our ability to sell certain products, subject us or our suppliers to the risk of enforcement action, or otherwise adversely affect our business, results of operations and financial condition.

As a manufacturer of nutritional supplements, we are subject to numerous health and safety laws and regulations. Our suppliers are also subject to such laws and regulations. These laws and regulations apply to many aspects of our business, including the manufacturing, packaging, labeling, distribution, advertising, sale, quality and safety of products we sell, as well as the health and safety of our team members and the protection of the environment. We are subject to regulation by various government agencies, including the FDA, the USDA, the Federal Trade Commission (“FTC”), the Occupational Safety and Health Administration, the Consumer Product Safety Commission and the U.S. Environmental Protection Agency, as well as various state and local agencies. For example, our products are subject to numerous and extensive laws and regulations governing the type of claims we can make regarding our products, the product constituents that can be used to manufacture our products, and whether our product constituents or the products themselves require pre-market review or pre-market notification. Outside the United States, our activities and products are also subject to numerous similar statutes and regulations. Many of these laws and regulations involve a high level of subjectivity, are inherently fact-based and subject to interpretation, and vary significantly from market to market.

Dietary supplements are regulated under the Dietary Supplement Health and Education Act of 1994 (“DSHEA”), a statute which is administered by the FDA which amended the federal Food, Drug and Cosmetic Act (“FDCA”). DSHEA expressly permits supplements to bear statements describing how a product affects the structure or function of the body provided such statement is substantiated. However, no statement may expressly or implicitly represent that a supplement will diagnose, cure, mitigate, treat or prevent a disease or other condition. DSHEA has not been materially amended since it was enacted in 1994 but the newly constituted U.S. Congress or executive branch could decide to revisit whether changes are necessary to modernize this legislation.

Our nutritional supplement products are required to be manufactured in compliance with cGMP requirements. As a result, the facilities used by us or any of our current or future suppliers must be compliant with cGMPs. Our manufacturing facilities are subject to ongoing periodic unannounced inspections by the FDA and corresponding state and international authorities for compliance with cGMPs and similar regulatory requirements. If we or our manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA and any applicable foreign regulatory authority, our products may be deemed noncompliant, and we could face sanctions being imposed on us, including fines, injunctions, civil penalties, delays, operating restrictions, interruptions in supply, recalls, withdrawals, issuance of safety alerts, and criminal prosecutions, any of which could have a material adverse impact on our business, financial condition, results of operations, and prospects. Finally, we also could experience manufacturing delays if our contractors give greater priority to the manufacture and supply of other products over our products or otherwise do not satisfactorily perform according to the terms of their agreements with us.

The FDA has broad authority to enforce the provisions of the FDCA applicable to the safety, labeling, manufacturing and promotion of foods and dietary supplements, including powers to issue a public warning letter to a company, publicize information about illegal products, institute an administrative detention of food, request or order a recall of illegal products from the market, and request the Department of Justice to initiate a seizure action, an injunction action or a criminal prosecution in the U.S. courts. Pursuant to the Food Safety Modernization Act (“FSMA”), the FDA also has the power to refuse the import of any food or dietary supplement from a foreign supplier that is not appropriately verified as in compliance with all FDA laws and regulations. Moreover, the FDA has the authority to administratively suspend the registration of any facility producing food, including dietary supplements, deemed to present a reasonable probability of causing serious adverse health consequences.

In connection with the marketing and advertisement of products we sell, we could be the target of claims relating to false or deceptive advertising, including under the auspices of the FTC and the consumer protection statutes of some states. Furthermore, in recent years, the FDA has been aggressive in enforcing its regulations with respect to nutrient content claims, unauthorized “health claims” (claims that characterize the relationship between a food or food ingredient and a disease or health condition), and other claims that impermissibly suggest therapeutic benefits for certain products including dietary supplements foods or food components. These events could interrupt the marketing and sales of our products, severely damage our brand reputation and public image, increase the cost of our products, result in product recalls, market withdrawals or litigation, and impede our ability to deliver our products, which could result in a material adverse effect on our business, financial condition and results of operations.

As is common in our industry, we rely on our suppliers to ensure that the products and ingredients they manufacture and sell to us comply with all applicable regulatory and legislative requirements. In general, we seek certifications of compliance, representations and warranties, indemnification and/or insurance from our suppliers. However, even with adequate insurance and indemnification, any claims of non-compliance could significantly damage our reputation and consumer confidence in our products.

We cannot predict the nature of future laws, regulations, interpretations or applications, or determine what effect either additional government regulations or administrative orders, when and if promulgated, or disparate federal, state and local regulatory schemes would have on our business in the future. They could, however, increase our costs or require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, additional recordkeeping, expanded documentation of the properties of certain products, expanded or different labeling and/or scientific substantiation. Another example is that the FDA or the FTC could require the production of substantiation for claims made for our nutritional supplements. Any or all of such requirements could have a material adverse effect on our business, financial condition and results or operation.

Our products are subject to government regulation, both in the United States and abroad, which could increase our costs significantly and limit or prevent the sale of our products.

The manufacture, packaging, labeling, advertising, promotion, distribution, and sale of our products are subject to regulation by numerous national and local governmental agencies in the United States and other countries. The primary regulatory bodies in the United States are the FDA and the FTC, and we are also subject to similar regulators in other countries. Failure to comply with these regulatory requirements may result in various types of penalties or fines. These include injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions. Individual states also regulate nutritional supplements. A state may interpret claims or products presumptively valid under federal law as illegal under that state’s regulations. In markets outside the United States, we are usually required to obtain approvals, licenses, or certifications from a country’s ministry of health or comparable agency, and comply with local labeling and packaging regulations, all of which vary from country to country. Approvals or licensing may be conditioned on reformulation of products or may be unavailable with respect to certain products or product ingredients. Any of these government agencies, as well as legislative bodies, can change existing regulations, or impose new ones, or could take aggressive measures, causing or contributing to a variety of negative consequences, including:

•	requirements for the reformulation of certain or all products to meet new standards,

•	the recall or discontinuance of certain or all products,

•	additional record keeping,

•	expanded documentation of the properties of certain or all products,

•	mandatory products registrations,

•	additional steps related to adverse event tracking and reporting, and

•	additional scientific substantiation.

Any or all of these requirements could have a material adverse effect on us. There can be no assurance that the regulatory environment in which we operate will not change or that such regulatory environment, or any specific action taken against us, will not result in a material adverse effect on us.

If we experience product recalls or other post-market actions, we may incur significant and unexpected costs, and our business reputation could be adversely affected.

As a manufacturer, marketer and retailer of products designed for human consumption, we may initiate product recalls, withdrawals, or may be subject to seizures and adverse public relations if our products are contaminated, adulterated, mislabeled, misbranded or fail to achieve expected stability and/or shelf life, alleged to cause injury or illness, or if we are alleged to have violated governmental regulations in the manufacture, labeling, promotion, sale or distribution of any of our products, whether caused by us or someone in our manufacturing or supply chain. We may be exposed to product recalls and adverse public relations or product liability claims if our products are alleged to cause injury or illness, or if we are alleged to have violated governmental regulations. A product recall or any of these other events could result in substantial and unexpected expenditures, which would reduce operating profit and cash flow. In addition, a product recall or similar post-market action may require significant management attention. Product recalls and other post-market actions may hurt the value of our brands and lead to decreased demand for our products. They also may lead to increased scrutiny by federal, state or international regulatory agencies of our operations and increased litigation and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may experience product liability claims and litigation to prosecute such claims, and although we maintain product liability insurance, which we believe to be adequate for our needs, there can be no assurance that our insurance coverage will be adequate or that we will be able to maintain adequate insurance coverage.

As a manufacturer and a distributor of products for human consumption, we experience product liability claims and litigation to prosecute such claims. Additionally, the manufacture and sale of these products involves the risk of injury to consumers as a result of tampering by unauthorized third parties or product contamination. We carry insurance coverage in the types and amounts that we consider reasonably adequate to cover the risks we face. If insurance coverage is inadequate or unavailable or premium costs continue to rise, we may face additional claims not covered by insurance, and claims that exceed coverage limits or that are not covered could have a material adverse effect on us.

If our products do not have the effects we claim or cause undesirable side effects, our business may suffer.

Although many of the ingredients in our current dietary supplement products are vitamins, minerals, and other substances for which there is a long history of human consumption, they also contain innovative ingredients or combinations of ingredients. Although we believe all of such products and the combinations of ingredients in them are safe when taken as directed, the products could have certain undesirable side effects, including where not taken as directed or if taken by a consumer that has certain medical conditions. In addition, such products may not have the effect we claim if they are not taken in accordance with certain instructions, which include certain dietary restrictions. Furthermore, there can be no assurance that any of the products, even when used as directed, will have the effects we claim or will not have harmful side effects in an unforeseen way or in an unforeseen cohort. If any of our products or products we develop or commercialize in the future are shown to be harmful or generate negative publicity from perceived harmful effects, our business, financial condition, results of operations, and prospects would be harmed significantly.

We are party to a number of lawsuits that arise in the ordinary course of business and may become party to others in the future. The possibility of such litigation, and its timing, is in large part outside our control. Some of these lawsuits may involve class action claims, which by virtue of involving a large number of potential class members, may require increased costs of defense and risk. While none of the current individual lawsuits in which we are involved are reasonably estimable to be material as of the date of this filing, it is possible that future litigation could arise, or developments could occur in existing litigation, that could have material adverse effects on us.

We are subject to environmental laws and regulations relating to hazardous materials, substances and waste used in or resulting from our operations.

Liabilities or claims with respect to environmental matters could have a significant negative impact on our business. As with other companies engaged in similar businesses, the nature of our operations exposes us to the risk of liabilities and claims with respect to environmental matters, including those relating to the disposal and release of hazardous substances. Furthermore, our operations are governed by laws and regulations relating to workplace safety and worker health which, among other things, regulate employee exposure to hazardous chemicals in the workplace, and require us to obtain and maintain various permits and approvals for our operations. Any material costs incurred in connection with such liabilities or claims, or delays in or restrictions in obtaining or renewing permits required for our operations, could have a material adverse effect on our business, financial condition, results of operations or cash flows. Any environmental or health and safety legislation or regulations enacted in the future, or any changes in how existing or future laws or regulations will be enforced, administered or interpreted may lead to an increase in compliance costs or expose us to additional risk of liabilities and claims, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Moreover, contamination at properties currently or formerly owned or operated by us, as well as at properties we will own and operate, and properties to which hazardous substances were sent by us, may result in liability for us under environmental laws and regulations, including, but not limited to the Comprehensive Environmental Response, Compensation and Liability Act (also known as the Superfund law) which can impose liability for the full amount of remediation-related costs without regard to fault, for the investigation and cleanup of contaminated soil and ground water, for building contamination and impacts to human health and for damages to natural resources. That means that, in some circumstances, we could be exposed to liability as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions (such as environmental contamination) caused by, prior operators or other third parties. Remedial costs and other damages arising as a result of environmental laws and costs associated with changes in environmental laws and regulations could be substantial and could have a material adverse effect on our liquidity, results of operations and financial condition.

If we fail to comply with certain healthcare laws, including fraud and abuse laws, we could face substantial penalties and our business, results of operations, financial condition and prospects could be adversely affected.

Although none of our products are currently covered by any third-party payor, including any commercial payor or government healthcare program, we may nonetheless be subject to a number of federal and state healthcare regulatory laws that restrict business practices in the healthcare industry. These laws include, but are not limited to, federal and state anti-kickback, false claims, and other healthcare fraud and abuse laws, some of which apply to items or services reimbursed by any third party payor, including self-pay patients. Because of the breadth of these laws and the narrowness of available statutory and regulatory exceptions, it is possible that some of our business activities and relationships with physicians and healthcare institutions could be subject to challenge under one or more of such laws. If we or our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, imprisonment and the curtailment or restructuring of our operations, any of which could materially adversely affect our ability to operate our business and our financial results.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA to review and accept regulatory submissions can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new submissions to be reviewed by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Separately, in response to the global COVID-19 pandemic, on March 10, 2020, the FDA announced its intention to postpone most foreign inspections of manufacturing facilities and products through April 2020, and subsequently, on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020 the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process any regulatory submissions we make, which could have a material adverse effect on our business.

Risks Related to Intellectual Property

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We rely on trademarks and tradenames to build brand recognition and to promote and market our products. Our current or future trademarks or trade names may be challenged, opposed, infringed, circumvented or declared generic or descriptive, determined to be not entitled to registration, or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Although these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, and service marks may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our financial condition or results of operations.

We routinely monitor the marketplace for infringement of our trademarks. We send cease and desist letters to infringers and take further legal action as necessary to stop any material infringement. Trademark litigation can be expensive and the outcome can be highly uncertain. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

If unauthorized access is obtained to our customer or inventory and third-party provider data, our operations may be disrupted or perceived as insecure, and as a result, we may lose existing customers or fail to attract new customers, and we may incur significant reputational harm and legal and financial liabilities.

Our operations involve the storage and transmission of significant amounts of data from customers, and inventory and data providers. Our operations and data could be exposed to unauthorized access due to activities that breach or undermine security measures, including: negligence or malfeasance by internal or external actors; attempts by outside parties to fraudulently induce employees, customers or vendors to disclose sensitive information in order to gain access to our data; or errors or vulnerabilities in our systems, products or processes or in those of our service providers, customers, and vendors. For example, from time-to-time, we experience cyberattacks of varying degrees and other attempts to obtain unauthorized access to our systems, including to employee mailboxes. We have dedicated and expect to continue to dedicate resources towards security protections that shield data from these activities. However, such measures cannot provide absolute security. Further, we can expect that the deployment of techniques to circumvent our security measures may occur with more frequency and sophistication and may not be recognized until launched against a target. Accordingly, we may be unable to anticipate or detect these techniques or to implement adequate preventative measures and we cannot be certain that we will be able to prevent vulnerabilities in our solutions or address vulnerabilities that we may become aware of in the future. Finally, while we have developed incident response teams and dedicated resources to incident response processes, such processes could, among other issues, fail to be adequate or accurately assess the incident severity, not proceed quickly enough, or fail to sufficiently remediate an incident. A breach of our security and/or our failure to respond sufficiently to a security incident could disrupt our operations and result in theft, misuse, loss, corruption, or improper use or disclosure of data. This could result in government investigations, enforcement actions and other legal and financial liability, and/or loss of confidence in the availability and security of our products and operations, all of which could seriously harm our reputation and brand and impair our ability to attract and retain customers. We cannot be sure that our existing general liability insurance coverage and coverage for errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and operating results.

Cyberattacks could also compromise our own trade secrets and other sensitive information and result in such information being disclosed to others and becoming less valuable, which could negatively affect our business.

Our success is dependent on the accuracy, reliability, and proper use of sophisticated and dependable information processing systems and management information technology and any interruption in these systems could have a material adverse effect on our business, financial condition and results of operations.

Our success is dependent on the accuracy, reliability and proper use of sophisticated and dependable information processing systems and management information technology. Our information technology systems are designed and selected in order to facilitate order entry and customer billing, maintain customer records, accurately track purchases and incentive payments, manage accounting, finance and manufacturing operations, generate reports, and provide customer service and technical support. Any interruption in these systems could have a material adverse effect on our business, financial condition and results of operations. Like other companies, our information technology systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers, cybersecurity breaches and other security issues. Although we have implemented backup and disaster recovery systems including hardware and software redundancies and physical and electronic security systems, it is impossible to foresee and protect against all possible failure or breach scenarios whether malicious or accidental. A security breach or interruption could occur due to the actions of outside parties, employee error, hardware or software failures, malfeasance or a combination of these and other actions. Such a breach or interruption in information technology equipment or systems could result in a loss of competitive sensitive business information, disruptions to business operations, damage to our reputation, financial exposure in connection with remediation efforts, investigations, legal proceedings and additional expenses required to mitigate the exposed risk to the systems.

The nutritional supplement industry increasingly relies on intellectual property rights and although we seek to ensure that we do not infringe the intellectual property rights of others, there can be no assurance that third parties will not assert intellectual property infringement claims against us, which claims may result in substantial costs and diversion of management and other resources and could have a material adverse effect on our business, financial condition and operating results.

Recently it has become more and more common for suppliers and competitors to apply for patents or develop proprietary technologies and processes. We seek to ensure that we do not infringe the intellectual property rights of others, but there can be no assurance that third parties will not assert intellectual property infringement claims against us. These developments could prevent us from offering or supplying competitive products or ingredients in the marketplace. They could also result in litigation or threatened litigation against us related to alleged or actual infringement of third-party rights. Defending against such claims could divert the attention of management, technical personnel and other employees from our business operations. Litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and we may not be successful in defending ourselves in such matters. Further, we purchase many ingredients from parties that we believe have patent and other proprietary rights to manufacture and sell such ingredients to us and for us to use those ingredients in our products. There can be no assurance that such suppliers are not infringing on the rights of third parties and if so, we may indirectly infringe as a result.

We cannot be aware of all patent applications that, if issued, could potentially cover our products as they could have been filed by third parties without our knowledge. Patent applications in the United States and elsewhere are typically only published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date, and certain U.S. patent applications that will not be filed outside the United States can remain confidential until patents issue. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our products and their use. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history and can involve other factors such as expert opinion. Our interpretation of the relevance or the scope of claims in a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. Further, we may incorrectly determine that our products or services are not covered by a third-party patent or may incorrectly predict whether a third party’s pending patent application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our products or services. Third-party intellectual property right holders may also actively bring infringement or other intellectual property-related claims against us, even if we have received patent protection for our products. Regardless of the merit of third parties claims against us for infringement, misappropriation or violations of their intellectual property rights, such third parties may seek and obtain injunctive or other equitable relief, which could effectively block our ability to sell our products or services or perform our tests.

Further, if a patent or trademark infringement suit were brought against us, we could be forced to stop or delay our development or sales or other activities that are the subject of such suit. Defense of these claims, even if such claims are resolved in our favor, could cause us to incur substantial expenses and be a substantial diversion of our employee resources even if we are ultimately successful. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of our common stock. Any adverse ruling or perception of an adverse ruling in defending ourselves could have a material adverse impact on our cash position and stock price. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios.

If we are found to infringe these intellectual property rights, we could potentially be required to terminate the manufacturing and marketing of our products unless we obtain license from, and pay royalties to, the holders of the intellectual property. We may also be required to develop alternative non-infringing technology, which could require significant time and expense. Additionally, we could be required to pay royalty payments, either as a one-time fee or ongoing, as well as damages for past use that was deemed to be infringing. If we cannot license or develop technology for any allegedly infringing aspect of our business, we would be forced to limit our products and may be unable to compete effectively. Finally, we may suffer harm to our reputation and customers, potential customers and others may avoid working with us. Any of these results could harm our business.

Our proprietary rights may be difficult to enforce, which could enable others to copy or use aspects of our technology without compensating us, thereby eroding our competitive advantages and harming our business.

We rely upon a combination of trade secrets, third-party confidentiality, non-disclosure agreements, assignment of invention agreements and additional contractual restrictions on disclosure and use, and trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights. These laws, procedures and restrictions provide only limited protection. However, we may not execute these agreements with every party who has access to our confidential information or contributes to the development of our intellectual property. In addition, those agreements may be breached, and we may not have adequate remedies for any such breach. We own more than 400 trademarks that have been registered with the United States Patent and Trademark Office and have filed applications to register additional trademarks. We also rely on copyright laws to protect computer programs related to our platform and our proprietary technologies, although to date we have not registered for statutory copyright protection. We have registered numerous Internet domain names in the U.S. and certain foreign countries related to our business.

We endeavor to enter into agreements with our employees and contractors in order to limit access to and disclosure of our proprietary information, as well as to clarify rights to intellectual property associated with our business. Protecting our intellectual property is a challenge, especially after our employees or our contractors end their relationship with us, and, in some cases, decide to work for our competitors. Our contracts with our employees and contractors that relate to intellectual property issues generally restrict the use of our confidential information solely in connection with our products, and strictly prohibit reverse engineering. However, reverse engineering our products and processes or the theft or misuse of our proprietary information could occur by employees or other third parties who have access to our technologies and processes. Enforceability of the non-compete agreements that we have in place is not guaranteed, and contractual restrictions could be breached without discovery or adequate remedies. Historically, we have prioritized keeping our technology architecture, trade secrets, and engineering roadmap private, and as a general matter, have not patented our proprietary technology. As a result, we cannot look to patent enforcement rights to protect much of our proprietary technology. Furthermore, our patent strategy is still in its early stages. We may not be able to obtain any further patents, and our pending applications may not result in the issuance of patents. Any issued patents may be challenged, invalidated or circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. However, effective protection of our intellectual property rights may require additional filings and applications in the future. Pending and future applications may not be approved, and any of our existing or future patents, trademarks or other intellectual property rights may not provide sufficient protection for our business as currently conducted or may be challenged by others or invalidated through administrative process or litigation. Additionally, patent rights in the U.S. have switched from the former “first-to-invent” system to a “first-to-file” system, which may favor larger competitors that have the resources to file more patent applications. Furthermore, our existing patents and any patents issued in the future may give rise to ownership claims or to claims for the payment of additional remuneration of fair price by persons having participated in the creation of the inventions. Similarly, to the extent that our employees, contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights to such intellectual property.

Policing unauthorized use of our technology is difficult. We may need to share our proprietary information, including trade secrets, with our current and future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. If any of these events occurs or if we otherwise lose protection for our proprietary information, the value of this information may be greatly reduced, and our competitive position would be harmed. In addition, the laws of some foreign countries may not be as protective of intellectual property rights as those of the U.S., and mechanisms for enforcement of our proprietary rights in such countries may be inadequate.

Trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. Trade secrets will over time be disseminated within the industry through independent development, the publication of journal articles, and the movement of personnel skilled in the art from company to company or academic to industry scientific positions. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. Though our agreements with third parties typically restrict the ability of our employees, outside scientific collaborators, suppliers, third-party manufacturers, consultants, advisors, potential partners, and other third parties, to publish data potentially relating to our trade secrets, our agreements may contain certain limited publication rights that may allow disclosure of our trade secrets. If we are unable to protect our proprietary rights (including in particular, the proprietary aspects of our platform) we may find ourselves at a competitive disadvantage to others who have not incurred the same level of expense, time and effort to create and protect their intellectual property.

In the future, we may need to obtain licenses of third-party technology that may not be available to us or are available only on terms that are not commercially reasonable, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

From time to time, we may be required to license technologies or trademarks relating to our promotional and collaborative programs from third parties to further develop or commercialize our products. Should we be required to obtain licenses to any third-party technology or trademarks, including any patents required to manufacture, use or sell our products, such licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize any of our products could cause us to abandon any related efforts, which could seriously harm our business and operations.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties and we may conclude that even if a third party is infringing our intellectual property, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders. Our competitors or other third parties may be able to sustain the costs of complex patent litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our internal research programs, in-license needed technology or other products, or enter into development partnerships that would help us bring our product to market. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

We may not be able to protect our intellectual property rights throughout the world.

The laws of some foreign countries do not protect intellectual property rights in the same manner and to the same extent as laws in the United States. Consequently, competitors may use our technologies in jurisdictions where we have no meaningful intellectual property protection to develop their own products. These products may compete with our products in these jurisdictions. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, trademarks, and other intellectual property protection, particularly those relating to nutritional supplements, which could make it difficult for us to enforce our proprietary rights generally. Proceedings to enforce our trade secret rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, or could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Our use of “open source” software could subject our proprietary software to general release, adversely affect our ability to sell our products, and subject us to possible litigation.

A portion of our proprietary software that we use to operate our business, including for customer service, logistics, payment processing, quality control, manufacturing, and other business functions, were developed in-house and may incorporate so-called “open source” software. Such open source software is generally licensed by its authors or other third parties under open source licenses. Some open source licenses contain requirements that we disclose source code for modifications we make to the open source software and that we license such modifications to third parties at no cost. In some circumstances, distribution of our software in connection with open source software could require that we disclose and license some or all of our proprietary code in that software as well as distribute our products that use particular open source software at no cost to the user. We monitor our use of open source software in an effort to avoid uses in a manner that would require us to disclose or grant licenses under our proprietary source code, however, there can be no assurance that such efforts will be successful. Open source license terms are often ambiguous and such use could inadvertently occur. There is little legal precedent governing the interpretation of many of the terms of certain of these licenses, and the potential impact of these terms on our business may result in unanticipated obligations regarding our products and technologies. Companies that incorporate open source software into their products have, in the past, faced claims seeking enforcement of open source license provisions and claims asserting ownership of open source software incorporated into their product. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of an open source license, we could incur significant legal costs defending ourselves against such allegations. In the event such claims were successful, we could be subject to significant damages or be enjoined from the distribution of our products. In addition, if we combine our proprietary software with open source software in certain ways, under some open source licenses we could be required to release the source code of our proprietary software, which could substantially help our competitors develop products that are similar to or better than ours and otherwise have a material adverse effect on our business. We intend to replace our proprietary software, whether or not containing open source code, with publicly available commercial software to the extent commercially feasible.

Risks Related to Being a Public Company

We are an “emerging growth company” and we expect to elect to comply with reduced public company reporting requirements, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we are eligible for certain exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved and (iv) not being required to provide audited financial statements for the year ended September 30, 2018, or five years of Selected Consolidated Financial Data, in this prospectus. We could be an emerging growth company for up to five years after the first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, (the “Securities Act”), which fifth anniversary will occur in 2026. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have made certain elections with regard to the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced disclosure obligations in future filings. As a result, the information that we provide to holders of our common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive as a result of our reliance on these exemptions. If some investors find our common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our common stock and the market price for our common stock may be more volatile.

Under the JOBS Act, emerging growth companies may also elect to delay adoption of new or revised accounting standards until such time as those standards apply to private companies. We have elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

As a public company, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act, the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition and results of operations.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from sales-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and could have a material adversely effect on our business, financial condition and results of operations.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations. If our internal control over financial reporting is not effective, it may adversely affect investor confidence in us and the price of our common stock.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on our internal control over financial reporting.

Our platform system applications are complex, multi-faceted and include applications that are highly customized in order to serve and support our customers, advertising inventory and data suppliers, as well as support our financial reporting obligations. We regularly make improvements to our platform to maintain and enhance our competitive position. In the future, we may implement new offerings and engage in business transactions, such as acquisitions, reorganizations or implementation of new information systems. These factors require us to develop and maintain our internal controls, processes and reporting systems, and we expect to incur ongoing costs in this effort. We may not be successful in developing and maintaining effective internal controls, and any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods.

If we identify material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. If we are unable to assert that our internal control over financial reporting is effective, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, or if we are unable to comply with the requirements of the Sarbanes-Oxley Act in a timely manner, then, we may be late with the filing of our periodic reports, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. Such failures could also subject us to investigations by the NYSE, the stock exchange on which our securities are listed, the SEC or other regulatory authorities, and to litigation from stockholders, which could harm our reputation, financial condition or divert financial and management resources from our core business.

Our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during any period in accordance with the provisions of Sarbanes-Oxley Act. Had we performed an evaluation and had our independent registered public accounting firm performed an audit of our internal control over financial reporting in accordance with the provisions of Sarbanes-Oxley Act, control deficiencies amounting to material weaknesses may have been identified. We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404(a) of Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing or any required remediation in a timely fashion. If we fail to comply with Section 404(a) or to remedy these material weaknesses or identify new material weaknesses by the time we have to issue that report, we will not be able to certify that our internal controls over financial reporting are effective, which may cause investors to lose confidence in our financial statements, and the trading price of our common stock may decline. If we fail to remedy any material weakness, our financial statements may be inaccurate, our access to the capital markets may be restricted and the trading price of our common stock may suffer.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. As a public company, we are subject to significant obligations relating to reporting, procedures and internal controls, and our management team may not successfully or efficiently manage such obligations. These obligations and scrutiny will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

We may experience fluctuations in our results of operations, which could make our future results of operations difficult to predict or cause our results of operations to fall below analysts’ and investors’ expectations.

Our quarterly and annual results of operations have fluctuated in the past and we expect our future results of operations to fluctuate due to a variety of factors, many of which are beyond our control. Fluctuations in our results of operations could cause our performance to fall below the expectations of analysts and investors, and adversely affect the price of our common stock. Because our business is changing and evolving rapidly, our historical results of operations may not be necessarily indicative of our future results of operations. Factors that may cause our results of operations to fluctuate include the following:

•	changes in the competitive dynamics of our market, including consolidation among competitors or customers and the introduction of new products or product enhancements;

•	changes in the economic prospects of the industries or verticals that we primarily serve, or the economy generally, which could alter customer spending priorities or budgets;

•	changes to availability of and pricing of competitive products, and their effects on our pricing;

•	changes to the pricing or availability of inventory, data or other third-party services;

•	changes in our customer base and product offerings;

•	the addition or loss of customers;

•	the challenges of persuading existing and prospective customers to switch from incumbent product providers;

•	the impact of our sales caused by our customers’ budgetary constraints, competition, customer dissatisfaction or our customers’ actual or perceived lack of need for our products;

•	changes to our products, media, or customer or mix;

•	changes in the prices at which we will be able to sell our products;

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changes and uncertainty in the regulatory environment for us, customers or others in the nutritional supplement industry, and the effects of our efforts and those of our customers and partners to address changes and uncertainty in the regulatory environment;

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changes in the economic prospects of nutritional supplement providers or the economy generally, which could alter customers’ spending priorities, or could increase the time or costs required to complete advertising inventory sales;

•	the introduction of new technologies or products by our competitors or others in the nutrition supplement marketplace;

•	changes in our capital expenditures as we acquire the hardware, equipment and other assets required to support our business;

•	timing differences between our payments for inventory and our collection of related revenue;

•	the length and unpredictability of our sales cycle;

•	costs related to acquisitions of businesses or technologies, development of new products, expansion of our facilities or to enter different geographies;

•	our ability to drive adoption of our products in our industry and our ability to expand into any future target markets or geographies;

•	cost of employee recruiting and retention;

•	the cost and availability of data from third-party sources;

•	adverse judgments or settlements, or increased legal fees, in legal disputes or government proceedings;

•	adoption of new accounting pronouncements or changes in our accounting policies;

•	changes to the cost of infrastructure, including real estate and information technology;

•	the impact of the COVID-19 pandemic on the economy, investment in our industry, our business operations, and resources and operations of our customers, suppliers, and distributors; and

•	general industry, economic and market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

Based upon the factors above and others beyond our control, we have a limited ability to forecast our future revenue, costs and expenses. If we fail to meet or exceed operating results expectations of analysts and investors or if analysts and investors have estimates and forecasts of our future performance that are unrealistic or that we do not meet, the market price of our common stock could decline. In addition, if one or more of the analysts who cover us adversely change their recommendation regarding our stock, the market price of our common stock could decline.

Risks Relating to Our Indebtedness

Our existing indebtedness could adversely affect our business and growth prospects.

As of September 30, 2020, we had total current and long-term indebtedness of $347.5 million, comprised of $347.5 million outstanding under our senior secured term loan (our “Initial Term Loan Facility”). On October 28, 2020, we borrowed an additional $52.5 million on our senior secured delayed draw term loan (our “DDTL Facility” and together with our Initial Term Loan Facility, our “Term Loan Facility”). As of the date of this filing, we have no amounts drawn under our $25.0 million secured revolving loan facility (our “Revolving Credit Facility” and collectively with our Initial Term Loan Facility and DDTL Facility, our “Credit Facilities”) and no outstanding letters of credit. All obligations under the credit agreement governing our Credit Facilities (the “Credit Agreement”) are secured by first-priority perfected security interests in substantially all of our assets and the assets of our domestic subsidiaries, subject to permitted liens and other exceptions. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Our indebtedness, the cash flow needed to satisfy our debt and the covenants contained in our Credit Agreement have important consequences, including:

•

limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;

•	limiting our ability to incur additional indebtedness;

•	limiting our ability to capitalize on significant business opportunities;

•	making us more vulnerable to rising interest rates; and

•	making us more vulnerable in the event of a downturn in our business.

Our level of indebtedness may place us at a competitive disadvantage to our competitors that are not as highly leveraged. Fluctuations in interest rates can increase borrowing costs. Increases in interest rates may directly impact the amount of interest we are required to pay and reduce earnings accordingly. In addition, developments in tax policy, such as the disallowance of tax deductions for interest paid on outstanding indebtedness, could have an adverse effect on our liquidity and our business, financial conditions and results of operations. Further, our Credit Agreement contain customary affirmative and negative covenants and certain restrictions on operations that could impose operating and financial limitations and restrictions on us, including restrictions on our ability to enter into particular transactions and to engage in other actions that we may believe are advisable or necessary for our business. Our Term Loan Facility is also subject to mandatory prepayments in certain circumstances, including a requirement to make a prepayment with a certain percentage of our excess cash flow. This excess cash flow payment, and other future required prepayments, will reduce our cash available for investment in our business.

Borrowings under our Credit Facilities bear interest at rates determined using LIBOR as the reference rate. On July 27, 2017, the United Kingdom’s Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to phase out LIBOR by the end of 2021. It is unclear whether LIBOR will cease to exist at that time or if new methods of calculating LIBOR will be established such that it continues to exist after 2021, or if alternative rates or benchmarks will be adopted, and currently it appears highly likely that LIBOR will be discontinued or substantially modified by the end of 2021. The U.S. Federal Reserve has begun publishing a Secured Overnight Funding Rate which is currently intended to serve as an alternative reference rate to LIBOR. If the method for calculation of LIBOR changes, if LIBOR is no longer available, or if lenders have increased costs due to changes in LIBOR, we may suffer from potential increases in interest rates on our borrowings. Our Credit Agreement provides that we and the administrative agent under such Credit Agreement shall, upon certain events requiring the replacement of LIBOR, choose a replacement rate which will become effective on the fifth business day after the proposed amendment implementing such replacement rate is posted to the lenders unless written notice of objection is received from lenders above an agreed threshold.

We expect to use cash flow from operations to meet current and future financial obligations, including funding our operations, debt service requirements and capital expenditures. The ability to make these payments depends on our financial and operating performance, which is subject to prevailing economic, industry and competitive conditions and to certain financial, business, economic and other factors beyond our control.

Despite current indebtedness levels and restrictive covenants, we may still be able to incur substantially more indebtedness or make certain restricted payments, which could further exacerbate the risks associated with our substantial indebtedness.

We may be able to incur significant additional indebtedness in the future. Although the financing documents governing our Credit Facilities contain restrictions on the incurrence of additional indebtedness and liens, these restrictions are subject to a number of important qualifications and exceptions, and the additional indebtedness and liens incurred in compliance with these restrictions could be substantial.

The financing documents governing our Credit Facilities permit us to incur certain additional indebtedness, including liabilities that do not constitute indebtedness as defined in such financing documents. We may also consider investments in joint ventures or acquisitions, which may increase our indebtedness. In addition, the financing documents governing our Credit Facilities do not restrict our principal stockholder from creating new holding companies that may be able to incur indebtedness without regard to the restrictions set forth in the financing documents governing our Credit Facilities. If new debt is added to our currently anticipated indebtedness levels, the related risks that we face could intensify.

We may not be able to generate sufficient cash flow to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance outstanding debt obligations depends on our financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions and by financial, business and other factors beyond our control. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal, premium, if any, and interest on our indebtedness. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which would also harm our ability to incur additional indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service obligations. The financing documents governing our Credit Facilities include certain restrictions on our ability to conduct asset sales and/or use the proceeds from asset sales for general corporate purposes. We may not be able to consummate these asset sales to raise capital or sell assets at prices and on terms that we believe are fair and any proceeds that we do receive may not be adequate to meet any debt service obligations then due. If we cannot meet our debt service obligations, the holders of our indebtedness may accelerate such indebtedness and, to the extent such indebtedness is secured, foreclose on our assets. In such an event, we may not have sufficient assets to repay all of our indebtedness.

The terms of the financing documents governing our Credit Facilities restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The financing documents governing our Credit Facilities contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including restrictions on our ability to:

•	incur additional indebtedness or other contingent obligations;

•	create or incur liens;

•	make investments, acquisitions, loans and advances;

•	wind up, consolidate, merge, liquidate or dissolve;

•	sell, lease, transfer or otherwise dispose of its assets, including capital stock of its subsidiaries;

•	pay dividends on its equity interests or make other payments in respect of capital stock;

•	engage in transactions with its affiliates;

•	make payments in respect of indebtedness secured on a junior lien basis, unsecured indebtedness and subordinated debt;

•	modify organizational documents in a manner that is materially adverse to the lenders under the Credit Agreement;

•	with respect to Nutrition Parent, LLC, a Delaware limited liability company, as a guarantor, modify its holding company status;

•	enter into burdensome agreements with negative pledge clauses or restrictions on subsidiary distributions;

•	materially alter the business it conducts; and

•	change its fiscal year.

You should read the discussion under the heading “Description of Certain Indebtedness” for further information about these covenants.

The restrictive covenants in the financing documents governing our Credit Facilities require us to maintain specified financial ratios and satisfy other financial condition tests to the extent applicable. Our ability to meet those financial ratios and tests can be affected by events beyond our control.

A breach of the covenants or restrictions under the financing documents governing our Credit Facilities could result in an event of default under such documents. Such a default may allow the creditors to accelerate the related debt, which may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event the holders of our indebtedness accelerate the repayment, we may not have sufficient assets to repay that indebtedness or be able to borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms acceptable to us. As a result of these restrictions, we may:

•	be limited in how we conduct our business;

•	be unable to raise additional debt or equity financing to operate during general economic conditions;

•	experience business downturns; or

•	be unable to compete effectively or to take advantage of new business opportunities.

These restrictions, along with restrictions that may be contained in agreements evidencing or governing other future indebtedness, may affect our ability to grow in accordance with our growth strategy.

We may be unable to refinance our indebtedness.

We may need to refinance all or a portion of our indebtedness before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. There can be no assurance that we will be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms or at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests. If we engage in additional debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

•	develop and enhance our products;

•	continue to expand our product development, sales and marketing organizations;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	pursue acquisition opportunities.

In addition, the financing documents governing our Credit Facilities also limit our ability to incur additional debt and therefore, we likely would have to amend the financing documents governing our Credit Facilities or issue additional equity to raise capital. If we issue additional equity, your interest in us will be diluted.

Risks Related to Ownership of Our Common Stock and This Offering

Our principal stockholder controls us, and its interests may conflict with ours or yours in the future.

Immediately following this offering, our principal stockholder will beneficially own approximately                  % of our common stock, or                 % if the underwriters exercise in full their option to purchase additional shares, including from the selling stockholder, which means that, based on its percentage voting power held after the offering, our principal stockholder will control the vote of all matters submitted to a vote of our Board, or stockholders, which will enable it to control the election of the members of the Board and all other corporate decisions. In addition, our charter will provide that our principal stockholder will have the right to designate the Chair of the Board for so long as our principal stockholder or its affiliates beneficially own at least 30% or more of the voting power of the then outstanding shares of our capital stock then entitled to vote generally in the election of directors. Even when our principal stockholder ceases to own shares of our stock representing a majority of the total voting power, for so long as our principal stockholder continues to own a significant portion of our stock, HGGC, Maze Consulting and Snapdragon will still be able to significantly influence the composition of our Board and the approval of actions requiring stockholder approval. Accordingly, for such period of time, our principal stockholder will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as HGGC, Maze Consulting and Snapdragon continue to own a significant percentage of our stock, HGGC, Maze Consulting and Snapdragon will be able to cause or prevent a change of control of us or a change in the composition of our Board and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of us and ultimately might negatively affect the market price of our common stock.

Immediately following this offering, our principal stockholder will beneficially own approximately             % of our common stock (or             % of our common stock if the underwriters’ option to purchase additional shares, including from the selling stockholder, is exercised in full). We will enter into the Director Nomination Agreement that provides HGGC the right to designate (i) 60% of the nominees for election to our board of directors (the “Board”) for so long as HGGC beneficially owns at least 45% of the total number of shares of our outstanding common stock; (ii) 50% of the nominees for election to our Board for so long as HGGC beneficially owns less than 45% but at least 35% of the total number of shares of our outstanding common stock; (iii) 40% of the nominees for election to our Board for so long as HGGC beneficially owns less than 35% but at least 25% of the total number of shares of our outstanding common stock; (iv) 30% of the nominees for election to our Board for so long as HGGC beneficially owns less than 25% but at least 15% of the total number of shares of our outstanding common stock; and (v) 20% of the nominees for election to our Board for so long as HGGC beneficially owns less than 15% but at least 5% of the total number of shares of our outstanding common stock, which could result in representation on our Board that is disproportionate to HGGC’s beneficial ownership. The Director Nomination Agreement also provides Maze Consulting and Snapdragon (together, “M&S”) the right to designate (i) 40% of the nominees for election to our Board for so long as M&S beneficially own at least 25% of the total number of shares of our outstanding common stock; (ii) 30% of the nominees for election to our Board for so long as M&S beneficially own less than 25% but at least 15% of the total number of shares of our outstanding common stock; and

20% of the nominees for election to our Board for so long as M&S beneficially own less than 15% but at least 5% of the total number of shares of our outstanding common stock, which could result in representation on our Board that is disproportionate to M&S’s beneficial ownership. The Director Nomination Agreement will also provide that the parties may assign such rights to their affiliates. The Director Nomination Agreement will prohibit us from increasing or decreasing the size of our Board without the prior written consent of HGGC and M&S. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Director Nomination Agreement.”

Our principal stockholder and its affiliates engage in a broad spectrum of activities, including investments in the information and business services industry generally. In the ordinary course of their business activities, our principal stockholder and its affiliates may engage in activities where their interests conflict with our interests or those of our other stockholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our certificate of incorporation to be effective in connection with the closing of this offering will provide that none of our principal stockholder, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or its affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our principal stockholder also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our principal stockholder may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

Upon listing of our shares on the NYSE, we will be a “controlled company” within the meaning of the rules of the NYSE and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

After completion of this offering, our principal stockholder will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our Board consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors on our Board, our Compensation and Nominating Committee may not consist entirely of independent directors and our Compensation and Nominating Committee may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the                .

An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our common stock. Although we have been approved to list our common stock on the NYSE under the symbol “BBCO,” an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors purchasing shares in this offering.

The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our results of operations;

•	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates or ratings by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, results of operations, or capital commitments;

•	changes in operating performance and stock market valuations of other retail companies generally, or those in our industry in particular;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	changes in our board of directors or management;

•	sales of large blocks of our common stock, including sales by our executive officers or directors;

•	lawsuits threatened or filed against us;

•	changes in laws or regulations applicable to our business;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	short sales, hedging and other derivative transactions involving our capital stock;

•	general economic conditions in the United States and the foreign markets in which we operate;

•	other events or factors, including those resulting from war, incidents of terrorism, pandemics or other public health emergencies or responses to these events; and

•	the other factors described in the sections titled “Risk Factors” and “Forward-Looking Statements.”

Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

In addition to our principal stockholder’s beneficial ownership of                 % of our common stock after this offering (or                 %, if the underwriters exercise in full their option to purchase additional shares, including from the selling stockholder), our certificate of incorporation and bylaws to be effective in connection with the closing of this offering and the Delaware General Corporation Law, or the DGCL, contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Among other things:

•

these provisions allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of stockholders;

•	these provisions provide for a classified board of directors with staggered three-year terms;

•

these provisions provide that, at any time when our principal stockholder beneficially owns, in the aggregate, less than 40% in voting power of the our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class;

•

these provisions prohibit stockholder action by written consent from and after the date on which our principal stockholder beneficially owns, in the aggregate, less than 35% in voting power of our stock entitled to vote generally in the election of directors;

•

these provisions provide that for as long as our principal stockholder beneficially owns, in the aggregate, at least 50% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock and at any time when our principal stockholder beneficially owns, in the aggregate, less than 50% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class; and

•

these provisions establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by stockholders at stockholder meetings; provided, however, at any time when our principal stockholder beneficially owns, in the aggregate, at least 10% in voting power of our stock entitled to vote generally in the election of directors, such advance notice procedure will not apply to it.

Our certificate of incorporation to be effective in connection with the closing of this offering will contain a provision that provides us with protections similar to Section 203 of the DGCL, and will prevent us from engaging in a business combination with a person (excluding our principal stockholder and any of its direct or indirect transferees and any group as to which such persons are a party) who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval is obtained prior to the acquisition. See “Description of Capital Stock — Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws.” These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our common stock. In addition, because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our then-current Board, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction. For information regarding these and other provisions, see “Description of Capital Stock.”

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our certificate of incorporation to be effective in connection with the closing of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by, or other wrong doing by, any of our directors, officers or other employees or agents to us or our stockholders, or a claim of aiding and abetting any such breach of fiduciary duty, (3) any action asserting a claim against us or any director, officer, employee or agent of the Company arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws, (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws, (5) any action asserting a claim against us or any director, officer, employee or agent governed by the internal affairs doctrine or (6) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action”, will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Our certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above; however, our shareholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. See “Description of Capital Stock—Exclusive Forum”. The forum selection clause in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. If the enforceability of our forum selection provisions were to be challenged, we may incur additional costs associated with resolving such challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provisions to be inapplicable or unenforceable with respect to one or more of these specified types of actions or proceedings, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects and result in a diversion of the time and resources of our employees, management and board of directors.

We have broad discretion to determine how to use the funds we receive from this offering and may use them in ways that may not enhance our operating results or the price of our common stock.

We intend to use the net proceeds of this offering to repay $                 million of outstanding borrowings under our Credit Facilities, and pay any associated prepayment penalties and accrued and unpaid interest to the date of repayment and the remainder of such net proceeds will be used for general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. We have broad discretion over the use of proceeds we receive from this offering, and we could spend the proceeds we receive from this offering in ways our stockholders may not agree with or that do not yield a favorable return, or no return at all. If we do not invest or apply the proceeds we receive from this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. Based on an assumed initial public offering price of $                 per share, the mid-point of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $                 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed                 % of the aggregate price paid by all purchasers of our common stock but will own only approximately                 % of our common stock outstanding after this offering. See “Dilution” for more detail.

Further, we may need to raise additional funds in the future to finance our operations and/or acquire complementary businesses. If we obtain capital in future offerings on a per-share basis that is less than the initial public offering price per share, the value of the price per share of your common stock will likely be reduced. In addition, if we issue additional equity securities in a future offering and you do not participate in such offering, there will effectively be dilution in your percentage ownership interest in our company.

We will in the future grant stock options and other awards to our certain current or future officers, directors, employees, and consultants under additional plans or individual agreements. The grant, exercise, vesting, and/or settlement of these awards, as applicable, will have the effect of diluting your ownership interests in our company. We may also issue additional equity securities in connection with other types of transactions, including shares issued as part of the purchase price for acquisitions of assets or other companies from time to time or in connection with strategic partnerships or joint ventures, or as incentives to management or other providers of resources to us. Such additional issuances are likely to have the same dilutive effect.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares

intend to sell shares, could reduce the market price of our common stock. After this offering, we will have                  outstanding shares of common stock based on the number of shares outstanding as of                 , 2021. This includes shares that we are selling in this offering, which may be resold in the public market immediately. Following the consummation of this offering, shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under lock-up agreements executed in connection with this offering described in “Underwriting” and restricted from immediate resale under the federal securities laws as described in “Shares Eligible for Future Sale.” All of these shares will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by Goldman Sachs & Co. LLC and Credit Suisse Securities (USA) LLC on behalf of the underwriters. We also intend to register shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Because we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under our Credit Agreement. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “Dividend Policy” for more detail.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

The trading market for our shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our certificate of incorporation will authorize us to issue one or more series of preferred stock. Our Board will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our, industry, financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “potential,” “plan,” “predict,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results or our plans and objectives for future operations, growth initiatives or strategies are forward-looking statements. The inclusion of forward-looking statements should not be regarded as a representation by us, the selling stockholder, the underwriters or any other person that the future plans, estimates, or expectations contemplated by us will be achieved. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	the effect of on us of any adverse change in the size or growth rate of the vitamin, mineral and supplement market;

•	our dependency on the success of Natural and Specialty Retail stores and specific retailers in the channel;

•	risks related to a loss of, or material cancellation, reduction, or delay in purchases by, one or more of our largest customers;

•	our ability to manage credit risk;

•	our ability to maintain adequate quality standards for our products and services;

•	our ability to maintain the value and reputation of our brands;

•	our ability to attract, acquire or retain customers at our current or anticipated future growth rate in a cost-effective manner;

•	the risks related to our reliance on internet search engines, lead generators, and social networking sites to help drive traffic to our websites and the sale of our products;

•	our ability to anticipate customer preferences and successfully develop new and innovative products in a timely manner and effectively manage the introduction of new or enhanced products;

•	the risks related to consumers’ perception of the safety and quality of our products as well as similar products distributed by other companies in our industry;

•	our ability to sustain pricing levels for our products;

•	the risks related to adverse economic conditions;

•	our ability to complete effectively against and gain sufficient market share from competitors that are larger, more established and that possess greater resources than we do;

•	the risks related to catastrophic events;

•	the impact of the COVID-19 pandemic and associated responses on our business, operating results, financial condition and prospects;

•	our ability to retain key personnel, manage our business effectively, and continue to grow;

•	the impact of an overall tightening of the labor market, increases in labor costs, and possible labor unrest;

•	the risks related to changes in the U.S. political environment;

•	the risks related to our planned expansion into additional international markets;

•	our ability to obtain adequate supplies of raw materials for our products at favorable prices from our outside suppliers with whom we do not have long-term agreements for raw materials;

•	the risks related to international trade and importation issues in acquiring ingredients for our products from foreign suppliers;

•	the risks related to a disruption in the service, a significant increase in the cost of our primary delivery and shipping services for our products or a significant disruption at shipping ports;

•	the risks related to the volatility in ingredients and packaging costs;

•	our ability to maintain an effective system of internal controls;

•	the risks related to our dependency on lenders for financing to execute our business strategy and meet our liquidity needs;

•

the impact of numerous laws and regulations that apply to the manufacture, sale, and manufacturing of nutritional supplements, and compliance with these laws and regulations, as they currently exist or as modified in the future, on us and our suppliers;

•	the risks related to product recalls;

•	the risks related product liability claims and litigation to prosecute such claims;

•	the accuracy, reliability, and proper use of sophisticated and dependable information processing systems and management information technology;

•	the risks related to third parties asserting intellectual property infringement claims against us;

•	the impact of fluctuations in our results of operations may have on our ability to predict our future results of operations;

•	our ability to generate sufficient cash flow to services all of our indebtedness; and

•	other factors disclosed in the section entitled “Risk Factors” and elsewhere in this prospectus.

You should not rely on forward-looking statements as predictions of future events. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $                 million (or approximately $                 million if the underwriters’ option to purchase additional shares is exercised in full), assuming an initial public offering price of $                 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholder in this offering, including any shares of common stock sold by the selling stockholder pursuant to any exercise by the underwriters of their option to purchase additional shares.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. We expect to use approximately $                 million of the net proceeds of this offering (or $                 million of the net proceeds of this offering if the underwriters exercise their option to purchase additional shares in full) to repay outstanding borrowings under our Credit Facilities, and the remainder of such net proceeds will be used for general corporate purposes.

Borrowings under the Credit Agreement bear interest at a rate per annum, at the Borrower’s option, equal to an applicable margin, plus, (a) for alternate base rate borrowings, the greatest of (i) the rate last quoted by The Wall Street Journal as the “prime rate” in the United States, (ii) the Federal Funds Rate in effect on such day plus 1/2 of 1.00% and (iii) the Adjusted LIBO Rate (taking into account the 1.00% floor therein) for a one month interest period on such day plus 1.00% and (b) for eurodollar borrowings, the Adjusted LIBO Rate determined by the greater of (i) the LIBO Rate for the relevant interest period divided by 1 minus the statutory reserves (if any) and (ii) 1.00%.

The interest rate on the Term Loan Facility was 8.00% per annum as of March 31, 2021. The maturity date of the Term Loan Facility is September 30, 2026.

As of March 31, 2021, the interest rate for the Revolving Credit Facility was 8.00% per annum. As of the date of this filing, the Company has not drawn on the Revolving Credit Facility. The maturity date of the Revolving Credit Facility is September 30, 2025.

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $                 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

Each 1,000,000 increase or decrease in the number of shares offered would increase or decrease the net proceeds to us from this offering by approximately $                 million, assuming that the assumed initial public offering price per share for the offering remains at $                , which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board may deem relevant. Additionally, our Credit Agreement places restrictions on the ability of our subsidiaries to pay cash dividends or make distributions to us. See the section titled “Description of Indebtedness.”

CAPITALIZATION

The following table describes our cash and cash equivalents and capitalization as of March 31, 2021, as follows:

•	on an actual basis;

•	of The Better Being Co. on an as adjusted basis, after giving effect to the Corporate Conversion; and

•

on a pro forma as adjusted basis, after giving effect to the Corporate Conversion and sale of                  shares of common stock in this offering and the application of the net proceeds from this offering as set forth under “Use of Proceeds”, assuming an initial public offering price of $                  per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with our consolidated financial statements and the related notes, “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Corporate Conversion” included elsewhere in this prospectus.

	As of March 31, 2021
	Actual	As Adjusted for the Corporate Conversion	Pro Forma As Adjusted for the Corporate Conversion and the Offering (1)
	(dollars in thousands)
Cash and Cash equivalents	$8,783	$	$

Total debt (1):
Revolving credit facility	$—	$	$
Term loan facility	390,630
Total debt	390,630

Equity:
Members’ capital, no par value, members’ units authorized, members’ units issued and outstanding, actual; no members’ units authorized, issued or outstanding as adjusted and pro forma as adjusted	101,290
Common stock, $0.001 par value, shares authorized, shares issued and outstanding; shares authorized, shares issued and outstanding, as adjusted; pro forma as adjusted	—
Preferred stock, $0.001 par value, shares authorized, shares issued and outstanding; shares authorized, shares issued and outstanding, as adjusted; pro forma as adjusted	—
Accumulated other comprehensive income	1,469
Accumulated deficit	(69,621)
Total stockholders’ equity	33,138
Total capitalization	$423,768	$	$

(1)	As adjusted to reflect the conversion of our outstanding members’ units into shares of our common stock in conjunction with the Corporate Conversion.

The number of shares of common stock to be outstanding after the completion of this offering excludes                  shares of common stock reserved for future issuance under the 2021 Plan, including                 , and              shares of common stock reserved for future issuance under our ESPP.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of March 31, 2021, we had a pro forma as adjusted net tangible book value of $                 million, or $                 per share of common stock. Pro forma as adjusted net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of outstanding shares of our common stock after giving effect to the Corporate Conversion.

After giving effect to the sale of shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, and after the application of the net proceeds of this offering to repay $             million of outstanding borrowings under our Credit Agreement as set forth under “Use of Proceeds,” at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover of this prospectus, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been $             million, or $             per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $            per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $             per share to investors participating in this offering at the assumed initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical pro forma as adjusted net tangible book value per share as of March 31, 2021	$
Increase in pro forma as adjusted net tangible book value per share attributable to the investors in this offering
Pro forma as adjusted net tangible book value per share after giving effect to this offering
Dilution in pro forma as adjusted net tangible book value per share to the investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $            , and would increase or decrease the dilution per share to the investors in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 shares in the number of shares of common stock offered by us would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $             and would increase or decrease dilution per share to investors in this offering by             , assuming the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after this offering would be $                , and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering would be $                .

The following table presents, on a pro forma as adjusted basis as described above, as of March 31, 2021, after giving effect to (i) the completion of the Corporate Conversion prior to the completion of this offering and (ii) the differences between our existing stockholders and the investors purchasing shares of our common stock in this offering, with respect to the number of shares purchased, the total consideration paid to us, and the average price per share paid by our existing stockholders or to be paid to us by investors purchasing shares in this offering at an assumed offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing Stockholders	$		%	$		%	$
New Investors
Total	$		%	$		%	$

A $1.00 increase or in the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $                 million and increase or decrease the percent of total consideration paid by new investors by                %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the underwriting discount and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares, including from the selling stockholder. After giving effect to sales of shares in this offering, assuming the underwriters’ option to purchase additional shares is exercised in full, our existing stockholders would own                 % and our new investors would own                 % of the total number of shares of our common stock outstanding after this offering.

In addition, to the extent we issue any additional stock options or any stock options are exercised, or we issue any other securities or convertible debt in the future, investors participating in this offering may experience further dilution.

Except as otherwise indicated, the above discussion and tables are based on                  shares of our common stock outstanding as of                 , 2021 after giving effect to the Corporate Conversion, and excludes                  million shares of common stock reserved for future issuance under the 2021 Plan, including             , and              shares of common stock reserved for issuance under our ESPP, each of which we expect to adopt in connection with this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present our selected consolidated financial data. The selected consolidated statements of operations data for the years ended September 30, 2020 and 2019 and the selected consolidated balance sheet data as of September 30, 2020 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The selected condensed consolidated statements of operations data for the six months ended March 31, 2021 and 2020 and the selected condensed consolidated balance sheet data as of March 31, 2021 are derived from our unaudited condensed consolidated financial statements that are included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the selected historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Year Ended September 30,			Six Months Ended March 31, (unaudited)
	2020		2019	2021		2020
	(in thousands, except per share and per unit data)
Consolidated Statement of Comprehensive Loss:
Net sales		$319,310	$277,514		$178,557	$154,094
Cost of sales		151,401	131,683		88,574	72,862

Gross profit		167,909	145,831		89,983	81,232

Operating expenses:
Distribution expense		31,444	30,155		17,458	14,933
Selling, general and administrative		91,967	79,233		54,152	45,320
Legal settlement expense		32,441	511		4,701	999
Amortization of intangible assets		15,043	14,675		7,312	7,556
(Gains) losses on disposals of property, plant and equipment		(375)	578		298	(106)
Impairment of held for sale assets		873	—		515	—
Total operating expenses		171,393	125,152		84,436	68,702

(Loss) income from operations		(3,484)	20,679		5,547	12,530

Interest expense		36,629	30,024		16,822	13,992
Other income, net		(165)	(998)		(189)	(114)
Loss before (benefit) for income taxes		(39,948)	(8,347)		(11,086)	(1,348)
(Benefit) for income taxes		(7,297)	(3,479)		(2,250)	(358)

Net loss		$(32,651)	$(4,868)		$(8,836)	$(990)

Other comprehensive income (loss)
Foreign currency translation adjustments, net of tax		732	(792)		1,681	(321)

Comprehensive loss		$(31,919)	$(5,660)		$(7,155)	$(1,311)

Per Unit/Share Data(1):
Pro forma net loss per share, basic and diluted(2)	$			$
Pro forma as adjusted net loss per share, basic and diluted	$			$

(1)

The historical earnings per unit is not meaningful or comparable because, prior to the Corporate Conversion, the Company was a single member limited liability company. Accordingly, earnings per unit is not presented.

(2)

Pro forma basic and diluted net loss per share is computed by dividing pro forma net loss by pro forma weighted-average common shares outstanding. For the year ended September 30, 2020, and the six months ended March 31, 2021, pro forma net loss is computed by decreasing net loss by $                of interest expense, net of tax, that would not have been incurred if the offering had occurred on October 1, 2019. Pro forma weighted-average common shares outstanding is computed by increasing the weighted-average common shares outstanding by                , which represents the $                 million in outstanding borrowings described in “Use of Proceeds” being repaid with the proceeds of this offering divided by the public offering price per share. This pro forma data is presented for informational purposes only and does not purport to represent what our net loss or net loss per share actually would have been had the offering and use of proceeds therefrom occurred on October 1, 2019 or to project our net loss or net loss per share for any future period.

	September 30, 2020	March 31, 2021	March 31, 2021
	Actual	(unaudited)	Pro Forma as Adjusted(3)(4)
Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$20,799	$8,783	$
Total assets	$504,323	$487,709	$
Working capital	$30,754	$75,566	$
Debt, net	$340,231	$390,630	$
Accumulated deficit	$60,785	$69,621	$

Total liabilities and members’ equity	$504,323	$487,709	$

(1)

The pro forma as adjusted column reflects: (i) the pro forma adjustments following (a) the completion of the Corporate Conversion and (b) the filing and effectiveness of our certificate of incorporation in Delaware, which will occur immediately prior to the completion of this offering; (ii) the sale             of                 shares of our common stock in this offering at an assumed initial public offering price per share of $                (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and (iii) the application of the net proceeds from this offering as set forth under the section titled “Use of Proceeds.”

(2)

The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price per share of $                (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, total assets, working capital, debt, and total liabilities and members’ equity by approximately $                million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1,000,000 share increase or decrease in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, total assets, working capital, debt, and total liabilities and members’ equity by approximately $                million, assuming no change in the assumed initial public offering price per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Our key financial metrics for the years ended September 30, 2020 and 2019 and six months ended March 31, 2021 and 2020 included:

	Year Ended September 30,		Six Months Ended March 31,
	2020	2019	2021	2020
	(in thousands)
Net sales	$319,310	$277,514	$178,557	$154,094
Net loss	$(32,651)	$(4,868)	$(8,836)	$(990)
Adjusted EBITDA(1)	$63,908	$58,019	$33,890	$30,027
Adjusted net income(1)	$9,605	$14,965	$9,495	$8,457

(1)	Adjusted EBITDA and Adjusted net income, both non-GAAP financial metrics, are included as a disclosure because we believe they are useful indicators of our operating performance. We define

Adjusted EBITDA as earnings before net interest and other expense (income), taxes, depreciation, amortization, and long-lived asset, goodwill and intangible asset impairments, and certain other expenses that we believe are not indicative of our core operating performance. We define Adjusted net income as net income (loss) adjusted for amortization of intangible assets and for certain other expenses that we believe are not indicative of our operating performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for a discussion about the limitations of Adjusted EBITDA and Adjusted net income.

The following table presents the reconciliation of net loss to Adjusted EBITDA (non-GAAP financial metric) for the years ended September 30, 2020 and 2019 and the six months ended March 31, 2021 and 2020:

	Year Ended September 30,		Six Months Ended March 31,
	2020	2019	2021	2020
	(in thousands, except percentages)
Net loss	$(32,651)	$(4,868)	$(8,836)	$(990)
Add:
Interest and other expense, net	36,464	29,026	16,633	13,878
(Benefit) for income taxes	(7,297)	(3,479)	(2,250)	(358)
Depreciation and amortization	24,865	25,105	12,655	12,182

EBITDA	21,381	45,784	18,202	24,712
Legal settlement expense(1)	32,441	511	4,701	999
Stock based compensation	942	500	749	295
Merger and acquisition related items(2)	6,220	5,085	2,175	2,849
Organizational realignment costs(3)	2,426	3,002	355	1,278
Strategic initiatives(4)	—	2,559	1,068	—
Inventory write-offs(5)	—	—	4,324	—
IPO readiness(6)	—	—	1,503	—
(Gains) losses on disposals of property, plant, and equipment	(375)	578	298	(106)
Impairment of held for sale assets	873	—	515	—

Adjusted EBITDA	$63,908	$58,019	$33,890	$30,027

Percentage of net sales	20.0%	20.9%	19.0%	19.5%

(1)

Represents settlement expense and legal fees incurred in association with stockholder litigation. See “Note 13 — Capital Stock” to our audited consolidated financial statements included elsewhere in this prospectus and “Note 9 — Capital Stock” to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our legal settlement expense.

(2)

Represents transaction-related costs and expenses associated with the February 13, 2019 acquisition of Nu U and the minority investment by Maze and Snapdragon. For the year ended September 30, 2020 and six months ended March 31, 2021, amount primarily attributable to earn-out payments associated with the Nu U acquisition. For the year ended September 30, 2019 and six months ended March 31, 2020, amount primarily attributable to transaction expenses and earn out payments associated with the Nu U acquisition and transactions expenses associated with the minority investment. These costs are included within “Selling, general and administrative” in the accompanying consolidated statements of operations and comprehensive loss for the years ended September 30, 2020 and 2019 and in the accompanying condensed consolidated statements of comprehensive loss for the six months ended March 31, 2021 and 2020.

(3)

Represents professional fees, severance expense, relocation expense, and executive search costs incurred related to our organizational realignment and geographic consolidation. These costs are included within “Selling, general and administrative” in the accompanying consolidated statements of operations and comprehensive loss for the years ended September 30, 2020 and 2019 and in the accompanying condensed consolidated statements of comprehensive loss for the six months ended March 31, 2021 and 2020.

(4)

Represents professional fees incurred in association with a strategic commercial transformation and certain targeted corporate rebranding and marketing projects. These costs are included within “Selling, general and administrative” in the accompanying consolidated statements of operations and comprehensive loss for the years ended September 30, 2020 and 2019 and in the accompanying condensed consolidated statements of comprehensive loss for the six months ended March 31, 2021 and 2020.

(5)

Represents the write-off of inventory related to discontinued product lines and certain excess inventory as a result of pandemic-related disruptions during the six months ended March 31, 2021. These costs are included within “Cost of sales” in the accompanying condensed consolidated statements of comprehensive loss for the six months ended March 31, 2021.

(6)

Represents professional fees, legal expense, and other expenses incurred in association with our initial public offering. These costs are included within “Selling, general and administrative” in the accompanying condensed consolidated statements of comprehensive loss for the six months ended March 31, 2021.

The following table sets forth a reconciliation of net loss to Adjusted net income (non-GAAP financial metric) for the years ended September 30, 2020 and 2019 and for the six months ended March 31, 2021 and 2020:

	Year Ended September 30,		Six Months Ended March 31,
	2020	2019	2021	2020
	(in thousands, except percentages)
Net loss	$(32,651)	$(4,868)	$(8,836)	$(990)
Amortization of intangible assets	15,043	14,675	7,312	7,556
Legal settlement expense(1)	32,441	511	4,701	999
Stock based compensation	942	500	749	295
Merger and acquisition related items(2)	6,220	5,085	2,175	2,849
Organizational realignment costs(3)	2,426	3,002	355	1,278
Strategic initiatives(4)	—	2,559	1,068	—
Inventory write-offs(5)	—	—	4,324	—
IPO readiness(6)	—	—	1,503	—
(Gains) losses on disposals of property, plant, and equipment	(375)	578	298	(106)
Impairment of held for sale assets	873	—	515	—

Total Adjustments	57,570	26,910	23,000	12,871

Tax effects of adjustments(7)	15,314	7,077	4,669	3,424

Adjusted net income	$9,605	$14,965	$9,495	$8,457

Percentage of net sales	3.0%	5.4%	5.3%	5.5%

(1)

Represents settlement expense and legal fees incurred in association with stockholder litigation. See “Note 13 — Capital Stock” to our audited consolidated financial statements included elsewhere in this prospectus and “Note 9 — Capital Stock” to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our legal settlement expense.

(2)

Represents transaction-related costs and expenses associated with the February 13, 2019 acquisition of Nu U and the minority investment by Maze and Snapdragon. For the year ended September 30, 2020 and six months ended March 31, 2021, amount primarily attributable to earn-out payments associated with the Nu U acquisition. For the year ended September 30, 2019 and six months ended March 31, 2020, amount primarily attributable to transaction expenses and earn out payments associated with the Nu U acquisition and transactions expenses associated with the minority investment. These costs are included within “Selling, general and administrative” in the accompanying consolidated statements of operations and comprehensive loss for the years ended September 30, 2020 and 2019 and in the accompanying condensed consolidated statements of comprehensive loss for the six months ended March 31, 2021 and 2020.

(3)

Represents professional fees, severance expense, relocation expense, and executive search costs incurred related to our organizational realignment and geographic consolidation. These costs are included within “Selling, general and administrative” in the accompanying consolidated statements of operations and comprehensive loss for the years ended September 30, 2020 and 2019 and in the accompanying condensed consolidated statements of comprehensive loss for the six months ended March 31, 2021 and 2020.

(4)

Represents professional fees incurred in association with a strategic commercial transformation and certain targeted corporate rebranding and marketing projects. These costs are included within “Selling, general and administrative” in the accompanying consolidated statements of operations and comprehensive loss for the years ended September 30, 2020 and 2019 and in the accompanying condensed consolidated statements of comprehensive loss for the six months ended March 31, 2021 and 2020.

(5)

Represents the write-off of inventory related to discontinued product lines and certain excess inventory as a result of pandemic-related disruptions during the six months ended March 31, 2021. These costs are included within “Cost of sales” in the accompanying condensed consolidated statements of comprehensive loss for the six months ended March 31, 2021.

(6)

Represents professional fees, legal expense, and other expenses incurred in association with our initial public offering. These costs are included within “Selling, general and administrative” in the accompanying condensed consolidated statements of comprehensive loss for the six months ended March 31, 2021.

(7)	Represents the tax provision or benefit associated with the adjustments above, taking into account the Company’s applicable tax rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis reflects our historical results of operations and financial position and, except as otherwise indicated below, does not give effect to the completion of this offering. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors.” Please also see the section titled “Forward-Looking Statements.”

The following discussion contains references to fiscal years 2020 and 2019, which represents the consolidated financial results for the years ended September 30, 2020 and 2019, and the six month interim period ended March 31, 2021 and 2020. Unless we state otherwise or the context otherwise requires, the terms “we,” “us,” and “our” refer to “Nutrition Topco, LLC.”

Overview

The Better Being Co. is a high-growth whole-body wellness platform that develops, manufactures, markets and distributes trusted and beneficial vitamins, supplements, minerals and personal care products through a portfolio of differentiated brands. We are dedicated to providing innovative and high-quality products to our loyal consumers and compelling value to our global network of retail partners. The strong momentum across our brands is underpinned by durable, secular trends, including an increased consumer focus on health and wellness, the continued shift to online purchasing and the rising importance of self-care and well-being.

We have a long history as a pioneer in health and wellness, providing nourishing and beneficial products to health enthusiasts long before our founding in 1993. Many of our brands, like KAL (founded in 1932) and Solaray (founded in 1973), have a strong heritage with deep consumer trust and credibility built by consistently offering innovative and high quality products. Over time we have continued to put our consumers first by selectively acquiring and building brands in core categories that offer our consumers a comprehensive selection of products to cater to their individual health and wellness needs.

Our core brands include Solaray, KAL, Zhou, Nu U, Heritage Store, Life Flo and Zand Immunity, which together experienced annual average net sales growth of 15.2% from fiscal year 2018 to fiscal year 2020, significantly outpacing the growth of the global vitamins and minerals market. Our core brands have won numerous awards and have been featured in an array of magazines in recent years, and according to SPINS, our Solaray brand is the fastest growing brand among top 5 brands (by dollar sales) across the Vitamins & Supplements and Herbs & Homeopathic departments in the combined Natural Enhanced and Regional & Independent Grocery retail channels in both dollar and growth, and is the #2 dollar share brand, for the 52 weeks ended December 27, 2020. Our portfolio also includes additional brands that offer a broad range of benefits to targeted consumer segments.

For the years ended September 30, 2020 and 2019, our net loss was $32.7 million and $4.9 million, respectively, and $8.8 million and $1.0 million for the six months ended March 31, 2021 and 2020, respectively. For the years ended September 30, 2020 and 2019, our net sales were $319.3 million and $277.5 million, respectively, and $178.6 million and $154.1 million for the six months ended March 31, 2021 and 2020. For the years ended September 30, 2020 and 2019, our Adjusted EBITDA (non-GAAP financial metric) was $63.9 million and $58.0 million, respectively, and our Adjusted net income (non-GAAP financial metric) was $9.6 million and $15.0 million, respectively. For the six months ended March 31, 2021 and 2020, our Adjusted EBITDA (non-GAAP financial metric) was $33.9 million and $30.0 million, respectively, and our Adjusted net income (non-GAAP financial metric) was $9.5 million and $8.5 million, respectively. Adjusted EBITDA and Adjusted net income are supplemental measures that are not calculated and presented in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for a definition of Adjusted EBITDA and Adjusted net income and a reconciliation to its most directly comparable GAAP financial measures.

Impact of COVID-19

The COVID-19 pandemic continues to affect the United States and the rest of the world. Our manufacturing and distribution facilities have remained operational throughout the pandemic with limited and manageable disruption in different areas. We have operated, and continue to operate, under enhanced safety protocols that include additional health and safety measures such as deep cleaning our facilities on a more frequent basis and requiring employees to stay away from work if they are suspected of being exposed to someone who tested positive for COVID-19. We also took specific measures to ensure adequate raw material supply for items impacted by supply chain disruption. We have not experienced significant disruptions in its supply chain related to the COVID-19 pandemic.

The COVID-19 pandemic has resulted in an increase in demand for immunity and wellness products. The COVID-19 pandemic also contributed to an increase in online sales as consumers shifted from shopping in-store to online. The COVID-19 pandemic caused general business disruption worldwide, and has led to certain inefficiencies due to supply chain interruption and increased costs associated with enhanced cleaning protocols and COVID-19 related to employee leave.

Key Factors Affecting Our Performance

Our historical financial performance has been, and we expect our financial performance in the future to be, driven by our ability to:

Maintain a Market-Leading, Trusted Brand Portfolio in Highly Attractive Categories

We believe our financial performance has largely been driven by our portfolio of market-leading and trusted brands in the global wellness economy. Key factors to our brands’ historic and future growth are an increased consumer focus on wellness and self-care, the strength of our products, our portfolio, including immunity products, and our appeal to consumers. Our leading market position in the Natural and Specialty Retail channel, both as a platform and through our differentiated individual brand leadership, has also been a critical component of our success.

Preserve High Customer Loyalty and Repeat Purchase

We believe our consumers seek out and repurchase our products because of the authentic positioning, long-term brand trust, clean labeling and lab-verified premium quality. We have consistently delivered on our brand promise, and we believe this has driven a loyal consumer following and strong repeat purchase rate across our portfolio of brands.

Continue Science-Driven Innovation and Well-Invested, State-of-the-Art Manufacturing Capabilities

We believe a key factor of our financial performance is our track record of consistently delivering new product innovation across our portfolio of brands by leveraging our world-class research and development capabilities combined with our agile, vertically integrated manufacturing infrastructure. An emphasis on quality underscores everything we do, and our differentiated vertically integrated infrastructure enables us to maintain full control over our supply chain. Our global sourcing model ensures consistent supply, even in times of global disruption, by maintaining relationships with a broad set of geographically diverse suppliers.

Produce Compelling Growth and Margin Profile with Strong Free Cash Flow Generation

We have grown our revenue through a combination of organic growth and strategic acquisitions. Our organic growth has been driven by a combination of strong category tailwinds, expanded distribution, acceleration of online penetration and consistent engagement with our consumers. In addition, we have successfully acquired and integrated Zhou and Nu U into our platform, expanding our core brand offering and realizing revenue and cost synergies. Our margin profile, along with disciplined capital expenditures, drive consistently high cash flow generation, providing significant financial flexibility to continue to reinvest in our business and opportunistically pursue value enhancing acquisitions.

Employ Management Team with Deep Industry Experience

Our company is led by a highly accomplished executive team with significant experience in the consumer products industry. Our CEO, Monty Sharma, has over 25 years of experience leading branded consumer packaged goods companies and has extensive experience with wellness brands. Our deep leadership bench has total industry experience of over 800 years at brands such as Nestlé, Pepsi, Coca-Cola, Kraft Heinz, Atkins, Simply Good Foods, Estée Lauder, Clinique and Gucci, and together, our team has demonstrated its ability to enhance growth through active portfolio management, refreshed, refocused marketing initiatives, continuous innovation, expansion into new sales channels and customer relationships and winning with consumer at the point of purchase.

Amplify Brand Awareness to Enhance Consumer Engagement and Reach New Consumers

We believe a key factor to our financial performance is our multi-pronged, brand-specific marketing strategy, which we believe enhances engagement, increases brand awareness and drives repeat purchase. Our marketing strategy is underpinned by disciplined, results-driven ROAS, Customer Acquisition Cost and Customer Lifetime Value metrics. Our core brands each have a dedicated marketing team whose goal is to develop a bespoke strategy that engages existing consumers and drives awareness amongst new consumers. Additionally, our highly curated brand portfolio emphasizes a differentiated positioning and purpose for each of our brands in order to target a unique consumer. Through a consistent focus on ensuring distinctive brand messaging, we seek opportunities to redefine and reinvigorate our existing and acquired brands to appeal to new, targeted consumer segments.

Maintain Omnichannel Presence and Increase Penetration in Priority Channels

We believe another key factor to our financial performance and growth is our established omnichannel presence, which allows us to continue expanding penetration across both our existing and recently entered sales channels.

•	Natural and Specialty Retail Channel. Our strong leadership position in the Natural and Specialty Retail channel positions us well to capture incremental growth.

•

Food, Drug & Mass. FDM makes up 26% of the supplement market but only 4% of our sales during fiscal year 2020, providing a significant opportunity for us to meaningfully expand distribution in the channel. We have recently successfully entered the channel with our Zhou, Heritage Store and Zand Immunity brands. We have also recently made several key hires to continue the momentum we have built in this channel, including a Chief Revenue Officer and several other senior executives with deep experience in the FDM and club channels. We have also augmented our internal team with highly qualified national and account-specific brokers.

•

Online. We have proven success across online platforms, including an established Amazon presence, driving acceleration in digital sales. As the fastest growing channel within vitamins, minerals and supplements, with approximately 25% expected market growth from 2020 through 2022, online presents an opportunity for sustained growth driving incremental sales across our platform of brands.

Expand Footprint Across Key International Markets

We believe a key factor to our future financial performance is the success of our strategy to enter large, fast-growing international markets utilizing a mix of our own salesforce and distribution partnerships. Our strategy for international expansion is focused on five core brands (Solaray, Zhou, Heritage Store, Nu U and KAL), leveraging their heritage, authenticity and strong track record. Our existing international business operates across online and brick and mortar channels, with online contributing 61% of international sales during fiscal year 2020, driving opportunity for long-term omnichannel growth.

•

Existing International Markets. A key factor to our financial performance is the ability to continue selling our brands internationally, including in the United Kingdom, Spain and Romania. We will continue to build relationships with the Natural and Specialty Retail and FDM channels in these markets in order to increase sales.

•

New International Markets. We have a disciplined approach to assessing new international markets for introducing our core brands and determining the optimal local market strategy for reaching consumers. Leveraging our experience in successfully entering key international markets, we plan to continue to selectively expand our footprint in new international markets providing a gateway to new consumers globally.

Drive Innovation to Extend Existing Product Lines and Enter into Adjacent Categories

We believe a key factor to our financial performance is our continued innovation.

•

Further enhance our product assortment. We believe we must continue to optimize our assortment to ensure product relevancy, novelty and differentiation. Our strategy of debuting new products like new gummies under the KAL brand, where we have secured over 1,000 points of distribution within the first four months of launching the products are important for our future.

•

Enter into adjacent categories. We also must leverage our innovation capabilities and existing brand equity to selectively enter into adjacent categories where we believe there are significant growth opportunities. We believe there would be strong consumer acceptance and line expansion opportunities across several of our core brands, including sports nutrition and beauty-from-within for Zhou, allowing us to further expand our total addressable market.

Selectively Pursue Value-Enhancing Acquisitions and Investments

We believe our financial performance depends on our ability to utilize a disciplined approach for evaluating potential opportunities to enhance our product offering and capabilities. We have successfully completed multiple acquisitions, including Nu U, Zhou and Heritage Store, which have added strong, complementary brands to our portfolio. We intend to continue to systematically evaluate our robust pipeline of acquisition opportunities in order to continue enhancing our global brand portfolio and broaden our consumer reach, and to selectively review strategic investment opportunities to build early brand partnerships.

Components of Results of Operations

Net Sales

Net sales represent gross revenues offset by customer rebates, discounts, and returns. We derive revenue from selling nutritional supplements and other natural products under our portfolio of differentiated brands. We sell vitamins, supplements, minerals, and personal care products, directly to, or through domestic and international distributors to, Natural and Specialty retailers, FDM retailers, third-party e-commerce marketplaces, and professionals. We recognize revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 606 – Revenue from contracts with customers. Under ASC 606, we recognize revenue when or as performance obligations are satisfied. See “— Critical Accounting Policies and Estimates — Revenue Recognition.” We review net sales both by brand category and by sales channel, as further discussed below.

Cost of Sales

Cost of sales include direct materials, direct labor, manufacturing overhead expenses, and depreciation expense related to manufacturing assets. Direct material includes cost of raw materials, inbound freight, packaging costs, cost of products purchased from third-party manufacturers, and other costs related to manufacturing. In general, we have historically been able to substantially recover increases in material costs through customer price increases. We expect cost of sales to increase in absolute dollars relative to the growth of the overall business.

Gross Profit

Gross profit, or net sales less cost of sales, has been and will continue to be affected by various factors, including product mix, channel mix and the extent to which we are able to efficiently manage the costs of direct materials, direct labor and overhead expense. We expect gross profit to increase in absolute dollars as we benefit from higher sales volumes and increased absorption of fixed overhead costs.

Operating Expenses

Distribution Expense.     Distribution expense consists of order distribution and fulfillment expenses, including freight out, fulfillment fees paid to e-commerce platforms and other logistics expense. We expect distribution costs to increase in absolute dollars as sales volumes increase.

Selling, general and administrative.    Selling, general and administrative expense consists primarily of marketing and selling expense, research and development expense, stock-based compensation, expense related to corporate support functions, amortization and depreciation expense related to non-manufacturing assets, and other general operating expenses. We expect our selling, general and administrative expense to increase on an absolute dollar basis as we expand our marketing and promotional efforts. See “Business — Marketing” included elsewhere in this prospectus for more information.

Legal settlement expense.     Legal settlement expense consists of settlement payments, interest, and legal fees incurred in association with legal matters. For the years ended September 30, 2020 and 2019 and the six months ended March 31, 2021 and 2020, legal settlement expense is primarily related to the stockholder litigation. See “Note 13 — Capital Stock” to the consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our legal settlement expense.

Amortization of intangible assets.     Amortization of intangible assets consists of amortization of trademarks and trade names, customer relationships, and non-compete agreements acquired in connection with prior acquisitions. Intangible assets are amortized on a straight-line basis over their estimated useful lives which range from two to 17 years. We expect amortization of intangible assets to remain consistent over time.

(Gains) losses on disposals of property, plant and equipment.     (Gains) losses on disposals of property, plant and equipment consist of variances between the selling price of the asset and the net carrying value at the time of sale.

Impairment of held for sale assets.     Impairment of held for sale assets consists of impairment losses associated with the write-down of assets that have been classified as held for sale. If the net carrying value of the assets classified as held for sale is less than fair value net of selling costs, an impairment loss is recognized.

Interest Expense

Interest expense consists primarily of interest payments on outstanding debt under the credit agreement, as well as amortization of deferred financing costs, and commitment fees associated with the unused portion of the revolving line of credit. See “Liquidity and Capital Resources”.

Other Income, net

Other income, net consists primarily of interest income and other income that is not generated through the sale of nutritional supplements and other natural products.

(Benefit) for Income Taxes

(Benefit) for income taxes consists primarily of income taxes related to federal, state and foreign jurisdictions in which we conduct business.

Foreign Currency Translation Adjustment, net of tax

Foreign currency translation adjustment, net of tax consists of foreign currency translation adjustments associated with assets and liabilities held by foreign subsidiaries and branches and income and expense items generated by foreign subsidiaries and branches.

Results of Operations for the Six Months Ended March 31, 2020 and 2021

The following table sets forth our consolidated statement of comprehensive loss for the period indicated:

	Six Months Ended March 31, (unaudited)		Change ($)	Change %
	2021	2020
	(in thousands, except percentages)
Consolidated Statement of Comprehensive Loss:
Net sales	$178,557	$154,094	$24,463	15.9%
Costs of sales	88,574	72,862	15,712	21.6%

Gross profit	89,983	81,232	8,751	10.8%

Operating expenses:
Distribution expense	17,458	14,933	2,525	16.9%
Selling, general and administrative	54,152	45,320	8,832	19.5%
Legal settlement expense	4,701	999	3,702	370.6%
Amortization of intangible assets	7,312	7,556	(244)	-3.2%
Losses (gains) on disposals of property, plant and equipment	298	(106)	404	-381.1%
Impairment of held for sale assets	515	—	515	—

Total operating expenses	84,436	68,702	15,734	22.9%

Income (loss) from operations	5,547	12,530	(6,983)	-55.7%
Interest expense	16,822	13,992	2,830	20.2%
Other income, net	(189)	(114)	(75)	65.8%

Total interest and other expense, net	16,633	13,878	2,755	19.9%

Loss before (benefit) for income taxes	(11,086)	(1,348)	(9,738)	722.4%
(Benefit) for income taxes	(2,250)	(358)	(1,892)	528.5%

Net loss	(8,836)	(990)	(7,846)	792.5%
Other comprehensive income (loss)
Foreign currency translation adjustment, net of tax	1,681	(321)	2,002	623.7%

Comprehensive loss	$(7,155)	$(1,311)	$(5,844)	445.8%

The following table sets forth our consolidated statements of operations and comprehensive loss expressed as a percentage of net sales for the periods indicated:

	Six Months Ended March 31, (unaudited)
	2021	2020
Consolidated Statement of Comprehensive Loss:
Net sales	100.0%	100.0%
Costs of sales	49.6%	47.3%

Gross profit	50.4%	52.7%

Operating expenses:
Distribution expense	9.8%	9.7%
Selling, general and administrative	30.3%	29.4%
Legal settlement expense	2.6%	0.7%
Amortization of intangible assets	4.1%	4.9%
Losses (gains) on disposals of property, plant and equipment	0.2%	-0.1%
Impairment of held for sale assets	0.3%	0.0%

Total operating expenses	47.3%	44.6%

Income from operations	3.1%	8.1%
Interest expense	9.4%	9.1%
Other income, net	-0.1%	-0.1%

Total interest and other expense, net	9.3%	9.0%

Loss before (benefit) for income taxes	-6.2%	-0.9%
(Benefit) for income taxes	-1.3%	-0.2%
Foreign currency translation adjustment, net of tax	0.9%	-0.2%

Comprehensive loss	-4.0%	-0.9%

Results of Operations for the Six Months Ended March 31, 2021 and 2020

Net Sales

Net sales increased $24.5 million or 16% for the six months ended March 31, 2021 compared to the six months ended March 31, 2020. Net sales were favorably impacted by increased buying patterns shifting from in-person to online as well as increased international growth. As noted above, we review net sales both by brand category and by sales channel.

We summarize our brands into two categories: Core Brands and Other Brands. Core Brands include Solaray, KAL, Zhou, Zand Immunity, Nu U, Heritage Store, and Life Flo. Other Brands include all other brands sold by us. The following table summarizes the change in net sales by brand category:

	Six Months Ended March 31, (unaudited)		Change ($)	Change (%)
	2021	2020
	(in thousands, except percentages)
Brand Category
Core Brands	$143,013	$118,655	$24,358	20.5%
Other Brands	35,544	35,439	105	0.3%

Net Sales	$178,557	$154,094	$24,463	15.9%

Core Brands have grown from 77% of net sales for the six months ended March 31, 2020 to 80% for the six months ended March 31, 2021. We continue to focus sales and marketing efforts on the growth of our Core Brands across channels. Net sales for our Core Brands grew 21% from six months ended March 31, 2020 to 2021. This growth was driven by focused sales and marketing efforts associated with our flagship vitamin and supplement brands such as Solaray and KAL, as well as increase in demand for our immunity brands such as Zand Immunity.

We summarize our sales channels into five categories: Natural and Specialty Retail; Online; International—Retail; Food, Drug & Mass Retailers (“FDM”); and Other. The following table summarizes the change in net sales by sales channel:

	Six Months Ended March 31, (unaudited)
	2021	2020	Change ($)	Change (%)
	(in thousands, except percentages)
Sales Channel
Natural and Specialty Retail	$59,302	$60,160	$(858)	-1.4%
Online	82,130	67,025	15,105	22.5%
International – Retail	23,416	16,101	7,315	45.4%
FDM	5,614	6,106	(492)	-8.1%
Other	8,095	4,702	3,393	72.2%

Net Sales	$178,557	$154,094	$24,463	15.9%

By sales channel, net sales through the Natural and Specialty Retail channel decreased $0.9 million or 1%, net sales through the Online channel increased $15.1 million or 23%, net sales through the International-Retail channel increased $7.3 million or 45%, net sales through the FDM sales channel decreased $0.5 million or 8%, and net sales through the Other channel increased $3.4 million or 72%. The continued increase in demand for our Core Brands generated an increase in net sales across all channels. The Online sales channel, both domestically and internationally, benefited as customer buying patterns continue to shift from in-person retail to online. This trend was amplified by COVID-19 driven retail shutdowns worldwide that began in the second quarter of calendar year 2020. International—Retail sales were favorably impacted by increased sales and marketing efforts driven by a new fully dedicated international management team. Net sales in the Other sales channel increased primarily due to the reopening of private health practitioner establishments and a decrease in the overall expected allowance on uncollectible receivables.

Cost of Sales

	Six Months Ended March 31, (unaudited)
	2021	2020	$ Change	% Change
	(in thousands, except percentages)
Cost of Sales	$88,574	$72,862	$15,712	21.6%

Cost of sales increased $15.7 million or 22% for six months ended March 31, 2021 compared to the six months ended March 31, 2020. Cost of sales increased primarily due to an increase from direct materials, direct labor and additional overhead incurred in correlation with the increase in net sales and certain COVID-19 pandemic related incremental expenses.

Gross Profit

	Six Months Ended March 31, (unaudited)		$ Change	% Change
	2021	2020
	(in thousands, except percentages)
Gross Profit	$89,983	$81,232	$8,751	10.8%

Gross profit increased $8.8 million or 11% due to increased net sales proportionately offset by cost of sales. See “Net Sales” and “Cost of Sales” above for further details.

Operating Expenses

	Six Months Ended March 31, (unaudited)		$ Change	% Change
	2021	2020
	(in thousands, except percentages)
Operating expenses:
Distribution expense	$17,458	$14,933	$2,525	16.9%
Selling, general and administrative	54,152	45,320	8,832	19.5%
Legal settlement expense	4,701	999	3,702	370.6%
Amortization of intangible assets	7,312	7,556	(244)	-3.2%
(Gains) losses on disposals of property, plant and equipment	298	(106)	404	-381.1%
Impairment of held for sale assets	515	—	515	—

Total operating expenses	$84,436	$68,702	$15,734	22.9%

Distribution expense.     Distribution expense increased $2.5 million or 17% for six months ended March 31, 2021 versus the six months ended March 31, 2020 primarily as a result of the overall increase in sales volumes across all channels, which increased labor expenses and other associated fulfillment expenses.

Selling, general and administrative.     Selling, general and administrative expenses increased $8.8 million or 20% for the six months ended March 31, 2021 compared to the six months ended March 31, 2020. The increase in selling, general and administrative expenses was primarily driven by increases of $2.7 million of salaries, wages, and commissions associated with an increase in head-count driven by corporate growth, $2.7 million in consulting expenses related to strategic initiatives, $1.5 million in marketing expenses, and $1.0 million in professional services.

Legal settlement expense.     The $3.7 million increase in legal settlement expense for the six-month period ended March 31, 2021 versus the six months ended March 31, 2020 was primarily attributable to settlement expense and legal fees associated with the stockholder litigation. See “Note 13 — Capital Stock” to our audited consolidated financial statements included elsewhere in this prospectus and “Note 9 — Capital Stock” to our unaudited consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our legal settlement expense.

Amortization of intangible assets.     Amortization of intangible assets decreased $0.2 million or 3% for the six-month period ended March 31, 2021 compared to the six-month period ended March 31, 2020.

(Gains) losses on disposals of property, plant and equipment.     We recorded a loss of $0.3 million and a gain of $0.1 million related to the sale of property, plant and equipment for the six-month periods ended March 31, 2021 and 2020, respectively.

Impairment of held for sale assets.     We recorded an $0.5 million impairment of held for sale assets for the six months ended March 31, 2021, in connection with the manufacturing facility in Tulsa, Oklahoma.

Interest Expense

	Six Months Ended March 31, (unaudited)
	2021	2020	$ Change	% Change
	(in thousands, except percentages)
Interest expense	$16,822	$13,992	$2,830	20.2%

Interest expense increased $2.8 million or 20% for six months ended March 31, 2021 compared to the six months ended March 31, 2020. The increase was primarily driven by an increase in outstanding debt related to refinancing of long-term debt. See “Liquidity and Capital Resources.”

Other Income, net

	Six Months Ended March 31, (unaudited)
	2020	2019	$ Change	% Change
	(in thousands, except percentages)
Other income, net	$(189)	$(114)	$(75)	65.8%

Other income, net was $(0.2) million and $(0.1) million for the six months ended March 31, 2021 and for the six months ended March 31, 2020, respectively.

(Benefit) for Income Taxes

	Six Months Ended March 31, (unaudited)
	2021	2020	$ Change	% Change
	(in thousands, except percentages)
(Benefit) for income taxes	$(2,250)	$(358)	$1,892	528.5%

(Benefit) for income taxes was $(2.3) million and $(0.4) million for the six months ended March 31, 2021 and for the six months ended March 31, 2020, respectively. The increase in (Benefit) for income taxes was primarily attributed to the increase in loss before income taxes.

Foreign Currency Translation Adjustment, net of tax

	Six Months Ended March 31, (unaudited)
	2021	2020	$ Change	% Change
	(in thousands, except percentages)
Foreign currency translation adjustment, net of tax	$1,681	$(321)	$2,002	-623.7%

Foreign currency translation adjustment net of tax increased to a gain of $1.7 million for the six-month period ended March 31, 2021 from a loss of $0.3 million the six-month period ended March 31, 2020. The gain was primarily driven by the strengthening U.S. dollar relative to the Norwegian krone and British pound currencies of the Company’s foreign subsidiaries and branches.

Non-GAAP Measures

In addition to our GAAP financial information, we review a number of operating and financial metrics, including Adjusted EBITDA and Adjusted net income, to evaluate our business, measure performance, identify trends affecting business, formulate business plans, and make strategic decisions. We believe Adjusted EBITDA and Adjusted net income provides additional perspective and insights when analyzing core operating performance from period to period and evaluating trends in historical operating results. These key metrics and non-GAAP measures should not be considered superior to, or a substitute for, and should be read in conjunction with, the GAAP financial information presented herein. These measures may not be comparable to similarly-titled performance indicators used by other companies.

We define “Adjusted EBITDA” as earnings before net interest and other expense (income), taxes, depreciation, amortization, and long-lived asset, goodwill and intangible asset impairments, and certain other expenses that we believe are not indicative of our core operating performance. We define “Adjusted net income” as net income (loss) adjusted for amortization of intangible assets and for certain other expenses that we believe are not indicative of our operating performance. Both Adjusted EBITDA and Adjusted net income have some inherent limitations in measuring operating performance due to the exclusion of certain financial elements and are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. Furthermore, Adjusted EBITDA and Adjusted net income are not intended to be a substitute for cash flows from operating activities, as a measure of liquidity or an alternative to net income in determining operating performance in accordance with United States generally accepted accounting principles.

We present these metrics because we believe they are a useful indicator of our operating performance. We believe Adjusted EBITDA (non-GAAP financial metric) and Adjusted net income are commonly used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours.

The following table sets forth a reconciliation of net loss to Adjusted EBITDA for each period included herein:

	Six Months Ended March 31,
	2021	2020
	(in thousands, except percentages)
Net loss	$(8,836)	$(990)
Add:
Interest and other expense, net	16,633	13,878
(Benefit) for income taxes	(2,250)	(358)
Depreciation and amortization	12,655	12,182

EBITDA	18,202	24,712
Legal settlement expense(1)	4,701	999
Stock based compensation	749	295
Merger and acquisition related items(2)	2,175	2,849
Organizational realignment costs(3)	355	1,278
Strategic initiatives(4)	1,068
Inventory write-offs(5)	4,324	—
IPO Readiness(6)	1,503	—
(Gains) losses on disposals of property, plant, and equipment	298	(106)
Impairment of held for sale assets	515	—

Adjusted EBITDA	$33,890	$30,027

Percentage of net sales	19.0%	19.5%

(1)

Represents settlement expense and legal fees incurred in association with stockholder litigation. See “Note 9 — Capital Stock” to the unaudited condensed consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our legal settlement expense.

(2)

Represents transaction-related costs and expenses associated with the acquisition of Nu U. For six months ended March 31, 2021 and 2020, amount primarily attributable to earn-out payments associated with the Nu U acquisition. These costs are included within “Selling, general and administrative” in the accompanying condensed consolidated statements of operations and comprehensive loss for the six months ended March 31, 2021 and 2020.

(3)

Represents professional fees, severance expense, relocation expense, and executive search costs incurred related to our organizational realignment and geographic consolidation. These costs are included within “Selling, general and administrative” in the accompanying condensed consolidated statements of operations and comprehensive loss for the six months ended March 31, 2021 and 2020.

(4)

Represents professional fees incurred in association with certain targeted marketing projects. These costs are included within “Selling, general and administrative” in the accompanying condensed consolidated statements of operations and comprehensive loss for the six months ended March 31, 2021 and 2020.

(5)

Represents the write-off of inventory related to discontinued product lines and certain excess inventory as a result of pandemic-related disruptions during the six months ended March 31, 2021. These costs are included within “Cost of sales” in the accompanying condensed consolidated statements of comprehensive loss for the six months ended March 31, 2021.

(6)

Represents professional fees, legal expense, and other expenses incurred in association with our initial public offering. These costs are included within “Selling, general and administrative” in the accompanying condensed consolidated statements of comprehensive loss for the six months ended March 31, 2021.

The following table sets forth a reconciliation of net loss to Adjusted net income for each period included herein:

	Six Months Ended March 31,
	2021	2020
	(in thousands, except percentages)
Net loss	$(8,836)	$(990)
Amortization of intangible assets	7,312	7,556
Legal settlement expense(1)	4,701	999
Stock based compensation	749	295
Merger and acquisition related items(2)	2,175	2,849
Organizational realignment costs(3)	355	1,278
Strategic initiatives(4)	1,068	—
Inventory write-offs(5)	4,324	—
IPO readiness(6)	1,503	—
(Gains) losses on disposals of property, plant, and equipment	298	(106)
Impairment of held for sale assets	515	—

Total Adjustments	23,000	12,871

Tax effects of adjustment(7)	4,669	3,424

Adjusted net income	$9,495	$8,457

Percentage of net sales	5.3%	5.5%

(1)

See Represents settlement expense and legal fees incurred in association with stockholder litigation. See “Note 9 — Capital Stock” to the unaudited condensed consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our legal settlement expense.

(2)

Represents transaction-related costs and expenses associated with the acquisition of Nu U. For six months ended March 31, 2021 and 2020, amount primarily attributable to earn-out payments associated with the Nu U acquisition. These costs are included within “Selling, general and administrative” in the accompanying condensed consolidated statements of operations and comprehensive loss for the six months ended March 31, 2021 and 2020.

(3)

Represents professional fees, severance expense, relocation expense, and executive search costs incurred related to our organizational realignment and geographic consolidation. These costs are included within “Selling, general and administrative” in the accompanying condensed consolidated statements of operations and comprehensive loss for the six months ended March 31, 2021 and 2020.

(4)

Represents professional fees incurred in association with certain targeted marketing projects. These costs are included within “Selling, general and administrative” in the accompanying condensed consolidated statements of operations and comprehensive loss for the six months ended March 31, 2021 and 2020.

(5)

Represents the write-off of inventory related to discontinued product lines and certain excess inventory as a result of pandemic-related disruptions during the six months ended March 31, 2021. These costs are included within “Cost of sales” in the accompanying condensed consolidated statements of comprehensive loss for the six months ended March 31, 2021.

(6)

Represents professional fees, legal expense, and other expenses incurred in association with our initial public offering. These costs are included within “Selling, general and administrative” in the accompanying condensed consolidated statements of comprehensive loss for the six months ended March 31, 2021.

(7)	Represents the tax provision or benefit associated with the adjustments above, taking into account the Company’s applicable tax rates.

Results of Operations for the Years Ended September 30, 2020 and 2019

The following table sets forth our consolidated statement of comprehensive loss for the period indicated:

	Year Ended September 30,		Change ($)	Change %
	2020	2019
	(in thousands, except percentages)
Consolidated Statement of Comprehensive Loss:
Net sales	$319,310	$277,514	$41,796	15.1%
Cost of sales	151,401	131,683	19,718	15.0%

Gross Profit	167,909	145,831	22,078	15.1%

Operating expenses:
Distribution expense	31,444	30,155	1,289	4.3%
Selling, general and administrative	91,967	79,233	12,734	16.1%
Legal settlement expense	32,441	511	31,930	—
Amortization of intangible assets	15,043	14,675	368	2.5%
(Gains) losses on disposals of property, plant and equipment	(375)	578	(953)	-164.9%
Impairment of held for sale assets	873	—	873	—

Total operating expenses	171,393	125,152	46,241	36.9%

(Loss) Income from operations	(3,484)	20,679	(24,163)	-116.8%
Interest expense	36,629	30,024	6,605	22.0%
Other income, net	(165)	(998)	(833)	-83.5%

Total interest and other expense, net	36,464	29,026	7,438	25.6%

Loss before (benefit) for income taxes	(39,948)	(8,347)	(31,601)	-378.6%
(Benefit) for income taxes	(7,297)	(3,479)	(3,818)	109.7%

Net loss	(32,651)	(4,868)	(27,783)	570.7%
Other comprehensive income (loss)
Foreign currency translation adjustment, net of tax	732	(792)	1,524	-192.4%

Comprehensive loss	$(31,919)	$(5,660)	$(26,259)	463.9%

The following table sets forth our consolidated statements of operations and comprehensive loss expressed as a percentage of net sales for the periods indicated:

	Year Ended September 30,
	2020	2019
Consolidated Statement of Comprehensive Loss:
Net sales	100.0%	100.0%
Costs of sales	47.4%	47.5%

Gross Profit	52.6%	52.5%

Operating expenses:
Distribution expense	9.8%	10.9%
Selling, general and administrative	28.8%	28.6%
Legal settlement expense	10.2%	0.2%
Amortization of intangible assets	4.7%	5.3%
(Gains) losses on disposals of property, plant and equipment	-0.1%	0.2%
Impairment of held for sale assets	0.3%	0.0%

Total operating expenses	53.7%	45.1%

Income from operations	-1.1%	7.5%

Interest expense	11.5%	10.8%
Other income, net	-0.1%	-0.4%

Total interest and other expense, net	11.4%	10.5%

Loss before (benefit) for income taxes	-12.5%	-3.0%
(Benefit) for income taxes	-2.3%	-1.3%
Foreign currency translation adjustment, net of tax	0.2%	-0.3%

Comprehensive loss	-10.0%	-2.0%

Results of Operations for the Years Ended September 30, 2020 and 2019

Net Sales

Net sales increased $41.8 million or 15% for the year ended September 30, 2020 compared to the year ended September 30, 2019. Net sales were favorably impacted by increased demand for our high quality immunity and wellness products during the year. As noted above, we review net sales both by brand category and by sales channel.

We summarize our brands into two categories: Core Brands and Other Brands. Core Brands include Solaray, KAL, Zhou, Zand Immunity, Nu U, Heritage Store, and Life Flo. Other Brands include all other brands sold by us. The following table summarizes the change in net sales by brand category:

	Year Ended September 30,		Change ($)	Change (%)
	2020	2019
	(in thousands, except percentages)
Brand Category
Core Brands	$248,641	$205,727	$42,914	20.9%
Other Brands	70,669	71,787	(1,118)	-1.6%

Net Sales	$319,310	$277,514	$41,796	15.1%

Core Brands have grown from 74% of net sales for the year ended September 30, 2019 to 78% for the year ended September 30, 2020. We continue to focus sales and marketing efforts on the growth of our Core Brands across channels. Net sales for our Core Brands grew 21% from fiscal year 2019 to 2020. This growth was driven by focused sales and marketing efforts associated with our flagship vitamin and supplement brands such as Solaray and KAL, as well as increase in demand for our immunity brands such as Zand Immunity. We also benefited from a full year of net sales from our Nu U brand, which was acquired in February 2019.

We summarize our sales channels into five categories: Natural and Specialty Retail; Online; International—Retail; Food, Drug & Mass Retailers (“FDM”); and Other. The following table summarizes the change in net sales by sales channel:

	Years Ended September 30,		Change ($)	Change (%)
	2020	2019
	(in thousands, except percentages)
Sales Channel
Natural and Specialty Retail	$122,347	$109,689	$12,658	11.5%
Online	139,603	110,545	29,058	26.3%
International – Retail	36,148	31,814	4,334	13.6%
FDM	12,301	11,366	935	8.2%
Other	8,911	14,100	(5,189)	-36.8%

Net Sales	$319,310	$277,514	$41,796	15.1%

By sales channel, net sales through the Natural and Specialty Retail channel increased $12.7 million or 12%, net sales through the Online channel increased $29.1 million or 26%, net sales through the International-Retail channel increased $4.3 million or 14%, net sales through the FDM sales channel increased $0.9 million or 8%, and net sales through the Other channel decreased $5.2 million or 37%. As noted above, the increased demand for our Core Brands generated an increase in net sales across all channels. The Online sales channel, both domestically and internationally, benefited as customer buying patterns continue to shift from in-person retail to online. This trend was amplified by COVID-19 driven retail shutdowns worldwide. The Online sales channel was also favorably impacted year-over-year due to a full year of net sales from the acquisition of Nu U in February 2019. Net sales in the Other sales channel decreased primarily due to the impact of COVID-19 related closures of private health practitioner establishments.

Cost of Sales

	Year Ended September 30,		$ Change	% Change
	2020	2019
	(in thousands, except percentages)
Cost of Sales	$151,401	$131,683	$19,718	15.0%

Cost of sales increased $19.7 million or 15% for fiscal year 2020 compared to fiscal year 2019. Cost of sales increased primarily due to an increase from direct materials, direct labor and additional overhead incurred in correlation with the increase in net sales and certain COVID-19 pandemic related incremental expenses.

Gross Profit

	Year Ended September 30,		$ Change	% Change
	2020	2019
	(in thousands, except percentages)
Gross Profit	$167,909	$145,831	$22,078	15.1%

Gross profit increased $22.1 million or 15% due to increased net sales proportionately offset by cost of sales. See “Net Sales” and “Cost of Sales” above for further details.

Operating Expenses

	Year Ended September 30,		$ Change	% Change
	2020	2019
	(in thousands, except percentages)
Operating expenses:
Distribution expense	$31,444	$30,155	$1,289	4.3%
Selling, general and administrative	91,967	79,233	12,734	16.1%
Legal settlement expense	32,441	511	31,930	—
Amortization of intangible assets	15,043	14,675	368	2.5%
(Gains) losses on disposals of property, plant and equipment	(375)	578	(953)	-164.9%
Impairment of held for sale assets	873	—	873	—

Total operating expenses	$171,393	$125,152	$46,241	36.9%

Distribution expense.     Distribution expense increased $1.3 million or 4% for fiscal year 2020 versus fiscal year 2019 primarily as a result of the overall increase in sales volumes across all channels, which increased labor expenses and other associated fulfillment expenses by $1.8 million, partially offset by other distribution costs.

Selling, general and administrative.     Selling, general and administrative expenses increased $12.7 million or 16% for fiscal year 2020 compared to fiscal year 2019. The increase in selling, general and administrative expenses was primarily driven by increases of $4.4 million in marketing expenses, $3.8 million in performance-based compensation expense, $3.4 million in expense associated with Nu U acquisition earn-out payments, and $2.6 million in salaries, wages, and commissions associated with an increase in head-count driven by corporate growth. The increase was partially offset by a decrease of $2.4 million in spend on strategic initiatives.

Legal settlement expense.     The $31.9 million increase in legal settlement expense for fiscal year 2020 versus fiscal year 2019 was primarily attributable to settlement expense and legal fees associated with the stockholder litigation. See “Note 13 — Capital Stock” to the consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our legal settlement expense.

Amortization of intangible assets.     Amortization of intangible assets increased $0.4 million or 3% for fiscal year 2020 compared to fiscal year 2019. This increase was driven by the incremental amortization associated with the intangibles acquired in the Nu U acquisition.

(Gains) losses on disposals of property, plant and equipment.     We recorded a gain of $0.4 million and a loss of $0.6 million related to the sale of property, plant and equipment for fiscal year 2020 and fiscal year 2019, respectively.

Impairment of held for sale assets.     We recorded an $0.9 million impairment of held for sale assets for fiscal year 2020 in connection with the manufacturing facility in Tulsa, Oklahoma and the office building in Park City, Utah that were classified as held for sale as of September 30, 2020.

Interest Expense

	Year Ended September 30,		$ Change	% Change
	2020	2019
	(in thousands, except percentages)
Interest expense	$36,629	$30,024	$6,605	22.0%

Interest expense increased $6.6 million or 22% for fiscal year 2020 compared to fiscal year 2019. The increase was primarily driven by the write-off of $6.1 million in capitalized deferred financing fees related to our prior debt that were expensed in connection with our debt refinancing. See “Liquidity and Capital Resources.”

Other Income, net

	Year Ended September 30,		$ Change	% Change
	2020	2019
	(in thousands, except percentages)
Other income, net	$(165)	$(998)	$(833)	-83.5%

Other income, net was $(0.2) million and $(1.0) million for fiscal year 2020 and 2019, respectively. Other income for fiscal year 2019 was primarily attributable to a gain on legal settlement of $0.9 million.

(Benefit) for Income Taxes

	Year Ended September 30,		$ Change	% Change
	2020	2019
	(in thousands, except percentages)
(Benefit) for income taxes	$(7,297)	$(3,479)	$(3,818)	-109.7%

(Benefit) for income taxes was $(7.3) million and $(3.5) million for fiscal years 2020 and 2019, respectively.

Foreign Currency Translation Adjustment, net of tax

	Year Ended September 30,		$ Change	% Change
	2020	2019
	(in thousands, except percentages)
Foreign currency translation adjustment, net of tax	$732	$(792)	$1,524	192.4%

Foreign currency translation adjustment net of tax increased to a gain of $0.7 million for fiscal year 2020 from a loss of $0.8 million for fiscal year 2019. The gain was primarily driven by the strengthening U.S. dollar relative to the Norwegian krone and British pound currencies of the Company’s foreign subsidiaries and branches.

Non-GAAP Measures

In addition to our GAAP financial information, we review a number of operating and financial metrics, including Adjusted EBITDA and Adjusted net income, to evaluate our business, measure performance, identify trends affecting business, formulate business plans, and make strategic decisions. We believe Adjusted EBITDA and Adjusted net income provides additional perspective and insights when analyzing core operating performance from period to period and evaluating trends in historical operating results. These key metrics and non-GAAP measures should not be considered superior to, or a substitute for, and should be read in conjunction with, the GAAP financial information presented herein. These measures may not be comparable to similarly-titled performance indicators used by other companies.

We define “Adjusted EBITDA” as earnings before net interest and other expense (income), taxes, depreciation, amortization, and long-lived asset, goodwill and intangible asset impairments, and certain other expenses that we believe are not indicative of our core operating performance. We define “Adjusted net income” as net income (loss) adjusted for amortization of intangible assets and for certain other expenses that we believe are not indicative of our operating performance. Both Adjusted EBITDA and Adjusted net income have some inherent limitations in measuring operating performance due to the exclusion of certain financial elements and are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. Furthermore, Adjusted EBITDA and Adjusted net income are not intended to be a substitute for cash flows from operating activities, as a measure of liquidity or an alternative to net income in determining operating performance in accordance with United States generally accepted accounting principles.

We present these metrics because we believe they are a useful indicator of our operating performance. We believe Adjusted EBITDA and Adjusted net income are commonly used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours.

The following table sets forth a reconciliation of net loss to Adjusted EBITDA for each period included herein:

	Year Ended September 30,
	2020	2019
	(in thousands, except percentages)
Net loss	$(32,651)	$(4,868)
Add:
Interest and other expense, net	36,464	29,026
(Benefit) for income taxes	(7,297)	(3,479)
Depreciation and amortization	24,865	25,105

EBITDA	21,381	45,784
Legal settlement expense(1)	32,441	511
Stock based compensation	942	500
Merger and acquisition related items(2)	6,220	5,085
Organizational realignment costs(3)	2,426	3,002
Strategic initiatives(4)	—	2,559
(Gains) losses on disposals of property, plant, and equipment	(375)	578
Impairment of held for sale assets	873	—

Adjusted EBITDA	$63,908	$58,019

Percentage of net sales	20.0%	20.9%

(1)

Represents settlement expense and legal fees incurred in association with stockholder litigation. See “Note 13 — Capital Stock” to the audited consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our legal settlement expense.

(2)

Represents transaction-related costs and expenses associated with the acquisition of Nu U and the minority investment by Maze and Snapdragon. For fiscal year 2020, amount primarily attributable to earn-out payments associated with the Nu U acquisition. For fiscal year 2019, amount primarily attributable to transaction expenses and earn out payments associated with the Nu U acquisition and transactions expenses associated with the minority investment. These costs are included within “Selling, general and administrative” in the accompanying consolidated statements of operations and comprehensive loss for the years ended September 30, 2020 and 2019.

(3)

Represents professional fees, severance expense, relocation expense, and executive search costs incurred related to our organizational realignment and geographic consolidation. These costs are included within “Selling, general and administrative” in the accompanying consolidated statements of operations and comprehensive loss for the years ended September 30, 2020 and 2019.

(4)

Represents professional fees incurred in association with a strategic commercial transformation and certain targeted corporate rebranding and marketing projects. These costs are included within “Selling, general and administrative” in the accompanying consolidated statements of operations and comprehensive loss for the years ended September 30, 2020 and 2019.

The following table sets forth a reconciliation of net loss to Adjusted net income for each period included herein:

	Year Ended September 30,
	2020	2019
	(in thousands, except percentages)
Net loss	$(32,651)	$(4,868)
Amortization of intangible assets	15,043	14,675
Legal settlement expense(1)	32,441	511
Stock based compensation	942	500
Merger and acquisition related items(2)	6,220	5,085
Organizational realignment costs(3)	2,426	3,002
Strategic initiatives(4)	—	2,559
(Gains) losses on disposals of property, plant, and equipment	(375)	578
Impairment of held for sale assets	873	—

Total Adjustments	57,570	26,910

Tax effects of adjustment(5)	15,314	7,077

Adjusted net income	$9,605	$14,965

Percentage of net sales	3.0%	5.4%

(1)

See Represents settlement expense and legal fees incurred in association with stockholder litigation. See “Note 13 — Capital Stock” to the audited consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our legal settlement expense.

(2)

Represents transaction-related costs and expenses associated with the acquisition of Nu U and the minority investment by Maze and Snapdragon. For fiscal year 2020, amount primarily attributable to earn-out payments associated with the Nu U acquisition. For fiscal year 2019, amount primarily attributable to transaction expenses and earn out payments associated with the Nu U acquisition and transactions expenses associated with the minority investment. These costs are included within “Selling, general and administrative” in the accompanying consolidated statements of operations and comprehensive loss for the years ended September 30, 2020 and 2019.
(3)

Represents professional fees, severance expense, relocation expense, and executive search costs incurred related to our organizational realignment and geographic consolidation. These costs are included within “Selling, general and administrative” in the accompanying consolidated statements of operations and comprehensive loss for the years ended September 30, 2020 and 2019.

(4)

Represents professional fees incurred in association with a strategic commercial transformation and certain targeted corporate rebranding and marketing projects. These costs are included within “Selling, general and administrative” in the accompanying consolidated statements of operations and comprehensive loss for the years ended September 30, 2020 and 2019.

(5)	Represents the tax provision or benefit associated with the adjustments above, taking into account the Company’s applicable tax rates.

Unaudited Quarterly Results of Operations

The following tables set forth our historical quarterly results of operations for each of the last eight quarters. This unaudited quarterly information (other than Adjusted EBITDA and Adjusted Net Income) has been prepared on the same basis as our annual audited financial statements appearing elsewhere in this prospectus, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to fairly state the financial information for the fiscal quarters presented. This information should be read in conjunction with the audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	For the three-months ended
	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,
(in thousands of dollars)	2021	2020	2020	2020	2020	2019	2019	2019
Net sales	$89,337	$89,220	$76,799	$88,417	$82,144	$71,950	$67,246	$74,860
Cost of sales	45,948	42,626	37,692	40,847	39,720	33,142	31,314	34,215

Gross profit	43,389	46,594	39,107	47,570	42,424	38,808	35,932	40,645
Operating expenses
Distribution expense	8,761	8,697	7,416	9,095	7,750	7,183	7,911	8,377
Selling, general and administrative	26,695	27,457	24,139	22,508	23,712	21,608	20,233	19,462
Legal settlement	1,632	3,069	13,188	18,254	353	646	67	55
Amortization of intangible assets	3,661	3,651	3,720	3,767	3,777	3,779	3,704	3,863
Losses (gains) on disposals of property, plant and equipment	298	—	—	(269)	8	(114)	22	—
Impairment of held for sale assets	515	—	873	—	—	—	—	—

Total operating expenses	41,562	42,874	49,336	53,355	35,600	33,102	31,937	31,757
Income (loss) from operations	1,827	3,720	(10,229)	(5,785)	6,824	5,706	3,995	8,888
Interest expense	8,341	8,481	16,329	6,308	6,912	7,080	7,335	7,627
Other income, net	(154)	(35)	(30)	(21)	(87)	(27)	(871)	(7)

Total interest and other income, net	8,187	8,446	16,299	6,287	6,825	7,053	6,464	7,620

(Loss) income before provision (benefit) for income taxes	(6,360)	(4,726)	(26,528)	(12,072)	(1)	(1,347)	(2,469)	1,268
Provision (benefit) for income taxes	(1,291)	(959)	(3,731)	(3,208)	(2)	(356)	(1,608)	364

Net (loss) income	(5,069)	(3,767)	(22,797)	(8,864)	1	(991)	(861)	904
Other comprehensive (loss) income
Foreign currency translation adjustment, net of tax	454	1,227	865	188	(1,290)	969	(638)	(184)

Comprehensive (loss) income	$(4,615)	$(2,540)	$(21,932)	$(8,676)	$(1,289)	$(22)	$(1,499)	$720

The following table sets forth a reconciliation of net (loss) income to Adjusted EBITDA for each period included herein:

	For the three-months ended
	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,
(in thousands of dollars)	2021	2020	2020	2020	2020	2019	2019	2019
Net (loss) income	$(5,069)	$(3,767)	$(22,797)	$(8,864)	$1	$(991)	$(861)	$904
Add:
Interest and other expense, net	8,187	8,446	16,299	6,287	6,825	7,053	6,464	7,620
Provision (benefit) for income taxes	(1,291)	(959)	(3,731)	(3,208)	(2)	(356)	(1,608)	364
Depreciation and amortization	6,405	6,250	6,436	6,247	6,150	6,032	6,281	6,560

EBITDA	8,232	9,970	(3,793)	462	12,974	11,738	10,276	15,448
Legal settlement expense(1)	1,632	3,069	13,188	18,254	353	646	67	55
Stock based compensation	374	375	352	295	154	141	132	123
Merger and acquisition related items(2)	710	1,465	1,668	1,703	1,323	1,526	2,289	681
Organizational realignment costs(3)	165	190	729	419	1,003	275	555	796
Strategic initiatives(4)	403	665	—	—	—	—	200	606
Inventory write-offs(5)	4,324	—	—	—	—	—	—	—
IPO readiness(6)	1,478	25	—	—	—	—	—	—
(Gains) losses on disposals of property, plant, and equipment	298	—	—	(269)	8	(114)	22	—
Impairment of held for sale assets	515	—	873	—	—	—	—	—

Adjusted EBITDA	$18,131	$15,759	$13,017	$20,864	$15,815	$14,212	$13,541	$17,709

Percentage of net sales	20.3%	17.7%	16.9%	23.6%	19.3%	19.8%	20.1%	23.7%

(1)

Represents settlement expense and legal fees incurred in association with stockholder litigation. See “Note 9 — Capital Stock” to the unaudited condensed consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our legal settlement expense.

(2)

Represents transaction-related costs and expenses associated with the acquisition of Nu U. See “Note 3 — Acquisitions” to the audited consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our acquisition of Nu U.

(3)	Represents professional fees, severance expense, relocation expense, and executive search costs incurred related to our organizational realignment and geographic consolidation.
(4)	Represents professional fees incurred in association with certain targeted marketing projects.
(5)	Represents the write-off of inventory related to discontinued product lines and certain excess inventory as a result of pandemic-related disruptions during the three months ended March 31, 2021.
(6)	Represents professional fees, legal expense, and other expenses incurred in association with our initial public offering.

The following table sets forth a reconciliation of net (loss) income to Adjusted net income for each period included herein:

	For the three-months ended
	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,
(in thousands of dollars)	2021	2020	2020	2020	2020	2019	2019	2019
Net (loss) income	$(5,069)	$(3,767)	$(22,797)	$(8,864)	$1	$(991)	$(861)	$904
Amortization of intangible assets	3,661	3,651	3,720	3,767	3,777	3,779	3,704	3,863
Legal settlement expense(1)	1,632	3,069	13,188	18,254	353	646	67	55
Stock based compensation	374	375	352	295	154	141	132	123
Merger and acquisition related items(2)	710	1,465	1,668	1,703	1,323	1,526	2,289	681
Organizational realignment costs(3)	165	190	729	419	1,003	275	555	796
Strategic initiatives(4)	403	665	—	—	—	—	200	606
Inventory write-offs(5)	4,324	—	—	—	—	—	—	—
IPO readiness(6)	1,478	25	—	—	—	—	—	—
(Gains) losses on disposals of property, plant, and equipment	298	—	—	(269)	8	(114)	22	—
Impairment of held for sale assets	515	—	873	—	—	—	—	—

Total adjustments	13,560	9,440	20,530	24,169	6,618	6,253	6,969	6,124
Tax effects of adjustments(7)	2,753	1,916	5,461	6,429	1,760	1,663	1,833	1,611

Adjusted net income (loss)	$5,738	$3,757	$(7,728)	$8,876	$4,859	$3,599	$4,275	$5,417

Percentage of net sales	6.4%	4.2%	-10.1%	10.0%	5.9%	5.0%	6.4%	7.2%

(1)

Represents settlement expense and legal fees incurred in association with stockholder litigation. See “Note 9 — Capital Stock” to the unaudited condensed consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our legal settlement expense.

(2)

Represents transaction-related costs and expenses associated with the acquisition of Nu U. See “Note 3 — Acquisitions” to the audited consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our acquisition of Nu U.

(3)	Represents professional fees, severance expense, relocation expense, and executive search costs incurred related to our organizational realignment and geographic consolidation.
(4)	Represents professional fees incurred in association with certain targeted marketing projects.
(5)	Represents the write-off of inventory related to discontinued product lines and certain excess inventory as a result of pandemic-related disruptions during the three months ended March 31, 2021.
(6)	Represents professional fees, legal expense, and other expenses incurred in association with our initial public offering.
(7)	Represents the tax provision or benefit associated with the adjustments above, taking into account the Company’s applicable tax rates.

Liquidity and Capital Resources

General

As of March 31, 2021, and September 30, 2020, our principal sources of liquidity were cash and cash equivalents totaling $8.8 million and 20.8 million, respectively, as well as the available balance on our revolving line of credit and delayed draw term loan discussed below. Our positive cash flows from operations enable continued investment in supporting the growth of our business. We expect that operating cash flows, in addition to our cash and cash equivalents, will enable us to continue to make such investments in the future.

We have financed our operations primarily through cash received from operations and debt financing. We believe the existing cash and cash equivalents, the available balance on our revolving line of credit, and cash provided by sales of our products will be sufficient to meet working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements will depend on many factors including growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product offerings, and the continuing market acceptance of our products. In the future, we may enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights.

We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand operations and invest in new technologies, our ability to compete successfully could be reduced and our results of operations may be adversely impacted.

We may spend substantial time and resources prospecting for new business or responding to requests for proposals, and it may not result in revenue. As a result, it is difficult to predict when we will obtain new customers and begin generating revenue from these new customers. Even if our sales efforts result in obtaining a new customer, the customer controls when and to what extent it purchases our products and any such purchases may be delayed.

Credit Facilities

At September 30, 2018, our debt consisted of (i) a first lien senior secured term facility of $229.4 million and a $20.0 million senior secured revolving facility, and (ii) a second lien senior secured term facility for $95.0 million (collectively “Prior Debt”). The first lien term loan, revolving facility and second lien term loan were scheduled to mature on August 23, 2023, 2022 and 2024, respectively.

On December 28, 2018, we amended our first lien credit agreement to provide an incremental term loan in the principal amount of $19.0 million, the proceeds of which were used to finance the acquisition of all the issued and outstanding equity interests of Nu U. This amendment was an increase to the term loan outstanding under the first lien credit agreement. No changes were made to the maturity date under this amendment. We paid financing fees of $0.5 million related to amendment of which $0.2 million are being expensed over the term of amendment using the effective interest method and $0.3 million was expensed and is included in interest expense for the period ended September 30, 2019.

On September 30, 2020, we refinanced our Prior Debt by entering into a new credit agreement (the “New Credit Agreement”). The New Credit Agreement consists of (i) a $347.5 million senior secured term loan, (ii) a $52.5 million senior secured delayed draw term loan and (iii) a $25.0 million senior secured revolving facility. The maturity date on the term loan and the delayed draw term loan is

September 30, 2026. The maturity date on the revolving facility is September 30, 2025. The term loan feature of the New Credit Agreement was used to fully repay our Prior Debt. As part of this refinance, deferred financing fees of $6.1 million related to our Prior Debt were expensed and are included in interest expense for fiscal year 2020.

Borrowings under the New Credit Agreement are collateralized by substantially all of our assets. Beginning March 31, 2021, we are required to make quarterly principal payments of $2.2 million under the New Credit Agreement. Beginning with the year ending September 30, 2021 and for each fiscal year ending thereafter, we may be required to make additional mandatory payments on the term loan with certain excess cash flow amounts (as set forth in the New Credit Agreement), with customary exceptions. At our election, borrowings bear interest at the applicable Eurodollar Rate plus a variable margin or at a Base Rate plus a variable margin. At September 30, 2020, the variable margin rate under the New Credit Agreement was 8.00%. We are also required to pay a quarterly fee on the unused balance of the revolving facility of 0.50% and a quarterly fee on the undrawn balance on the delayed draw term loan of 1.00%. Accrued interest was immaterial as of September 30, 2020 and is payable based on elected intervals of one, two or three months.

On October 28, 2020, we borrowed the $52.5 million available under the delayed draw term loan. These funds were used to pay the liability associated with the stockholder litigation. See “Note 13 — Capital Stock” to the consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our legal settlement expense. The $52.5 million delayed draw term loan will be combined together with the $347.5 million term loan for a total term loan of $400.0 million. With this additional borrowing, our required quarterly principal payments under the New Credit Agreement will be $2.5 million beginning March 31, 2021. As of March 31, 2021, the amount available under the revolving line of credit was $25.0 million after taking into account the amount currently drawn. The financial covenant of 8.50 to 1.00 Maximum Total Net Leverage Ratio does not impair the Company’s ability to borrow under the revolving line of credit.

Cash Flows

The following table presents a summary of consolidated cash flows from operating, investing and financing activities for the for the period indicated:

	Year Ended September 30,		6 Months Ended March 31, (unaudited)
	2020	2019	2021	2020
	(in thousands)
Net cash provided by (used in) operating activities	$37,961	$16,471	$(10,829)	$14,735
Net cash provided by (used in) investing activities	(9,833)	(15,543)	1,074	(5,927)
Net cash provided by (used in) financing activities	(14,116)	(2,264)	(2,538)	7,842
Effect of exchange rate changes on cash	24	(149)	277	(321)

Net increase (decrease) in cash	$14,036	$(1,485)	$(12,016)	$16,329

Operating Activities

For the six-month period ended March 31, 2021, net cash used in operating activities was $10.8 million, reflecting a net loss of $8.8 million, adjusted for non-cash charges of $11.2 million and net cash outflows of $13.1 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of depreciation of property, plant and equipment, amortization of intangible assets, stock-based compensation, and loss on disposals of property, plant and equipment. The primary drivers of net cash outflows from changes in operating assets and liabilities include a $10.9 million increase in accounts receivable, net, and a $3.9 million decrease in accounts payable, offset by a $2.7 million decrease in inventories, net.

For the six-month period ended March 31, 2020, net cash provided by operating activities was $14.7 million, reflecting a net loss of $1.0 million, adjusted for non-cash charges of $11.8 million and net cash inflows of $3.9 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of depreciation of property, plant and equipment, amortization of intangible assets, stock-based compensation, and gain on disposals of property, plant and equipment. The primarily drivers of net cash inflows from changes in operating assets and liabilities include a $6.3 million decrease in inventories, net, a $1.6 million increase in stockholder litigation, and an increase of $1.4 million in accrued expenses offset by a $6.1 million increase in accounts receivable, net and a $1.0 million decrease in accounts payable.

For fiscal year 2020, net cash provided by operating activities was $38.0 million, reflecting a net loss of $32.7 million, adjusted for non-cash charges of $31.6 million and net cash inflows of $39.1 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of depreciation of property, plant and equipment, amortization of intangible assets, loss on debt extinguishment, amortization of deferred financing fees, inventory obsolescence expense, stock based compensation, and impairment of held for sale assets, partially offset by the gain on disposals of property, plant and equipment. In fiscal year 2020, in order to prepare for anticipated growth, we increased inventory on hand, attributing to a decrease in operating cash flows of $10.8 million versus fiscal year 2019. In the fourth quarter of 2020, we implemented a new enterprise resource planning (“ERP”) system. A temporary delay in vendor payments associated with the implementation of the new ERP attributed to a $9.9 million increase in the accounts payable balance as of September 30, 2020 versus September 30, 2019, increasing operating cash flows by $9.9 million. The remaining change in net cash inflows from changes in operating assets and liabilities include a $32.2 million increase in the stockholder litigation liability, $4.3 million increase in accrued expenses, decrease of $2.6 million in accounts receivable, net, and $0.7 million decrease in prepaid and other current assets, offset by an increase of $0.3 million of other non-current assets.

For fiscal year 2019, net cash provided by operating activities was $16.5 million, reflecting a net loss of $4.9 million, adjusted for non-cash charges of $26.0 million and net cash outflows of $4.6 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of depreciation of property, plant and equipment, amortization intangible assets, loss on debt extinguishment, amortization of deferred financing fees, inventory obsolescence expense, stock based compensation, impairment of held for sale assets, and loss on disposals of property, plant and equipment. The primarily drivers of net cash outflows from changes in operating assets and liabilities include a $10.2 million increase in accounts receivable, net, and a $3.8 million decrease in accrued expenses, offset by a $2.4 million decrease in prepaid expenses, $3.4 million increase in accounts payable, and $3.4 million increase in stockholder litigation.

Investing Activities

For the six-month period ended March 31, 2021, net cash provided by investing activities was $1.1 million, primarily driven by $4.9 million proceeds from sales of property, plant, and equipment, partially offset by capital expenditures of $3.8 million.

For the six-month period ended March 31, 2020, net cash used in investing activities was $5.9 million, primarily driven by capital expenditures of $6.1 million, partially offset by proceeds from sales of property, plant, and equipment of $0.2 million.

For fiscal 2020, net cash used in investing activities was $9.8 million, primarily driven by capital expenditures of $10.8 million, partially offset by $0.9 million proceeds from sales of property, plant and equipment.

For fiscal year 2019, net cash used in investing activities was $15.5 million, primarily driven by capital expenditures of $12.1 million, and $10.5 million paid for the acquisition of Nu U, partially offset by proceeds from sales of assets held for sale of $6.9 million.

Financing Activities

For the six-month period ended March 31, 2021, net cash used in financing activities was $2.5 million, primarily driven by $52.3 million in payments related to contingent consideration and repayment of the prior debt of $2.5 million, partially offset by $52.5 million in proceeds from the New Credit Agreement.

For six-month period ended March 31, 2020, net cash provided by financing activities was $7.8 million, primarily driven by $10.0 million of proceeds from the revolving credit line, partially offset by repayment of the prior debt of $1.2 million and $0.8 million in payments related to contingent consideration.

For fiscal year 2020, net cash used in financing activities was $14.1 million, primarily driven by the $359.2 million repayment of the prior debt, $11.1 million in financing fees related to the new debt refinancing, $10.4 million in payments to stockholder litigation, $0.8 million in payments related to contingent consideration, and $0.2 million in payments on capital lease obligations, partially offset by $367.5 million in proceeds from the New Credit Agreement.

For fiscal year 2019, net cash used in financing activities was $2.3 million, primarily driven by a distribution to members of $12.2 million, $5.2 million repayment of debt, $2.8 million in equity issuance costs paid on behalf of parent in association with the sale of a minority stake in Norway Topco, LP, $0.7 million in payments related to contingent consideration, and $0.5 million payments of financing fees associated with amending our prior credit facility, partially offset by $19.0 million in proceeds from an incremental borrowing on the term loan under the prior first lien credit agreement.

Off-Balance Sheet Arrangements

As of March 31, 2021 and September 30, 2020, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structure finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes.

Impact of Inflation

While inflation may impact net sales and costs of sales, we believe the effects of inflation, if any, on results of operations and financial condition have not been significant. However, there can be no assurance that results of operations and financial condition will not be materially impacted by inflation in the future.

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and stockholder advisory votes on golden parachute compensation.

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements in conformity with GAAP requires management to make estimates, assumptions and judgements in certain circumstances that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of net sales and expenses during the reported periods. We evaluate our assumptions and estimates on an ongoing basis. We base estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. These estimates may change as new events occur or additional information is obtained, and we may periodically be faced with uncertainties, the outcomes of which are not within its control and may not be known for a prolonged period of time. Because the use of estimates is inherent in the financial reporting process, actual results may differ from these estimates under different assumptions or conditions.

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating the reported financial results are described below. Refer to “Note 2 — Summary of Significant Accounting Policies” to the consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our critical accounting policies.

The following critical accounting discussion pertains to accounting policies our management believes are most critical to the portrayal of our historical financial condition and results of operations and that require significant, difficult, subjective or complex judgments.

Allowance for Doubtful Accounts and Refunds

We record accounts receivable net of allowance for doubtful accounts and discounts. Provision is made for estimated loss on uncollectible accounts receivable based on a periodic analysis of individual customer balances, including an evaluation of days sales outstanding, payment history, recent payment trends and perceived creditworthiness. Estimates for sales discounts are based on analysis of sales terms and historical trends. If general economic conditions and/or customer financial conditions were to change, additional provisions for bad debts may be required, which could have a material impact on the consolidated financial statements.

We provide certain assurance-type warranties for our products. We record a refund liability based on anticipated returns. For a limited duration following initial sale, we offer our customers the right to return defective products for a full refund, or for a replacement of defective products. Returns are estimated based on sales terms, historical experience, and trend analysis. Actual returns could differ from these estimates. We regularly assess and adjust the estimate of accrued returns by updating the return rates for actual trends and projected costs.

Inventories

Inventories include freight-in, materials, labor and overhead costs and are stated at the lower of cost or market. The inventories cost is recorded at actual cost on a first-in first-out (“FIFO”) basis.

Valuation adjustments are made for slow-moving, obsolete and/or damaged inventory based on a periodic analysis of individual inventory items, including an evaluation of historical usage and/or movement, age, expiration date and general condition.

Business Combinations

Upon acquisition of a company, we determine if the transaction is a business combination, which is accounted for using the acquisition method of accounting. Under the acquisition method, once control is obtained of a business, the assets acquired, and liabilities assumed, including amounts attributed to noncontrolling interests, are recorded at fair value. We use our best estimate and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. The determination of the fair values is based on estimates and judgments made by management. We estimate fair value based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Measurement period adjustments are reflected at the time identified, up through the conclusion of the measurement period, which is the time at which all information for determination of the values of assets acquired and liabilities assumed is received and is not to exceed one year from the acquisition date. We may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill.

Goodwill and Intangible Assets

We evaluate goodwill for impairment in accordance with ASC 350, “Intangibles – Goodwill and Other.” We assess goodwill annually as of July 1 and at interim periods upon a potential indication of impairment. Under ASC 350, we have the option to first perform the qualitative assessment for a reporting unit to determine if it is more likely than not that the fair value of the reporting unit is less than the respective carrying value. If it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying amount or if a qualitative assessment is not performed, then we would perform the quantitative goodwill impairment test as required, in which it would use a discounted cash flow approach to estimate the fair value of a reporting unit. If the fair value of the reporting unit is less than the carrying value, then an impairment amount is recorded for the difference. We performed qualitative assessments as of July 1, 2020 and 2019, and determined that it is not more likely than not that the fair value of the reporting unit is less than the respective carrying value. Specifically, we considered changes in macroeconomic conditions, industry and market conditions, internal forecasts of future revenue and expenses, any significant events affecting us and actual changes in the carrying values of its net assets.

We assess our finite-lived intangible assets for impairment if indicators exist or changes in circumstances suggest that impairment indicators may exist. Factors that could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business or significant negative industry or economic trends. If this evaluation indicates that the value of the intangible asset may be impaired, we make an assessment of the recoverability of the net book value of the asset over its remaining useful life. If this assessment indicates that the intangible asset is not recoverable, based on the estimated undiscounted future cash flows of the asset over the remaining amortization period, we reduce the net book value of the related intangible asset to fair value and may adjust the remaining amortization period. We did not identify any of the factors described above during the years ended September 30, 2020 and 2019 that would indicate impairment.

Foreign Currency Translation

The functional currency of each of our foreign subsidiaries and branches is the local currency. All assets and liabilities of foreign subsidiaries and branches are translated into U.S. dollars at fiscal year-end exchange rates. Income and expense items are translated at exchange rates prevailing during the year. The resulting translation adjustments, net of income taxes, are recorded in accumulated other comprehensive loss, which is a component of member’s equity.

Revenue Recognition

In May 2014, the FASB issued ASC 606, “Revenue from Contracts with Customers.” ASC 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers.

We adopted ASC 606 as of October 1, 2019 using the modified retrospective approach and determined there is no impact to retained earnings upon adoption. Under the new standard and its related amendments, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. Enhanced disclosures are required regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

We recognize revenue when it satisfies a performance obligation by transferring control of goods and services to a customer. We enter into contracts with its customers for the sale of goods in the ordinary course of business. A contract with commercial substance exists at the time we receive and accepts a purchase order under a master sales contract with a customer. We recognize revenue when performance obligations under the terms of a contract with its customer are satisfied, which occurs with the transfer of the product(s) to the customer. We do not recognize revenue in situations where collectability from the customer is not probable, and we defer the recognition of revenue until collection is probable or payment is received and performance obligations are satisfied.

We evaluate whether an enforceable contract exits with a customer. An enforceable contract states the contractual terms, including the parties’ rights and the payment terms related to the goods and services to be transferred; and there is the ability and intention to pay us for the contracted product. We also evaluate if a contract has multiple promises and if each promise should be accounted for as separate performance obligations or as a single performance obligation. Multiple promises in a contract are typically separated if they are distinct, both individually and in the context of the contract. Our contracts generally contain multiple promises that are distinct individually and in the context of the contract.

Disaggregation of Revenue

We generate revenue through the sale of products, directly to or through domestic and international distributors, to health and natural food stores, mass retailers, third-party e-commerce marketplaces, professionals, and supermarkets. The following is a disaggregation of revenue by channel, which we believe best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Natural and Specialty Retail: This channel consists of domestic retailers including independent health and natural food stores, health and natural food stores affiliated with local, regional and national health and natural food chains.

Online: This channel consists of third-party e-commerce retailers that primarily focus on selling natural products and supplements on their own websites, sales through third-party marketplaces such as Amazon and other resellers authorized by the Company, and sales to individual online consumers through a variety of forms including the Company’s operated e-commerce sites and third-party platforms such as the Amazon storefront, Walmart, Shopify and eBay.

International – Retail: This channel consists of international retailers such as health food stores, supermarkets, drugstores, and warehouse clubs.

Other: This channel primarily consists of sales to health practitioners that provide professional-grade supplements and natural products to patients, and private label sales through our subsidiary, which markets branded bulk products and custom blends primarily to manufacturers and distributors.

Prior to October 1, 2019, we recognized revenue in accordance with ASC 605. We recognized revenue when the following criteria were met: (i) persuasive evidence of an arrangement exists; (ii) the product has been shipped and the customer takes ownership and assumes the risk of loss; (iii) the selling price is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured. We believe that these criteria were satisfied upon shipment from its facilities. Revenue was reduced by provisions for estimated customer returns and allowances, which are based on historical averages that have not varied significantly for the periods presented, as well as specific known claims, if any.

Income Taxes

We account for income taxes using the asset and liability method which requires us to record deferred tax assets and liabilities for the differences between the financial statement and tax bases of assets and liabilities using the expected applicable future tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be ultimately realized.

Our policy for recording interest and penalties related to income taxes, including uncertain tax positions, is to record such items as a component of the provision for income taxes.

We account for uncertainty in income taxes using a two-step process. We first determine whether it is more likely than not that a tax position will be sustained upon examination by the tax authority. If a tax position meets the more-likely- than-not recognition threshold it is then measured to determine the amount of benefit or loss to recognize in the financial statements.

Accounting for Management Incentive Units

We record compensation expense associated with management incentive units in accordance with ASC Topic 718 (“Share Based Payment”). Norway Topco, LP has issued grants of Class B and Class C incentive units (collectively “Incentive Units”) to select employees and management of the Company, and the related expense is pushed down to the Company. Incentive Units are measured at the grant date based on the fair value of the award over the requisite service period, which is the vesting period on a straight-line basis. We value the Incentive Units with the assistance of third-party valuation experts. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The assumptions underlying our valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our equity-based compensation expense could be materially different. Following the closing of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock.

The grant date fair value of all Incentive Units is estimated using the Black-Scholes option pricing model. The pricing model requires assumptions, which include the expected life of the Incentive Units, the risk-free interest rate, the expected dividend yield and expected volatility of our units over the expected life, which significantly impacts the assumed fair value.

The expected term of the Incentive Units is based on our estimated time of a change in control at the grant date. Given there is no active external or internal market for the units at the date of the grant, a peer group of companies was used to calculate volatility. The risk-free interest rate was based on the rate of treasury securities with the same term at the time of the grant date. We account for forfeitures as they occur.

The compensation expense related to all of our Incentive Units compensation arrangements are recorded as a component of selling, general and administrative expenses.

Concentrations of Credit Risk

In the normal course of business, we provide credit terms to our customers; however, collateral is not required. Accordingly, we perform credit evaluations of our customers and maintain allowances for possible losses which, when realized, are within the range of management’s expectations. From time to time, a higher concentration of credit risk exists on outstanding accounts receivable for a select number of customers due to individual buying patterns.

Recent Accounting Pronouncements

Refer to “Note 2 — Summary of Significant Accounting Policies” to the consolidated financial statements for further details on recently issued accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure due to potential changes in inflation or interest rates. We do not hold financial instruments for trading purposes.

Inflation Risk

Inflation affects the cost of raw materials, goods and services we use. In recent years, inflation has been modest. The competitive environment somewhat limits our ability to recover higher costs resulting from inflation by raising prices. We seek to mitigate the adverse effects of inflation primarily through improved productivity and cost containment programs. We do not believe that inflation has had a material impact on our results of operations for the periods presented, except with respect to increased costs in manufacturing, packaging and distribution resulting from increased fuel and other petrochemical costs, as well as payroll-related costs, insurance premiums, and other costs arising from or related to government-imposed regulations.

Foreign Currency Exchange Risk

With respect to our international operations, we are subject to currency fluctuations; however, we do not believe that these fluctuations would have a material adverse impact on our financial position or results of operations because the majority of our net sales to foreign customers are transacted in U.S. dollars. Net sales to foreign customers not transacted in U.S. dollars may include sales to customers in

Canada, Netherlands, Norway, Sweden and the United Kingdom. To date, we have not hedged any of our potential foreign currency exposures. A hypothetical 10% change in foreign currency exchange rates applicable to our business would not have a material impact on our consolidated financial statements.

Interest Rate Risk

At our election, borrowings under the Credit Agreement bear interest at the applicable Eurodollar Rate plus a variable margin or at a Base Rate plus a variable margin. Base Rate is the higher of: (i) the Prime Lending Rate, (ii) the Federal Funds Rate plus 0.5% or (iii) the one-month Eurodollar Rate multiplied by the Statutory Reserve Rate plus 1.0%. At September 30, 2020, the applicable interest rate for borrowings was 8.0% and we had total borrowings outstanding of $347.5 million. At March 31, 2021, the applicable interest rate for borrowings was 8.0% and we had total borrowings outstanding of $397.5 million. Any increases in these interest rates can have an adverse impact on our results of operations and cash flows.

BUSINESS

Our Vision: Be the most trusted, natural source for health and wellness,

inside and out

Our Mission: Empower and inspire people to feel their very best

Our Company

The Better Being Co. is a high-growth whole-body wellness platform that develops, manufactures, markets and distributes trusted and beneficial vitamins, supplements, minerals and personal care products through a portfolio of differentiated brands. We are dedicated to providing innovative and high-quality products to our loyal consumers and compelling value to our global network of retail partners. The strong momentum across our brands is underpinned by durable, secular trends, including an increased consumer focus on health and wellness, the continued shift to online purchasing and the rising importance of self-care and well-being.

Our carefully curated collection of leading brands, each with a differentiated positioning, empowers our consumers to take charge of their health in order to meet their own unique wellness needs, inside and out. Our long-standing, highly reputable brands appeal to a broad range of consumer demographics spanning generations, cultures, income levels and varying degrees of knowledge and interest regarding health and wellness. As such, our products become an integral part of the daily routines of our loyal and highly engaged and wellness-oriented consumers.

Our core brands include Solaray, KAL, Zhou, Nu U, Heritage Store, Life Flo and Zand Immunity, which together experienced annual average net sales growth of 15.2% from fiscal year 2018 to fiscal year 2020 , significantly outpacing the growth of the global vitamins and minerals market. Our core brands have won numerous awards and have been featured in an array of magazines in recent years, and, according to SPINS, our Solaray brand is the fastest growing brand among top 5 brands (by dollar sales) across the Vitamins & Supplements and Herbs & Homeopathic departments in the combined Natural Enhanced and Regional & Independent Grocery retail channels in both dollar and growth, and is the #2 dollar share brand, for the 52 weeks ended December 27, 2020. Our portfolio also includes additional brands that offer a broad range of benefits to targeted consumer segments.

Our Core Brand Offering

Leveraging our agile, science-driven innovation engine and vertically integrated manufacturing capabilities, we are able to rapidly develop, produce and launch the vast majority of our products in-house. We are committed to sourcing only the highest quality, lab-verified ingredients, and we control our supply chain from sourcing to distribution, allowing us to consistently provide consumers and retail partners with high-quality, beneficial and nourishing products.

We endeavor to make our products available everywhere our consumers shop. We have broad omnichannel distribution globally, including long-standing relationships with leading Natural and Specialty retailers, increasing momentum with FDM retailers and an established online presence. We provide a compelling value proposition to our existing and potential retail partners by driving in-store traffic through our tailored marketing strategies and delivering incremental sales in the premium vitamins, minerals and supplements and personal care categories. We also distribute internationally — in 2020, 29% of our net sales were generated outside of the United States, of which 61% were generated online, resulting in online international sales representing 18% of net sales.

Our net sales for fiscal year 2020 by channel, brand and geography are reflected below:

We have a long track record of strong net sales growth and our momentum has further accelerated under our highly experienced leadership team, growing net sales at 9.9% annually from fiscal year 2018 to fiscal year 2020 through a combination of organic growth and strategic acquisitions. Our strong growth momentum is further bolstered by compelling margins and robust free cash flow generation to deliver a highly attractive financial profile. In fiscal year 2020, while we had a net loss margin of 10.2%, we achieved gross margin and Adjusted EBITDA (non-GAAP metric) margin of 52.6% and 20.0%, respectively.

Our mission is to empower and inspire people to feel their very best by providing products targeting self-care and wellness across the globe, and we recognize the importance of social and environmental responsibility. We are passionate about our operational endeavors to increase usage of solar power, introduce recycled packaging and offset our carbon emissions, and proud of our diverse, mission-driven team and the inclusive, equitable and safe workplace we have provided for all of our employees. We have committed to increasing our solar power usage to 10% of total power by 2025, to planting one million trees in countries where our ingredients are sourced, and to sourcing 20% of our bottling needs using PCR resin with paper-to-plastic recycling in all departments. As we strive to be the most trusted natural source for health and wellness, inside and out, our commitment to these values remains a core element of our leadership.

Our Evolution

We have an enduring history as a pioneer in health and wellness, providing nourishing and beneficial products to health enthusiasts well before our founding in 1993. Many of our brands, like KAL (founded in 1932) and Solaray (founded in 1973), have a strong heritage with deep consumer trust and credibility built by consistently offering innovative, highest quality products. Over time, we have continued to put the consumer first by selectively acquiring and building brands in core categories that offer our consumers a comprehensive selection of products to cater to their individual health and wellness needs.

Building upon our legacy, we have undergone a meaningful evolution since 2017 by implementing the following changes under the stewardship of our current management team and our principal stockholder:

•	Leadership: Invested in a world-class leadership team, including Monty Sharma as CEO and additional key leaders, to introduce deep expertise to our business and execute on our growth strategy; and

•	Marketing: Created dedicated world-class dedicated consumer marketing teams for each core brand to focus on innovation, consumer acquisition, engagement and retention;

•	Brand activation: Expanded our brand strategy to reach the evolving spectrum of health and wellness-seeking consumers, amplifying brand awareness beyond enthusiasts;

•

Portfolio: Optimized and reinvigorated our brand portfolio by refining brand marketing to reach a broader consumer base, streamlining our assortment to focus on the most relevant products for our consumers and acquiring Nu U and Zhou;

•

Distribution: Committed to making our products available wherever our consumer shops by increasing omnichannel penetration, continuing our leadership position in the Natural and Specialty Retail channel, expanding on a presence in the growing online channel and gaining momentum in the FDM channel;

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Retail: Exited 52 previously operated retail stores to focus on our core capabilities in marketing, distribution, innovation and manufacturing, improve relationships with retail partners by removing a potential conflict of interest, and redirect capital to more efficient uses; and

•	Manufacturing: Rationalized manufacturing footprint by consolidating operations and driving continuous improvement in core production capabilities.

These recent initiatives have delivered rapid results and have positioned us to capture increased market share as we execute on our strategic growth plan. We have grown our net sales from $264 million in fiscal year 2018 to $319 million in fiscal year 2020, representing a CAGR of 9.9%. Over the same period, our net income (loss) declined from ($4.9) million to ($32.7) million, while our Adjusted EBITDA increased from $53.2 million to $63.9 million.

Our Industry and Market Opportunity

According to the Global Wellness Institute, we participate in the $4.5 trillion global wellness economy, consisting of sectors that enable consumers to incorporate wellness activities and lifestyles into their daily lives. The wellness market has grown exponentially in recent years, driven by a re-prioritization of consumer values, including an increasing focus on health in a holistic manner. Regimens are changing, especially to include vitamins, minerals and supplements, as consumers place greater focus on self-care. In 2020, our core category focus of vitamins and minerals totaled approximately $138 billion globally and $47 billion in the United States, according to Euromonitor data. This category has experienced robust growth throughout market cycles historically and has largely been resilient to broader economic fluctuation, growing 7.1% globally and 7.2% in the United States from 2007 to 2009 during the Great Recession. Industry and consumer momentum has increased in the recent past and the category is projected to continue growing at 5.7% annually from 2020 to 2024, introducing the opportunity for a well-positioned platform to take a leadership position through consumer activation.

Size of Global Vitamins and Minerals Market

In addition, we benefit from durable, secular tailwinds described below:

More Informed Consumers with Increased Focus on Wellness. Consumers globally are increasingly identifying their unique individual health needs and becoming more educated about wellness products. These consumers are shifting focus to specific need states, looking for solutions that support and maintain wellness in discrete categories.

Shift Towards Preventative Health. 75% of U.S. adults take dietary supplements, up from 65% 10 years ago. We believe that consumers view self-care and wellness products as lower cost alternatives for better health management, especially when compared to rising healthcare costs in the United States and will increasingly seek out these products as a result.

Aging Population. The over 50 age demographic accounts for a substantial portion of supplement purchases in the United States. Well over half of all adults in all age groups report taking dietary supplements with the over 55 age group reporting the highest rate at 81%. As the U.S. population ages and life expectancy increases, we believe this core consumer demographic will increase as will demand for supplements.

Increasing Awareness and Interest in Vitamins and Dietary Supplements from Millennials and Gen-Z. 61% of eighteen to thirty-four year olds take dietary supplements. Younger generations are enhancing their self-care by adding vitamins, minerals and supplements to their routines. Millennials and Gen-Z are increasingly interested in digitally savvy, omnichannel, solution-focused wellness brands and products with clean labeling. According to an IBM study, attributes including health and wellness benefits and natural / organic ingredients are top priorities for these consumers.

Acceleration of Health and Wellness Trends Due to the COVID-19 Pandemic. The COVID-19 pandemic has accelerated trends globally towards wellness and preventative health, especially within the immunity category, which serves as an entry point into supplements. There has been an influx of new consumers into the Natural and Specialty Retail channel since the start of COVID-19 related restrictions and stay-at-home orders, as a natural lifestyle is appealing to consumers who want to live healthfully and care for their well-being holistically. Consumers have become more proactive about healthy living with 53% of consumers becoming more concerned about their health now than they were prior to the COVID-19 pandemic, and as a result, have meaningfully increased spending on health and wellness products during the pandemic. This trend is expected to remain elevated as 88% stated they would continue to increase spend on health and wellness going forward, as staying healthy has taken on new meaning due to COVID-19. Consumers are much more invested in taking care of themselves long-term and want trusted options that help them meet that objective.

Our Competitive Strengths

Our category-leading brands with strong heritage, innovation capabilities, and vertically integrated model differentiate us from our competition and have contributed to and continue to enable our robust and profitable growth.

Market-Leading, Trusted Brand Portfolio in Highly Attractive Categories

Our portfolio of market-leading, trusted brands participates in the highly attractive $4.5 trillion global wellness economy, as assessed by the Global Wellness Institute, and our products reside amongst the fastest growing categories in the industry, with global vitamins and minerals market size expected to grow 5.7% from 2020 to 2024, according to Euromonitor. Not only have our core brands experienced sustained and accelerating growth driven by an increased consumer focus on wellness and self-care, the growth of our core brands has also outpaced the larger category due to the strength of our beneficial and nourishing products, our portfolio, and our appeal to consumers. From fiscal year 2018 to 2020, we delivered annual net sales growth of 9.9% and 15.2% for our total portfolio and our core brands, respectively, while the global vitamins and minerals market grew 3.2% from calendar year 2018 to 2020. Further to our growth momentum, our core brands have also achieved over twelve Best of Supplement and Best of Natural Beauty awards from Better Nutrition Magazine, six Industry Choice awards from Whole Foods Magazine, multiple Vity awards from Vitamin Retailer Magazine, and have been featured in magazines such as Vogue, Forbes and Marie Claire.

Our leading market position in the Natural and Specialty Retail channel, both as a platform and through our differentiated individual brand leadership, has been a critical component of our success to date and positions us for consistent strong brand growth and expansion to new consumers and distribution channels. Our products are sold in eight thousand Natural and Specialty Retail locations, and, historically, we have built strength in this channel by partnering with stores to educate our consumers regarding the benefits of our products. Our core brand sales at Natural Enhanced and Regional & Independent Grocery Retail and Specialty Retail doors have grown 13% from fiscal year 2018 to fiscal year 2020 while channel sales through retail doors during the time period were less than 1%. We continue to show strong momentum in performance through year-to-date period ending December 27, 2020, according to SPINS:

•	We have the #1 units sold and #2 dollar share across the combined Vitamins & Supplements & Herbs and Homeopathic departments in the Natural Enhanced retail channel; and

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Solaray is the fastest growing brand among top five brands (by dollar sales) across the Vitamins & Supplements and Herbs & Homeopathic departments in the combined Natural Enhanced and Regional & Independent Grocery retail channels in both dollar and unit growth, and is the #2 dollar share brand.

Building upon our long-standing leadership in the Natural and Specialty Retail channel and our deep consumer insights, we are enhancing our omnichannel presence for a strategic selection of our highly reputable core brands, including a growing momentum in FDM:

•	Zhou, with a contemporary positioning, is one of the fastest growing brands as measured by consumer interest (web traffic), and has a NPS of 76, well exceeding competitor average NPS of 38; and

•

Heritage Store has a large consumer base of 25 to 34-year olds with a high level of engagement, as measured by social media interactions, and experienced a 13.3% increase in engagement in 2021 for the three-month period from January to March versus the prior three months. Heritage Store has recently expanded in leading national retailers and its core products are experiencing velocity of 1.2 to 1.6 versus a benchmark of 1.0 units per store per week.

Whole Body Wellness Strategy Catering to Unique Consumer Needs, Driving High Loyalty and Repeat Purchase

Wellness is now a lifestyle, and we develop, market and distribute products to empower our consumers to feel their best, inside and out. We appeal to consumers by fitting seamlessly into their day-to-day lives, not just their moments of health and well-being. As consumers take a much more holistic approach to their health, we are committed to supporting their various and evolving goals through an innovative, robust product offering of beneficial, trusted options that meet their unique pain points and general wellness needs. We aim to appeal to a diverse range of consumer demographics and varying degrees of knowledge and interest regarding health and wellness. For example, our Solaray brand utilizes labeling with clear icons and phrases to denote product attributes, which has strong appeal to “do-it-yourself” health enthusiasts who come to the store with experience and knowledge seeking a specific ingredient or functional solution. A recent company survey that we conducted in March 2021 showed that 70% of Solaray consumers learn about supplements and wellness products through their own research, reinforcing the importance of Solaray’s packaging focus.

Our consumers seek out and repurchase our products because of the authentic positioning, long-term brand trust, clean labeling, lab-verified premium quality and exceptional value – themes validated in our recently conducted consumer surveys. We have consistently delivered on our brand promise, and we believe this has driven a loyal consumer following and strong repeat purchase rate across our portfolio of brands. Based on a survey of our Solaray and Zhou consumers, more than one third of our Solaray consumers have used our products for over five years and over 70% of Zhou consumers expect to continue use of our Zhou branded products for a minimum of three years. In addition, Zhou enjoys a 56% repeat purchase rate within its direct to consumer business.

Agile, Science-Driven Innovation and Well-Invested, State-of-the-Art Manufacturing Capabilities

We have a proven track record of consistently delivering new product innovation across our portfolio of brands by leveraging our world-class research and development capabilities combined with our agile, vertically integrated manufacturing infrastructure. With our state-of-the-art in-house laboratory and panel of scientific advisors, we are committed to enhancing our product assortment to meet the evolving health and wellness needs of our consumers. We consistently invest in innovation, spending approximately $6 million annually since 2019 in research and development and leverage our network of four PhDs and three MDs on staff. We typically launch 150 new products across our brand portfolio each year, and recent examples of our innovation engine include our Solaray Mycrobiome Probiotic, Zhou Elder-Mune Elderberry gummies and Zhou Elder-Mune Zinc gummies. In addition, we participate in clinical studies with universities to further evaluate our products with intent to support the marketing claims and the potency of our formulas.

An emphasis on quality underscores everything we do, and our differentiated, vertically integrated infrastructure enables us to maintain full control over our supply chain. Our global sourcing model ensures consistent supply, even in times of global disruption, by maintaining relationships with a broad set of geographically diverse suppliers. We test 100% of the lots of all raw materials and maintain the highest standards for our lab testing, which is increasingly mandated by our retail partners and provides us with a competitive advantage for entry into some international markets. We manufacture 85% of our products in-house at our state-of-the-art campus in Ogden, Utah, with production capabilities spanning a variety of delivery forms. We also maintain strong co-manufacturer relationships to deliver novel product formats and retain flexibility to supplement our manufacturing capacity.

Omnichannel presence with a compelling value proposition to online and retail partners

We are dedicated to making our brands and products available everywhere our consumers shop. Our omnichannel presence, as well as our distribution network, enables us to be a trusted partner on our consumers’ wellness journeys, both online and offline.

Physical Retail: We have a strong existing presence in the Natural and Specialty Retail channel, and have leveraged our leadership position in this channel to enter and grow rapidly in FDM, having secured over 68,000 new points of FDM distribution in 2021. Our products are available at leading retail partners, including Whole Foods, Natural Grocers, Sprouts, Kroger, Target and Walmart. We offer a compelling value proposition to our retail partners by driving in-store traffic and delivering incremental premium category sales, which retail partners are increasingly turning to in order to differentiate themselves from online players.

Online Retail: As consumers increasingly shift to online purchases, we have ensured that our products are available on Amazon, online sites of our retail partners, specialty health and wellness online retailers and our own brand websites. In 2017, we acquired Zhou, a digitally native brand targeted at millennials, to expand our consumer reach as well as increase our competencies in the rapidly growing online space and have leveraged these learnings across our portfolio. Over 65% of Zhou consumers prefer to purchase their supplements online, and we enjoy an average rating of approximately 4.5 out of 5.0 for its products on Amazon as well as 12 different “Amazon Best Seller” and “Amazon Choice” badges, which are awarded by Amazon through an algorithmic process which factors, among other things, total sales and number of reviews and ratings. Through the successful expansion of our portfolio with Zhou and our ongoing shift to online across all brands, in fiscal year 2020, online channel sales contributed 44% to our net sales and grew 26% over fiscal year 2019.

Compelling Growth and Margin Profile with Strong Free Cash Flow Generation

We have an attractive financial profile with a long track record of robust net sales and profitability growth, and under our highly experienced leadership team we have further accelerated our growth momentum while sustaining a compelling margin profile and strong free cash flow generation. From fiscal year 2018 to fiscal year 2020, we have grown our net sales at a compound average growth rate of 9.9% and our gross profit at a compound average growth rate of 10.4%. Over the same period, our net income (loss) declined from ($4.9) million to ($32.7) million, while our Adjusted EBITDA increased from $53.2 million to $63.9 million through a combination of organic growth and strategic acquisitions. Our organic growth has been driven by a mix of strong category tailwinds, expanded distribution, acceleration of online penetration, and consistent engagement with our consumers. In addition, since 2017, we have successfully acquired and integrated Zhou and Nu U into our platform, expanding our core brand offering and realizing revenue and cost synergies in each transaction. Our margin profile, along with disciplined capital expenditures, drive consistently high cash flow generation, providing significant financial flexibility to continue to reinvest in our business and opportunistically pursue value enhancing acquisitions.

Mission-Driven Management Team with Deep Industry Experience

Our company is led by a highly accomplished executive team with significant experience in the consumer products industry. Our CEO, Monty Sharma, has over 25 years of experience leading branded consumer packaged goods companies and has extensive experience with wellness brands. Our deep leadership bench has total industry experience of over 800 years at brands such as Nestlé, Pepsi, Coca-Cola, Kraft Heinz, Atkins, Simply Good Foods, Estée Lauder, Clinique and Gucci. We are proud that 40% of our executive team identifies itself as an ethnic minority. Together, our team has demonstrated the ability to enhance growth through active portfolio management, refreshed, refocused marketing initiatives, continuous innovation, expansion into new sales channels and customer relationships and winning with consumers at the point of purchase, while exemplifying core values that underpin our operating philosophy: integrity, transparency, contribution, discipline, respect and enthusiasm.

Our Growth Strategies

Amplify Brand Awareness to Enhance Consumer Engagement and Reach New Consumers

We utilize a multi-pronged, brand-specific marketing strategy to acquire consumers, enhance engagement, increase brand awareness and drive repeat purchase. Our marketing strategy is underpinned by disciplined, results-driven metrics such as ROAS, Customer Acquisition Cost and Lifetime Value of a Customer.

Invest behind core brands: Our core brands each have a dedicated marketing team whose goal is to develop a bespoke strategy that engages existing consumers and drives awareness amongst new consumers. Solaray, for example, has launched lifestyle video advertising in all core digital channels to appeal to health enthusiasts and wellness seekers, while Heritage Store, our personal care brand with a strong female-identifying Gen-Z and millennial following, utilizes an influencer-led strategy and digital-led advertising. Furthermore, our brand-specific websites aid consumer education with refreshed content regarding our brand offerings and purposeful portfolio segmentation to enable increased consumer retention and engagement within the brand ecosystem.

Refine brand marketing to reach new consumer segments: Our highly curated brand portfolio emphasizes a differentiated positioning and purpose for each of our brands to support an array of consumers on their unique journeys to wellness. Through a consistent focus on ensuring distinctive brand messaging, we seek opportunities to reinvigorate our existing and acquired brands to appeal to new, targeted consumer segments. For example, in early 2021, we enhanced our KAL brand strategy to leverage its strong perception as a natural, trustworthy and family-focused solution in order to increase the aperture of the consumer by focusing and evolving our product assortment. We recently launched our dinosaur line of gummies targeted at children ages four and older, and have successfully achieved placement in more than 1,000 leading Natural and Specialty Retail doors. We are also in the process of launching repackaging for Solaray, embracing the brand’s timeless heritage while continuing to appeal to health enthusiasts. With a deep understanding of our Natural and Specialty Retail consumer, Solaray is expanding its reach to the “do-it-for-me” consumer through simplified labeling that emphasizes potential benefits and ingredients.

Increase Penetration in Priority Channels

We have an established omnichannel presence, which allows us to continue expanding penetration across both our existing and recently entered sales channels.

Natural and Specialty Retail.    Our strong leadership position in the Natural and Specialty Retail channel positions us well to capture incremental growth. For example, within the first five months of the Solaray ImmuFIGHT launch, we secured distribution for the product in approximately 1,000 Natural and Specialty Retail doors.

Food, Drug & Mass.    FDM accounted for 26% of the supplement market but only made up 4% of our sales in 2020, providing a significant opportunity for us to meaningfully expand distribution in the channel. We have recently successfully entered the channel with our Zhou, Heritage Store and Zand Immunity brands—strategic choices based on deep insights of the brands’ target consumers and their shopping patterns. In order to ensure success and continue to build out the FDM channel, we have also made several key hires, including a Chief Revenue Officer and several other senior executives with deep experience in the FDM and club channels. Furthermore, we have augmented our internal team with highly qualified national and account-specific brokers.

Online.    We have achieved success across online platforms, including an established Amazon presence, driving acceleration in digital sales. Online presents an opportunity for sustained growth driving incremental sales across our platform of brands. Our online sales grew 26% in fiscal year 2020 as our consumers sought us out online organically, and our Amazon point-of-sale trailing twelve month revenue grew 43% year over year in December 2020. Going forward, we plan to increase investment in the channel to acquire new consumers online and benefit from omnichannel execution.

Expand Footprint Across Key International Markets

We have significant whitespace outside of the United States and will continue to strategically enter large, fast-growing international markets utilizing a mix of our own salesforce and distribution partnerships. Our strategy for international expansion is focused on five core brands, Solaray, Zhou, Heritage Store, Nu U and KAL, leveraging their heritage, authenticity and strong track record of high quality and differentiated benefits. We have also established an internal team to drive international growth, including internationally-based executives. Our existing international business operates across online and brick and mortar channels, with online contributing 61% of international sales in fiscal year 2020, driving opportunity for long-term omnichannel growth.

Existing International Markets.    We currently sell our brands in 65 countries internationally, including in the United Kingdom, Spain, Romania, Denmark, and Norway. We are expanding our local market teams in order to take full control of our international distribution. We successfully entered into Europe by leveraging our established brand strength, experience in the U.S. market and local market insights. We will continue to build relationships with the Natural and Specialty Retail and FDM channels in these markets in order to increase sales.

New International Markets.    We have a disciplined approach to assessing new international markets for introducing our core brands and determining the optimal local market strategy for reaching consumers. Leveraging our experience in successfully entering key international markets, we plan to continue to selectively expand our footprint in new international markets, providing a gateway to new consumers globally.

Drive Innovation to Extend Existing Product Lines and Enter into Adjacent Categories

Our passion for creating products that address high consumer interest need states, empowering our consumers to live their best lives, drives our innovation mindset.

Further enhance our product assortment.    With guidance from our scientific advisors and informed by our consumers’ evolving health and wellness needs, we will continue to optimize our assortment to ensure product relevancy, novelty and differentiation. For example, in 2017 we launched the Solaray Mycrobiome Probiotic, which contributed $5.4 million net sales in fiscal year 2020, and in 2019 we launched the Zhou Elder-Mune Elderberry gummies, which exceeded net sales of $600,000 in its first full year following launch and contributed $5.6 million net sales in fiscal year 2020.

Enter into adjacent categories.    We intend to leverage our innovation capabilities and existing brand equity to selectively enter into adjacent categories where we believe there are significant growth opportunities. We believe there would be strong consumer acceptance and expansion opportunities across several of our core brands, including sports nutrition and beauty-from-within for Zhou, allowing us to further expand our total addressable market. Our go-forward Zhou brand strategy includes expansion into the sports nutrition market, which is estimated at approximately $25 billion globally in

2021, according to Euromonitor, and entails the launch of a curated assortment of targeted, solution-focused products that we believe are additive to our retailer customers’ shelves. After conducting surveys and conversations with more than two thousand potential Zhou customers to understand the category, we have begun rollout with key marquee accounts.

Selectively Pursue Value-Enhancing Acquisitions and Investments

We intend to utilize a disciplined approach for evaluating potential opportunities to enhance our brand portfolio, product offering and capabilities. We have successfully completed multiple acquisitions, including Nu U, Zhou, and Heritage Store, that have added strong, complementary brands to our portfolio. As a leader in the health and wellness market, in innovation capabilities and across global omnichannel distribution channels, we believe we are well-positioned as an attractive platform for potential targets. We intend to continue the systematic evaluation of our robust pipeline of acquisition opportunities in order to further enhance our global brand portfolio and broaden our consumer reach, and to selectively review strategic investment opportunities to build early brand partnerships.

Brand Overview

We believe the lasting legacy of our premium brands in the Natural and Specialty Retail channel, combined with the differentiated benefits and quality of our products, resonates deeply with our consumers. Our portfolio consists of our core brands, Solaray, KAL, Zhou, Zand Immunity, Nu U, Heritage Store and Life Flo, in addition to a broad selection of brands that together cover a range of product formats to meet the unique health and wellness needs of our consumers.

Solaray

According to SPINS data, Solaray is the fastest growing brand among the top five brands (by dollar sales) across the Vitamins & Supplements and Herbs & Homeopathic departments in the combined Natural Enhanced and Regional & Independent Grocery retail channels in both dollar and unit growth, and is the #2 dollar share brand for the year-to-date period ending December 27, 2020. Founded in 1973 with the belief that a healthy, nourished life leads to a brighter life, Solaray has been a pioneer in the wellness category since its introduction. Over the years, the Solaray brand strategy has encompassed a deep understanding of the highly engaged Natural and Specialty Retail consumer, leading to its success. We have also leveraged this understanding and knowledge to help our other brands, consumer segments, and channels. Solaray has won numerous awards from some of the world’s most discerning health food retailers, including six Best of Supplement awards from Better Nutrition Magazine, three Whole Foods Magazine Industry Choice Awards, and multiple Vity Awards from Vitamin Retailer Magazine. With more than 1,000 products today, Solaray remains highly recognizable and has maintained a loyal followership by health enthusiasts. Solaray’s product portfolio includes Mycrobiome probiotic, Quercetin, Vitamin D3 + K2, Vitamin C, Calcium Magnesium Zinc, and D-Mannosse. Products are sold through the Natural and Specialty Retail, online and international channels. Solaray products are all lab verified and include products that are non-GMO, vegan, and gluten, pesticide and solvent free. We believe Solaray is well positioned to continue its growth across its consumer base globally through our recent “Live Brighter” lifestyle campaign, which is designed to reach wellness seekers everywhere. We have released new packaging for the brand to enhance the on-shelf shopping experience while incorporating the timeless essence and roots of the brand, and are utilizing marketing means such as influencers, PR outreach, paid social and retail partners for this campaign. We plan to further augment Solaray’s existing brand equity through additional marketing investments to amplify brand engagement, through our commitment to continuous product innovation, and through continued dedication to our loyal and engaged health enthusiasts.

Best Selling Products from Our Solaray Portfolio

KAL

KAL is a family-focused brand that offers a full spectrum of natural solutions in varied formats and flavors including chewables and gummy products. Founded in 1932, the KAL product line enjoys an established ninety-year foundation of consumer trust as one of the first supplement brands in the United States. A multiple-time winner of the Better Nutrition Best of Supplements Award for its Magnesium Glycinate ActivGels product in 2019, Magnesium Taurate + product in 2018 and B-12 Methylcobalamin product in 2013, KAL’s product portfolio includes Magnesium Glycinate, Nutritional Yeast Flakes and Magnesium Taurate. Products are sold through the Natural and Specialty Retail, online and international channels. Recently, we released new packaging for the brand in order to include functional benefits and to utilize messaging to better highlight nutrients and ingredients. We intend to extend the KAL brand across generations and help families live vibrant lives through continued product innovation into gummies and chewable product formats for children and increased labeling and packaging coordination across products for adults and children.

Best Selling Products from Our KAL Portfolio

Zhou

Zhou is a digitally native, millennial-focused brand with a mission to create solutions that bring out the greatness inside of its wellness-seeking consumers. Initially focused solely on Amazon, where it enjoys an average rating of approximately 4.5 out of 5.0 for its products on Amazon and 12 different badges, Zhou is now successfully expanding into brick and mortar channels. Founded in 2014 and acquired in fiscal 2017, Zhou’s strong brand resonance with its consumer base provides opportunity for further share capture through existing products and new innovations, as well as expanded distribution across priority channels. Zhou is one of the fastest growing brands measured by consumer interest (web traffic), with a NPS of 76, well exceeding competitor average NPS of 38. The brand’s formulations blend ancient wisdom with modern research to offer a product portfolio comprised of products such as Hairfluence, a premium hair growth formula, Elder-Mune elderberry gummies, Black Seed Oil, Neuro-Peak and Collagen Peptides. Zhou’s best-selling products have been featured in Vogue, Chicago Tribune and Forbes, and the brand is a multiple-time winner of the Better Nutrition Best of Supplements Award, for its Thyroid Support product in 2019 and Calm Now product in 2020.

Best Selling Products from Our Zhou Portfolio

Zand Immunity

Zand Immunity provides herbal immunity support with pure, simple ingredients for a proactive approach to wellness and offers a range of solutions to defend, attend and restore the body. Zand Immunity experienced significant growth in fiscal year 2020, growing net sales 172% year over year. In 2020, we realigned Zand Immunity’s positioning from a line of natural lozenges into a full-spectrum immunity offering in order to capture on-trend demand, as we believe consumer focus on immunity will provide sustained tailwinds for future brand growth. In addition to lozenges, the product portfolio includes Orange C, Elderberry Zinc, and Echinacea Zinc gummy products. Products are sold through the natural and specialty retail, online and international channels, and the brand has also recently entered the FDM channel.

Best Selling Products from Our Zand Immunity Portfolio

Nu U

Nu U is a United Kingdom-based, digitally native brand with more than fifty products in multi-language labels that all meet European Union regulations. Products are sold through the online channel, on Amazon as well as through Nu U’s own brand website. We acquired Nu U in the first half of fiscal year 2018 because of the brand’s international and digital presence. The product portfolio includes Vitamin D, Bio-Cultures, Biotin, Omega 3 Fish Oil, and Vitamin C. We plan to continue growing Nu U’s online brand presence by expanding into Western Europe through online sales.

Best Selling Products from Our Nu U Portfolio

Heritage Store

Heritage Store, established in 1969, is a self-care brand with positive energy and clean, plant-based ingredients. Product formulations are rooted in botanical and timeless ingredients that have been used for generations. With a consumer base aged 24 to 35 that demonstrates a high level of engagement, as measured by social media interactions, we believe Heritage Store has significant opportunity for continued growth. Heritage Store recently won the 2021 Best of Natural Beauty Award from Better Nutrition magazine for its Rosewater Refreshing Facial Mist, which has also been featured in magazines such as Vogue, Allure and Marie Claire. The brand’s diversified product portfolio emphasizes soul-to-skin beauty and includes rosewater, castor oil and gel cream. Products are sold through the Natural and Specialty Retail, online and international channels and the brand has also recently entered the FDM channel. We believe that Heritage Store is poised for significant growth based on its strong resonance with the millennial consumer and natural beauty and self-care mega-trends.

Best Selling Products from Our Heritage Store Portfolio

Life Flo

Life Flo, a women-led and operated brand, offers products specific to the health and wellness needs of women over the age of 40. The brand is committed to educating women about the biology behind hormone health and body changes, while developing the supplements to bring absolute balance to their lives. Within the extensive line of over 150 products, key categories include Magnesium, Rosehip and USP Progesterone. Products are sold through the Natural and Specialty Retail, online and international channels. Life Flo is a three time winner of Whole Foods Magazine Natural Health and Beauty Aids Industry Choice Awards for its Organic Pure Rosehip Oil product in 2020, as well as its Progesta-Care personal care product in both 2017 and 2013. We believe that Life Flo is positioned well for continued growth by expanding its distribution to meet consumers where they are shopping.

Best Selling Products from Our Life Flo Portfolio

In addition to our core brands, our portfolio includes additional brands that offer a full spectrum of wellness and self-care offerings to The Better Being Co. consumers.

Marketing

Our multi-pronged, consumer-driven marketing strategy has been instrumental in enhancing awareness, attracting new consumers and positioning for our portfolio of brands. Our highly curated brand portfolio emphasizes a differentiated positioning and purpose for each of our brands in order to target a unique consumer and the marketing strategy for each of our core brands is tailored to that brand’s unique targeted audience. We inspire everyday confidence by prioritizing transparency and expert-backed evidence in our product messaging.

While each of our brands has a dedicated 360-degree marketing strategy to reach consumers with multiple touchpoints, all are underpinned by disciplined, results-driven metrics such as ROAS and Customer Acquisition Cost. We estimate that our ROAS for Solaray and Zhou for our online channels were 7.2 and 5.4, respectively, in the first three months of calendar year 2021 compared to our company benchmark of 3.0. We use performance driven digital marketing, including through our various brand websites and social media channels, to communicate news about our brands directly to consumers who access our websites and social media sites and to provide information about our branded lines and the various products within each brand.

Our Solaray marketing strategy is aimed at consumers who want to live a wellness-focused lifestyle. These enthusiasts and serious wellness seekers are targeted through social, paid media, PR, digital and trade marketing. Highlights of our most recent campaign, launching in 2021, include our consumers interacting with our products surrounded by breath-taking scenery from our “backyard” in Utah, to be used in digital amplification with the potential to also utilize national TV advertising. We recently launched new packaging for our Solaray brand to enhance readability to appeal to “do-it-yourself” health enthusiasts, and we are also optimizing our Solaray website and aim to launch a new campaign in summer of 2021. Other creative methods of outreach to consumers include a content hub where Solaray delivers an educational content hub, leveraging our long-standing Expo East and West presence with a dedicated booth, and amplified reach through strategic retail partnerships.

Our KAL marketing strategy is aimed at family-first health enthusiasts who value high-quality multivitamins and functional solutions to address the needs of the entire family. We target these consumers through multiple touchpoints including search, email marketing, paid and organic social media, sampling, swag and our recent packaging redesign.

Our Zhou marketing strategy is aimed at wellness seeking consumers aged 27 to 37 who are new to the category, identifying gaps in their health and wellness, and attracted to benefit-focused solutions. Our marketing initiatives for the brand range from entry-level supplement education for benefit-driven products to initiatives driving consumers deeper into the category by adding additional single stream products into their wellness regime. For example, consumers initially purchasing our Neuro-Peak product will be introduced to purchase our Ashwaganda product. To engage with our Zhou consumers, we employ our website and blog, email and text to deliver relevant and timely communication, PR and media, YouTube ads and organic social media following and a highly engaged influencer group.

Our Heritage Store and Life Flo marketing strategies employ our brand websites and blog posts, email marketing, organic and paid social engagement with consumers, and an influencer and gifting strategy to increase social engagement and educate our consumers about the functions, uses and benefits of our products. We also utilize paid partnerships with our Life Flo brand for integrated coverage in editorials, email, social media and websites of publications.

Customers

We are committed to ensuring consumers have access to our products, with broad global omnichannel distribution. We sell our products domestically and in more than 65 countries globally, including in the United Kingdom, Spain, Romania, Denmark and Norway. We believe that our creative and effective marketing strategies make us a partner of choice for our existing and potential retail partners, driving in-store and online traffic resulting in incremental sales in the vitamins, minerals and supplements and personal care categories. Our top five customer sales accounts account for approximately 30% of our net sales, with our top customer accounting for approximately 8% of our net sales.

We believe that we are one of the largest suppliers to the Natural and Specialty Retail channel, a trusted leadership position developed over several decades through sustained quality of our offerings with strong consumer appeal and consistency of supply. The channel consists of independent stores in addition to national and global chains such as Whole Foods, Sprouts and Natural Grocers, and typically customers of these stores value natural ingredients, quality, potency, selection and customer support. Our long-lasting leadership position in the Natural and Specialty Retail channel also positions us well to capture incremental growth through new, innovative product launches. For example, we secured distribution in approximately 1,000 Natural and Specialty Retail doors within the first five months of launching the new ImmuFIGHT product under the Solaray brand in November 2020.

We have proven success across online platforms, including an established own-brand and authorized third-party Amazon presence, online sites of our retail partners, specialty health and wellness online retailers and our own brand websites. Through our Amazon store and selected partners, we believe that our online sales represent an opportunity for sustained growth across our platform of brands. Our growth online has historically been driven by organic search, and we intend to continue to drive growth by increasing our investment in this channel.

We have recently successfully entered the FDM channel with our Zhou, Heritage Store and Zand Immunity brands. We see FDM as a significant whitespace opportunity because we are underpenetrated in the channel, and with our deep consumer insights, believe our brands will resonate well with the FDM consumer, which will continue to position us well as a preferred partner for FDM customers. We have secured over 68,000 new points of distribution in 2021 at leading FDM retailers such as Kroger, Target, and Walmart.

In addition to our 4,400 retail partners, we distributed our product to almost 1,000 holistic health practitioners in fiscal year 2020.

Innovation

Our ability to consistently deliver new product innovation and bring novelty to our consumers is a key component of our research and development. We have a strong track record of leveraging our in-house, world-class research and development capabilities and our state-of-the-art laboratory to constantly enhance our product assortment to meet the evolving health and wellness needs of our consumers. We are able to launch new products in as quickly as 12 months while taking great care in ensuring their quality of our new technologies and products. Over the course of the last three years, we launched almost 400 new products including Solaray Mycrobiome Probiotic, Zhou Elder-Mune Elderberry gummies and Zhou Elder-Mune Zinc gummies. Our team of scientific advisors and seven in-house scientists and chemists, 57% of whom have PhDs, currently maintain an innovation pipeline of approximately 150 products that aim to incorporate beneficial ingredients, improve formulations or delivery forms and expand product formats. We source inspiration for our products from multiple places, including consumer research, health and wellness industry trend assessments, direct consumer feedback and engagement from our retail partners. We plan to incorporate pre-launch concept testing going forward to further determine acceptance of our products from consumers. Our products undergo rigorous quality testing to ensure that they meet all regulatory requirements. We strive to continuously enhance our product assortment and expand into adjacent categories where we have high demand from our consumers.

Suppliers

We seek to provide the highest quality products to our customers and consumers through our supply chain strategy, which includes significant investments in quality ingredients from traceable sources, scientific personnel and product testing. We have multiple source capabilities for the majority of our products and purchase our raw materials from numerous well-established and reputable domestic and global suppliers. We source from a variety of suppliers and our largest supplier represented less than 10% of our total raw material spend in fiscal 2020. We manage the risk of any potential supply interruptions by maintaining sufficient inventory reserves and in most cases have multiple sources of alternative suppliers in addition to our principal suppliers. We also work with our suppliers to create additional production capacity to meet elevated demand as appropriate. We test all of our raw materials in our state-of-the-art laboratory in order to ensure safety, purity and potency of active ingredients. We maintain a team in Shanghai who is dedicated to quality and controlling commodity costs.

Manufacturing

We have a vertically integrated, state-of-the-art manufacturing facility where we manufactured approximately 85% of our products in fiscal year 2020, based on net sales. We maintain full control of our product quality and availability, while reducing production costs, by manufacturing the vast majority of our products in our approximately 700,000 square feet facility in Ogden, Utah. Our manufacturing process generally consists of the following operations: measuring ingredients for inclusion in products; blending, grinding, processing and chilsonating ingredients into a mixture with a homogeneous consistency; encapsulating, tableting, pouring, pouching, bagging or boxing the blended mixture into the appropriate dosage form using either automatic or semiautomatic equipment; bottling and packaging.

To maintain flexibility in our manufacturing process and to deliver novel product formats, we also maintain relationships with a network of contract manufacturers, including gummy manufacturers and packagers. Over the last 12 months, 10 co-manufacturers have accounted for 81% of our total outsourced manufacturing and we have ensured quality control by testing all products that come from co-manufacturers through our lab. We also leverage our raw materials suppliers for our co-manufacturers and as such we have experienced limited and manageable disruption during the majority of the COVID-19 pandemic.

Due to our owned and agile manufacturing capabilities, we were able to meet the heightened consumer demand for our products during the COVID-19 pandemic with limited impact on delivery of our top selling items to our retail partners or consumers. We prioritized supply chain flexibility to be able to adjust to fluctuations in demand. We are passionate about our operational endeavors to increase solar power, introduce recycled packaging and offset our carbon emissions. In addition, we have certifications for the various product manufacturing applications in which we participate. For example, for liquids manufacturing, we have Safe Quality Food (SQF) and kosher certifications.

Distribution and Logistics

We have diverse distribution capabilities that allow us to execute an omnichannel business with leading global retailers. We leverage leading distribution partners around the world to ensure that consumers are able to purchase our products at their preferred marketplace. We fulfill all customer orders ourselves domestically and maintain relationships with a network of third-party logistics providers. Over the year-to-date period ending February 28, 2021, on an average monthly basis we have executed the following shipments to our customers:

•	1,300 shipments to leading U.S. online and offline retailers, including Amazon;

•	14,000 shipments directly to consumers; and

•	30,000 shipments to leading Natural and Specialty Retail stores.

In addition, we were able to leverage prior investments in our distribution and logistics infrastructure as well as our strong retailer and supplier relationships to operate with minimal disruption throughout the COVID-19 pandemic. We collaborated with retailers to fulfill demand and provided transparency regarding product allocation.

Culture and Values

We are a team of passionate, experienced and mission-driven individuals who lead with a growth mindset. We are committed to empowering and inspiring people to feel their very best and we strive to be the most trusted natural source for health and wellness, inside and out. As such, our teams work tirelessly to provide constant, science-driven innovation and products of the highest quality across our entire wellness portfolio. In addition, our team is focused on cross-functional collaboration including corporate insights, manufacturing, inventory, sales and marketing, with a goal to driving towards market-leading execution.

Values that drive our business:

•	Integrity: we believe the strength of our character catapults us into the future;

•	Transparency: we are open and strive for constant improvement;

•	Contribution: we embrace collaboration as we believe it fosters invaluable innovation;

•	Discipline: we have a determination and resolve, which enables discovery;

•	Respect: we have mutual appreciation and admiration, which inspires ingenuity; and

•	Enthusiasm: we are passionate and have the zeal to galvanize new ideas.

We are proud that our leadership and employee population is diverse. As of September 30, 2020, 40% of our senior management team and 49% of our employees were female. In addition, 40% of our executive management team and 39% of our employees identify as minority, including 32% as Black, Hispanic, or Latino. We support and celebrate all diversity and are committed to providing an inclusive, equitable and safe workplace for all of our employees. We believe we have been able to attract high-caliber employees because of our reputation, prioritization of sustainability and corporate responsibility, holistic focus on our team members and commitment to developing, empowering, supporting and promoting our employees, which is a core element of our leadership and culture.

Competition

In the broader health and wellness economy, we primarily compete within the highly fragmented global vitamins and minerals market. Within the Natural and Specialty Retail channel, our competitors include a small handful of large, nationally-known brands, many smaller niche competitors, and private label brands. Retailers such as Whole Foods Market, Vitamin Shoppe, Sprouts Farmers Market, Natural Grocers and many Natural and Specialty retailers also sell a portion of their offerings under their own private labels, which are often sold at a discount to branded products. Within the FDM channel, our competitors also include large, nationally-known brands and many smaller brands, manufacturers and distributors of nutritional supplements. Private label products of our customers also provide competition to our straight-letter-focused products. In the online channel, we have a similar set of competitors as the Natural and Specialty Retail and FDM channels.

We have positioned our products to meet the needs of our customers in each of these channels in order to succeed in the global vitamins and minerals market. We believe that our retail partners will increasingly align themselves with companies that offer a wide variety of high-quality brands and products, have a loyal consumer base, support their brands with strong marketing and education programs and provide consistently high levels of customer service. We differentiate ourselves from our competitors through our comprehensive line of products and brands, premium brand names, commitment to quality, sophisticated marketing, ability to rapidly introduce innovative products, and storied legacy as a company on the frontier of wellness.

Intellectual Property

We own more than 400 trademarks that have been registered with the United States Patent and Trademark Office and have filed applications to register additional trademarks. In addition, we claim domestic trademark and service mark rights in numerous additional marks that we use. We own a number of trademark registrations in countries outside the United States. Federally registered trademarks in the United States have a perpetual life, as long as they are maintained and renewed on a timely basis and used properly as trademarks, subject to the rights of third parties to seek cancellation of the trademarks if they claim priority or confusion of usage. Most foreign trademark offices use similar trademark renewal processes. We regard our trademarks and other proprietary rights as valuable assets and believe they make a significant positive contribution to the marketing of our products.

We protect our legal rights concerning our trademarks by appropriate measures, which may include legal action. We possess a portfolio of both registered and unregistered (i.e., common law) trademarks. In certain circumstances, we seek and obtain registrations for our trademarks, which may confer certain advantages, and the decision to register a trademark is made on a case by case basis. We have registered and intend to register certain trademarks in certain limited jurisdictions outside the United States where our products are sold, but we may not register all or even some of our trademarks in every country in which we conduct business or intend to conduct business.

We own five U.S. patents but generally do not seek patent protection for our products. Our patents expire between January 4, 2022 and January 26, 2035. We sell a number of products that include patented ingredients. We purchase these ingredients from parties that we believe have the right to manufacture and sell those ingredients to us. However, there are a large number of patents that have been granted or applied for in the dietary supplement industry, and there may be an increased possibility that third parties will seek to compel us and our competitors to purchase their patented ingredients or file infringement actions. The cost of these patented ingredients is typically higher than the cost of non-patented ingredients.

We are currently involved in various trademark cases that have arisen in the ordinary course of business. See “Legal Proceedings.” For additional information regarding the risks related to our intellectual property, see the section titled “Risk Factors—Risks Related to Intellectual Property.”

Government Regulation

The research, development, testing, quality control, import, export, safety, substantiation, storage, recordkeeping, approval (when required), processing, formulation, manufacturing, packaging, labeling, advertising, promotion, marketing, distribution, sale, post-market monitoring and post-market reporting of our products are subject to regulation by one or more U.S. federal agencies, including the FDA, the FTC, the Consumer Product Safety Commission (“CPSC”), the United States Department of Agriculture, and the Environmental Protection Agency. Our activities are also regulated by various governmental agencies for the states and localities in which our products are sold, as well as by governmental agencies in certain countries outside the United States in which our products are sold.

The FDA, under the Federal Food, Drug, and Cosmetic Act (“FDCA”), regulates, among other things, the formulation, manufacturing, packaging, labeling, distribution, and sale of food, including dietary supplements, and over-the-counter (“OTC”) drugs, including homeopathic drugs. The FTC regulates the advertising of these products. Among other matters, regulation by the FDA and the FTC is concerned with product safety and claims made with respect to a product’s ability to provide health-related benefits. The National Advertising Division (“NAD”) of the Council of Better Business Bureaus oversees an industry-sponsored, self-regulatory system that permits competitors to resolve disputes over advertising claims. The NAD is not a governmental agency and, as such, does not have formal enforcement authority. However, where a company declines to participate in the NAD process or participates but then refuses to comply with the NAD’s recommendation, the NAD refers such matters to the relevant governmental agency for follow up as appropriate, and frequently this includes the FTC, the FDA, or the EPA.

Federal agencies, primarily the FDA and the FTC, have a variety of procedures and enforcement remedies available to them, including initiating investigations, issuing warning letters and cease-and-desist orders, requiring corrective labeling or advertising, requiring consumer redress (for example, payments to consumers who purchased products later considered to be deceptive), seeking injunctive relief or product seizures, imposing civil penalties or commencing criminal prosecution. In addition, certain state agencies have similar authority. These federal and state agencies have in the past used these remedies in regulating participants in the food, dietary supplement and over-the-counter drug industries, including pursuing settlements that involved millions of dollars of payments to consumers against a few industry participants.

Foods and Dietary Supplements

Some of our products are regulated as conventional foods under the Nutrition Labeling and Education Act of 1990 (“NLEA”). The NLEA amended the FDCA to establish additional requirements for ingredient and nutrition labeling and labeling claims for conventional foods.

The Dietary Supplement Health and Education Act (“DSHEA”) amended the FDCA to establish a new framework governing the composition, safety, labeling, manufacturing and marketing of dietary supplements. DSHEA defines dietary supplement products to be a category of “foods” under the FDCA, and they are regulated as such by the FDA. Under federal law, dietary supplements are defined in relevant part as a product (other than tobacco) intended to supplement the diet that bears or contains a vitamin, mineral, herb or other, botanical, an amino acid, a dietary substance for human use to supplement the diet, or a concentrate, metabolite, constituent, extract, or combination of such dietary ingredients. Dietary supplements may not include articles that are approved as new drugs or biologics or that have been authorized for investigation as new drugs or biologics for which substantial clinical investigations have been instituted and made public, unless the article was marketed as a dietary supplement or food prior to such approval or authorization.

Generally, under DSHEA, dietary ingredients that were marketed in the United States before October 15, 1994 may be used in dietary supplements without notifying the FDA. However, a “new dietary ingredient” (a dietary ingredient that was not marketed in the United States as a dietary supplement before October 15, 1994) must be the subject of a new dietary ingredient (“NDI”) notification to the FDA at least 75 days prior to marketing unless the ingredient has been present in the food supply as an article used for food in a form in which the food has not been chemically altered. An NDI notification must provide the FDA with evidence of a history of use or other evidence of safety establishing that the ingredient is reasonably expected to be safe for its intended use.

Conventional foods (and ingredients other than “dietary ingredients” in dietary supplements) are also subject to product constituent requirements applicable to foods more generally. Specifically, any substance that is reasonably expected to become a component of food or added to food is a food additive, with a few exceptions, and is therefore subject to FDA premarket review and approval, unless the substance is generally recognized among experts qualified by scientific training and experience to evaluate its safety, as having been adequately shown through scientific procedures or, in the case of a substance used prior to January 1, 1958, through experience based on common use in food, to be safe under the conditions of its intended use, a standard referred to as “generally recognized as safe,” or GRAS. A food additive must either already be included within one of the number of FDA regulations authorizing the use of certain food additives under certain conditions of use or be approved for use by the FDA. To obtain approval for use of a food additive, a manufacturer must submit a petition to the FDA with sufficient data to demonstrate reasonable certainty of no harm at the intended levels of use. Any food that contains an unapproved food additive is considered adulterated under the FDCA.

Ingredients that are determined to be GRAS do not fall within the definition of a food additive, which, as noted above, requires mandatory premarket approval. Food and dietary supplements are also subject to cGMP regulations. For example, the dietary supplement cGMPs cover manufacturers and holders of finished dietary supplement products, including dietary supplement products manufactured outside the United States that are imported for sale into the United States. Among other things, the regulations: (a) require identity testing on all incoming dietary ingredients, (b) call for a “scientifically valid system” for ensuring finished products meet all specifications, (c) include requirements related to process controls, including statistical sampling of finished batches for testing and requirements for written procedures and (d) require extensive recordkeeping.

Dietary supplements are also subject to certain adverse event recordkeeping and reporting requirements. Specifically, companies that manufacture or distribute dietary supplements must report serious adverse events allegedly associated with their products to the FDA and are required to institute recordkeeping requirements for all adverse events (serious and non-serious).

The Food Safety Modernization Act (“FSMA”), enacted January 4, 2011, amended the FDCA to significantly enhance the FDA’s authority over various aspects of food regulation. The FSMA granted the FDA mandatory recall authority when the FDA determines there is a reasonable probability that a food is adulterated or misbranded and that the use of, or exposure to, the food will cause serious adverse health consequences or death to humans or animals. Other changes include the FDA’s expanded access to records; the authority to suspend food facility registrations and require high risk imported food to be accompanied by a certification; stronger authority to administratively detain food; the authority to refuse admission of an imported food if it is from a foreign establishment to which a U.S. inspector is refused entry for an inspection; and the requirement that importers verify that the foods they import meet domestic standards.

One of the FSMA’s more significant changes is the requirement of preventive controls for food facilities required to register with the FDA, except finished dietary supplement facilities in compliance with cGMPs and with the serious adverse event reporting requirements. Although finished dietary supplements are exempt from the preventative controls requirements, the exemption does not apply to the manufacturing, processing, packing, or holding of dietary ingredients, which are subject to FSMA’s preventive controls rule. The FDA issued a final rule regarding the preventative controls and good manufacturing practice regulations on September 17, 2015. The final rule requires that facilities develop and implement preventive controls (including supplier controls) to assure that identified hazards are significantly minimized or prevented, monitor the effectiveness of the preventive controls, and maintain numerous records related to those controls. Another significant change related to FSMA is the requirement that importers implement a foreign supplier verification program.

The FTC and the FDA continue to challenge what they consider to be unsubstantiated or unsafe weight-loss products, and have also coordinated enforcement against dietary supplement claims in other areas, including children’s products.

The Consumer Product Safety Improvement Act of 2008 (“CPSIA”) primarily addresses children’s product safety but also improves the administrative process of the CPSC. Among other things, the CPSIA requires testing and certification of certain products and enhances the CPSC’s authority to order recalls. This includes regulations regarding child-resistant packaging issues, i.e., the Poison Prevention Packaging Act.

OTC Homeopathic Drugs

We market various OTC homeopathic drug products. Homeopathic drugs have a unique regulatory status under the FDCA. Specifically, homeopathic drugs were historically required to meet the standards of strength, quality, and purity set forth in the Homeopathic Pharmacopeia of the United States (“HPUS”). The FDA previously established a compliance policy addressing the lawful sale of homeopathic drugs under the FDCA. In 2015, homeopathic products received increased regulatory scrutiny. Specifically in April 2015, the FDA held a public hearing and solicited public input about the current use of products labeled as homeopathic, and the FDA’s regulatory framework for such products.

In 2017, FDA issued a draft guidance describing FDA’s intent to switch to a risk-based enforcement approach to homeopathic products marketed without FDA approval. In the 2017 draft guidance, FDA indicated that it would withdraw the CPG once it finalized the new guidance, because, according to the Agency, the CPG was inconsistent with a risk-based approach to regulatory and enforcement action. In October 2019, FDA announced that it was withdrawing the CPG because it no longer reflected the Agency’s current thinking. At that same time, the FDA issued a revision to the 2017 draft guidance. The revised draft guidance includes a definition of “homeopathic drug product” for purposes of the guidance, additional explanation of some of the safety issues that contributed to the development of the draft guidance, and clarification of FDA’s intent to use risk-based factors to prioritize enforcement and regulatory actions involving the marketing of unapproved homeopathic products. Under this 2019 draft guidance, the FDA has indicated that it intends to prioritize enforcement over homeopathic drugs marketed without approval where there are reports of injury raising potential safety concerns, where the ingredients in the products are associated with potentially significant safety concerns, where the routes of administration are other than oral or topical (e.g., injectable or ophthalmic routes of administration), where the intended uses are for prevention or treatment of serious and/or life-threatening diseases or conditions, where the products are intended for vulnerable populations (e.g., infants, children, the elderly, or pregnant women), and where the products have significant quality issues.

In addition to the regulatory scrutiny over homeopathic products by the FDA, the FTC is concerned about whether homeopathic drug marketing is deceptive or unfair pursuant to the FTCA. The FTC evaluated advertising for homeopathic products in 2015 and subsequently issued an enforcement policy statement in 2016 to clarify how it believes homeopathic products may be able to be marketed in a non-deceptive manner, including by using a disclosure that clarifies that the products are based on theories of homeopathy and not subject to FDA approval.

In recent years, state courts have concluded that, because homeopathic drugs are not approved or marketed pursuant to an FDA regulation, claims against a manufacturer of a homeopathic drug are not preempted by the FDCA. Consequently, a plaintiff’s actions under state consumer protection laws for lack of substantiation have been allowed to proceed. Ignoring the unique character of homeopathic drug products, a plaintiff’s claims in these actions have been based on the evidence standard applied to conventional drugs. Generally, these actions involve claims for significant monetary damages.

Cosmetics

A number of our personal care products are regulated by the FDCA as cosmetics. Such products are subject to regulation by the FDA. Such products and their ingredients do not require premarket approval or review prior to sale, but are subject to specific labeling regulations. While the FDA has not promulgated specific cGMPs for the manufacture of cosmetics, the FDA has provided guidelines for cosmetic manufacturers to follow to ensure that their products are neither misbranded or adulterated. In addition, the FDA’s regulations restrict certain ingredients for use in cosmetics, and the FDCA defines a cosmetic to mean a product intended to be rubbed, poured, sprinkled, or sprayed on, introduced into, or otherwise applied to the human body for cleansing, beautifying, promoting attractiveness, or altering the appearance. Consequently, cosmetics may only be marketed with claims that suggest they are intended to affect the appearance, to cleanse, or to beautify or promote attractiveness, and not for any use to affect the structure or function of the body or to cure, mitigate, treat, or prevent diseases or other conditions. The FDA is active in enforcing these requirements and restrictions.

USDA Regulation of Organic Claims

We market various products with organic claims. The U.S. Department of Agriculture’s National Organic Program (“NOP”) has established requirements for making organic claims. When the NOP rule was published in December 2000, the labeling of dietary supplements (as well as other non-food products, such as cosmetics) was stated as “outside the scope of these regulations.” However, in August 2005, NOP announced that any raw or processed agricultural product that meets NOP standards can be labeled and marketed as organic “irrespective of the end use of the product.” As such, provided that they contain agricultural products derived from organically produced plants or animals and comply with NOP regulations, dietary supplements and cosmetics may be marketed as organic or containing organic ingredients.

Other U.S. Laws and Regulations

All states regulate foods and drugs under laws that generally parallel federal statutes. We are also subject to state consumer health and safety regulations, such as the California Safe Drinking Water and Toxic Enforcement Act of 1986 (“Proposition 65”). Violation of Proposition 65 may result in substantial monetary penalties and compliance with Proposition 65 is a major focus. Contemplated changes in the Proposition 65 labeling requirements could potentially lead to substantial costs. There have also been proposals in state legislation to prohibit sale of certain weight loss and sports nutrition products to consumers under age 18, which could impact the marketing of products within these categories.

In July 2016, the National Bioengineered Food Disclosure Standard was enacted. This law mandates that the Agricultural Marketing Service of the USDA develop regulations for the labeling of foods, including dietary supplements, that contain ingredients that have been genetically engineered.

Although none of our products are currently covered by any third-party payor, including any commercial payor or government healthcare program, we may nonetheless be subject to a number of federal and state healthcare regulatory laws that restrict business practices in the healthcare industry. These laws include, but are not limited to, federal and state anti-kickback, false claims, and other healthcare fraud and abuse laws, some of which apply to items or services reimbursed by any third party payor, including self-pay patients.

Foreign Laws

The sale of our products in countries outside the United States is regulated by the governments of those countries. The sale of our products outside the United States primarily occurs in the following jurisdictions:

Canada

Food Products. Some of our products are considered foods in Canada. Food products are governed by the Food and Drugs Act (“FDA”) as well as the Safe Food For Canadians Act (“SFCA”). The SFCA regulates certain activities associated with food production, such as manufacturing, preparing, grading, packaging, labelling, importing and exporting, and establishes food safety protocols for establishments handling food products. The FDA elaborates on the requirements for labelling, ingredients, permitted additives and food claims. The federal regulator responsible for enforcing food related matters is known as the Canadian Food Inspection Agency (“CFIA”). In Canada, foods are meant to satisfy thirst/hunger, are a source of nutrients and can be consumed ad libitum. Foods are restricted from making health or disease reduction claims, subject to certain exceptions. Our facilities involved in manufacturing, labelling, packaging, import, export, distribution and/or warehousing of food products may be subject to meeting minimum statutory good manufacturing practices, including in some instances food establishment licensing. Licensed facilities are regularly subject to inspections and audits by CFIA for compliance, failure of which may result in revocation of establishment licenses.

Natural Health Products. Canadian regulations do not have a category called “dietary supplements”; rather, many products that are regulated as dietary supplements in the U.S. are considered natural health products (“NHP”) per the Canadian regulatory system. Health Canada and its agencies and directorates administer and enforce the FDA and the Natural Health Products Regulations (“NHPR”), including applicable pre-market licensing and approvals, permissible formulations, and minimum standards for manufacturing practices. Health Canada also administers and enforces the prescribed requirements for packaging and labelling obligations, as well as restrictions on permissible advertising claims.

Our NHPs have Product Licenses issued by Health Canada. These pre-market approvals may require submission of information regarding our products, such as ingredients/formulation, manufacturing, testing and labelling of the relevant product. Permissible advertising claims for our NHP products are specifically limited to what is approved in the product terms of market authorization. Health or therapeutic claims can be made about NHPs, provided they are supported and approved by Health Canada. Collectively, these requirements are more detailed and prescribed than U.S. regulations applicable to dietary supplements, particularly in the pre-market stage.

Similarly, our facilities involved in manufacturing, distribution and/or warehousing of NHPs may be subject to meeting minimum statutory good manufacturing practices and may require Site Licenses issued by Health Canada. Licensed facilities are regularly subject to inspections and audits by Health Canada for compliance, failure of which may result in revocation of facility licenses.

Cosmetics. Cosmetics are substances manufactured, sold or represented for use in cleansing, improving or altering the complexion, skin, hair or teeth. Cosmetics are also governed by the FDA and its Cosmetic Regulations. These regulations set out the labelling, packaging and ingredient restrictions for all cosmetics. Therapeutic claims and health claims are prohibited for cosmetics. Health Canada is also the regulator responsible for cosmetics and has established a Cosmetic Ingredient Hotlist (“Hotlist”). The Hotlist lists substances that are prohibited or restricted (e.g. AHAs) in cosmetics. We are required to submit a Cosmetic Notification Form (“CNF”) to Health Canada after first selling our cosmetic products in Canada. We are required to disclose in the CNF information about the manufacturer, the product, and its ingredients and, in some cases, images of the label or inserts. Failure to submit the CNF may result in the product being removed from sale or barred from entering Canada. In general, Health Canada and the CFIA have broad remedial powers to enforce applicable laws, including inspection, seizure, forfeiture, removal and destruction of product, as well as civil and criminal prosecution.

European Union (EU)

Food Supplements. Food supplements, as defined, are subject to the Directive 2002/46/EC of the European Parliament and of the Council of 10 June 2002 on the approximation of the laws of the Member States relating to food supplements (the Food Supplements Directive”). The Food Supplements Directive defines basic labelling requirements and also forms the legal basis for detailed harmonized requirements related to the vitamin and mineral content. Individual Member States also have laws regarding ingredients other than vitamins and minerals in addition to other administrative requirements.

Cosmetics. Cosmetic products form the subject-matter of fully harmonized legislation in the EU. Regulation (EC) No 1223/2009 (the “Cosmetics Regulation”) comprehensively harmonizes the rules in the EU, with the purpose of achieving an internal market for cosmetic products while ensuring a high level of protection of human health.

OTC Homeopathic Medicinal Products. The relevant legal framework for homeopathic medicinal products (including OTC products) is Directive 2001/83/EC of the European Parliament and of the Council of 6 November 2001 on the Community code relating to medicinal products for human use. This directive does not operate as a directly enforceable framework throughout the complete EU, but is implemented in the different legal systems of the Member States. For this reason, the national legal framework of each Member State varies from Member State to Member State.

United Kingdom (U.K.)

Food and Dietary Supplements. Sale of food supplements is governed by the Food Information Regulations 2014 and associated Food Supplements Regulations 2003 (collectively, the “Food Regulations”) and different regulations apply to each country within the U.K.

Under the Food Regulations, sellers of food supplements must register with the local authority and are also required to ensure that their products are safe for consumption and compliant with labelling requirements.

Cosmetics. Cosmetic products in the U.K. are regulated by the Cosmetics Regulation, as implemented by national legislation (applicable to England, Scotland and Wales). The Cosmetics Regulation provides that it is an offense for a responsible person to supply a cosmetic product that, when applied under normal or reasonably foreseeable conditions of use, may cause damage to human health.

OTC Homeopathic Products. In the U.K., homeopathic products are regulated by the Medical and Herbal Products Agency. Homeopathic medicines or remedies must, before being placed on the market, be registered through one of two available routes. Product marketing is subject to the authority of the Advertising Standards Agency.

Environmental Matters

Certain of our operations, properties and products are subject to stringent and comprehensive federal, state and local laws and regulations governing matters including environmental protection, occupational health and safety and the release or discharge of materials into the environment, including air emissions and wastewater discharges. These laws and regulations, among other matters, govern activities and operations that may have adverse environmental effects, such as discharges to air, soil and water, and establish standards for the handling of hazardous and toxic substances and the handling and disposal of solid and hazardous wastes. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of investigatory and remedial obligations and the issuance of orders enjoining some or all of our operations in affected areas.

The trend in environmental regulation is towards increasingly stringent and broader requirements for activities that may affect the environment. Any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly requirements could have a material adverse effect on our operations and financial position. Although we monitor environmental requirements closely and budget for the expected costs, actual future expenditures may be different from the amounts we currently anticipate spending. Moreover, certain environmental laws impose joint and several, strict liability for costs to clean up and restore sites where pollutants have been disposed or otherwise spilled or released. We cannot assure you that we will not incur significant costs and liabilities for remediation or damage to property, natural resources or persons as a result of spills or releases from our operations or those of a third party. Although we believe that we are in substantial compliance with existing environmental laws and regulations and that continued compliance with existing requirements will not materially affect us, there is no assurance that the current level of regulation will continue in the future.

We are also subject to permitting requirements under environmental, health and safety laws and regulations applicable in the jurisdictions in which we operate. As with all governmental permitting processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit to be issued and the conditions that may be imposed in connection with the granting of the permit.

Health and Safety Matters

We are subject to federal, state and local laws and regulations, including the federal Occupational Safety and Health Act, as amended (“OSHA”), and comparable state statutes, whose purpose is to protect the health and safety of workers. OSHA regulations impose various requirements, including with respect to training, policies and procedures and maintenance. We continually strive to maintain compliance with applicable air, solid waste and wastewater regulations; nevertheless, we cannot guarantee that serious accidents will not occur in the future.

Human Capital Management

We recognize that attracting, motivating and retaining passionate talent at all levels is vital to continuing our success. By improving employee retention and engagement, we also improve our ability to support our customers and protect the long-term interests of our stakeholders and stockholders. We invest in our employees through continuously improving benefits and various health and wellness initiatives, and offer competitive compensation packages, ensuring fairness in internal compensation practices.

As of September 30, 2020, we employed 974 people. We also engage temporary employees and consultants. None of our employees are represented by a labor union. We have not experienced any work stoppages. We have high employee engagement and consider our current relationship with our employees to be good.

Facilities

Our corporate headquarters are in Salt Lake City, Utah, where we lease 31,200 square feet of office space as of September 30, 2020.

Our manufacturing and distribution facilities are in Ogden, Utah where we own and lease approximately 700,000 square feet.

Legal Proceedings

From time to time, we have been and may be involved in various legal proceedings and claims arising in our ordinary course of business. With the exception of the below, at this time, neither we nor any of our subsidiaries is a party to, and none of our respective property is the subject of, any legal proceeding that, if determined adversely to us, would have a material adverse effect on us.

Paul Eric Weiss v. Michael D. Burke, et al., in the Delaware Court of Chancery, Case No. 2020-0364-PAF and Asbestos Workers’ Philadelphia Pension Fund v. Michael D. Burke, et al., in the Delaware Court of Chancery, Case No. 2020-0410-PAF.

On May 13, 2020, a purported stockholder, Paul Eric Weiss, brought an action on behalf of himself and those similarly situated against Nutraceutical International Corporation’s former Board of Directors, HGGC Fund III, L.P. and HGGC, LLC, claiming that (i) the Board of Directors breached their fiduciary duties in connection with the November 2017 acquisition of Nutraceutical International Corporation by HGGC Fund III, L.P. and (ii) HGGC Fund III, L.P. and HGGC, LLC aided and abetted those breaches of fiduciary duties. On May 28, 2020, a second purported stockholder, Asbestos Workers’ Philadelphia Pension Fund, brought a substantially similar action. Both actions were filed in the Delaware Court of Chancery and sought unspecified damages. On June 16, 2020, Asbestos Workers’ Philadelphia Pension Fund voluntarily dismissed its action. On August 17, 2020, HGGC Fund III, L.P. and HGGC, LLC answered the complaint filed by Paul Eric Weiss. On April 15, 2021, the parties to the Weiss litigation and the Company stipulated to settle the lawsuit for $17.5 million. Following a hearing held on June 15, 2021, the court issued an order and final judgment approving the settlement, which releases the Company from claims by all class members that arise from the allegations in the Weiss complaint, including all claims relating to the November 2017 acquisition of Nutraceutical International Corporation by HGGC Fund III, L.P.

CORPORATE CONVERSION

We currently operate as a Delaware limited liability company under the name Nutrition Topco, LLC, which directly and indirectly holds all of the equity interests in our operating subsidiaries. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, Nutrition Topco, LLC, will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to The Better Being Co. In this prospectus, we refer to all of the transactions related to our conversion into a corporation as the Corporate Conversion.

The purpose of the Corporate Conversion is to reorganize our corporate structure so that the entity that is offering our common stock to the public in this offering is a corporation rather than a limited liability company and so that our existing equity holders will own our common stock rather than equity interests in a limited liability company.

In conjunction with the Corporate Conversion, all of our outstanding membership interests will be converted into an aggregate of                  shares of our common stock. The number of shares of common stock issuable in connection with the Corporate Conversion will be determined pursuant to the applicable provisions of the plan of conversion.

We expect to remain controlled by our principal stockholder following the Corporate Conversion. After giving effect to the Corporate Conversion and the completion of this offering, our principal stockholder will control                 % of the voting power of our company. For more information on the indirect ownership of our common stock by our principal stockholder and the voting and economic rights associated with each class of our common stock, please read “Principal Stockholders” and “Description of Capital Stock,” respectively.

As a result of the Corporate Conversion, The Better Being Co. will succeed to all of the property and assets of Nutrition Topco, LLC and will succeed to all of the debts and obligations of Nutrition Topco, LLC. The Better Being Co. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material provisions of which are described under the heading “Description of Capital Stock.” On the effective date of the Corporate Conversion, each of our directors and officers will be as described elsewhere in this prospectus. See the section titled “Management.”

Except as otherwise noted herein, the consolidated financial statements included elsewhere in this prospectus are those of Nutrition Topco, LLC and its consolidated operations. We do not expect that the Corporate Conversion will have a material effect on the results of our core operations.

MANAGEMENT

Below is a list of the names, ages, positions and a brief account of the business experience of the individuals who serve as our executive officers, directors and director nominees who are expected to become directors prior to completion of this offering.

Name	Age	Position
Monty Sharma	56	Chief Executive Officer and Director
Ankit Dhawan	50	Chief Financial Officer
Bob Gandert	54	Chief Revenue Officer
Peter Noverr	51	Chief Operating Officer
Jeff Burchfield	44	Chief Legal Officer and Secretary
Steven Leistner	35	Director
Les Brown	56	Director
Bill Conrad	34	Director
Mark Grabowski	45	Director
Zack Werner	35	Director
Brenda Morris	55	Director

Monty Sharma has served as the Company’s Chief Executive Officer and President since he joined in January 2020. Mr. Sharma has over 25 years of experience in health and wellness industry working for CPG and brands. Before joining The Better Being Co., Mr. Sharma served as Chief Executive Officer and President for Jenny Craig and Curves from January 2013 to January 2020. Prior to this, Mr. Sharma served as Chief Executive Officer and President for Atkins from 2007 to 2013. Mr. Sharma was Chief Executive Officer at Naked Juice Company and EAS and held progressive growth positions at Brunswick Corporation/Roadmaster Corporation. Mr. Sharma started his career at Schenck Corporation after receiving his Master of Business Administration and Bachelor of Science in Management from Southern Illinois University at Carbondale and his Bachelor of Commerce from the University of Calcutta in India. We determined that Mr. Sharma’s diverse background, extensive experience in the health and wellness industry, and extensive executive leadership experience qualifies him to serve as a director on the Board.

Ankit Dhawan has served as Chief Financial Officer of The Better Being Co. since October 2019. Mr. Dhawan has more than 20 years of experience in both public and private manufacturing companies across diverse industries. Before joining The Better Being Co., Mr. Dhawan was contracted by HGGC as an operating partner from February 2019 to October 2019, focusing primarily on The Better Being Co. Prior to this, Mr. Dhawan served as CFO of Monument Chemical from October 2017 to September 2018. Before his time at Monument Chemical, Mr. Dhawan served as zonal CFO for North and Latin America regions of Orica from 2014 to 2016. Mr. Dhawan received a Master of Business Administration degree from the University of Delaware. Mr. Dhawan began his career at Engineers India Limited in India after receiving a Bachelor of Engineering degree from Indian Institute of Technology, Roorkee, India.

Bob Gandert has served as the Chief Revenue Officer of The Better Being Co. since April 2020. Mr. Gandert has over 20 years of experience in the nutrition and wellness industry working on CPG brands. Before joining The Better Being Co., Mr. Gandert was the Chief Executive Officer and President for ProSupps Nutrition from July 2018 through March 2020. Prior to this, he was Chief Customer Officer at Simply Good Foods Company/Atkins from 2007 through 2017. Mr. Gandert has held leadership roles at CytoSport and Abbott Labs/EAS. Mr. Gandert started his career working at Kraft and Heinz after receiving his Bachelor of Business Administration from the University of New Mexico.

Peter Noverr has served as Chief Operating Officer of The Better Being Co. since August 2020. Mr. Noverr has more than 20 years of experience in the health and wellness industry building and transforming CPG businesses. Before joining The Better Being Co., Mr. Noverr was the Chief Operating Office for Jenny Craig from 2014 to 2020. Prior to this, Mr. Noverr was CEO/Co-Founder for a diabetes nutrition start-up, Level Foods, which was sold to Boulder Brands in 2013. Preceding Level Foods, Mr. Noverr served as Vice President of Operations for Atkins from 2017 to 2010. Mr. Noverr held leadership roles at Naked Juice and EAS. During his tenure at EAS he received a Master of Business Administration degree from the University of Denver. Mr. Noverr began his career at Brunswick after receiving a Bachelor of Arts degree in Economics from Indiana University.

Jeff Burchfield has served as the Company’s Chief Legal Officer and Secretary since July 2020. Prior to joining the Company, Mr. Burchfield served as Vice President, General Counsel, and Secretary for Craig Holdings, Inc., the parent company of Jenny Craig, from November 2013 to May 2020. Mr. Burchfield also served as Vice President, General Counsel, and Secretary of Curves International, Inc., from July 2012 to March 2018. Mr. Burchfield holds a Bachelor of Business Administration degree in Finance from Baylor University and a Juris Doctor from Baylor University School of Law.

Steven Leistner currently serves as a partner at HGGC, LLC, a position he has held since August 2019 after joining the firm in 2009. In this role, Mr. Leistner is active in the firm’s Fund IV investment in BuilderTrend, Fund III investments in The Better Being Co., Beauty Industry Group, RPX and Denodo, and Fund II investment in Dynata. Prior to joining HGGC, Mr. Leistner was part of McKinsey & Company’s Corporate Finance practice, where he advised clients from a variety of sectors on mergers and acquisitions, joint ventures and strategic alliances. Mr. Leistner has extensive experience as a director, serving on the boards of The Better Being Co., Beauty Industry Group, Selligent, Denodo, Dynata, RPX, 4over, MaMa Rosas, and Act+Acre (early stage partner brand to The Better Being Co.). Mr. Leistner holds a B.S. degree in Economics, summa cum laude, from the Wharton School of the University of Pennsylvania and an M.B.A. from The Stanford Graduate School of Business.

Les Brown currently serves as a partner at HGGC, LLC, a position he has held since January 2008. Mr. Brown brings years of experience as a private equity professional in his role as director. Mr. Brown also current serves on the board for Capital Impact Foundation, HGGC’s affiliated private foundation that provides global charitable support to children’s causes. Mr. Brown has also served as the chairman and on the audit committee and compensation committee of Nutraceutical International Corporation, and served on the boards of Survey Sampling International, Serena Software, and hybris Software, where he also served as chairman of the audit committee. Mr. Brown holds a Bachelor of Science in accounting and Master of Accountancy from Brigham Young University. We determined that Mr. Brown’s extensive experience in management, overseeing executive compensation as a member of compensation committees, finance and accounting qualifies him to serve as a director on the Board.

Bill Conrad brings 12 years of investing experience to the Company in his role as director. Mr. Conrad currently serves as a partner at HGGC, LLC, which he joined in March 2017 as Vice President. Mr. Conrad is active in the firm’s Fund IV investments in Marmic and Aceable, as well as Fund III investments in AMI, Monotype Imaging, Beauty Industry Group and The Better Being Co. Prior to joining HGGC, Mr. Conrad was a Vice President at KPS Capital Partners, working there from August 2011 to January 2017, where he was responsible for identifying, evaluating, and executing control investments across a diverse range of industries. Previously, he worked as an Investment Banking Analyst in the industrial group of UBS. Mr. Conrad holds a B.S. degree in Finance, with honors from the University of Iowa. Mr. Conrad has been an active member on the board of six companies: AMI, Monotype Imaging, Beauty Industry Group, Marmic, 4over, and The Better Being Co. We determined that Mr. Conrad’s experience in investing in consumer, finance and accounting skills, and extensive experience in mergers and acquisitions qualifies him to serve as a director on the Board.

Mark Grabowski has served on our board of directors since the Snapdragon investment in July 2019. Mr. Grabowski is a Managing Partner at Snapdragon Capital Partners, which he founded in 2018, where he focuses on health and wellness as a core investment vertical. From August 2016 to June 2018, Mr. Grabowski was a partner at TPG Growth, where he oversaw the platform’s consumer investments. From January 2007 to August 2016, Mr. Grabowski was a Managing Director at L Catterton, the largest consumer-focused private equity firm globally. Prior to that, Mr. Grabowski worked in private equity at AEA Investors. Mr. Grabowski holds an B.A. degree in Economics from Dartmouth College and an M.B.A. from The Wharton School of the University of Pennsylvania. We determined that Mr. Grabowski’s over 20 years of experience in consumer private equity, and his membership of the board of several consumer companies, qualifies him to serve as a director on the Board.

Zack Werner joined the board as a director in July 2019, bringing his experience as founder of the Maze Group to the Company. Since founding The Maze Group in 2016, Mr. Werner has worked at has served as an investor and advisor for a number of health and consumer-oriented companies. Mr. Werner also currently serves as a member on the board of directors of Waldencast Acquisition Corp., a role he has held since March 2021.

Brenda Morris has over 35 years of experience in finance, accounting and operations roles concentrated in the consumer products, food & beverage, retail and wholesale sectors. Since 2015, Ms. Morris has been a partner with CSuite Financial Partners, a financial executive services team, advising companies with targeted strategic solutions. Prior to that, from 2016 to 2019, Ms. Morris was the Chief Financial Officer for Apex Parks Group, a private equity held operating company, operating amusement parks and family entertainment centers. Ms. Morris has held numerous executive leadership roles throughout her career, and has served as the chief financial officer for a number of companies. Ms. Morris is also a board member and audit committee chair of Boot Barn Holdings, Inc., is on the board of H & W Franchise Holdings, d/b/a Xponential Fitness, a curator of boutique fitness brands and is their audit committee chair and also serves on the Board of Ideal Image Holdings, a chain of medical spas. Ms. Morris also serves on the advisory board of Asarasi, Inc., a privately held tree water company, and she formerly served on the Pacific Lutheran University Board of Regents from 2011 until 2020. Ms. Morris is a board member for National Association of Corporate Directors, Pacific Southwest Chapter, serving California, Arizona and Nevada. Ms. Morris holds a bachelor’s degree in business administration with a concentration in accounting from Pacific Lutheran University and a M.B.A. from Seattle University. We determined that Ms. Morris’s extensive experience in accounting and executive management qualifies her to serve on our board.

Family Relationships

There are no family relationships between any of our executive officers or directors.

Corporate Governance

Board Composition and Director Independence

Our business and affairs are managed under the direction of our Board. Following completion of this offering, our Board will be composed of seven directors. Our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our Board and with the prior written consent of HGGC and M&S, respectively, for so long as the parties hold director nomination rights. Our certificate of incorporation will also provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible. Subject to any earlier resignation or removal in accordance with the terms of our certificate of incorporation and bylaws, our Class I directors will be Mr. Sharma, Mr. Brown and Mr. Grabowski and will serve until the first annual meeting of stockholders following the completion of this offering, our Class II directors will be Mr. Leistner and Mr. Werner and will serve until the second annual meeting of stockholders following the completion of this offering and our Class III directors will be Mr. Conrad and Ms. Morris and will serve until the third annual meeting of stockholders following the completion of this offering. Upon completion of this offering, we expect that each of our directors will serve in the classes as indicated above. In addition, our certificate of incorporation will provide that our directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of our outstanding shares of stock entitled to vote thereon, voting together as a single class for so long as our principal stockholder beneficially owns 40% or more of the total number of shares of our common stock then outstanding. If our principal stockholder’s beneficial ownership falls below 40% of the total number of shares of our common stock outstanding, then our directors may be removed only for cause upon affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of stock entitled to vote thereon. Our charter will provide that our principal stockholder will have the right to designate the Chair of the Board for so long as our principal stockholder or its affiliates beneficially own at least 30% or more of the voting power of the then outstanding shares of our capital stock then entitled to vote generally in the election of directors. Following this offering, Mr. Brown will be the Chair of our Board.

The listing standards of NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.

We anticipate that, prior to our completion of this offering, the Board will determine that Messrs. Leistner, Brown, Conrad, Grabowski and Werner and Ms. Morris meet the NYSE requirements to be independent directors. In making this determination, our Board considered the relationships that each such non-employee director has with the Company and all other facts and circumstances that our Board deemed relevant in determining their independence, including beneficial ownership of our common stock.

Controlled Company Status

After completion of this offering, our principal stockholder will continue to control a majority of our outstanding common stock. As a result, we will be a “controlled company.” Under NYSE rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and corporate governance committee that is composed entirely of independent directors.

Following this offering, we intend to rely on this exemption. As a result, we may not have a majority of independent directors on our Board. In addition, our Compensation and Nominating Committee may not consist entirely of independent directors or be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Board Committees

Upon completion of this offering, our Board will have an Audit Committee and a Compensation and Nominating Committee. The composition, duties and responsibilities of these committees will be as set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Board Member	Audit Committee	Compensation and Nominating Committee
Monty Sharma
Steven Leistner		X
Les Brown	X	X
Bill Conrad
Mark Grabowski	X	X
Zack Werner
Brenda Morris	X

Audit Committee

Following this offering, our Audit Committee will be composed of Mr. Brown, Mr. Grabowski and Ms. Morris, with Ms. Morris serving as chair of the committee. We intend to comply with the audit committee requirements of the SEC and the NYSE, which require that the Audit Committee be composed of at least one independent director at the closing of this offering, a majority of independent directors within 90 days following this offering and all independent directors within one year following this offering. We anticipate that, prior to the completion of this offering, our Board will determine that Ms. Morris meets the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of the NYSE. We anticipate that, prior to our completion of this offering, our Board will determine that Ms. Morris is an “audit committee financial expert” within the meaning of SEC regulations and applicable listing standards of the NYSE. The Audit Committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing our policies on risk assessment and risk management;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the Audit Committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing and discussing with management and our independent registered public accounting firm our earnings releases and scripts.

Compensation and Nominating Committee

Following this offering, our Compensation and Nominating Committee will be composed of Mr. Leistner, Mr. Brown and Mr. Grabowski, with Mr. Brown serving as chair of the committee. The Compensation and Nominating Committee’s responsibilities upon completion of this offering will include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	conducting the independence assessment outlined in NYSE rules with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of the NYSE;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	reviewing and making recommendations to our Board with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K;

•	developing and recommending to our Board criteria for board and committee membership;

•

subject to the rights of HGGC and M&S under the Director Nomination Agreement, identifying and recommending to our Board the persons to be nominated for election as directors and to each of our Board’s committees;

•	developing and recommending to our Board best practices and corporate governance principles;

•	developing and recommending to our Board a set of corporate governance guidelines; and

•	reviewing and recommending to our Board the functions, duties and compositions of the committees of our Board.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the Board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation and Nominating Committee.

Risk Oversight

Our Board will oversee the risk management activities designed and implemented by our management. Our Board will execute its oversight responsibility for risk management both directly and through its committees. The full Board will also consider specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, our Board will receive detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Our Board will delegate to the Audit Committee oversight of our risk management process. Our other committees of our Board will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full Board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Code of Business Conduct and Ethics

Prior to completion of this offering, we intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

EXECUTIVE COMPENSATION

Unless we state otherwise or the context otherwise requires, in this Executive Compensation section the terms “Nutraceutical,” “we,” “us,” “our” and the “Company” refer to Nutraceutical Corporation, for the period up to this offering, and for all periods following this offering, to The Better Being Co.

We are currently considered an “emerging growth company” within the meaning of the Securities Act for purposes of the SEC’s executive compensation disclosure rules. Accordingly, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year-End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to the following “Named Executive Officers,” who are the individuals who served as our principal executive officer during, and the next two most highly compensated executive officers at the end of, the fiscal year ended September 30, 2020. For the fiscal year ended September 30, 2020, our Named Executive Officers and their principal positions were as follows:

•	Monty Sharma, President and Chief Executive Officer of the Company;

•	Ankit Dhawan, Executive Vice President and Chief Financial Officer of the Company; and

•	Bob Gandert, Chief Revenue Officer of the Company.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt in the future may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

Name and principal position	Year	Salary ($)		Option awards ($)(3)	Non-equity incentive plan compensation ($)(4)	All other compensation ($)(5)	Total ($)
Monty Sharma, President and Chief Executive Officer	2020	481,923		275,129	700,000	120,310	1,577,362
Ankit Dhawan, Executive Vice President and Chief Financial Officer	2020	332,831	(1)	93,544	170,000	59,810	656,185
Bob Gandert, Chief Revenue Officer	2020	156,647	(2)	33,012	100,000	50,710	340,369

(1)	Amounts reported include $11,908 of unused vacation payout.
(2)	Amounts reported include $397 of unused vacation payout.
(3)

The amounts reported in the Option Awards column represent the grant date fair value of the incentive units in Norway Topco, LP granted to the Named Executive Officers as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The incentive units are intended to constitute profits interests for federal income tax purposes. Despite the fact that the incentive units do not require the payment of an exercise price, they are most similar economically to stock options. Accordingly, they are classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” The assumptions used in calculating the grant date fair value of the incentive units in Nutraceutical reported in the Option Awards column are set forth in Note 13 to the consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these incentive units and do not correspond to the actual economic value that may be received by the Named Executive Officers for the incentive units. See “—Narrative Disclosure to Summary Compensation Table—Equity Incentive Compensation” below for additional details.
(4)

The amounts reported in the Non-Equity Incentive Plan Compensation column reflect annual bonuses paid to the Named Executive Officers under each executive’s employment agreement or offer letter with respect to the fiscal year ended September 30, 2020. Please see the section entitled “—Narrative Disclosure to Summary Compensation Table—Base Salary and Non-Equity Incentive Compensation” below for additional details.

(5)	The amounts reported in the All Other Compensation column are detailed in the table below:

Name	401(k) Match ($)(1)	Commuting ($)(2)	Car Allowance(3)	Life Insurance ($)(4)	Housing ($)(5)	Total All Other Compensation ($)
Monty Sharma	4,308	82,287	9,725	10,000	13,990	120,310
Ankit Dhawan	7,846	38,357	3,250	—	10,357	59,810
Bob Gandert	4,500	28,768	8,250	—	9,192	50,710

(1)

The amounts reported in the 401(k) Match column reflect 401(k) plan matching contributions made on behalf of the Named Executive Officers during the fiscal year ended September 30, 2020. See below under “—Additional Narrative Disclosure—Benefits and Perquisites” for additional information regarding 401(k) plan contributions.

(2)	The amounts reported in the Commuting column reflect reimbursement for use of a leased private plane for commuting and other business and personal travel.
(3)	The amount reported in the Car Allowance column reflects an allotment to cover certain business vehicle expenses.
(4)	The amount reported in the Life Insurance column reflects reimbursement to Mr. Sharma of up to $10,000 annually for personal term life insurance coverage premiums.
(5)	The amount reported in the Housing column reflects reimbursement for rent expenses.

Narrative Disclosure to Summary Compensation Table

Base Salary and Non-Equity Incentive Compensation

Messrs. Sharma, Dhawan and Gandert’s annualized base salaries at the end of the 2020 fiscal year were $700,000, $340,000 and $325,000, respectively, and their target annual bonuses were 100%, 50% and 50% of base salary. For the 2020 fiscal year, Messrs. Sharma, Dhawan and Gandert received bonus payments of $700,000, $170,000 and $100,000, respectively, based in part on pre-established company performance metrics and based in part on individual achievement. The pre-established company performance metrics for the 2020 fiscal year consisted of the attainment of a certain EBITDA target.

Employment Agreement and Offer Letters

Nutraceutical has entered into a written employment agreement with Mr. Sharma and offer letters with Messr. Dhawan and Gandert that provide for annual base salary, target bonus opportunity, equity grants or an opportunity to participate in our equity plan, severance, paid vacation, commuting and/or business expense reimbursement and eligibility to participate in our benefit plans generally. These agreements were negotiated on an arms-length basis and establish the key elements of compensation. The material terms of the employment agreement and offer letters are summarized below. These summaries are qualified by reference to the actual text of the agreements, which will be filed as exhibits to the registration statement of which this prospectus forms a part.

Mr. Sharma’s Employment Agreement

Nutraceutical entered into an employment agreement with Mr. Sharma on January 8, 2020 (the “Sharma Agreement”). The initial term of employment under the Sharma Agreement is five years, and the term automatically renews for additional one-year periods at the end of the initial term, unless we provide 60 days’ written notice of non-renewal to Mr. Sharma. The Sharma Agreement provides Mr. Sharma, among other things, with: (i) an initial base salary of $700,000, subject to increase (but not decrease) at the discretion of the board of directors of the Company; (ii) a target annual bonus opportunity equal to 100% of Mr. Sharma’s base salary, adjustable up to 150% of his base salary, upon meeting certain performance goals (determined by the board in good faith); (iii) a grant of profits interests (as described below); (iv) eligibility to participate in the employee benefit plans, programs and policies and perquisites maintained by Nutraceutical for its senior executives generally, in accordance with the terms and conditions thereof as in effect from time to time; (v) reimbursement for reasonable travel, lodging, meal and other expenses incurred in connection with Mr. Sharma’s duties, including business class travel for domestic flights, first class travel for international flights and commuting between his Denver, Colorado home and our offices in Park City, Ogden and Salt Lake City, Utah; and (vi) reimbursement of up to $10,000 annually of personal life insurance premiums.

The Sharma Agreement subjects Mr. Sharma to certain restrictive covenants, including confidentiality during the employment term and for five years thereafter and non-solicitation of service providers, non-interference with business relations, non-competition and non-disparagement during the employment term and for one year thereafter.

The Sharma Agreement also provides for certain severance benefits upon a termination of Mr. Sharma’s employment by Mr. Sharma for “good reason” or by us without “cause.” Please see the section entitled “—Potential Payments Upon Termination or Change of Control—Severance Benefits Under the Employment Arrangements” below for more details regarding the severance benefits provided to Mr. Sharma under the Sharma Agreement.

Messrs. Dhawan and Gandert’s Offer Letters

Nutraceutical entered into offer letters with Mr. Dhawan on July 31, 2019 and Mr. Gandert on February 25, 2020. Under their respective offer letters, Messrs. Dhawan and Mr. Gandert’s employment is “at will.” The initial base salary set forth in their offer letters is $340,000 for Mr. Dhawan and $325,000 for Mr. Gandert. Pursuant to their respective offer letters, Messrs. Dhawan and Gandert are eligible for an annual bonus, with a target amount equal to 50% of their base salary and the actual amount based upon the achievement of performance goals established by our compensation committee of the board of directors from time to time. The offer letters provide that Messrs. Dhawan and Gandert are eligible to participate in the employee benefit plans, programs and policies maintained by Nutraceutical from time to time, for equity or equity-based interests in Nutraceutical and for the reimbursement of commuting expenses incurred in connection with travel between Messrs. Dhawan and Gandert’s homes in Denver, Colorado and our corporate offices in the Salt Lake City area.

The offer letters also subject Messrs. Dhawan and Gandert to a perpetual confidentiality covenant.

The offer letters also provide Messrs. Dhawan and Gandert with severance benefits in the event Nutraceutical terminates their employment without “cause” (which is undefined in the letter), subject to their entering into an arbitration agreement with the Company and their timely execution and non-revocation of a general release of claims. Please see the section entitled “—Potential Payments Upon Termination or Change of Control—Severance Benefits Under the Employment Arrangements” below for more details regarding the severance benefits provided to Messrs. Dhawan and Gandert under their respective offer letters.

Equity Incentive Compensation

Nutraceutical has granted equity incentives to our Named Executive Officers through grants of the following incentive units in Norway Topco, LP (the “Partnership”) authorized by the Partnership’s Third Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”): Class C-1 Units, Class C-2 Units, Class C-3 Units and Class C-4 Units (collectively, the “Class C Units”). The Class C Units are subject to time-based vesting requirements. 20% of the Class C Units vest on an initial vesting date set forth in each incentive unit grant agreement, and 10% vest on the last day of each of the eight consecutive six-month periods following the initial vesting date, in each case, subject to continued employment with the Partnership, the Company or their respective subsidiaries. The Class C Units (solely with respect to the time-vesting requirements) are subject to accelerated vesting upon the occurrence of a “change of control” (as defined in the Partnership Agreement) or upon a termination without “cause” (as defined in the Partnership Agreement) or resignation for good reason (as defined in the Partnership Agreement). Additionally, the Class C Units will fully vest on the twenty-four month anniversary of the public offering, provided that the Named Executive Officer remains employed with the Partnership, the Company or their respective subsidiaries on such anniversary date. Generally, Class C Units are entitled to participate in distributions made by the Partnership as long as such Class C Units are vested or if the Class C Unit holder is employed by the Partnership, the Company or their respective subsidiaries at the time of such distribution; provided that such Class C Units are entitled to participate in distributions made by the Partnership only to the extent that the investors of the Partnership receive a target multiple return on investment of at least (i) 1.0x with respect to Class C-1 Units, (ii) 2.5x with respect to Class C-2 Units, (iii) 3.0x with respect to Class C-3 Units and (iv) 3.5x with respect to Class C-4 Units. In the event of executive’s termination of employment with the Company, all unvested Class C Units will be cancelled, and the Partnership may repurchase all or a portion of the vested C Units for their fair market value as of the delivery date of the repurchase notice. Consummation of this offering, by itself, will not accelerate the vesting of outstanding Class C Units, and the Class C Units will continue to be subject to the foregoing vesting terms following consummation of this offering.

The Partnership has made the following grants of Class C Units to our Named Executive Officers:

On February 25, 2020, the Partnership entered into an incentive unit agreement granting Mr. Sharma (i) 3,410,926.41 Class C-1 Units, (ii) 1,235,842.90 Class C-2 Units, (iii) 1,290,769.25 Class C-3 Units and (iv) 1,349,440.58 Class C-4 Units, totaling 7,286,979 Class C Units, all with a participation threshold equal to $0.00.

On May 18, 2020, the Partnership entered into an incentive unit agreement granting Mr. Dhawan (i) 690,307 Class C-1 Units, (ii) 250,111 Class C-2 Units, (iii) 261,227 Class C-3 Units and (iv) 273,101 Class C-4 Units, totaling 1,474,746 Class C Units, all with a participation threshold equal to $0.00.

On May 18, 2020, the Partnership entered into an incentive unit agreement granting Mr. Gandert (i) 487,275 Class C-1 Units, (ii) 176,549 Class C-2 Units, (iii) 184,396 Class C-3 Units and (iv) 192,777 Class C-4 Units, totaling 1,040,997 Class C Units, all with a participation threshold of $0.00. On April 6, 2021, Mr. Gandert was additionally granted (i) 105,576 Class C-1 Units, (ii) 38,252 Class C-2 Units, (iii) 39,952 Class C-3 Units and (iv) 41,768 Class C-4 Units, totaling 225,548 Class C Units, all with a participation threshold equal to $0.82.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes, for each of the Named Executive Officers, the number of Class C Units held as of September 30, 2020.

	Option Awards(1)
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)(6)	Option expiration date(5)
Monty Sharma	2/25/20	0		7,286,979	(2)	N/A	N/A
Ankit Dhawan	5/18/20	294,949	(3)	1,179,797	(3)	N/A	N/A
Bob Gandert	5/18/20	0		1,040,997	(4)	N/A	N/A

(1)

This table reflects information regarding the Class C Units granted to our Named Executive Officers that were outstanding as of September 30, 2020. For more information regarding the Class C Units, see “—Narrative Disclosure to Summary Compensation Table—Equity Incentive Compensation” above.

(2)

Under the terms of Mr. Sharma’s incentive unit grant agreement, (i) 1,457,396 of the Class C Units time-vested on February 25, 2021; and (ii) 728,698 of the Class C Units will time-vest on each of August 25, 2021, February 25, 2022, August 25, 2022, February 25, 2023, August 25, 2023, February 25, 2024, August 25, 2024 and February 25, 2025, so long as Mr. Sharma remains employed through such date. Time-vesting of such Class C Units accelerates upon a “change of control” of the Partnership.

(3)

Under the terms of Mr. Dhawan’s incentive unit grant agreement, (i) 294,949 of the Class C Units time-vested on September 16, 2020 and 147,475 of the Class C Units time-vested on March 16, 2021 and (ii) 147,475 of the Class C Units will time-vest on each of September 16, 2021, March 16, 2022, September 16, 2022, March 16, 2023, September 16, 2023, March 16, 2024 and September 16, 2024, so long as Mr. Dhawan remains employed through such date. Time-vesting of such Class C Units accelerates upon a “change of control” (as defined in the Partnership Agreement) of the Partnership.

(4)

Under the terms of Mr. Gandert’s incentive unit grant agreement, (i) 208,199 of the Class C Units time-vested on April 2, 2021; and (ii) 104,099 of the Class C Units will time-vest on each of October 2, 2021, April 2, 2022, October 2, 2022, April 2, 2023, October 2, 2023, April 2, 2024, October 2, 2024 and April 2, 2025, so long as Mr. Gandert remains employed through such date. Time-vesting of such Class C Units accelerates upon a “change of control” (as defined in the Partnership Agreement) of the Partnership.

(5)	The incentive units are not traditional options and, therefore, there is no exercise price or option expiration date associated with them.

Additional Narrative Disclosure

Benefits and Perquisites

Nutraceutical does not have a defined benefit pension plan or nonqualified deferred compensation plan. We currently maintain a retirement plan intended to provide benefits under Section 401(k) of the Code, pursuant to which the Named Executive Officers, on the same basis as other eligible employees, can make voluntary pre-tax contributions. We match 100% of elective deferrals up to 4% of elective deferrals for all participants. These matching contributions are immediately vested to the participant. All contributions under the plan are subject to certain annual dollar limitations, which are periodically adjusted for changes in the cost of living. We also offer health and welfare benefits and life insurance to our Named Executive Officers on the same basis that these benefits are offered to its other eligible employees.

Nutraceutical provides limited perquisites to our Named Executive Officers, including a car allowance for Mr. Gandert and reimbursement for commuting expenses between each executive’s home in Denver, Colorado and the Company’s offices in the Salt Lake City area and for certain life insurance premium expenses for Mr. Sharma. For additional information, see “—Summary Compensation Table.”

Potential Payments Upon Termination or Change of Control

The Sharma Agreement and offer letters with Messrs. Dhawan and Gandert provide each Named Executive Officer the payment of severance benefits upon certain terminations of employment. We have agreed to pay severance benefits in the event we terminate an executive’s employment without “cause”. In the case of Mr. Sharma, we also provide certain severance benefits for a resignation for “good reason,” for termination of employment due to death or disability and in the case of certain other circumstances as described below.

Severance Benefits Under the Employment Arrangements

Mr. Sharma

In the event of a termination of Mr. Sharma’s employment by the Company without “Cause” (as defined below), due to his resignation for “Good Reason” (as defined below), due to the Company’s non-renewal of the term of his employment agreement or due to Mr. Sharma being permanently enjoined from fulfilling his duties by a court due to a breach of any applicable restrictive covenant (each, a “Qualifying Termination”), subject to his timely execution and non-revocation of a general release of claims and continued compliance with restrictive covenants, he is entitled to the following: (i) the sum of (x) 100% of Mr. Sharma’s base salary, at the highest rate in effect during the 90-day period prior to a Qualifying Termination, and (y) the greater of (A) the incentive bonus paid or payable to Mr. Sharma in the fiscal year prior to the Qualifying Termination and (B) the target incentive bonus for the fiscal year of the Qualifying Termination, paid in substantially equal installments for a period of 12 months following his Qualifying Termination and (ii) up to 12 months of continued medical and dental benefits. If the Qualifying Termination occurs after September 30 of the calendar year and if, as of the Qualifying Termination, the Company and Mr. Sharma have achieved certain performance metrics, Mr. Sharma will also receive a pro-rated target bonus for the fiscal year of the Qualifying Termination. If Mr. Sharma is terminated due to his death or disability, Mr. Sharma will also receive a pro-rated target bonus if, as of the date of his termination, the Company and he have achieved certain performance metrics for the present fiscal year. The payments and benefits set forth in the Sharma Agreement are subject to a cutback to the extent they become subject to Section 280G and 4999 of the Internal Revenue Code.

For purposes of the Sharma Agreement, “Cause” means (i) the willful failure of Mr. Sharma substantially to perform his duties (other than any such failure due to Mr. Sharma’s physical or mental illness), (ii) Mr. Sharma’s engagement in willful and serious misconduct that has caused or is reasonably expected to result in material injury to the Company or any of its Affiliates, (iii) Mr. Sharma’s violation of any material Company policy, (iv) Mr. Sharma’s breach of his fiduciary duty to the Company or any of its Affiliates, (v) Mr. Sharma’s indictment or conviction of, or entering a plea of guilty or nolo contendere to, a crime that constitutes a felony or a misdemeanor or other similar crime involving moral turpitude and which indictment, conviction or plea is reasonably expected to result in injury to the business or reputation of the Company or any of its affiliates or (vi) the breach by Mr. Sharma of any of his obligations under his employment agreement or under any other written agreement or covenant with the Company or any of its affiliates; and “Good Reason” means a termination by Mr. Sharma of his employment for (i) the assignment to Mr. Sharma of duties that result in a substantial diminution of his authority or responsibilities under his employment agreement, (ii) the failure of the Company to obtain the assumption of Mr. Sharma’s employment agreement by any successor to the Company as contemplated by his employment agreement, (iii) a reduction in the rate of Mr. Sharma’s base salary or (iv) any requirement that Mr. Sharma relocate to a location more than 30 miles outside of Denver, Colorado. Prior to a termination of Mr. Sharma’s employment by the Company for Cause or by him for Good Reason, the procedural requirements set forth in the employment agreement must be satisfied.

Messrs. Dhawan and Gandert

Messrs. Dhawan and Gandert’s offer letters provide for severance benefits if each executive’s employment is terminated without “cause” (which is undefined in the offer letter). Mr. Dhawan’s offer letter provides for twelve months of continued base salary following termination and Mr. Gandert’s offer letter provides for nine months of continued base salary following termination, each subject to the timely execution and non-revocation of a general release of claims.

Change of Control Benefits

As described above in “Narrative to Summary Compensation Table—Equity Incentive Compensation,” in the event of a “ change of control” (as defined in the Partnership Agreement), all unvested Class C Units will accelerate and fully vest, provided that the Named Executive Officer remains employed with the Partnership, the Company or its subsidiaries through the consummation of such “ change of control.”

Non-Employee Director Compensation

Nutraceutical did not compensate, reimburse any expense of, make any equity awards or non-equity awards to or pay any compensation to any non-employee board members during the fiscal year ended September 30, 2020.

Non-Employee Director Compensation Policy

We do not currently have a formal policy with respect to compensating non-employee directors for service as directors. Following the consummation of this offering, we anticipate that directors who are not also officers or employees of Nutraceutical or HGGC will receive compensation for their service on our board and committees thereof. The amount and form of such compensation has not yet been determined. Each non-employee director will be reimbursed for out-of-pocket expenses incurred in connection with attending board and committee meetings.

Actions Taken in Connection with This Offering

2021 Employee Stock Purchase Plan

In order to incentivize our employees following the completion of this offering, we anticipate that our Board will adopt the 2021 Employee Stock Purchase Plan (the “ESPP”), the material terms of which are summarized below, prior to the completion of this offering. This summary is not a complete description of all of the provisions of the ESPP and is qualified in its entirety by reference to the ESPP, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

The ESPP authorizes the grant to employees of options that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code.

Shares Available for Awards; Administration

A total of                 shares of our common stock will initially be reserved for issuance under the ESPP. In addition, the number of shares available for issuance under the ESPP will be increased annually on                  of each calendar year beginning in                  and ending in and including                 , by an amount equal to the lesser of (i)                 % of the shares outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of shares as is determined by our Board. In no event will more than                 shares of our common stock be available for issuance under the ESPP. Our board or a committee of our board will administer and will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the compensation committee will be the initial administrator of the ESPP.

Eligibility

We expect that all of our employees and employees of any designated company, as defined in the ESPP, will be eligible to participate in the ESPP, other than those employees who                 . However, an employee may not be granted rights to purchase stock under our ESPP if the employee, immediately after the grant, would own (directly or through attribution) stock possessing                 % or more of the total combined voting power of all classes of our stock.

Grant of Rights

Stock will be offered under the ESPP during offering periods. Each offering will consist of a                offering period commencing on                 . The plan administrator may, at its discretion, choose a different length of the offering period not to exceed                  months. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase date for each offering period will be the final trading day in the offering period. The plan administrator may, in its discretion, modify the terms of future offering periods.

The ESPP permits participants to purchase common stock through payroll deductions of up to                 % of their eligible compensation. The maximum number of shares that may be purchased by a participant during any offering period will be                 shares. In addition, no employee will be permitted to accrue the right to purchase stock at a rate in excess of $                 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. The option will expire at the end of the applicable offering period, and will be exercised at that time to the extent of the payroll deductions accumulated during the offering period. The purchase price of the shares, in the absence of a contrary designation, will be                 % of the lower of the fair market value of our common stock on the first trading day of the offering period or on the purchase date. Participants may voluntarily end their participation in the ESPP at any time during a specified period prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon a participant’s termination of employment.

A participant may not transfer rights granted under the ESPP other than by will or the laws of descent and distribution, and rights granted under the ESPP are generally exercisable only by the participant.

Certain Transactions

In the event of certain transactions or events affecting our common stock, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In the event of certain unusual or non-recurring events or transactions, including a change in control, the plan administrator may provide for (i) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (iii) an adjustment to the number and type of shares of stock subject to outstanding rights, (iv) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (v) the termination of all outstanding rights.

Plan Amendment

The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP or changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP.

Omnibus Incentive Plan

In order to incentivize our employees following the completion of this offering, we anticipate that our Board will adopt the 2021 Plan, for employees, consultants and directors prior to the completion of this offering. This summary is not a complete description of all of the provisions of the 2021 Plan and is qualified in its entirety by reference to the 2021 plan, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Our Named Executive Officers will be eligible to participate in the 2021 Plan, which we expect will become effective upon the consummation of this offering. We anticipate that the 2021 Plan will provide for the grant of options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards and substitute awards intended to align the interests of service providers, including our Named Executive Officers, with those of our shareholders.

Securities to be Offered

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the 2021 Plan, a total of                  shares of common stock will initially be reserved for issuance pursuant to awards under the 2021 Plan. The total number of shares reserved for issuance under the 2021 Plan may be issued pursuant to incentive options. Shares of common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the 2021 Plan.

The total number of shares reserved for issuance under the 2021 Plan will be increased on                  of each of the first                  calendar years during the term of the 2021 Plan, by the lesser of (i)                 % of the total number of shares of common stock outstanding on each                  immediately prior to the date of increase and (ii) such number of shares of common stock determined by our Board or compensation committee.

Administration

The 2021 Plan will be administered by our Board, except to the extent our Board elects a committee of directors to administer the 2021 Plan (as applicable, the “Administrator”). The Administrator has broad discretion to administer the 2021 Plan, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The Administrator may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the 2021 Plan. To the extent the Administrator is not our Board, our Board will retain the authority to take all actions permitted by the Administrator under the 2021 Plan.

Eligibility

Our employees, consultants and non-employee directors, and employees, consultants and non-employee directors of our affiliates, will be eligible to receive awards under the 2021 Plan.

Non-Employee Director Compensation Limits

Under the 2021 Plan, in a single calendar year, a non-employee director may not be granted awards for such individual’s service on our Board having a value in excess of $                . Additional awards may be granted for any calendar year in which a non-employee director first becomes a director, serves on a special committee of our Board, or serves as lead director. This limit does not apply to cash fees or awards granted in lieu of cash fees.

Types of Awards

Options. We may grant options to eligible persons, except that incentive options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of an option generally cannot be less than 100% of the fair market value of a share of common stock on the date on which the option is granted and the option must not be exercisable for longer than ten years following the date of grant. In the case of an incentive option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our equity securities, the exercise price of the option must be at least 110% of the fair market value of a share of common stock on the date of grant and the option must not be exercisable more than five years from the date of grant.

SARs.     A stock appreciation right (“SAR”) is the right to receive an amount equal to the excess of the fair market value of one share of common stock on the date of exercise over the grant price of the SAR. The grant price of a SAR generally cannot be less than 100% of the fair market value of a share of common stock on the date on which the SAR is granted. The term of a SAR may not exceed                  years. SARs may be granted in connection with, or independent of, other awards. The Administrator will have the discretion to determine other terms and conditions of an SAR award.

Restricted Share Awards.     A restricted share award is a grant of shares of common stock subject to the restrictions on transferability and risk of forfeiture imposed by the Administrator. Unless otherwise determined by the Administrator and specified in the applicable award agreement, the holder of a restricted share award will have rights as a shareholder, including the right to vote the shares of common stock subject to the restricted share award or to receive dividends on the shares of common stock subject to the restricted share award during the restriction period. In the discretion of the Administrator, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted shares with respect to which the distribution was made.

Restricted Share Units (“RSU”).     An RSU is a right to receive cash, shares of common stock or a combination of cash and shares of common stock at the end of a specified period equal to the fair market value of one share of common stock on the date of vesting. RSUs may be subject to the restrictions, including a risk of forfeiture, imposed by the Administrator.

Share awards.     A share award is a transfer of unrestricted shares of common stock on terms and conditions, if any, determined by the Administrator.

Dividend Equivalents.     Dividend equivalents entitle a participant to receive cash, shares of common stock, other awards or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of common stock. Dividend equivalents may be granted on a free-standing basis or in connection with another award (other than a restricted share award or a share award).

Other Share-Based Awards.     Other share-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our shares of common stock.

Cash Awards.     Cash awards may be granted on a free-standing basis or as an element of, a supplement to, or in lieu of any other award.

Substitute Awards.     Awards may be granted in substitution or exchange for any other award granted under the 2021 Plan or under another equity incentive plan or any other right of an eligible person to receive payment from us. Awards may also be granted under the 2021 Plan in substitution for similar awards held for individuals who become participants as a result of a merger, consolidation or acquisition of another entity by or with us or one of our affiliates.

Certain Transactions

If any change is made to our capitalization, such as a share split, share combination, share dividend, exchange of shares or other recapitalization, merger or otherwise, which results in an increase or decrease in the number of outstanding shares of common stock, appropriate adjustments will be made by the Administrator in the shares subject to an award under the 2021 Plan. The Administrator will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the vesting or exercisability of awards, requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the Administrator determines is appropriate in light of such transaction.

Clawback

All awards granted under the 2021 Plan will be subject to reduction, cancelation or recoupment under any written clawback policy that we may adopt and that we determine should apply to awards under the 2021 Plan.

Plan Amendment and Termination

Our Administrator may amend or terminate any award, award agreement or the 2021 Plan at any time; however, shareholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. The Administrator will not have the authority, without the approval of shareholders, to amend any outstanding option or share appreciation right to reduce its exercise price per share. The 2021 Plan will remain in effect for a period of                  years (unless earlier terminated by our Board).

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock as of                     , 2021 and as adjusted to reflect the completion of the Corporate Conversion and sale of the common stock in this offering, for

•	each person or group known to us who beneficially owns more than 5% of our common stock immediately prior to this offering, including the selling stockholder;

•	each of our directors and director nominees;

•	each of our Named Executive Officers; and

•	all of our directors, director nominees and executive officers as a group.

Each stockholder’s percentage ownership before the offering is based on common stock outstanding as of                     , 2021, after giving effect to the Corporate Conversion. Each stockholder’s percentage ownership after the offering is based on common stock outstanding immediately after the completion of this offering. We and the selling shareholder have granted the underwriters an option to purchase up to                      and                     additional shares of common stock, respectively.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of                     , 2021 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the stockholder.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o 222 Main Street, Suite 1600, Salt Lake City, Utah 84101. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Name of Beneficial Owner	Shares Beneficially Owned Prior to this Offering				Shares Beneficially Owned After this Offering
	Number of Shares	Percentage		Shares Offered Hereby	Number of Shares	No Exercise of Underwriters’ Option	Full Exercise of Underwriters’ Option
						Percentage	Percentage
5% Stockholders and Selling Stockholder:			%					%
Norway Topco, LP(1)
Directors, Director Nominees and Executive Officers:
Monty Sharma
Ankit Dhawan
Bob Gandert
Peter Noverr
Jeff Burchfield
Steven Leistner
Les Brown
Bill Conrad
Mark Grabowski
Zack Werner
Brenda Morris
Directors and director nominees and executive officers as a group (11 individuals)

(1)

Amount consists of shares held directly by Norway Topco, LP, a Delaware limited partnership (“Norway Topco”). Norway Holdings, LP, a Delaware limited partnership (“Norway Holdings”) is the controlling equityholder of Norway Topco. Norway Aggregator, LP, a Delaware limited partnership (“Norway Aggregator”), and Nutraceutical Investco, LP, a Delaware limited partnership (“Nutraceutical Investco”) are the controlling equityholders of Norway Holdings. HGGC Fund III, L.P., HGGC Affiliate Investors III, L.P., HGGC Associates III, L.P., each a Cayman Islands exempted limited partnership, and HGGC Fund III-A, L.P., a Delaware limited partnership, are the controlling equityholders of Norway Aggregator. HGGC Fund III GP, L.P., a Cayman Islands exempted limited partnership, is the general partner of HGGC Fund III, L.P., HGGC Fund III-A, L.P., HGGC Affiliate Investors III, L.P. and HGGC Associates III, L.P. HGGC Fund III GP, Ltd., a Cayman Islands exempted company, is the general partner of HGGC Fund III GP, L.P. The business address of each of Norway Topco, Norway Holdings, Norway Aggregator, HGGC Fund III, L.P., HGGC Affiliate Investors III, L.P., HGGC Associates III, L.P., and HGGC Fund III-A, L.P. is 1950 University Avenue, Palo Alto, CA 94303. Snapdragon Capital Partners LLC, a Delaware limited liability company is the controlling equityholders of Nutraceutical Investco. M&S GP is the general partner of Nutraceutical Investco. Mark Grabowski is the founder of Snapdragon Capital Partners, LLC, the limited partner of Nutraceutical Investco, and serves on our Board. Zack Werner is the founder of Maze Consulting, limited partner of Nutraceutical Investco, and serves on our Board. Mark Grabowski and Zack Werner are the sole members of the Board of Managers of M&S GP. The business address of Snapdragon Capital Partners LLC is P.O. Box 1313, Madison, Connecticut 06443. The business address of Maze Consulting is 810 Broadway, New York, New York 10003.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies for Approval of Related Party Transactions

Prior to completion of this offering, we intend to adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our Audit Committee is responsible for reviewing and approving related person transactions. In the course of its review and approval of related party transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our Audit Committee to consider, among other factors it deems appropriate:

•	the related person’s relationship to us and interest in the transaction;

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•	the impact on a director’s independence in the event the related person is a director or an immediate family member of the director;

•	the benefits to us of the proposed transaction;

•	if applicable, the availability of other sources of comparable products or services; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our stockholders, as the Audit Committee determines in good faith.

In addition, under our code of business conduct and ethics, which will be adopted prior to the consummation of this offering, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

All of the transactions described below were entered into prior to the adoption of the Company’s written related party transactions policy (which policy will be adopted prior to the consummation of this offering), but all were approved by our Board considering similar factors to those described above.

Related Party Transactions

Other than compensation arrangements for our directors and named executive officers, which are described in the section titled “Executive Compensation,” below we describe transactions since January 1, 2018 to which we were a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Director Nomination Agreement

In connection with this offering, we will enter into a Director Nomination Agreement with HGGC and M&S that provides the parties, respectively, with certain rights to designate nominees for election to our Board for so long as each of the parties, respectively, beneficially owns 5% or more of the total number of shares of our outstanding common stock. HGGC and M&S may also assign its designation rights under the Director Nomination Agreement to an affiliate.

The Director Nomination Agreement will provide HGGC the right to designate (i) 60% of the nominees for election to our Board for so long as HGGC beneficially owns at least 45% of the total number of shares of our outstanding common stock; (ii) 50% of the nominees for election to our Board for so long as HGGC beneficially owns less than 45% but at least 35% of the total number of shares of our outstanding common stock; (iii) 40% of the nominees for election to our Board for so long as HGGC beneficially owns less than 35% but at least 25% of the total number of shares of our outstanding common stock; (iv) 30% of the nominees for election to our Board for so long as HGGC beneficially owns less than 25% but at least 15% of the total number of shares of our outstanding common stock; and (v) 20% of the nominees for election to our Board for so long as HGGC beneficially owns less than 15% but at least 5% of the total number of shares of our outstanding common stock, which could result in representation on our Board that is disproportionate to HGGC’s beneficial ownership. The Director Nomination Agreement also provides M&S the right to designate (i) 40% of the nominees for election to our Board for so long as M&S beneficially own at least 25% of the total number of shares of our outstanding common stock; (ii) 30% of the nominees for election to our Board for so long as M&S beneficially own less than 25% but at least 15% of the total number of shares of our outstanding common stock; and 20% of the nominees for election to our Board for so long as M&S beneficially own less than 15% but at least 5% of the total number of shares of our outstanding common stock, which could result in representation on our Board that is disproportionate to M&S’s beneficial ownership. The Director Nomination Agreement will also provide that the parties may assign such rights to its affiliates. In each case, HGGC’s and M&S’s nominees must comply with applicable law and stock exchange rules. In addition, each of the parties shall be entitled to designate the replacement for any of its board designees whose board service terminates prior to the end of the director’s term regardless of the respective party’s beneficial ownership at such time. HGGC and M&S shall also have the right to have its designees participate on committees of our Board proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules. The Director Nomination Agreement will also prohibit us from increasing or decreasing the size of our Board without the prior written consent of HGGC and M&S. This agreement will terminate at such time as each of HGGC and M&S less than 5% of the Original Amount.

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement with our principal stockholder. Our principal stockholder will be entitled to request that we register our principal stockholder’s shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations.” Our principal stockholder will also be entitled to participate in certain of our registered offerings, subject to the restrictions in the registration rights agreement. We will pay our principal stockholder’s expenses in connection with the exercise of these rights. The registration rights described in this paragraph apply to (i) shares of our common stock held by our principal stockholder and its respective affiliates and (ii) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the common stock described in clause (i) with respect to any dividend, distribution, recapitalization, reorganization, or certain other corporate transactions, or Registrable Securities. These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act, or repurchased by us or our subsidiaries. In addition, with the consent of the company and holders of a majority of Registrable Securities, any Registrable Securities held by a person other than our principal stockholder and its respective affiliates will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.

Indemnification of Officers and Directors

Upon completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL. Additionally, we may enter into indemnification agreements with any new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law.

Master Services Agreement with Maze Consulting, LLC

We have utilized Maze Consulting, LLC, for certain services pursuant to a Master Services Agreement. Under this agreement, Maze Consulting, LLC provides us with consulting services related to our downstream marketing systems of our website and certain automations related thereto.

We paid Maze Consulting, LLC approximately $280,000 and approximately $150,000 during the fiscal years ended September 30, 2020 and 2019, respectively. We expect to continue the Master Services Agreement following the completion of this offering.

Project-Based Advisory Services Provided by Operational Resource Group, LLC

We have utilized Operational Resource Group, LLC (“ORG”) since 2019, an entity controlled by Les Brown, which provides operational resources to portfolio companies affiliated with HGGC. Pursuant to the respective project term sheets, ORG provides us with certain advisory services (including, but not limited to management and related searches, corporate strategy, and marketing).

We paid ORG approximately $248,000 and approximately $278,000 in each of the fiscal years ended September 30, 2020 and 2019. We do not expect to continue using the services following the completion of this offering.

Use of Aircraft Owned by Silver Dollar Partners, LLC

Effective January 2020, and as part of Mr. Sharma’s employment agreement dated January 8, 2020, we entered into an aircraft lease agreement with Silver Dollar Partners, LLC, which is currently a single member limited liability company where Mr. Sharma is the sole member. The agreement with Silver Dollar Partners was approved by our Compensation Committee. Under this agreement, we operate the aircraft and are responsible for all of its operating costs. We pay a monthly rent of $9,000 and certain pass-through costs to Silver Dollar Partners.

We paid Silver Dollar Partners approximately $170,000 in the fiscal year ended September 30, 2020. As part of Mr. Sharma’s employment agreement, we will continue this arrangement following the completion of this offering.

Employment of a Family Member

The spouse of Mr. Sharma is an employee of the Company. His spouse, Ms. Lindsay Sharma, has been an employee of the Company since May 2020. Her 2020 base salary and short-term incentive award was approximately $200,000 in the aggregate. The compensation for Ms. Sharma was determined in accordance with our standard employment and compensation practices applicable to employees with similar responsibilities and positions.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Set forth below is a summary of the terms of the Credit Agreement governing certain of our outstanding indebtedness. This summary is not a complete description of all of the terms of the Credit Agreement. The Credit Agreement setting forth the terms and conditions of certain of our outstanding indebtedness is filed as an exhibit to the registration statement of which this prospectus forms a part.

Senior Secured Credit Agreement

On September 30, 2020, Nutraceutical International Corporation, a Delaware corporation, as borrower (the “Borrower”), Holdings, as a guarantor, each of the other guarantors party thereto, each of which are wholly-owned subsidiaries of ours, entered into the $425.0 million Credit Agreement with a group of lenders and Owl Rock Capital Corporation, or the Administrative Agent, as Administrative Agent and Collateral Agent, comprised of the $25.0 million Revolving Credit Facility, the $347.5 million Initial Term Loan Facility and the $52.5 million DDTL Facility. A portion of the proceeds from the borrowings under the Initial Term Loan Facility were used to fund the refinancing of the Borrower’s existing credit facilities. On October 28, 2020, the full amount of the DDTL Facility was borrowed and used to fund payments in respect of stockholder litigation arising from the merger of Nutrition Sub, Inc., a Delaware corporation (“Merger Sub”), with and into the Borrower, with the Borrower as the surviving entity, on August 23, 2017, pursuant to that certain Agreement and Plan of Merger, dated as of May 21, 2017, by and among Holdings, Merger Sub and the Borrower. As of September 30, 2020, we had $347.5 million under our Term Loan Facility. On October 28, 2020, we borrowed an additional $52.5 million under our DDTL. We have currently drawn $0 under our Revolving Credit Facility. As of September 30, 2020, the interest rates on our Term Loan Facility, DDTL Facility, and Revolving Credit Facility were LIBOR + 7%.

Interest Rates and Fees

Borrowings under the Credit Agreement bear interest at a rate per annum, at the Borrower’s option, equal to an applicable margin, plus, (a) for alternate base rate borrowings, the greatest of (i) the rate last quoted by The Wall Street Journal as the “prime rate” in the United States, (ii) the Federal Funds Rate in effect on such day plus 1/2 of 1.00% and (iii) the Adjusted LIBO Rate (taking into account the 1.00% floor therein) for a one month interest period on such day plus 1.00% and (b) for eurodollar borrowings, the Adjusted LIBO Rate determined by the greater of (i) the LIBO Rate for the relevant interest period divided by 1 minus the statutory reserves (if any) and (ii) 1.00%.

The applicable margin for borrowings under the Credit Agreement is (a) for alternate base rate borrowings, (i) 6.00% so long as the total leverage ratio is greater than 6.00 to 1.00, (ii) 5.75% so long as the total leverage ratio is less than or equal to 6.00 to 1.00 and greater than 5.50 to 1.00 or (iii) 5.50% so long as the total leverage ratio is less or equal to 5.50 to 1.00 and (b) for eurodollar borrowings, (i) 7.00% so long as the total leverage ratio is greater than 6.00 to 1.00, (ii) 6.75% so long as the total leverage ratio is less than or equal to 6.00 to 1.00 and greater than 5.50 to 1.00 or (iii) 6.50% so long as the total leverage ratio is less than or equal to 5.50 to 1.00; provided, that, prior to September 30, 2021, the applicable margin for borrowings is (a) 6.00% for alternate base rate borrowings and (b) 7.00% for eurodollar borrowings.

The Borrower is also required to pay a commitment fee on the actual daily undrawn portion of the Revolving Credit Facility of 0.50% per annum, a letter of credit fronting fee equal to the percentage per annum charged by the applicable issuing bank and a letter of credit participation fee equal to the applicable margin for eurodollar revolving loans on the actual daily amount of the letter of credit exposure.

Voluntary Prepayments

The Borrower may voluntarily prepay outstanding loans under the Credit Agreement (i) subject to a 3.00% premium with respect to prepayments made prior to the first anniversary of the closing date, (ii) subject to a 2.00% premium with respect to prepayments made on or after the first anniversary of the closing date but prior to the second anniversary of the closing date, (iii) subject to a 1.00% premium with respect to prepayments made on or after the second anniversary of the closing date but prior to the third anniversary of the closing date and (iv) on or after the third anniversary of the closing date, without premium or penalty, subject to certain notice and priority requirements; provided, that, no premium is payable with respect to prepayments of up to $150 million of term loans that are made concurrently with an IPO (as defined in the Credit Agreement) of Holdings (or its direct or indirect parent company) with the proceeds of such IPO.

Mandatory Prepayments

The Credit Agreement requires the Borrower to prepay, subject to certain exceptions, the Term Loan Facility with:

•

commencing with the fiscal year ending on September 30, 2021, 50% of excess cash flow for the fiscal year then ended, minus, at the borrower’s option, certain optional prepayments and permitted buybacks of indebtedness, to the extent such amount is above a threshold amount and subject to step downs to (i) 25% when total leverage ratio is less than 4.00 to 1.00 but greater than or equal to 3.50 to 1.00 and (ii) 0% when total leverage ratio is less than 3.50 to 1.00;

•	100% of the net cash proceeds of certain asset sales or casualty events above a threshold amount, subject to reinvestment rights and other exceptions; and

•

100% of the net cash proceeds of any issuance or incurrence of debt other than debt permitted under the Credit Agreement (subject, with respect to a prepayment in connection with the issuance or incurrence of debt only, to the prepayment premium described above under the heading “Voluntary Prepayments”).

Final Maturity and Amortization

The Revolving Credit Facility and the Term Loan Facility will mature on September 30, 2025 and September 30, 2026, respectively. The Term Loan Facility amortizes at a rate of 2.50% per annum, payable quarterly. The Revolving Credit Facility does not amortize.

Guarantors

All obligations under the Credit Agreement are unconditionally guaranteed by Holdings, and substantially all of its existing and future direct and indirect wholly-owned domestic subsidiaries, other than certain excluded subsidiaries.

Security

All obligations under the Credit Agreement are secured, subject to permitted liens and other exceptions, by first-priority perfected security interests in substantially all of the Borrower’s and the guarantors’ assets.

Certain Covenants, Representations and Warranties

The Credit Agreement contains customary representations and warranties, affirmative covenants, reporting obligations and negative covenants. The negative covenants restrict the Borrower and its restricted subsidiaries’ ability (and, with respect to certain of the affirmative covenants and negative covenants, Holdings’), among other things, to (subject to certain exceptions set forth in the Credit Agreement):

•	incur additional indebtedness or other contingent obligations;

•	create or incur liens;

•	make investments, acquisitions, loans and advances;

•	wind up, consolidate, merge, liquidate or dissolve;

•	sell, lease, transfer or otherwise dispose of its assets, including capital stock of its subsidiaries;

•	pay dividends on its equity interests or make other payments in respect of capital stock;

•	engage in transactions with its affiliates;

•	make payments in respect of indebtedness secured on a junior lien basis, unsecured indebtedness and subordinated debt;

•	modify organizational documents in a manner that is materially adverse to the lenders under the Credit Agreement;

•	with respect to Holdings, modify its holding company status;

•	enter into burdensome agreements with negative pledge clauses or restrictions on subsidiary distributions;

•	materially alter the business it conducts; and

•	change its fiscal year.

Financial Covenants

The Credit Agreement requires the credit parties to maintain a total leverage ratio (as calculated pursuant to the Credit Agreement) as follows:

Test Period Ended	Total Leverage Ratio
December 31, 2020	8.50:1.00
March 31, 2021	8.50:1.00
June 30, 2021	8.50:1.00
September 30, 2021	8.50:1.00
December 31, 2021	8.50:1.00
March 31, 2022	8.50:1.00
June 30, 2022	8.50:1.00
September 30, 2022	8.50:1.00
December 31, 2022 and the last day of each fiscal quarter thereafter	7.50:1.00

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of undesignated preferred stock, par value $0.001 per share. As of                     , 2021, we had                      shares of common stock outstanding held by                      stockholders of record and no shares of preferred stock outstanding,                      shares of common stock issuable upon exercise of outstanding stock options, assuming the completion of the Corporate Conversion, which will be effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, and the effectiveness of our certificate of incorporation upon the completion of this offering. After consummation of this offering and the use of proceeds therefrom, we expect to have                      shares of our common stock outstanding, assuming no exercise by the underwriters of their option to purchase additional shares, and expect to have no shares of preferred stock outstanding. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the DGCL.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as our Board may determine from time to time.

Voting Rights

Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock shall have no cumulative voting rights.

Preemptive Rights

Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights

Our common stock will be neither convertible nor redeemable.

Liquidation Rights

Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred Stock

Our Board may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our Board, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock.

Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws

Our certificate of incorporation, bylaws and the DGCL will contain provisions, which are summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

These provisions include:

Classified Board

Our certificate of incorporation will provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board. Upon completion of this offering, we expect that our Board will have nine members.

Stockholder Action by Written Consent

Our certificate of incorporation will preclude stockholder action by written consent at any time when our principal stockholder beneficially owns, in the aggregate, less than 35% in voting power of the stock of the Company entitled to vote generally in the election of directors.

Special Meetings of Stockholders

Our certificate of incorporation and bylaws will provide that, except as required by law, special meetings of our stockholders may be called at any time only by or at the direction of our Board or the chairman of our Board; provided, however, at any time when our principal stockholder beneficially owns, in the aggregate, at least 35% in voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by our Board or the chairman of our Board at the request of our principal stockholder. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Advance Notice Procedures

Our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our Board; provided, however, at any time when our principal stockholder beneficially owns, in the aggregate, at least 5% in voting power of the stock of the Company entitled to vote generally in the election of directors, such advance notice procedure will not apply to our principal stockholder. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws will not give our Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company. These provisions do not apply to nominations by HGGC and M&S pursuant to the Director Nomination Agreement. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

Removal of Directors; Vacancies

Our certificate of incorporation will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when our principal stockholder beneficially owns, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our certificate of incorporation will provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our Board that results from an increase in the number of directors and any vacancies on our Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when our principal stockholder beneficially owns, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any newly created directorship on our Board that results from an increase in the number of directors and any vacancy occurring on our Board may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders).

Supermajority Approval Requirements

Our certificate of incorporation and bylaws will provide that our Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate of incorporation. For as long as our principal stockholder beneficially owns, in the aggregate, at least 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when our principal stockholder beneficially owns, in the aggregate, less than 50% in voting power of all outstanding shares of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our certificate of incorporation will provide that at any time when our principal stockholder beneficially owns, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, the following provisions in our certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2⁄3% (as opposed to a majority threshold that would apply if our principal stockholder beneficially owns, in the aggregate, 50% or more) in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2⁄3% supermajority vote for stockholders to amend our bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our Board and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2⁄3% supermajority vote.

The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations

Upon completion of this offering, we will not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: (1) before the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares.

We will opt out of Section 203; however, our certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2⁄3% of our outstanding voting stock that is not owned by the interested stockholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board because the stockholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our certificate of incorporation will provide that our principal stockholder, and any of its direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by, or other wrong doing by, any of our directors, officers or other employees or agents to us or our stockholders, or a claim of aiding and abetting any such breach of fiduciary duty, (3) any action asserting a claim against us or any director, officer, employee or agent of the Company arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws, (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws, (5) any action asserting a claim against us or any director, officer, employee or agent governed by the internal affairs doctrine or (6) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our certificate of incorporation will provide that, to the fullest extent permitted by law, none of our principal stockholder or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that our principal stockholder or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity, and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions that will be included in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219 and its phone number is (718) 921-8200.

Listing

We intend to apply to list our common stock on the NYSE under the symbol “BBCO.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise capital through sales of our equity securities.

Upon the closing of this offering, based on the number of shares of our common stock outstanding as of                     , 2021, we will have                      outstanding shares of our common stock, after giving effect to the issuance of shares of our common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares.

Of the                      shares that will be outstanding immediately after the closing of this offering, we expect that the shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below.

The remaining                      shares of our common stock outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144 of the Securities Act, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 of the Securities Act, which are summarized below.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance under our 2021 Plan. Such registration statement is expected to be filed and become effective as soon as practicable after completion of this offering. Upon effectiveness, the shares of common stock covered by this registration statement will generally be eligible for sale in the public market, subject to certain contractual and legal restrictions summarized below.

Lock-up Agreements

We, each of our directors and executive officers and other stockholders (including the selling stockholder) and optionholders owning substantially all of our common stock and options to acquire common stock, have agreed that, without the prior written consent of                  on behalf of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

Prior to the consummation of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights Agreement

Pursuant to the registration rights agreement, we have granted our principal stockholder the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by our principal stockholder or to piggyback on registered offerings initiated by us in certain circumstances. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration Rights Agreement.” These shares will represent                 % of our outstanding common stock after this offering, or                 % if the underwriters exercise their option to purchase additional shares, including from the selling stockholder, in full.

Rule 144

In general, under Rule 144, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any person who is not our affiliate, who was not our affiliate at any time during the preceding three months and who has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us and subject to applicable lock-up restrictions. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

Beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act and subject to applicable lock-up restrictions, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (1) 1% of the number of shares of our common stock outstanding, which will equal approximately shares immediately after this offering; and (2) the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors or officers who acquired shares from us in connection with a compensatory stock or option plan or other compensatory written agreement before the effective date of this offering are, subject to applicable lock-up restrictions, eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate and was not our affiliate at any time during the preceding three months, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with the holding period requirements under Rule 144, but subject to the other Rule 144 restrictions described above.

Equity Incentive Plans

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock that are subject to outstanding options and other awards issuable pursuant to our 2021 Plan. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements applicable to those shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, or Treasury Regulations, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	“qualified foreign pension funds” (within the meaning of Section 897(l)(2)) of the Code and entities, all of the interests of which are held by qualified foreign pension funds; and

•	tax-qualified retirement plans.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “United States person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A United States person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, backup withholding, and the Foreign Account Tax Compliance Act, or FATCA, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes to us or our paying agent prior to the payment of dividends a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different treatment.

Sale or Other Taxable Disposition

Subject to the discussion below on backup withholding and FATCA, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of (1) the five-year period preceding the Non-U.S. Holder’s disposition of our common stock and (2) the Non-U.S. Holder’s holding period for our common stock. Generally, a domestic corporation is a USRPHC if the fair market value of its USRPIs equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in its trade or business.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may generally be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, five percent or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we were to become a USRPHC and our common stock were not considered to be “regularly traded” on an established securities market during the calendar year in which the relevant disposition by a Non-U.S. Holder occurs, such Non-U.S. Holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different treatment.

Information Reporting and Backup Withholding

Distributions on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such Non-U.S. Holder is a United States person, payments of distributions or of proceeds of the sale or other taxable disposition of our common stock may be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such distribution, sale, or taxable disposition. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Non-U.S. Holders should consult their tax advisors regarding information reporting and backup withholding.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the FATCA), on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each direct and indirect substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the Code, applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. On December 13, 2018, the U.S. Department of the Treasury released proposed regulations (which may be relied upon by taxpayers until final regulations are issued), which eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our common stock. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

The company, the selling stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares from us and the selling stockholder indicated in the following table. Goldman Sachs & Co. LLC and Credit Suisse Securities (USA) LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Credit Suisse Securities (USA) LLC
Jefferies LLC
Deutsche Bank Securities Inc.
Piper Sandler & Co.
Guggenheim Securities, LLC
Raymond James & Associates, Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered by us and the selling stockholder, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional          shares from the company from us                 and                 shares from the selling stockholder to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase          additional shares, including from the selling stockholder.

	Paid by us		Paid by the selling stockholder
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$
Total	$	$	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors, the selling stockholder and holders of substantially all of the company’s common stock, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date

180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company, the selling stockholder and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our common stock on the NYSE under the symbol “BBCO.”

The company estimates that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

The company and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory,

investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

United Kingdom

In relation to the United Kingdom, no shares of our common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of our common stock which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of any shares of our common stock at any time under the following exemptions under the UK Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation;

provided that no such offer of the shares of our common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the United Kingdom, the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This prospectus must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of our common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offering and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.

European Economic Area

In relation to each Member State of the European Economic Area (each an “EEA State”), no shares of our common stock have been offered or will be offered pursuant to this offering to the public in that EEA State prior to the publication of a prospectus in relation to the shares of our common stock which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that it may make an offer to the public in that EEA State of any shares of our common stock at any time under the following exemptions under the EU Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of the shares of our common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of our common stock in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

Canada

The shares of our common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares of our common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Japan

The shares of our common stock have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares of our common stock may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the ordinary shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the common stock. The common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the common stock constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of common stock.

United Arab Emirates

The common stock has not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are limited partners in a limited partnership that is an investor in one or more investment funds affiliated with our principal stockholder. Kirkland & Ellis LLP represents entities affiliated with our principal stockholder in connection with legal matters. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The financial statements as of September 30, 2020 and 2019 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits. You will find additional information about us and our common stock in the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

On the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the website of the SEC referred to above.

We also maintain a website at www.betterbeing.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Nutrition Topco, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nutrition Topco, LLC and its subsidiaries (the “Company”) as of September 30, 2020 and 2019, and the related consolidated statements of comprehensive loss, member’s equity, and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for goodwill in fiscal 2020.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Salt Lake City, Utah

April 19, 2021

We have served as the Company’s auditor since at least 1997. We have not been able to determine the specific year we began serving as auditor of the Company.

Nutrition Topco, LLC

Consolidated Balance Sheets

September 30, 2020 and 2019

(in thousands of dollars)	2020	2019
Assets
Current assets
Cash	$20,799	$6,763
Accounts receivable, net	28,529	31,963
Inventories	81,406	73,469
Prepaid expenses and other current assets	5,497	6,236
Assets held for sale	7,481	2,613

Total current assets	143,712	121,044

Property, plant and equipment, net	77,780	83,935
Goodwill	152,886	152,513
Intangible assets, net	128,185	143,168
Other noncurrent assets	1,760	1,568

Total assets	$504,323	$502,228

Liabilities and Member’s Equity

Current liabilities
Accounts payable	$27,855	$18,728
Accrued expenses	8,006	5,199
Current portion of long-term debt	6,516	2,486
Stockholder litigation	70,581	48,748

Total current liabilities	112,958	75,161

Long-term debt, net	333,715	329,035
Other long-term liabilities	262	—
Deferred tax liabilities, net	17,844	27,511

Total liabilities	464,779	431,707
Commitments and contingencies (Notes 10 and 15)
Member’s equity (deficit)
Member’s equity	100,541	99,599

Accumulated deficit	(60,785)	(28,134)

Accumulated other comprehensive loss	(212)	(944)

Total member’s equity	39,544	70,521

Total liabilities and member’s equity	$504,323	$502,228

The accompanying notes are an integral part of these consolidated financial statements.

Nutrition Topco, LLC

Consolidated Statements of Comprehensive Loss

Years Ended September 30, 2020 and 2019

(in thousands of dollars)	2020	2019
Net sales	$319,310	$277,514
Cost of sales	151,401	131,683

Gross profit	167,909	145,831

Operating expenses

Distribution expense	31,444	30,155
Selling, general and administrative	91,967	79,233
Legal settlement expense	32,441	511
Amortization of intangible assets	15,043	14,675
(Gains) losses on disposals of property, plant and equipment	(375)	578
Impairment of held for sale assets	873	—

Total operating expenses	171,393	125,152

(Loss) income from operations	(3,484)	20,679

Interest expense	36,629	30,024

Other income, net	(165)	(998)

Total interest and other expense, net	36,464	29,026

Loss before (benefit) for income taxes	(39,948)	(8,347)

(Benefit) for income taxes	(7,297)	(3,479)

Net loss	(32,651)	(4,868)

Other comprehensive income (loss)
Foreign currency translation adjustment, net of tax	732	(792)

Comprehensive loss	$(31,919)	$(5,660)

The accompanying notes are an integral part of these consolidated financial statements.

Nutrition Topco, LLC

Consolidated Statements of Member’s Equity

Years Ended September 30, 2020 and 2019

			Accumulated
			Other	Total
	Member’s	Accumulated	Comprehensive	Member’s
(in thousands of dollars)	Equity	Deficit	Loss	Equity
Balance at September 30, 2018	$99,043	$(8,272)	$(152)	$90,619
Contributions of member’s equity	56	—	—	56
Distributions	—	(14,994)	—	(14,994)
Other comprehensive loss	—	—	(792)	(792)
Stock-based compensation	500	—	—	500
Net loss	—	(4,868)	—	(4,868)

Balance at September 30, 2019	99,599	(28,134)	(944)	70,521
Other comprehensive income	—	—	732	732
Stock-based compensation	942	—	—	942
Net loss	—	(32,651)	—	(32,651)

Balance at September 30, 2020	$100,541	$(60,785)	$(212)	$39,544

The accompanying notes are an integral part of these consolidated financial statements.

Nutrition Topco, LLC

Consolidated Statements of Cash Flows

Years Ended September 30, 2020 and 2019

(in thousands of dollars)	2020	2019
Cash flows from operating activities
Net loss	$(32,651)	$(4,868)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	24,865	25,105
Amortization of deferred financing fees	1,761	1,371
Loss on debt extinguishment	9,439	—
(Gains) losses on disposals of property, plant and equipment	(375)	142
Losses on disposals of assets held for sale	—	436
Impairment of held for sale assets	873	—
Stock based compensation	942	500
Bad debt expense	876	180
Inventory obsolescence expense	2,872	2,290
Deferred income taxes	(9,667)	(3,990)
Changes in assets and liabilities, net of effects of acquisitions
Accounts receivable, net	2,558	(10,195)
Inventories, net	(10,809)	93
Prepaid expenses and other current assets	739	2,437
Other non current assets	(339)	(38)
Accounts payable	9,927	3,402
Accrued expenses	4,292	(3,838)
Stockholder litigation	32,183	3,444
Other long-term liabilities	475	—

Net cash provided by operating activities	37,961	16,471

Cash flows from investing activities
Proceeds from sales of property, plant and equipment	943	72
Proceeds from sales of assets held for sale	—	6,928
Purchases of property, plant and equipment	(10,776)	(12,065)
Acquisition of business	—	(10,478)

Net cash used in investing activities	(9,833)	(15,543)

Cash flows from financing activities
Proceeds from long-term debt, net	367,500	19,000
Payments on long-term debt	(359,218)	(5,156)
Payments on capital lease obligation	(213)	—
Payments of financing fees	(11,059)	(483)
Payment for stockholder litigation	(10,350)	—
Payment of contingent consideration	(776)	(687)
Contributions of member’s equity	—	56
Net member’s equity issuance costs paid on behalf of parent	—	(2,788)
Distributions of member’s equity	—	(12,206)

Net cash used in financing activities	(14,116)	(2,264)

Effect of exchange rate changes on cash	24	(149)

Net increase (decrease) in cash	14,036	(1,485)

Cash
Beginning of period or year	6,763	8,248

End of period or year	$20,799	$6,763

Supplemental disclosure of cash flow information:
Cash paid for interest	$21,854	$25,338
Cash paid for income taxes	$1,735	$425
Purchases of property, plant and equipment in accounts payable	$382	$1,182

The accompanying notes are an integral part of these consolidated financial statements.

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

1. Description of Business

Nutrition Topco, LLC and its subsidiaries (the “Company”) is an integrated manufacturer, marketer, distributor and retailer of high-quality branded nutritional supplements and other natural products sold primarily to and through (i) health and natural food stores, (ii) distributors, (iii) food, drug and mass (“FDM”) retailers and (iv) e-commerce. Internationally, the Company markets and distributes branded nutritional supplements and other natural products to and through health and natural product distributors and retailers. The Company’s core business strategy is to operate businesses in the natural products industry that manufacture, market and distribute branded nutritional supplements and other natural products.

The Company manufactures and sells nutritional supplements and other natural products under numerous brands, including Solaray®, KAL®, Zhou Nutrition®, Heritage Store®, Zand® and Dynamic Health®.

The Company is a single member limited liability company, wholly-owned by Norway Topco, L.P (“Norway Topco”).

Emerging Growth Company Status

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies.

We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we are (1) no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest of (1) the last day of the first fiscal year (A) following the fifth anniversary of the completion of this offering, (B) in which our total annual gross revenue is at least $1.07 billion or (C) when we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior March 31st and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated.

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of net sales and expenses during the reported periods. Significant estimates include values and lives assigned to acquired intangible assets, reserves for customer returns and allowances, uncollectible accounts receivable, valuation adjustments for slow-moving, obsolete and/or damaged inventory, valuation and recoverability of long-lived assets, valuation of stock-based compensation, and estimated recoverability of deferred income taxes. Actual results may differ from these estimates.

Segment Information

The Company’s chief operating decision maker (“CODM”) is the chief executive officer, who reviews the Company’s financial performance on a consolidated basis, for purposes of making operating decisions, assessing financial performance and allocating resources. The Company operates the business as one operating segment and therefore the Company has one reportable segment.

Net sales as determined based on the customer address were as follows:

	Years Ended September 30,
	2020	2019
United States of America	$227,035	$212,359
International	92,275	65,155

Net sales	$319,310	$277,514

Cash

The majority of the Company’s cash was held by one bank at September 30, 2020 and 2019. As a result of this concentration, the Company’s cash balances frequently exceed federally insured limits. The Company does not believe it is subject to any other unusual risks as a result of this concentration other than those normally associated with commercial banking relationships.

Accounts Receivable, Net

Accounts receivable consists primarily of trade receivables, presented net of allowance for doubtful accounts and discounts. Provision is made for estimated allowance for doubtful accounts based on a periodic analysis of individual customer balances, including an evaluation of days sales outstanding, payment history, recent payment trends and perceived creditworthiness. Estimates for sales discounts are based on analysis of sales terms and historical trends.

Inventories

Inventories include freight-in, materials, labor and overhead costs and are stated at the lower of cost or net realizable value. The inventories cost is recorded at actual cost on a first-in first-out (“FIFO”) basis. Valuation adjustments are made for slow-moving, obsolete and/or damaged inventory based on a periodic analysis of individual inventory items, including an evaluation of historical usage and/or movement, age, expiration date and general condition.

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

Assets Held for Sale

Assets of a disposal group are classified as held for sale in the period when (i) the Company commits to a plan of action to sell the assets, (ii) the assets are available for immediate sale in their present condition, (iii) an active program to locate a buyer has been initiated and (iv) the sale of the assets is considered probable within one year. Assets of a disposal group classified as held for sale are separately disclosed on the balance sheet (Note 6).

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated economic useful lives of the respective assets. Expenditures for renewals and betterments are capitalized, while maintenance and repairs are charged to operations in the periods incurred. Upon sale or disposal of an asset, the historical cost and related accumulated depreciation or amortization of such asset are removed from their respective accounts and any gain or loss is recorded in the Consolidated Statements of Comprehensive Loss.

The Company evaluates the recoverability of property, plant and equipment whenever events or circumstances indicate that the carrying amount of an asset group may not be recoverable. The Company measures recoverability of an asset group by comparison of its carrying amount to the future undiscounted cash flows the asset group is expected to generate. If an asset group is considered to be impaired, the difference between the carrying amount and the fair value of the impaired asset group is recognized as an impairment charge. There were no impairments of the Company’s property, plant and equipment during the years ended September 30, 2020 and 2019.

Goodwill and Intangible Assets

The Company assesses goodwill annually as of July 1 and at interim periods upon a potential indication of impairment. The Company performed qualitative assessments as of July 1, 2020 and 2019, and determined that it is not more likely than not that the fair value of the reporting unit is less than the respective carrying value. Specifically, the Company considered changes in macroeconomic conditions, industry and market conditions, internal forecasts of future revenue and expenses, any significant events affecting the Company and actual changes in the carrying values of its net assets. If it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying amount or if a qualitative assessment is not performed, then the Company would perform the quantitative goodwill impairment test as required, in which it would use a discounted cash flow approach to estimate the fair value of a reporting unit. If the fair value of the reporting unit is less than the carrying value, then an impairment amount is recorded for the difference. There were no impairments of the Company’s goodwill during the years ended September 30, 2020 and 2019. In fiscal 2020, to conform with public company standards, the Company retrospectively adjusted the method for which it accounts for goodwill and no longer amortizes goodwill.

Intangible assets consist of trademarks and tradenames, customer relationships, and noncompete agreements. Amortization is computed using the straight-line method over the useful life of the asset. The Company assesses its finite-lived intangible assets for impairment if indicators exist or changes in circumstances suggest that impairment indicators may exist. Factors that could trigger

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business or significant negative industry or economic trends. If this evaluation indicates that the value of the intangible asset may be impaired, the Company makes an assessment of the recoverability of the net book value of the asset over its remaining useful life. If this assessment indicates that the intangible asset is not recoverable, based on the estimated undiscounted future cash flows of the asset over the remaining amortization period, the Company reduces the net book value of the related intangible asset to fair value and may adjust the remaining amortization period. There were no impairments of the Company’s finite-lived intangible assets during the years ended September 30, 2020 and 2019.

Deferred Financing Fees

The Company deferred certain debt issuance costs, including bank, legal and other fees, related to the establishment of its term loans and revolving credit facilities (Note 10). These costs are being amortized using the effective interest method for the term loans and using the straight-line method for the revolving credit facilities. On the balance sheets, unamortized deferred financing fees for the term loans are included net of the term loan debt and for the revolving credit facilities are included in other noncurrent assets.

Foreign Currency Translation

The functional currency of each of the Company’s foreign subsidiaries and branches is the local currency. All assets and liabilities of foreign subsidiaries and branches are translated into U.S. dollars at fiscal year-end exchange rates. Income and expense items are translated at exchange rates prevailing during the year. The resulting translation adjustments, net of income taxes, are recorded in accumulated other comprehensive loss, which is a component of member’s equity. The Company recorded translation adjustments of $732 and ($792), net of income taxes (benefit) of $289, and ($57) for the years ended September 30, 2020 and 2019, respectively.

Revenue Recognition

In May 2014, the FASB issued ASC 606, “Revenue from Contracts with Customers.” ASC 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. Under the new standard and its related amendments, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. Enhanced disclosures are required regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company adopted the standard as of October 1, 2019 using the modified retrospective approach, which requires applying the new standard to all existing contracts not yet completed as of the effective date and recording a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The adoption of ASC 606 did not have a material impact on the Company’s consolidated financial statements.

The core principle of ASC 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

company expects to be entitled in exchange for those goods or services. Revenue is measured based on consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control of goods to a customer. ASC 606 also requires disclosures sufficient to enable users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, including qualitative and quantitative disclosures about contracts with customers and significant judgments. The Company enters into contracts with its customers for the sale of goods in the ordinary course of business. A contract with commercial substance exists at the time the Company receives and accepts a purchase order under a master sales contract with a customer. The Company recognizes revenue when performance obligations under the terms of a contract with its customer are satisfied, which occurs with the transfer of control of the product(s) to the customer.

The Company evaluates whether an enforceable contract exits with a customer. An enforceable contract states the contractual terms, including the parties’ rights and the payment terms related to the goods to be transferred; and there is the ability and intention to pay the Company for the contracted product. The Company does not recognize revenue in situations where collectability from the customer is not probable, and defers the recognition of revenue until collection is probable or payment is received and performance obligations are satisfied. The Company also evaluates if a contract has multiple promises and if each promise should be accounted for as separate performance obligations or as a single performance obligation. Multiple promises in a contract are typically separated if they are distinct, both individually and in the context of the contract. The Company’s contracts generally contain multiple promises that are distinct individually and in the context of the contract.

Disaggregation of Revenue

The Company generated revenue through the sale of products, directly or through domestic and international distributors, to health and natural food stores, mass retailers, third-party e-commerce marketplaces, professionals, and supermarkets. The following is a disaggregation of revenue by channel, which the Company believes best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Natural and Specialty Retail: This channel consists of domestic retailers including independent health and natural food stores, health and natural food stores affiliated with local, regional and national health and natural food chains.

Online: This channel consists of third-party e-commerce retailers that primarily focus on selling natural products and supplements on their own websites, sales through third-party marketplaces such as Amazon and other resellers authorized by the Company, and sales to individual online consumers through a variety of forms including the Company’s operated e-commerce sites and third-party platforms such as the Amazon storefront, Walmart, Shopify, and eBay.

International — Retail: This channel consists of international retailers such as health food stores, supermarkets, drugstores, and warehouse clubs.

Food, Drug and Mass (“FDM”) — This channel consists of domestic and international retailers including grocery, drug and mass merchant stores, such as Target, Kroger, and Walmart.

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

Other: This channel primarily consists of sales to health practitioners that provide professional-grade supplements and natural products to patients, and private label sales through Monarch Nutraceuticals, a subsidiary of Nutraceutical, which markets branded bulk products and custom blends primarily to manufacturers and distributors.

Net sales by channel are as follows:

	Years Ended September 30,
	2020	2019
Natural and Specialty Retail	$122,347	$109,689
Online	139,603	110,545
International — Retail	36,148	31,814
FDM	12,301	11,366
Other	8,911	14,100

Total net sales	$319,310	$277,514

The Company sells its products under a number of brands. The Company summarizes its brands into two categories: Core Brands and Other Brands. Core Brands include Solaray, KAL, Zhou, Zand Immunity, Nu U, Heritage Store, and Life Flo. Other Brands include all other brands sold by us.

Net sales by brand category are as follows:

	Years Ended September 30,
	2020	2019
Core Brands	$248,641	$205,727
Other Brands	70,669	71,787

Total net sales	$319,310	$277,514

Generally, contracts within the wholesale revenue stream include several distinct products that represent separate performance obligations satisfied at a point-in-time. The transaction price can be variable due to volume-based rebates and discounts. Stand-alone selling prices are directly observable for each product sold.

Satisfaction of Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. The transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Sales contracts (purchase orders) typically contain several performance obligations, as customers generally contract for multiple products within a single contract, and each product is capable of being distinct. Performance obligations are satisfied at the point in time in which the customer takes control of the product, upon shipment or delivery, depending on the terms of the underlying contract. For the majority of the Company’s products, control is transferred and revenue is recognized when the product is shipped from the Company’s distribution facility. If a contract contains more than one performance obligation, the

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

transaction price is allocated to each performance obligation based on the relative stand-alone selling price of the respective promised good or service.

Determining the Transaction Price

Revenue is recognized based on the transaction price, which is measured as the amount of consideration the Company expects to receive in exchange for transferring control of a product to a customer. When determining the transaction price, the Company estimates variable consideration to the extent that it is probable that a significant amount of cumulative revenue will not be reduced in the future. The primary sources of variable consideration for the Company are volume-based rebate programs, discounts, and product returns. Generally, these discounts and incentives are recorded as a reduction to revenue at the time of the initial sale. The Company estimates variable consideration using the expected value method which is based on sales terms with customers, historical experience, volume purchases, and known changes in relevant trends. There are no material instances where variable consideration is constrained and not recorded at the initial time of sale.

Returns, Refunds, and Warranties

In the normal course of business, the Company provides assurance-type warranties for products with agreed-upon specifications and are free from material defects. For a limited duration following initial sale, the Company offers its customers the right to return defective products for a full refund, or for a replacement of defective products. The Company records a refund liability based on anticipated sales returns. Sales returns are estimated based on sales terms, historical experience, and trend analysis. The refund liability is remeasured for changes in the estimate at each reporting date with a corresponding adjustment to net sales within the Consolidated Statements of Comprehensive Loss. For the year ended September 30, 2020, the refund liability was $311.

Principal vs. Agent Considerations

U.S. GAAP requires the Company to evaluate a promise to transfer services to the customer (as the principal) or to arrange for services to be provided by another party (as the agent) using a control model. Based on evaluation of the control model, the Company determined that it acts as the agent within our revenue arrangements with resellers. Therefore, revenue is reported net of reseller fees within the Consolidated Statements of Comprehensive Loss.

Shipping and Handling

Freight and shipping costs billed to customers concurrent with revenue producing activities is included within revenue and the cost for inbound freight is recognized as an expense within cost of sales when control has transferred to the customer. The Company has elected to treat shipping and handling associated with outbound freight that occurs after control of the related good transfers to the customer as a fulfillment cost instead of as a separate performance obligation. The Company recognizes the cost for shipping and handling (i.e. outbound freight costs) when incurred as an expense in distribution expense.

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

Contract Costs

Applying the practical expedient, the Company recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less. These costs are included in selling, general, and administrative expenses.

Prior to October 1, 2019, the Company recognized revenue in accordance with ASC 605. The Company recognized revenue when the following criteria were met: (i) persuasive evidence of an arrangement exists; (ii) the product has been shipped and the customer takes ownership and assumes the risk of loss; (iii) the selling price is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured. The Company believes that these criteria were satisfied upon shipment from its facilities or, in the case of the Company’s retail stores, at the point of sale within these stores. Revenue was reduced by provisions for estimated customer returns and allowances, which are based on historical averages that have not varied significantly for the periods presented, as well as specific known claims, if any.

Research and Development

The Company expenses research and development costs as incurred, and are included in selling, general and administrative expenses. For the years ended September 30, 2020 and 2019, the Company incurred $6,182 and $5,929, respectively, in research and development expenditures primarily related to product development.

Advertising

The Company expenses advertising costs as incurred. These costs are included in selling, general and administrative expenses. For the years ended September 30, 2020 and 2019, the Company incurred $18,109 and $14,442, respectively, in advertising expenses.

Income Taxes

The Company accounts for income taxes using the asset and liability method which requires the Company to record deferred tax assets and liabilities for the differences between the financial statement and tax bases of assets and liabilities using the expected applicable future tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be ultimately realized.

The Company accounts for uncertainty in income taxes using a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination by the tax authority. If a tax position meets the more-likely- than-not recognition threshold it is then measured to determine the amount of benefit or loss to recognize in the financial statements. Our policy for recording interest and penalties related to income taxes, including uncertain tax positions, is to record such items as a component of the provision for income taxes (Note 12).

Accounting for Management Incentive Units

The Company records compensation expense associated with management incentive units in accordance with ASC Topic 718 (“Share Based Payment”). The Company accounts for forfeitures of

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

units as they occur. The compensation expense related to all of the Company’s incentive units compensation arrangements are recorded over the requisite service period as a component of selling, general and administrative expenses (Note 13).

Concentrations of Credit Risk

In the normal course of business, the Company provides credit terms to our customers; however, collateral is not required. Accordingly, the Company performs credit evaluations of our customers and maintains allowances for possible losses which, when realized, are within the range of management’s expectations. From time to time, a higher concentration of credit risk exists on outstanding accounts receivable for a select number of customers due to individual buying patterns.

Earnings Per Share

Earnings per share are not presented in the accompanying financial statements as the Company is a single member limited liability company.

New Accounting Standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (“Topic 842”). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. As an emerging growth company, we intend to adopt the new standard on October 1, 2022. However, if we lose our emerging growth company status prior to our intended adoption date, we may be required to adopt the new standard in the year we lose such status. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, which is included in ASC 230, “Statement of Cash Flows.” This guidance amends ASC 230 to add or clarify guidance on the classification of certain cash receipts and payments in the statement of cash flows. The cash flow issues identified in the guidance are debt prepayment or debt extinguishment costs, settlement of zero-coupon bonds, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate owned life insurance policies, distributions received from the equity method investees and beneficial interest in securitization transactions. The Company will adopt the standard as of October 1, 2020. The Company does not expect this standard to have a material impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued authoritative guidance, which is included in ASU 2016-13 “Financial Instruments — Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 requires an entity to utilize a new impairment model known as the current expected credit loss (“CECL”) model to estimate its lifetime “expected credit loss” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses. ASU 2016-13 also requires new disclosures for financial assets

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

measured at amortized cost, loans and available-for-sale debt securities. As an emerging growth company, we intend to adopt the new standard as of October 1, 2023. However, if the Company loses our emerging growth company status prior to our intended adoption date, we may be required to adopt the new standard in the year we lose such status. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

In December 2019, the FASB issued authoritative guidance, which is included in ASU 2019-12 “Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes.” This ASU eliminates some exceptions to the general approach in ASC Topic 740 and allows for a more consistent application of the guidance by clarifying certain aspects of the existing guidance. As an emerging growth company, we intend to adopt the new standard as of October 1, 2022. The Company is currently evaluating the impact this standard will have on its consolidated financial statements

In March 2020, the FASB issued authoritative guidance, which is included in ASU 2020-04 “Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” ASU 2020-04 provides optional guidance for a limited period of time in order to ease potential issues relating to accounting for or recognizing the effects of reference rate reform on financial reporting. As an emerging growth company, we intend to adopt the new standard as of October 1, 2022. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any other new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its consolidated financial statements.

3. Acquisitions

On February 13, 2019, the Company completed the acquisition of all the issued and outstanding equity of Nu U Nutrition Limited (“Nu U”) for $11,371, of which $10,478 was paid in cash at the closing date with an additional $776 paid in cash during the year ended September 30, 2020. The remaining $117 is expected to be paid prior to the second anniversary of the acquisition. Nu U sells nutritional supplements on ecommerce websites in Europe and the United States, and enhances the Company’s product offerings.

This acquisition was accounted for using the acquisition method of accounting. Accordingly, the aggregate purchase price was assigned to the assets acquired based on their fair values at the date of acquisition. The excess of aggregate purchase price over the fair values of the assets acquired was classified as goodwill (Note 8). The goodwill relates to expected synergies from combining operations, cost savings, and certain intangible assets not allowed to be recognized per authoritative literature. The Consolidated Statements of Comprehensive Loss and Consolidated Statements of Cash Flows presented herein include the activities of this acquired business from its date of acquisition.

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

The following reflects the final allocation of the aggregate purchase price for the Nu U acquisition to the aggregate assets acquired:

Net assets acquired
Accounts receivable	$381
Inventories	2,573
Goodwill	4,675
Trademarks and tradenames	1,605
Customer relationships	3,532
Noncompete agreements	424
Accounts payable	(1,355)
Accrued expenses	(156)
Deferred tax liabilities, net	(308)

$11,371

The Nu U acquired finite-lived intangibles related to trademarks and tradenames totaling $1,605, customer relationships totaling $3,532, and noncompete agreements totaling $424. The estimated fair values of the trademarks and tradenames were determined using an income approach, the relief from royalty method, which estimates discounted cash flows over the estimated life of the trademarks and tradenames. The estimated fair values of the customer relationships and noncompete agreements were determined using the with or without method, which estimates the fair values of the intangibles by calculating the difference between two discounted cash flow models: one that represents estimated discounted cash flows from continued business with the customer relationship and noncompete agreements in place, and the other which estimates the discounted cash flows from continued business without the customer relationships and noncompete agreements in place. The useful lives of the acquired trademarks and tradenames, customer relationships, and noncompete agreements are 5 years, 4 years, and 3 years respectively. Goodwill totaling $4,675 is being amortized over 15 years for tax purposes.

The results of operations of Nu U have been included in the Company’s consolidated financial statements from the date of acquisition. For the period from the acquisition date to September 30, 2019, Nu U contributed $13,443 to the Company’s consolidated net sales. For the year ended September 30, 2020, Nu U contributed $30,471 to the Company’s consolidated net sales. Due to the integration of operations post acquisition, presenting the operating losses that Nu U contributed to the Company’s consolidated operating loss since the acquisition date is impracticable.

The following unaudited pro forma financial information combines the results of operations for Nu U and the Company as if the closing of the acquisition had occurred on October 1, 2018, after giving effect to certain purchase accounting adjustments. These purchase accounting adjustments include amortization of acquired intangible assets.

The unaudited pro forma results do not reflect any cost saving synergies from operating efficiencies or the effect of the incremental costs incurred from integrating these companies. Accordingly, these unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

been if the acquisitions had occurred October 1, 2018, nor are they indicative of future results of operations:

	Years Ended September 30,
	2020	2019
Net Sales	$319,310	$283,523
Net Loss	$(32,651)	$(4,393)

4. Accounts Receivable

Accounts receivable, net of allowances for discounts and doubtful accounts, consist of the following:

	As of September 30,
	2020	2019
Accounts receivable	$34,386	$33,891
Less allowances	(5,857)	(1,928)

	$28,529	$31,963

The changes in the Company’s allowance for discounts and doubtful accounts were as follows:

	As of September 30,
	2020	2019
Beginning balance	$1,928	$1,282
Provision for allowance	22,004	12,161
Write-offs and adjustments	(18,075)	(11,515)

	$5,857	$1,928

5. Inventories

Inventories are comprised of the following:

	As of September 30,
	2020	2019
Raw materials	$38,845	$31,280
Work-in-process	9,510	12,038
Finished goods	33,051	30,151

	$81,406	$73,469

6. Assets Held for Sale

In August 2018, the Company announced its intention to sell its manufacturing facilities in Tampa, Florida and Tulsa, Oklahoma and relocate these operations to its Ogden, Utah location. The Company also had properties located in Bowling Green, Florida, San Clemente, California, Shelburne,

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

Massachusetts and Mountain Green, Utah available for sale as well as retail stores and other related retail facilities. As of September 30, 2020 the Company has sold all previously held for sale assets except for the manufacturing facility in Tulsa, Oklahoma. At September 30, 2020, the Company also held for sale an office building in Park City, Utah. The assets associated with these properties have been classified as held for sale and presented separately in the consolidated financial statements ended September 30, 2020, and were sold subsequent to year-end. For the year ended September 30, 2020, the fair market value less selling costs of the held for sale assets were less than the net carrying value of the relevant assets and accordingly an impairment charge of $873 was recognized. No impairment charge was recorded for the year ended September 30, 2019. During the year ended September 30, 2019, the Company received proceeds of $6,928 and recognized a pre-tax loss of $436 from assets held for sale. Assets held for sale were $7,481 and $2,613, for the years ended September 30, 2020 and 2019, respectively, and were comprised of property, plant and equipment.

7. Property, Plant and Equipment, Net

Property, plant and equipment, net of accumulated depreciation and amortization, are comprised of the following:

	Estimated Useful Life in Years	As of September 30,
		2020	2019
Land	—	$3,852	$5,180
Buildings	30	53,701	57,588
Leasehold improvements	1-3	2,312	1,635
Furniture, fixtures and equipment	1-10	48,352	41,095

		108,217	105,498

Less: Accumulated depreciation and amortization		(30,437)	(21,563)

		$77,780	$83,935

Property, plant and equipment to be disposed of are included in “Assets held for sale” on the Consolidated Balance Sheets as of September 30, 2020 and 2019, and accordingly, are not included in this table. During the year ended September 30, 2020, the Company recorded a gain on disposal of property, plant and equipment of $375, while during the year ended September 30, 2019, the Company recorded a loss on disposal of property, plant and equipment of $142, within (gains) losses on disposals of property, plant and equipment on the consolidated statements of comprehensive loss.

At September 30, 2020, the Company had equipment under capital leases totaling $813 with accumulated depreciation and amortization of $133. At September 30, 2019 the Company had no equipment under capital leases. Substantially all property, plant and equipment of the Company collateralized its debt obligations (Note 10).

Depreciation and amortization of property, plant and equipment totaled $9,822 and $10,430 for the years ended September 30, 2020 and 2019, respectively, and is included in cost of sales for depreciation and amortization expense related to manufacturing assets, and selling, general and administrative expense for non-manufacturing assets.

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

8. Goodwill and Intangible Assets

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The changes in the carrying amount of goodwill for the years ended September 30, 2020 and 2019 were as follows:

Gross Carrying Amount
Balance as of September 30, 2018	$148,187
Goodwill attributable to fiscal 2019 acquisition	4,675
Currency translation adjustment	(349)

Balance as of September 30, 2019	152,513
Currency translation adjustment	373

Balance as of September 30, 2020	$152,886

The Company reviews goodwill for impairment on a reporting unit basis on July 1 of each year and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable.

The Company performed qualitative assessments as of July 1, 2020 and 2019, and determined that it is not more likely than not that the fair value of the reporting unit is less than the respective carrying value. Subsequent to July 1, 2020 through September 30, 2020, the Company did not identify any changes in circumstances that would indicate the carrying value of goodwill may not be recoverable. Significant adverse changes in future periods could negatively affect the Company’s key assumptions and may result in future goodwill impairment charges which could be material.

The carrying amounts of identifiable intangible assets at September 30, 2020 and 2019 were as follows:

	September 30, 2020
	Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization(1)	Net Carrying Amount
Customer Relationships	4-17	$125,758	$(23,764)	$101,994
Trademarks/Trade names	2-10	47,030	(21,035)	25,995
Noncompete agreements	3	426	(230)	196

Total intangible assets		$173,214	$(45,029)	$128,185

	September 30, 2019
	Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization(1)	Net Carrying Amount
Customer Relationships	4-17	$125,709	$(15,677)	$110,032
Trademarks/Trade names	2-10	47,001	(14,199)	32,803
Noncompete agreements	3	421	(88)	333

Total intangible assets		$173,132	$(29,964)	$143,168

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

(1)	Amounts include the impact of foreign currency translation adjustments.

Aggregate amortization expense related to intangible assets totaled $15,050 and $14,686 for the years ended September 30, 2020 and 2019, respectively.

Estimated future amortization expense related to intangible assets as of September 30, 2020 is as follows:

Estimated Amortization Expense
Year Ending September 30,
2021	$14,445
2022	13,502
2023	11,596
2024	10,200
2025	10,024
Thereafter	68,418

$128,185

9. Accrued Expenses

Accrued expenses are comprised of the following:

	Year ended September 30,
	2020	2019
Employee payroll, taxes, benefits and other compensation	$5,857	$2,511
Contingent consideration	117	893
Other accrued	2,032	1,795

	$8,006	$5,199

10. Debt

At September 30, 2018, the Company’s debt consisted of (i) a first lien senior secured term facility of $229,425 and a $20,000 senior secured revolving facility, and (ii) a second lien senior secured term facility for $95,000. The first lien term loan, revolving facility and second lien term loan were scheduled to mature on August 23, 2023, 2022 and 2024, respectively.

On December 28, 2018, the Company amended its first lien credit agreement to provide an incremental term loan in the principal amount of $19,000, the proceeds of which were used by the Company to finance the acquisition of all the issued and outstanding equity interest of Nu U. This amendment was an increase to the term loans outstanding under the first lien credit agreement. No changes were made to the maturity date under this amendment. The Company paid financing fees of $483 related to amendment of which $184 are being expensed over the term of amendment using the effective interest method and $299 was expensed and is included in interest expense for the period ended September 30, 2019.

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

Long-term debt, net is comprised of the following as of September 30, 2019:

	Principal Outstanding	Unamortized Deferred Financing Fees	Net Balance Outstanding
First Lien Term Loan	$244,219	$(4,600)	$239,619
Second Lien Term Loan	95,000	(3,098)	91,902

Total Term Loans	339,219	(7,698)	331,521
Less Current Portion of First Lien Term Loans	(2,486)	—	(2,486)

Total	$336,733	$(7,698)	$329,035

Borrowings under the first lien senior secured term, senior secured revolving facility, and second lien senior secured loan were collateralized by substantially all assets of the Company. The Company was required to make quarterly principal payments of $621 under the First Lien Amended Credit Agreement. Beginning with the fiscal year ending September 30, 2018 and for each fiscal year ending thereafter, the Company may be required to make additional mandatory payments of the First Lien Term Loan with certain excess cash flow amounts (as set forth in the First Lien Amended Credit Agreement), with customary exceptions. No payment was required to be made during the year ended September 30, 2019 for excess cash flow . At the Company’s election, borrowings bear interest at the applicable Eurodollar Rate plus a variable margin or at a Base Rate plus a variable margin. At September 30, 2019, the variable margin rates under the First Lien Amended Credit Agreement and the Second Lien Credit Agreement were 3.25% and 8.75%, respectively. At September 30, 2019, the interest rates under the First Lien Credit Agreement and the Second Lien Credit Agreement were 5.29% and 10.79%, respectively, and the weighted-average all-in interest rate for all outstanding borrowings was 6.83%. The Company is also required to pay a variable quarterly fee on the unused balance under the First Lien Revolving Credit Facility. At September 30, 2019, the applicable rate was 0.50%. Accrued interest was $65 as of September 30, 2019 and is payable based on elected intervals of one, two or three months.

On September 30, 2020, the Company refinanced its debt by entering into a new credit agreement (the “New Credit Agreement”). The New Credit Agreement consists of (i) a $347,500 senior secured term loan, (ii) a $52,500 senior secured delayed draw term loan and (iii) a $25,000 senior secured revolving facility. The maturity date on the term loan and the delayed draw term loan is September 30, 2026 The maturity date on the revolving facility is September 30, 2025. The term loan on the New Credit Agreement was used to fully repay the prior first lien term loan and the second lien term loan. The Company recognized a loss on the debt extinguishment of $9,439. As part of this refinance, deferred financing fees of $6,108 related to the prior debt were expensed and are included in interest expense for the year ended September 30, 2020. The Company paid financing fees of $11,059 related to the New Credit Agreement of which $7,728 are being expensed over the term of New Credit Agreement using the effective interest method for the term loan and using the straight-line method for the revolving facility and $3,331 was expensed and is included in interest expense for the year ended September 30, 2020.

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

Debt is comprised of the following as of September 30, 2020:

	Principal Outstanding	Unamortized Deferred Financing Fees	Net Balance Outstanding
Term Loan	$347,500	$(7,269)	$340,231
Less Current Portion of Term Loan	(6,516)	—	(6,516)

Total	$340,984	$(7,269)	$333,715

The following summarizes future minimum principal payments required under the Company’s New Credit Agreement as of September 30, 2020:

Term Loan
2021	$6,516
2022	8,688
2023	8,688
2024	8,688
2025	8,688
Thereafter	306,232

$347,500

Borrowings under the New Credit Agreement are collateralized by substantially all assets of the Company. Beginning March 31, 2021, the Company is required to make quarterly principal payments of $2,172 under the New Credit Agreement. Beginning with the year ending September 30, 2021 and for each fiscal year ending thereafter, the Company may be required to make additional mandatory payments of the term loan with certain excess cash flow amounts (as set forth in the New Credit Agreement), with customary exceptions. At the Company’s election, borrowings bear interest at the applicable Eurodollar Rate plus a variable margin or at a Base Rate plus a variable margin. At September 30, 2020, the variable margin rate under the New Credit Agreement was 8.00%. The Company is also required to pay a quarterly fee on the unused balance of the revolving facility of 0.50% and a quarterly fee on the undrawn balance on the delayed draw term loan of 1.00%. Accrued interest was $79 as of September 30, 2020 and is payable based on elected intervals of one, two or three months.

The New Credit Agreement contains restrictive covenants, including restrictions on incurring other indebtedness and requirements that the Company maintain certain financial ratios. As of September 30, 2020, the Company was in compliance with the restrictive covenants. Upon the occurrence of a default, the lender has various remedies or rights, which may include proceeding against the collateral or requiring the Company to repay all amounts outstanding under the New Credit Agreement.

11. Fair Value Measurements

We categorize assets and liabilities measured at fair value into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1 — Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

The Company believes that the fair values of financial instruments, including cash, accounts receivable, accounts payable, and long-term debt, net approximate their respective carrying values at September 30, 2020 and 2019. The carrying values of cash, accounts receivable and accounts payable approximate their fair values based on their short-term nature. The carrying value of our long-term debt, net approximates its fair values because borrowings under the Company’s long-term debt arrangements bear interest at the variable rates described in Note 10. The fair value of the long-term debt, net, was determined using inputs that are classified as Level 2 in the fair value hierarchy.

12. Income Taxes

Consolidated loss before provision for income taxes consists of the following for the years ended September 30, 2020 and 2019:

	2020	2019
U.S.	$(39,166)	$(6,546)
Foreign	(782)	(1,801)

Total loss before income taxes	$(39,948)	$(8,347)

The (benefit) for income taxes is comprised of the following:

	2020	2019
Current
Federal	$2,133	$580
State	202	285
Foreign	35	(300)

	2,370	565

Deferred
Federal	(7,621)	(3,073)
State	(2,046)	(971)

	(9,667)	(4,044)

	$(7,297)	$(3,479)

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

The differences between income taxes at the statutory federal income tax rate and income taxes reported in the Consolidated Statements of Comprehensive Loss are as follows:

	2020	2019
Federal tax at statutory rate	$(8,389)	$(1,765)
State taxes, net of federal benefit	(2,238)	(446)
Nondeductible expenses	3,259	(8)
Change in tax rates	206	(684)
Credit for increasing research activities	(309)	(309)
Other	174	(267)

	$(7,297)	$(3,479)

A summary of the composition of deferred income tax assets and liabilities is as follows:

	2020	2019
Deferred income tax assets (liabilities), net
Accounts receivable reserves	$1,542	$491
Inventory valuation adjustments	886	697
Accrued liabilities	4,656	7
Property, plant and equipment	(2,932)	(3,059)
Intangible assets	(27,621)	(29,541)
Section 163(j) interest limitation carryforwards	4,509	2,912
Unrealized losses	77	112
Domestic net operating loss carryforwards	451	403
Foreign net operating loss carryforwards	1,558	1,969
Tax credit carryforwards	588	467

	(16,286)	(25,542)
Less: Valuation allowance	(1,558)	(1,969)

	$(17,844)	$(27,511)

As of September 30, 2020 and 2019, the Company had foreign net operating loss carryforwards of $7,183 and $8,547, respectively. If not used, loss carryforwards of $1,874 will expire between 2020 and 2039 while $5,309 do not expire.

Changes in the Company’s valuation allowance for deferred tax assets were as follows:

	2020	2019
Valuation allowance balance — beginning of fiscal year	$1,969	$2,117
Other decreases	(411)	(148)

Valuation allowance balance — end of fiscal year	$1,558	1,969

The valuation allowance relates to net operating losses in certain foreign jurisdictions where, based on the weight of available evidence, it is more-likely-than-not that the tax benefit of the net operating losses will not be realized. The valuation allowance decreased by $411 during fiscal year

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

2020 and $148 during fiscal year 2019. The decrease primarily relates to foreign net operating losses expiring unused.

As of September 30, 2020 and 2019, the Company had no federal net operating loss carryforwards.

Uncertain tax positions are recorded when it is more likely than not that a given tax position would not be sustained upon examination by taxing authorities. As of September 30, 2020 and 2019, the Company had no uncertain tax positions that required recognition or disclosure in its Consolidated Statements of Comprehensive Loss.

The Company files income tax returns in the United States federal jurisdiction, various U.S. state jurisdictions and certain foreign jurisdictions. The Company is no longer subject to U.S. federal tax examinations for fiscal years before 2017. The Company is no longer subject to examination in any U.S. state jurisdiction or foreign jurisdiction for fiscal years prior to 2015.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (TCJA) was enacted in the U.S. which significantly revised the U.S. corporate income tax structure. The primary revisions impacting the Company relate to lowering the corporate income tax rate from 35% to 21%, limitations on the deductibility of interest, and the immediate expensing of certain tangible property.

On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in the U.S. to assist businesses impacted by the economic effects of the COVID-19 pandemic. The primary provision impacting the Company relates to increased deductibility of interest pursuant to Internal Revenue Code Section 163 (j) from 30% of adjusted taxable income to 50% of adjusted taxable income. The Company has reflected the recent tax reform changes from TCJA and the CARES Act in the financial statements.

13. Capital Stock

Stockholder Litigation

On August 23, 2017, Nutrition Sub, Inc., a wholly-owned subsidiary of the Company, merged with the Company pursuant to the Merger Agreement dated as of May 21, 2017. Under the terms and subject to the conditions of the Merger Agreement, holders of Nutraceutical’s common stock at the effective time of the merger were entitled to receive $41.80 per share, without interest. At the time of the merger, stockholders holding 1,271,746 shares of Nutraceutical common stock dissented from the $41.80 per share offer price and filed suit in the Delaware Court of Chancery demanding that the court determine the fair value of their shares. During the year ended September 30, 2018, certain stockholders withdrew their assertion of appraisal rights in exchange for a payment totaling $11,057. As of September 30, 2019, a liability of $48,748 was recorded to account for the remaining stockholder litigation shares plus interest of $3,444.

For the year ended September 30, 2020, the Company recognized $32,441 in legal settlement expenses comprised of $17,500 in association with the Weiss, et al. vs. Michael Burke, et al. litigation, $11,000 in association with the appraisal to settle the Brookdale International Partners, LP, et al. vs. Nutraceutical International Corporation litigation that was stipulated to settle on October 29, 2020, and an additional $3,941 in legal fees. See below for further details on the two cases. For the year ended September 30, 2019, the Company recognized $511 in legal settlement expenses related to legal fees incurred.

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

Brookdale International Partners, LP, et al. vs. Nutraceutical International Corporation

During the year ended September 30, 2020, the Company settled the appraisal demands of a number of the stockholders by paying a total of $10,350. On October 29, 2020, the Company settled the appraisal demands of the remaining stockholders by paying $52,265 plus an additional $1,000 to be paid on or before April 16, 2021. As of September 30, 2020, a liability of $33,855 was recorded to account for the remaining shares settled on October 29, 2020 plus interest of $8,226 and a premium of $11,000.

Weiss, et al. vs. Michael Burke

On May 13, 2020, the Company received a notice of a separate lawsuit brought by a former public stockholder of the Company against the former public Directors of the Company (“Former Directors”) and HGGC, alleging that the Former Directors — aided by HGGC — breached their fiduciary duties in connection with the Company’s sale to HGGC in 2017. The Company has an obligation to indemnify the Former Directors and HGGC for any losses arising out of that litigation. On April 15, 2021, the parties to that lawsuit and the Company stipulated to settle the lawsuit for $17,500, subject to the approval of the court. The Company has expensed and accrued $17,500 on the consolidated balance sheets related to this pending lawsuit. Another lawsuit was filed on May 28, 2020, also alleging that the Former Directors breached their fiduciary duties in connection with the Company’s sale to HGGC in 2017. This lawsuit was voluntarily dismissed on June 16, 2020.

Management Incentive Units

Norway Topco has issued grants of Class B and Class C incentive units (collectively “Incentive Units”) to select employees and management of the Company, and the related expense is pushed down to the Company. Each unit represents a fractional part of the limited partner interest. During the year ended September 30, 2019, Norway Topco, reserved an additional 1,507,781 Class B Units bringing the total Class B Units reserved for issuances to existing or new employees, officers, directors, consultants or other service providers of the partnership or any of its subsidiaries to 12,258,829. In July 2019, it was determined that no additional grants of Class B Units would be made. During the year ended September 30, 2020, Norway Topco reserved 20,819,940 Class C Units for issuances to existing or new employees, officers, directors, consultants or other service providers of the partnership or any of its subsidiaries.

The Class B incentive units vest over five years with 20% vesting no later than one year after the date of grant (“Initial Vesting Date”) with the remaining units vesting an additional 10% on the last day of each of the eight consecutive six-month periods following the Initial Vesting Date. Upon the occurrence of a change of control, all units that have not yet vested shall become fully vested. Vested units will receive distributions in the event that certain defined performance thresholds are met.

The Class C incentive units vest over five years with 20% vesting no later than one year after the date of grant (“Initial Vesting Date”) with the remaining units vesting an additional 10% on the last day of each of the eight consecutive six-month periods following the Initial Vesting Date. Upon the occurrence of a change of control, all units that have not yet vested shall become fully vested.

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

The Company values the Incentive Units with the assistance of third-party valuation experts at the respective date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The assumptions underlying our valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our equity-based compensation expense could be materially different. Following the closing of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock. The fair value of the units was estimated at the grant date using the Black-Scholes Option Pricing model.

The following table reflects Class B Unit activity for the period:

	Number of B Units Available to Issue	Number of B Units Outstanding	Weighted- Average Grant Price
Balance as of September 30, 2018	305,504	10,445,544	$0.2529

Class B Units reserved	1,507,781	—	0.1051
Units granted	(2,579,462)	2,579,462	0.1051
Units forfeited	766,177	(766,177)	0.2529

Balance as of September 30, 2019	—	12,258,829	$0.2218

Units forfeited	—	(1,906,468)	0.2162

Balance as of September 30, 2020	—	10,352,361	$0.2228

The fair value of the issued and outstanding units as of September 30, 2020 was $2,307. The weighted average remaining contractual life for units outstanding as of September 30, 2020 was 2 years. The company recorded $443 and $500 in compensation expense for the years ended September 30, 2020 and 2019, respectively.

The following table lists the inputs to models used to calculate the fair value of the Class B Units as of the grant date for the year ended September 30, 2019:

Black-Scholes Option Pricing Model
Fair value of Units	$0.2218
Exercise price	0.2218
Expected term (years)	2
Expected volatility	67.00%
Risk-free interest rate	1.63%

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

The grant date fair value of all Incentive Units is estimated using the Black-Scholes option pricing model. The pricing model requires assumptions, which include the expected life of the Incentive Units, the risk-free interest rate, the expected dividend yield and expected volatility of our units over the expected life, which significantly impacts the assumed fair value.

The expected term of the Incentive Units is based on our estimated time of a change in control at the grant date. Given there is no active external or internal market for the units at the date of the grant, a peer group of companies was used to calculate volatility. The risk-free interest rate was based on the rate of treasury securities with the same term at the time of the grant date. As of September 30, 2020, the Company had $965 of future period compensation-based expense related to the units. Additionally, vested Class B Unit holders at the time of the minority stake transaction received $4,231 as a distribution from Norway Topco, LP, in accordance with the Company’s governing documents. This was a distribution to the unit holders in their capacity as equity owners and did not result in any incremental compensation expense for the Company.

The following table reflects Class C Unit activity for the period:

	Number of C Units Available to Issue	Number of C Units Outstanding	Weighted- Average Grant Price
Balance as of September 30, 2019	—	—	$—
Class C Units reserved	20,819,940	—	0.3172
Units granted	(17,591,115)	17,591,115	0.3172
Units forfeited	1,314,259	(1,314,259)	0.3172

Balance as of September 30, 2020	4,543,084	16,276,856	$0.3172

The fair value of these units was determined at the respective date of grant. The fair value of the issued and outstanding units as of September 30, 2020 was $5,162. The weighted average remaining contractual life for units outstanding as of September 30, 2020 was 4 years. The company recorded $499 in compensation expense for the year ended September 30, 2020.

The following table lists the inputs to models used to calculate the fair value of the Class C Units for the period ended September 30, 2020:

Black-Scholes Option Pricing Model
Fair value of Units	$0.3172
Exercise price	0.3172
Expected term (years)	4
Expected volatility	71.00%
Risk-free interest rate	0.24%

The grant date fair value of all Incentive Units is estimated using the Black-Scholes option pricing model. The pricing model requires assumptions, which include the expected life of the Incentive Units, the risk-free interest rate, the expected dividend yield and expected volatility of our units over the expected life, which significantly impacts the assumed fair value.

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

The expected term of the Incentive Units is based on our estimated time of a change in control at the grant date. Given there is no active external or internal market for the units at the date of the grant, a peer group of companies was used to calculate volatility. The risk-free interest rate was based on the rate of treasury securities with the same term at the time of the grant date. As of September 30, 2020, the Company had $4,663 of future period compensation-based expense related to the units. No income tax benefit was recognized for this compensation expense in the consolidated statements of comprehensive loss, as the Company does not anticipate realizing any such benefit in the future.

Minority Stake

On July 19, 2019, Snapdragon Capital Partners LLC and The Maze Group LLC purchased a minority stake in Norway Topco, LP. As part of the minority interest transaction, the Company provided a net distribution of $2,788 to Norway Topco, LP for transaction costs.

14. Employee Benefit Plans

The Company has a 401(k) defined contribution profit sharing plan that covers substantially all employees. Under the plan, employees may contribute up to 75% of their compensation subject to certain exceptions and limitations. In addition, employees who meet certain age requirements may contribute additional amounts permitted by law under the plan. The Company makes matching contributions to the plan up to the first 4% of employee contributions and is permitted to make discretionary contributions under the plan. The amounts contributed to the plan by the Company were $1,044 and $944 for the years ended September 30, 2020 and 2019, respectively.

15. Commitments and Contingencies

The Company is involved in various legal matters arising in the normal course of business. We accrue anticipated costs of settlement, damages, losses for such legal matters and, under certain conditions, costs of defense, to the extent specific losses are probable and reasonably estimable, in accordance with ASC Topic 450. Otherwise, we expense these costs as incurred. If the estimate of a probable loss is a range and no amount within the range is more likely than any other amount, we accrue the minimum amount of the range. Litigation and product liability matters are inherently uncertain, and the outcomes of individual matters are difficult to predict and quantify. As such, significant judgment is required in determining our legal and product liability accruals. At September 30, 2020, a liability of $875 was recorded for individual regulatory and legal matters in which the Company is presently involved. In the opinion of management, the individual regulatory and legal matters in which the Company is presently involved are not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, the aggregate liability of the Company arising from regulatory and legal proceedings related to future matters could have a material effect on the Company’s financial position, results of operations or cash flows. Our estimates related to our legal and product liability accruals may change as additional information becomes available to us, including information related to the nature or existence of claims against us, trial court or appellate proceedings, and mediation, arbitration or settlement proceedings.

The Company leases office, storage and warehouse space as well as apartments, vehicles, and other equipment under noncancelable operating leases, the last of which expires during fiscal year

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

2028; however, the Company has negotiated extension options in many cases. These operating leases require the Company to pay all taxes, insurance and maintenance.

The following summarizes future minimum lease payments required under the Company’s significant noncancelable operating leases as of September 30, 2020:

Years Ending September 30,	Minimum Lease Payments
2021	$1,598
2022	1,144
2023	1,093
2024	1,233
2025	1,270
Thereafter	4,170

$10,508

Total rent expense incurred by the Company was $1,007 and $1,157 for the years ended September 30, 2020 and 2019, respectively.

During the year ended September 30, 2020, the Company entered into a capital lease for certain manufacturing equipment. This capital lease expires during fiscal year 2022.

The following summarizes future minimum lease payments required under the Company’s capital lease as of September 30, 2020:

Years Ending September 30,	Minimum Lease Payments
2021	$226
2022	262

$488

Total payments for capital lease obligations paid by the Company was $213 for the year ended September 30, 2020. The Company made no capital leases payments for the year ended September 30, 2019.

16. Subsequent Events

On October 29, 2020, a number of stockholders from the August 23, 2017 merger withdrew their assertion of appraisal rights and received a payment totaling $52,265 plus an additional $1,000 to be paid on or before April 16, 2021. To facilitate the payment of this liability, on October 28, 2020, the Company borrowed the $52,500 available under the delayed draw term loan (Notes 10 and 13). The $52,500 delayed draw term loan will be combined together with the $347,500 term loan for a total term loan of $400,000. With this additional borrowing, the Company’s required quarterly principal payments under the New Credit Agreement will be $2,500 beginning March 31, 2021.

Nutrition Topco, LLC

Notes to Consolidated Financial Statements

September 30, 2020 and 2019

(in thousands of dollars)

In April 2021, the Company entered into an agreement with Norway Topco to receive a capital contribution from HGGC of $17,500 to be used to settle the stockholder litigation complaint filed against the Company on May 13, 2020. The contribution will be effectuated by a cash transfer and corresponding book entry in the Company’s capital account. HGGC received no additional shares of capital stock in consideration for its capital contribution.

On February 19, 2021, and April 1, 2021, the Company sold the office building in Park City, Utah and the manufacturing facility in Tulsa, Oklahoma, for $4,628 and $1,860, net of fees, respectively.

The Company evaluated subsequent events through April 19, 2021, the date the financial statements were available to be issued, and determined there were no additional items that required further disclosure or recognition.

Nutrition Topco, LLC

Condensed Consolidated Balance Sheets (unaudited)

(in thousands of dollars)	March 31, 2021	September 30, 2020
Assets
Current assets
Cash	$8,783	$20,799
Accounts receivable, net of allowance of $4,006 and $5,857 at March 31, 2021 and September 30, 2020, respectively	39,578	28,529
Inventories	79,188	81,406
Prepaid expenses and other current assets	5,956	5,497
Assets held for sale	1,860	7,481

Total current assets	135,365	143,712

Property, plant and equipment, net of accumulated depreciation of $35,038 and $30,437 at March 31, 2021 and September 30, 2020, respectively	76,131	77,780
Goodwill	153,175	152,886
Intangible assets, net of accumulated amortization	121,165	128,185
Other noncurrent assets	1,873	1,760

Total assets	$487,709	$504,323

Liabilities and Member’s Equity

Current liabilities
Accounts payable	$23,905	$27,855
Accrued expenses	7,357	8,006
Current portion of long-term debt	10,000	6,516
Stockholder litigation	18,537	70,581

Total current liabilities	59,799	112,958

Long-term debt, net	380,630	333,715
Other long-term liabilities	124	262
Deferred tax liabilities, net	14,018	17,844

Total liabilities	454,571	464,779
Commitments and contingencies (Notes 7 and 11)
Member’s equity
Member’s equity	101,290	100,541

Accumulated deficit	(69,621)	(60,785)

Accumulated other comprehensive income (loss)	1,469	(212)

Total member’s equity	33,138	39,544

Total liabilities and member’s equity	$487,709	$504,323

The accompanying notes are an integral part of these condensed consolidated financial statements.

Nutrition Topco, LLC

Condensed Consolidated Statements of Comprehensive Loss (unaudited)

(in thousands of dollars)	Six months ended March 31,
	2021	2020
Net sales	$178,557	$154,094
Cost of sales	88,574	72,862

Gross profit	89,983	81,232

Operating expenses

Distribution expense	17,458	14,933
Selling, general and administrative	54,152	45,320
Legal settlement	4,701	999
Amortization of intangible assets	7,312	7,556
Losses (gains) on disposals of property, plant and equipment	298	(106)
Impairment of held for sale assets	515	—

Total operating expenses	84,436	68,702

Income from operations	5,547	12,530

Interest expense	16,822	13,992

Other income, net	(189)	(114)

Total interest and other expense, net	16,633	13,878

Loss before provision for income taxes	(11,086)	(1,348)

(Benefit) for income taxes	(2,250)	(358)

Net loss	(8,836)	(990)

Other comprehensive income (loss)
Foreign currency translation adjustment, net of tax	1,681	(321)

Comprehensive loss	$(7,155)	$(1,311)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Nutrition Topco, LLC

Condensed Consolidated Statements of Member’s Equity (unaudited)

For the Six Months Ended March 31, 2021 and 2020

			Accumulated
			Other	Total Member’s
	Member’s	Accumulated	Comprehensive Income
(in thousands of dollars)	Equity	Deficit	(Loss)	Equity
Balance at September 30, 2020	$100,541	$(60,785)	$(212)	$39,544
Other comprehensive income	—	—	1,681	1,681
Stock-based compensation	749	—	—	749
Net loss	—	(8,836)	—	(8,836)

Balance at March 31, 2021	$101,290	$(69,621)	$1,469	$33,138

Balance at September 30, 2019	$99,599	$(28,134)	$(944)	$70,521
Other comprehensive loss	—	—	(321)	(321)
Stock-based compensation	295	—	—	295
Net loss	—	(990)	—	(990)

Balance at March 31, 2020	$99,894	$(29,124)	$(1,265)	$69,505

The accompanying notes are an integral part of these condensed consolidated financial statements.

Nutrition Topco, LLC

Condensed Consolidated Statements of Cash Flows (unaudited)

(in thousands of dollars)	Six months ended March 31,
	2021	2020
Cash flows from operating activities
Net loss	$(8,836)	$(990)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation and amortization	12,655	12,182
Amortization of deferred financing fees	628	864
Losses (gains) on disposals of property, plant and equipment	298	(106)
Impairment of held for sale assets	515	—
Stock based compensation	749	295
Bad debt expense	133	95
Deferred income taxes	(3,826)	(1,504)
Changes in assets and liabilities
Accounts receivable, net	(10,886)	(6,065)
Inventories	2,745	6,297
Prepaid expenses and other current assets	(458)	904
Other non current assets	(203)	316
Accounts payable	(3,911)	(1,020)
Accrued expenses	(647)	1,356
Stockholder litigation	221	1,631
Other long-term liabilities	(6)	480

Net cash (used in) provided by operating activities	(10,829)	14,735

Cash flows from investing activities
Proceeds from sales of property, plant and equipment	4,862	154
Purchases of property, plant and equipment	(3,788)	(6,081)

Net cash (used in) provided by investing activities	1,074	(5,927)

Cash flows from financing activities
Proceeds from long-term debt	52,500	—
Proceeds from revolving line of credit	—	10,000
Payment on long-term debt	(2,500)	(1,243)
Payment of financing fees	(141)	—
Payments on capital lease obligation	(132)	(139)
Payment for stockholders litigation	(52,265)	—
Payment of contingent consideration	—	(776)

Net cash (used in) provided by financing activities	(2,538)	7,842

Effect of exchange rate changes on cash	277	(321)

Net (decrease) increase in cash	(12,016)	16,329

Cash
Beginning of period or year	20,799	6,763

End of period or year	$8,783	$23,092

Supplemental disclosure of cash flow information:
Cash paid for interest	$16,058	$11,361
Cash paid for income taxes	$26	$112
Purchases of property, plant and equipment in accounts payable	$343	$700

The accompanying notes are an integral part of these condensed consolidated financial statements.

Nutrition Topco, LLC

Notes to Consolidated Condensed Financial Statements (unaudited)

(in thousands of dollars)

1. Description of Business

Nutrition Topco, LLC and its subsidiaries (the “Company”) is an integrated manufacturer, marketer, distributor and retailer of high-quality branded nutritional supplements and other natural products sold primarily to and through (i) health and natural food stores, (ii) distributors, (iii) food, drug and mass (“FDM”) retailers and (iv) e-commerce. Internationally, the Company markets and distributes branded nutritional supplements and other natural products to and through health and natural product distributors and retailers. The Company’s core business strategy is to operate businesses in the natural products industry that manufacture, market and distribute branded nutritional supplements and other natural products.

The Company manufactures and sells nutritional supplements and other natural products under numerous brands, including Solaray®, KAL®, Zhou Nutrition®, Heritage Store®, Zand® and Dynamic Health®.

The Company is a single member limited liability company, wholly-owned by Norway Topco, L.P (“Norway Topco”).

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company’s significant accounting policies are discussed in Note 2 to the consolidated financial statements included in the Company’s audited financial statements for the year ended September 30, 2020. There have been no significant changes to these policies that have had a material impact on the Company’s condensed consolidated financial statements and related notes for the six months ended March 31, 2021. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended September 30, 2020. Operating results for the six months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the year ending September 30, 2021.

In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of March 31, 2021, and its results of operations for the six months ended March 31, 2021, and 2020, and cash flows for the six months ended March 31, 2021 and 2020. The condensed balance sheet at September 30, 2020 was derived from audited annual financial statements but does not include all disclosures required by U.S. GAAP.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of net sales and expenses

Nutrition Topco, LLC

Notes to Consolidated Condensed Financial Statements (unaudited)

(in thousands of dollars)

during the reported periods. Significant estimates include values and lives assigned to acquired intangible assets, reserves for customer returns and allowances, uncollectible accounts receivable, valuation adjustments for slow-moving, obsolete and/or damaged inventory, valuation and recoverability of long-lived assets, valuation of stock-based compensation, estimated legal settlements and estimated recoverability of deferred income taxes. Actual results may differ from these estimates.

Fair Value Measurements

We categorize assets and liabilities measured at fair value into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment.

The Company believes that the fair values of financial instruments, including cash, accounts receivable, accounts payable, and long-term debt, net approximate their respective carrying values at March 31, 2021 and September 30, 2020. The carrying values of cash, accounts receivable and accounts payable approximate their fair values based on their short-term nature. The carrying value of our long-term debt, net approximates its fair values because borrowings under the Company’s long-term debt arrangements bear interest at the variable rates described in Note 7. The fair value of the long-term debt, net, was determined using inputs that are classified as Level 2 in the fair value hierarchy.

Segment Information

The Company’s chief operating decision maker (“CODM”) is the chief executive officer, who reviews the Company’s financial performance on a consolidated basis, for purposes of making operating decisions, assessing financial performance and allocating resources. The Company operates the business as one operating segment and therefore the Company has one reportable segment.

Earnings Per Share

Earnings per share are not presented in the accompanying financial statements as the Company is a single member limited liability company.

Major Customers and Concentration of Risk

The Company had one major customer that accounted for 12.9% of sales for the six months ended March 31, 2021. The loss of a major customer could adversely affect operating results and the Company’s financial condition. There was no concentration risk as of September 30, 2020.

New Accounting Standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (“Topic 842”). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. As an emerging growth company, we intend to adopt the new standard on October 1, 2022. However, if we lose our emerging growth company status prior to our intended adoption date, we may

Nutrition Topco, LLC

Notes to Consolidated Condensed Financial Statements (unaudited)

(in thousands of dollars)

be required to adopt the new standard in the year we lose such status. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, which is included in ASC 230, “Statement of Cash Flows.” This guidance amends ASC 230 to add or clarify guidance on the classification of certain cash receipts and payments in the statement of cash flows. The cash flow issues identified in the guidance are debt prepayment or debt extinguishment costs, settlement of zero-coupon bonds, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate owned life insurance policies, distributions received from the equity method investees and beneficial interest in securitization transactions. The Company adopted the standard as of October 1, 2020, noting no material impact to the Company’s consolidated financial statements.

In June 2016, the FASB issued authoritative guidance, which is included in ASU 2016-13 “Financial Instruments — Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 requires an entity to utilize a new impairment model known as the current expected credit loss (“CECL”) model to estimate its lifetime “expected credit loss” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses. ASU 2016-13 also requires new disclosures for financial assets measured at amortized cost, loans and available-for-sale debt securities. As an emerging growth company, we intend to adopt the new standard as of October 1, 2023. However, if the Company loses our emerging growth company status prior to our intended adoption date, we may be required to adopt the new standard in the year we lose such status. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

In December 2019, the FASB issued authoritative guidance, which is included in ASU 2019-12 “Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes.” This ASU eliminates some exceptions to the general approach in ASC Topic 740 and allows for a more consistent application of the guidance by clarifying certain aspects of the existing guidance. As an emerging growth company, we intend to adopt the new standard as of October 1, 2022. The Company is currently evaluating the impact this standard will have on its consolidated financial statements

In March 2020, the FASB issued authoritative guidance, which is included in ASU 2020-04 “Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” ASU 2020-04 provides optional guidance for a limited period of time in order to ease potential issues relating to accounting for or recognizing the effects of reference rate reform on financial reporting. As an emerging growth company, we intend to adopt the new standard as of October 1, 2022. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any other new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its consolidated financial statements.

Nutrition Topco, LLC

Notes to Consolidated Condensed Financial Statements (unaudited)

(in thousands of dollars)

3. Revenue Recognition

The Company applies ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) and follows a five-step model to determine the appropriate amount of revenue recognized in accordance with ASC 606.

The Company provides assurance-type warranties for products with agreed-upon specifications and are free from material defects. For a limited duration following initial sale, the Company offers its customers the right to return defective products for a full refund, or for a replacement of defective products. The Company records a refund liability based on anticipated sales returns. Sales returns are estimated based on sales terms, historical experience, and trend analysis. The refund liability is remeasured for changes in the estimate at each reporting date with a corresponding adjustment to net sales within the Consolidated Statements of Comprehensive Loss. As of March 31, 2021 and September 30, 2020, the refund liability was $341 and $311, respectively.

The following is a disaggregation of revenue by channel, which the Company believes best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors. Net sales by channel are as follows:

	Six Months Ended March 31,
	2021	2020
Natural and Specialty Retail	$59,302	$60,160
Online	82,130	67,025
International — Retail	23,416	16,101
FDM	5,614	6,106
Other	8,095	4,702

Total net sales	$178,557	$154,094

The Company sells its products under a number of brands. The Company summarizes its brands into two categories: Core Brands and Other Brands. Core Brands include Solaray, KAL, Zhou, Zand Immunity, Nu U, Heritage Store, and Life Flo. Other Brands include all other brands sold by us.

Net sales by brand category are as follows:

	Six Months Ended March 31,
	2021	2020
Core Brands	$143,013	$118,655
Other Brands	35,544	35,439

Total net sales	$178,557	$154,094

Nutrition Topco, LLC

Notes to Consolidated Condensed Financial Statements (unaudited)

(in thousands of dollars)

4. Inventories

Inventories are comprised of the following:

	As of March 31, 2021	As of September 30, 2020
Raw materials	$34,521	$38,845
Work-in-process	12,381	9,510
Finished goods	32,286	33,051

	$79,188	$81,406

5. Assets Held for Sale

As of September 30, 2020, the Company’s manufacturing plant in Tulsa, Oklahoma and an office building in Park City, are classified as held for sale.

On February 19, 2021, the Company sold the office building in Park City, Utah for $4,828, net of fees. As part of the sale, the Company recognized a loss of $298 during the six months ended March 31, 2021. The Company recognized an impairment of $515 during the six months ended March 31, 2021, related to the Company’s manufacturing plant in Tulsa, Oklahoma which as of March 31, 2021 was classified as held for sale.

6. Goodwill and Intangible Assets

The change in the carrying amount of goodwill for the six-month period ending March 31, 2021, was as follows:

Gross Carrying Amount
Balance as of September 30, 2020	$152,886
Currency translation adjustment	289

Balance as of March 31, 2021	$153,175

The Company reviews goodwill for impairment on a reporting unit basis on July 1 of each year and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Subsequent to July 1, 2020 through March 31, 2021, the Company did not identify any changes in circumstances that would indicate the carrying value of goodwill may not be recoverable.

Nutrition Topco, LLC

Notes to Consolidated Condensed Financial Statements (unaudited)

(in thousands of dollars)

The carrying amounts of identifiable intangible assets at March 31, 2021 and September, 30 2020, were as follows:

	March 31, 2021
	Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization(1)	Net Carrying Amount
Customer Relationships	4-17	$125,984	$(27,895)	$98,089
Trademarks/Trade names	2-10	47,194	(24,255)	22,939
Noncompete agreements	3	454	(317)	137

Total intangible assets		$173,632	$(52,467)	$121,165

	September 30, 2020
	Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization(1)	Net Carrying Amount
Customer Relationships	4-17	$125,758	$(23,764)	$101,994
Trademarks/Trade names	2-10	47,030	(21,035)	25,995
Noncompete agreements	3	426	(230)	196

Total intangible assets		$173,214	$(45,029)	$128,185

(1)	Amounts include the impact of foreign currency translation adjustments.

Aggregate amortization expense related to intangible assets totaled $7,312 and $7,556 for the six months ended March 31, 2021 and 2020, respectively.

Estimated future amortization expense related to intangible assets as of March 31, 2021 is as follows:

Estimated Amortization Expense
2021	$7,180
2022	13,573
2023	12,038
2024	10,360
2025	10,024
Thereafter	67,990

$121,165

7. Debt

On October 28, 2020, the Company borrowed the $52,500 available under the delayed draw term loan. The $52,500 delayed draw term loan will be combined with the $347,500 term loan for a total term loan of $400,000. With this additional borrowing, the Company’s required quarterly principal payment under the new credit agreement (“New Credit Agreement”) is $2,500 beginning March 31, 2021.

Nutrition Topco, LLC

Notes to Consolidated Condensed Financial Statements (unaudited)

(in thousands of dollars)

The New Credit Agreement contains restrictive covenants, including restrictions on incurring other indebtedness and requirements that the Company maintain certain financial ratios. As of March 31, 2021, and September 30, 2020, the Company was in compliance with the restrictive covenants. Upon the occurrence of a default, the lender has various remedies or rights, which may include proceeding against the collateral or requiring the Company to repay all amounts outstanding under the New Credit Agreement.

Long-term debt, net is comprised of the following as of March 31, 2021:

	Principal Outstanding	Unamortized Deferred Financing Fees	Net Balance Outstanding
Term Loan	$397,500	$(6,870)	$390,630
Less Current Portion of Term Loan	(10,000)	—	(10,000)

Total	$387,500	$(6,870)	$380,630

On September 30, 2020, the Company refinanced its debt by entering into the New Credit Agreement. The New Credit Agreement consists of (i) a $347,500 senior secured term loan, (ii) a $52,500 senior secured delayed draw term loan and (iii) a $25,000 senior secured revolving facility. The maturity date on the term loan and the delayed draw term loan is September 30, 2026 and the maturity date on the revolving facility is September 30, 2025. For the six months ended March 31, 2021 and 2020, the Company expensed $628 and $864 of debt issuance costs. Debt is comprised of the following as of September 30, 2020:

	Principal Outstanding	Unamortized Deferred Financing Fees	Net Balance Outstanding
Term Loan	$347,500	$(7,269)	$340,231
Less Current Portion of Term Loan	(6,516)	—	(6,516)

Total	$340,984	$(7,269)	$333,715

Borrowings under the New Credit Agreement are collateralized by substantially all assets of the Company. Beginning with the year ending September 30, 2021 and for each fiscal year ending thereafter, the Company may be required to make additional mandatory payments of the term loan with certain excess cash flow amounts (as set forth in the New Credit Agreement), with customary exceptions. At the Company’s election, borrowings bear interest at the applicable Eurodollar Rate plus a variable margin or at a Base Rate plus a variable margin. At March 31, 2021, and September 30, 2020, the variable margin rate under the New Credit Agreement was 8.00%. The Company is also required to pay a quarterly fee on the unused balance of the revolving facility of 0.50% and a quarterly fee on the undrawn balance on the delayed draw term loan of 1.00%. Accrued interest was $0 and $79 as of March 31, 2021, and September 30, 2020, respectively, and is payable based on elected intervals of one, two or three months.

Nutrition Topco, LLC

Notes to Consolidated Condensed Financial Statements (unaudited)

(in thousands of dollars)

The following summarizes future minimum principal payments required under the Company’s New Credit Agreement as of March 31, 2021:

Term Loan
2021	$5,000
2022	10,000
2023	10,000
2024	10,000
2025	10,000
Thereafter	352,500

$397,500

8. Income Taxes

The income tax rate for the six months ended March 31, 2021 and 2020 was 20.3% and 26.6%, respectively. The effective income tax rate differs from the U.S. federal statutory rate primarily due to state taxes, certain non-deductible expenses, and research tax credits in the U.S. As of March 31, 2021, the Company had no uncertain tax positions. The Company is subject to taxation and files income tax returns in certain foreign, U.S. and state jurisdictions. The Company is no longer subject to U.S. federal tax examinations for fiscal years before 2017. The Company is no longer subject to examination in any U.S. state jurisdiction or foreign jurisdiction for fiscal years prior to 2015. The Company maintains a full valuation allowance on certain deferred tax assets related to foreign losses.

9. Capital Stock

Stockholder Litigation

As of September 30, 2020, the Company had accrued a liability related to the appraisal demands of stockholders of $33,855 plus interest of $8,226 and a premium of $11,000. On October 29, 2020, the Company settled this litigation by paying $52,265 plus an additional $1,000 to be paid on or before April 16, 2021.

On May 13, 2020, the Company received a notice of a separate lawsuit brought by a former public stockholder of the Company against the former public Directors of the Company and HGGC, alleging that the former Directors — aided by HGGC — breached their fiduciary duties in connection with the Company’s sale to HGGC in 2017. The Company has an obligation to indemnify those former Directors and HGGC for any losses arising out of that litigation. On April 15, 2021, the parties to that lawsuit and the Company stipulated to settle the lawsuit for $17,500, subject to the approval of the court. The Company has expensed and accrued $17,500 on the consolidated balance sheets as of September 30, 2020 related to this pending lawsuit.

Management Incentive Units

Norway Topco has issued grants of Class B and Class C incentive units (collectively “Incentive Units”) to select employees and management of the Company, and the related expense is pushed down to the Company. Each unit represents a fractional part of the limited partner interest.

Nutrition Topco, LLC

Notes to Consolidated Condensed Financial Statements (unaudited)

(in thousands of dollars)

The following table reflects Class B Unit activity for the period (information not in thousands):

	Number of B Units Available to Issue	Number of B Units Outstanding	Weighted- Average Grant Price
Balance as of September 30, 2020	—	10,352,361	$0.2228

Units forfeited	—	—	—

Balance as of March 31, 2021	—	10,352,361	$0.2228

Balance as of September 30, 2019	—	12,258,829	$0.2218

Units forfeited	—	(1,148,575)	0.2334

Balance as of March 31, 2020	—	11,110,254	$0.2206

The fair value of the issued and outstanding units as of March 31, 2021 and 2020 was $2,307 and $2,451, respectively. The weighted average remaining contractual life for units outstanding as of March 31, 2021 was 2 years. The company recorded $226 and $241 in compensation expense for the six months ended March 31, 2021 and 2020, respectively.

As of March 31, 2021 and 2020, the Company had $674 and $1,142 of future period compensation based expense related to the units respectively. No income tax benefit was recognized for this compensation expense in the consolidated statements of comprehensive loss, as the Company does not anticipate realizing any such benefit in the future.

The following table reflects Class C Unit activity for the period (information not in thousands):

	Number of C Units Available to Issue	Number of C Units Outstanding	Weighted- Average Grant Price
Balance as of September 30, 2020	4,543,084	16,276,856	$0.3172

Units granted	(236,827)	236,827	0.3172
Units forfeited	242,032	(242,032)	0.3172

Balance as of March 31, 2021	4,548,289	16,271,651	$0.3172

Balance as of September 30, 2019	—	—	$—

Class C Units reserved	20,819,940	—	0.3172
Units granted	(8,327,976)	8,327,976	0.3172

Balance as of March 31, 2020	12,491,964	8,327,976	$0.3172

The fair value of the issued and outstanding units as of March 31, 2021 and 2020 was $5,161 and $2,642 respectively. The weighted average remaining contractual life for units outstanding as of March 31, 2021 was 4 years. The company recorded $523 and $54 in compensation expense for the six months ended March 31, 2021 and 2020, respectively.

As of March 31, 2021 and 2020, the Company had $3,994 and $532 of future period compensation-based expense related to the units, respectively. No income tax benefit was recognized

Nutrition Topco, LLC

Notes to Consolidated Condensed Financial Statements (unaudited)

(in thousands of dollars)

for this compensation expense in the consolidated statements of comprehensive loss, as the Company does not anticipate realizing any such benefit in the future.

10. Employee Benefit Plans

The Company has a 401(k) defined contribution profit sharing plan that covers substantially all employees. Under the plan, employees may contribute up to 75% of their compensation subject to certain exceptions and limitations. In addition, employees who meet certain age requirements may contribute additional amounts permitted by law under the plan. The Company makes matching contributions to the plan up to the first 4% of employee contributions and is permitted to make discretionary contributions under the plan. The amounts contributed to the plan by the Company were $610 and $503 for the six months ended March 31, 2021 and 2020, respectively.

11. Commitments and Contingencies

The Company is involved in various legal matters arising in the normal course of business. As of March 31, 2021 and September 30, 2020, a liability of $875 was recorded for individual regulatory and legal matters in which the Company is presently involved. In the opinion of management, the individual regulatory and legal matters in which the Company is presently involved are not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, the aggregate liability of the Company arising from regulatory and legal proceedings related to future matters could have a material effect on the Company’s financial position, results of operations or cash flows.

The Company leases office, storage and warehouse space as well as apartments, vehicles, and other equipment under noncancelable operating leases, the last of which expires during fiscal year 2028; however, the Company has negotiated extension options in many cases. These operating leases require the Company to pay all taxes, insurance and maintenance.

The following summarizes future minimum lease payments required under the Company’s significant noncancelable operating leases as of March 31, 2021:

Minimum Lease Payments
2021	$1,050
2022	1,694
2023	1,420
2024	1,364
2025	1,355
Thereafter	4,070

$10,953

Total rent expense incurred by the Company was $1,009 and $379 for the six months ended March 31, 2021 and 2020, respectively.

Nutrition Topco, LLC

Notes to Consolidated Condensed Financial Statements (unaudited)

(in thousands of dollars)

12. Subsequent Events

In April 2021, the Company entered into an agreement with Norway Topco to receive a capital contribution from HGGC of $17,500 to be used to settle the stockholder litigation complaint filed against the Company on May 13, 2020. The contribution will be effectuated by a cash transfer and adjustment to the Company’s capital account. HGGC received no additional shares of capital stock or ownership interest in consideration for its capital contribution.

On April 1, 2021, the Company sold the manufacturing facility in Tulsa, Oklahoma, for $1,860, net of fees.

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the condensed consolidated financial statements through June 7, 2021, the date the condensed consolidated financial statements were available to be issued and there were no other subsequent events that required further discussion or recognition in the accompanying condensed consolidated financial statements.

The Better Being Co.

Goldman Sachs & Co. LLC

Credit Suisse

Jefferies

Deutsche Bank Securities

Piper Sandler

Guggenheim Securities

Raymond James

Through and including                     , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and the NYSE fee.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees and registrar fees		*
Miscellaneous expenses		*

Total expenses	$	*

Item 14.	Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

Upon completion, of this offering we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We will maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities arising under the Securities Act or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

We have not sold any securities, registered or otherwise, within the past three years.

Item 16.	Exhibits and Financial Statement Schedules.

(i) Exhibits

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Certificate of Incorporation of The Better Being Co., to be in effect upon the closing of this offering.

3.2	Bylaws of The Better Being Co., to be in effect upon the closing of this offering.

4.1	Registration Rights Agreement.

5.1*	Opinion of Kirkland & Ellis LLP

10.1	Credit Agreement, dated as of September 30, 2020, among Nutraceutical International Corporation, as borrower, Nutrition Parent, LLC, as guarantor, the lenders from time to time thereto, Owl Rock Capital Corporation, as administrative agent for the lenders and collateral agent for the secured parties.

Exhibit Number	Description

10.2+*	Form of Nutrition Topco 2021 Omnibus Incentive Plan

10.3+*	Form of Incentive Stock Option Agreement.

10.4+*	Form of Restricted Stock Agreement.

10.5+*	Form of Nonqualified Stock Option Agreement.

10.6+*	Form of Stock Appreciation Rights Agreement.

10.7+*	Form of Restricted Stock Unit Agreement.

10.8+	Form of Indemnification Agreement

10.9	Form of Director Nomination Agreement

10.10+	Employment Agreement, dated January 8, 2020, by and between Nutraceutical International Corporation and Monty Sharma

10.11+	Offer Letter, dated July 31, 2019, by and between Nutraceutical International Corporation and Ankit Dhawan

10.12+	Offer Letter, dated February 25, 2020, by and between Nutraceutical International Corporation and Bob Gandert

21.1*	List of subsidiaries of Nutrition Topco, LLC

23.2	Consent of PricewaterhouseCoopers LLP.

24.1	Powers of attorney (included on signature page).

*	Indicates to be filed by amendment.
+	Indicates a management contract or compensatory plan or arrangement.

(ii) Financial statement schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Salt Lake City, State of Utah, on July 6, 2021.

The Better Being Co.

By:	/s/ Monty Sharma
Name:	Monty Sharma
Title:	Chief Executive Officer

POWER OF ATTORNEY

The undersigned directors and officers of The Better Being Co. hereby appoint each of Monty Sharma, Ankit Dhawan and Jeff Burchfield, as attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Monty Sharma Monty Sharma	Chief Executive Officer and Director (Principal Executive Officer)	July 6, 2021

/s/ Ankit Dhawan Ankit Dhawan	Chief Financial Officer (Principal Financial and Accounting Officer)	July 6, 2021

/s/ Steven Leistner Steven Leistner	Director	July 6, 2021

/s/ Les Brown Les Brown	Director	July 6, 2021

/s/ Bill Conrad Bill Conrad	Director	July 6, 2021

/s/ Mark Grabowski Mark Grabowski	Director	July 6, 2021

Signature	Title	Date

/s/ Zack Werner Zack Werner	Director	July 6, 2021

/s/ Brenda Morris Brenda Morris	Director	July 6, 2021